Exhibit 99.1

[                    ], 2016

Dear Alcoa Inc. Shareholder:

In September 2015, we announced our plan to separate into two independent, publicly traded companies: a globally cost-competitive upstream company and an innovation and technology-driven value-add company. The upstream company will include the five business units that today make up Global Primary Products—Bauxite, Alumina, Aluminum, Cast Products and Energy—and a Rolled Products business unit consisting of the rolling mill operations in Warrick, Indiana, and Saudi Arabia (the “Warrick and Ma’aden Rolling Mills”) (collectively, the “Upstream Businesses”). The value-add company will include the Engineered Products and Solutions, Global Rolled Products (other than the Warrick and Ma’aden Rolling Mills), and Transportation and Construction Solutions business segments (collectively, the “Value-Add Businesses”).

The separation will create two industry-leading, independent public companies with distinct product portfolios and corporate strategies. We believe that the upstream company will be a cost-competitive industry leader in bauxite mining, alumina refining, aluminum production, and aluminum can packaging for the North America market, positioned for success throughout the market cycle. The value-add company will be a premier provider of high-performance multi-material products and solutions. The companies will have distinct value profiles, and the separation will allow each company to effectively allocate resources and deploy capital in line with each company’s growth priorities and cash-flow profiles. As independent entities, each company will be positioned to capture opportunities in increasingly competitive and rapidly evolving markets, and to pursue their own independent strategies, positioning each to push the performance envelope within distinct operating environments.

The separation will occur by means of a pro rata distribution by Alcoa Inc. (“ParentCo”) of at least 80.1% of the outstanding shares of a newly formed upstream company named Alcoa Upstream Corporation (“Alcoa Corporation”), which will own the Upstream Businesses. ParentCo, the existing publicly traded company, will continue to own the Value-Add Businesses, and will become the value-add company. In conjunction with the separation, ParentCo will change its name to “Arconic Inc.” (“Arconic”) and will change its stock symbol from “AA” to “ARNC”, and “Alcoa Upstream Corporation” will change its name to “Alcoa Corporation” and will apply for authorization to list its common stock on the New York Stock Exchange under the symbol “AA.”

Upon completion of the separation, each ParentCo shareholder as of the record date will continue to own shares of ParentCo (which, as a result of ParentCo’s name change to Arconic, will be Arconic shares) and will own a pro rata share of the outstanding common stock of Alcoa Corporation to be distributed. Each ParentCo shareholder will receive one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on October 20, 2016, the record date for the distribution, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to that date. If the reverse stock split is not effected, each ParentCo shareholder will receive one share of Alcoa Corporation common stock for every nine shares of ParentCo common stock held as of the close of business on the record date. The Alcoa Corporation common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. It is intended that, for U.S. federal income tax purposes, the distribution generally will be tax-free to ParentCo shareholders. No vote of ParentCo shareholders is required for the distribution. You do not need to take any action to receive shares of Alcoa Corporation common stock to which you are entitled as a ParentCo shareholder, and you do not need to pay any consideration or surrender or exchange your ParentCo common stock.

We encourage you to read the attached information statement, which is being provided to all ParentCo shareholders that held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about Alcoa Corporation.

We believe the separation provides tremendous opportunities for our businesses and our shareholders, as we work to continue to build long-term shareholder value. We appreciate your continuing support of Alcoa Inc., and look forward to your future support of Arconic Inc. and Alcoa Corporation.

Sincerely,

Klaus Kleinfeld

Chairman and Chief Executive Officer

Alcoa Inc.

[                    ], 2016

Dear Future Alcoa Upstream Corporation Stockholder:

I am excited to welcome you as a future stockholder of Alcoa Upstream Corporation (“Alcoa Corporation”). Alcoa Corporation is a cost-competitive large scale industry leader in global aluminum production. Our operations will comprise business units focused on Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy, which together will encompass all major production activities along the primary aluminum industry value chain, providing Alcoa Corporation an important position in each critical segment of the supply chain.

At the time of its separation from Alcoa Inc. (“ParentCo”), Alcoa Corporation’s first-class asset base will include the world’s largest bauxite mining portfolio and what we believe is the most attractive global alumina refining system, both with first quartile cost curve positions. Our leading bauxite and refining operations supply a strategic global aluminum smelting portfolio with a highly competitive second quartile cost curve position. Our smelter footprint is enhanced by a strategic network of co-located casthouse facilities producing value-added aluminum products for customers in key global markets, and rolling mill operations in Warrick, Indiana, and Saudi Arabia that will serve the North American aluminum can packaging market. Alcoa Corporation’s metal operations are complemented by a substantial portfolio of global energy assets offering third-party sales opportunities, and in some cases, the operational flexibility to consume electricity for metal production or capture earnings from power sales. Alcoa Corporation’s global footprint will include 27 facilities worldwide and approximately 16,000 employees.

Over the past few years, ParentCo has implemented a comprehensive strategy to secure our company as a cost-competitive industry leader in bauxite mining, alumina refining, aluminum production and value-added casting and rolling, positioned for success throughout the market cycle. We have accomplished this by strengthening each of our businesses for greater efficiency, profitability and value-creation. By reshaping our portfolio, we have made our company more resilient against market down-swings, while remaining prepared to capitalize on the upswings. We have developed new opportunities in establishing our bauxite and cast products businesses and our diverse sites offer close proximity to major markets, well situated to capture robust aluminum demand. We continue to enhance our competitiveness through rigorous portfolio management and strong cost controls and are committed to a philosophy of disciplined capital allocation and prudent return of capital to shareholders.

Upon completion of the separation, “Alcoa Upstream Corporation” will be renamed “Alcoa Corporation,” and we intend to list Alcoa Corporation’s common stock on the New York Stock Exchange under the symbol “AA.” ParentCo, to be renamed “Arconic Inc.,” will change its stock symbol from “AA” to “ARNC” in connection with the separation.

At Alcoa Corporation, our vision for the future is clear. We intend to deliver unparalleled value for our customers, working faster and smarter, enabling us to succeed in partnership with them. We will strive to ensure operational excellence within our strong foundation of assets, drive continuous improvement, harness innovation and creativity and maintain profitability through market troughs and peaks. We will adhere to a philosophy advocating prudent use of capital, and intend to carefully consider opportunities to generate superior outcomes for our investors. As an industry leader, we intend to attract and retain the best talent in metals and mining, treat our people with respect and dignity and embrace best-in-class ethical and sustainability standards. As we prepare to become a standalone company, we look to build upon our rich heritage, ready to seize the future and excel.

Sincerely,

Roy Harvey

Chief Executive Officer

Alcoa Upstream Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, Dated September 29, 2016

INFORMATION STATEMENT

Alcoa Upstream Corporation

This information statement is being furnished in connection with the distribution by Alcoa Inc. (“ParentCo”) to its shareholders of outstanding shares of common stock of Alcoa Upstream Corporation (“Alcoa Corporation”), a wholly owned subsidiary of ParentCo that will hold the assets and liabilities associated with ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, as well as a Rolled Products business consisting of ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia (collectively, the “Alcoa Corporation Business”). To implement the separation, ParentCo currently plans to distribute at least 80.1% of the outstanding shares of Alcoa Corporation common stock on a pro rata basis to ParentCo shareholders in a distribution that is intended to qualify as generally tax-free to the ParentCo shareholders for United States (“U.S.”) federal income tax purposes. Immediately after the distribution becomes effective, ParentCo will own no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation. Prior to completing the separation, ParentCo may adjust the percentage of Alcoa Corporation shares to be distributed to ParentCo shareholders and retained by ParentCo in response to market and other factors, and it will amend this information statement to reflect any such adjustment.

For every three shares of common stock of ParentCo held of record by you as of the close of business on October 20, 2016, which is the record date for the distribution, you will receive one share of Alcoa Corporation common stock, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to that date. If the reverse stock split is not effected, then for every nine shares of common stock of ParentCo held of record by you as of the close of business on the record date, you will receive one share of Alcoa corporation common stock. You will receive cash in lieu of any fractional shares of Alcoa Corporation common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of ParentCo common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of Alcoa Corporation common stock in connection with the separation and distribution. We expect the shares of Alcoa Corporation common stock to be distributed by ParentCo to you at 12:01 a.m., Eastern Time, on November 1, 2016. We refer to the date of the distribution of the Alcoa Corporation common stock as the “distribution date.”

Until the separation occurs, Alcoa Corporation will be a wholly owned subsidiary of ParentCo and consequently, ParentCo will have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date, as well as to reduce the amount of outstanding shares of common stock of Alcoa Corporation that it will retain, if any, following the distribution.

No vote of ParentCo shareholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send ParentCo a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of ParentCo common stock or take any other action to receive your shares of Alcoa Corporation common stock.

There is no current trading market for Alcoa Corporation common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Alcoa Corporation common stock to begin on the first trading day following the completion of the distribution. “Alcoa Upstream Corporation” will change its name to “Alcoa Corporation” and intends to have its common stock authorized for listing on the New York Stock Exchange (the “NYSE”) under the symbol “AA.” ParentCo will be renamed “Arconic Inc.” (“Arconic”) and will change its stock symbol from “AA” to “ARNC” in connection with the separation.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 23.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [                    ], 2016.

This information statement was first mailed to ParentCo shareholders on or about [                    ], 2016.

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Presentation of Information

Unless the context otherwise requires:

•	The information included in this information statement about Alcoa Corporation, including the Combined Financial Statements of Alcoa Corporation, which primarily comprise the assets and liabilities of ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, as well as ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.

•	References in this information statement to “Alcoa Corporation,” “we,” “us,” “our,” “our company” and “the company” refer to Alcoa Upstream Corporation, a Delaware corporation, and its subsidiaries.

•	References in this information statement to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation, and its consolidated subsidiaries, including the Alcoa Corporation Business prior to completion of the separation.

•	References in this information statement to the “Alcoa Corporation Business” refer to ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, as well as a Rolled Products business consisting of ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia.

•	References in this information statement to “Arconic” refer to ParentCo after the completion of the separation and the distribution, following which ParentCo will change its name to “Arconic Inc.” and its business will comprise the Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses.

•	References in this information statement to the “Arconic Business” refer to ParentCo’s Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses, collectively.

•	References in this information statement to the “separation” refer to the separation of the Alcoa Corporation Business from ParentCo’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Alcoa Corporation, to hold the assets and liabilities associated with the Alcoa Corporation Business after the distribution.

•	References in this information statement to the “distribution” refer to the distribution of at least 80.1% of Alcoa Corporation’s issued and outstanding shares of common stock to ParentCo shareholders as of the close of business on the record date for the distribution.

•	References in this information statement to Alcoa Corporation’s per share data assume a distribution ratio of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock and a distribution of approximately 80.1% of the outstanding shares of Alcoa Corporation common stock.

•	References in this information statement to Alcoa Corporation’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Alcoa Corporation Business as the business was conducted as part of ParentCo prior to the completion of the separation.

Trademarks and Trade Names

Alcoa Corporation owns or has rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Among the trademarks that Alcoa Corporation owns or has rights to use that appear in this information statement are the name “Alcoa” and the Alcoa symbol for aluminum products. Solely for

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convenience, we only use the TM or ® symbols the first time any trademark or trade name is mentioned. Each trademark or trade name of any other company appearing in this information statement is, to our knowledge, owned by such other company.

Industry Information

Unless indicated otherwise, the information concerning our industry contained in this information statement is based on Alcoa Corporation’s general knowledge of and expectations concerning the industry. Alcoa Corporation’s market position, market share and industry market size are based on estimates using Alcoa Corporation’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Alcoa Corporation has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, Alcoa Corporation believes that data regarding the industry, market size and its market position and market share within such industry provide general guidance but are inherently imprecise. Further, Alcoa Corporation’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

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QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Alcoa Corporation and why is ParentCo separating Alcoa Corporation’s business and distributing Alcoa Corporation stock?

Alcoa Corporation, which is currently a wholly owned subsidiary of ParentCo, was formed to own and operate ParentCo’s Alcoa Corporation Business. The separation of Alcoa Corporation from ParentCo and the distribution of Alcoa Corporation common stock are intended, among other things, to enable the management of both companies to pursue opportunities for long-term growth and profitability unique to each company’s business and allow each business to more effectively implement its own distinct capital structure and capital allocation strategies. ParentCo expects that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?

ParentCo is delivering this document to you because you are a holder of shares of ParentCo common stock. If you are a holder of shares of ParentCo common stock as of the close of business on October 20, 2016, the record date of the distribution, you will be entitled to receive one share of Alcoa Corporation common stock for every three shares of ParentCo common stock that you hold at the close of business on such date, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date. If the reverse stock split is not effected, you will be entitled to receive one share of Alcoa Corporation common stock for every nine shares of ParentCo common stock that you hold at the close of business on such date. Each of these ratios assumes a distribution of approximately 80.1% of the outstanding shares of Alcoa Corporation common stock and applies the distribution ratio without accounting for cash to be issued in lieu of fractional shares. This document will help you understand how the separation and distribution will affect your post-separation ownership in Arconic and Alcoa Corporation.

How will the separation of Alcoa Corporation from ParentCo work?

As part of the separation, and prior to the distribution, ParentCo and its subsidiaries expect to complete an internal restructuring in order to transfer to Alcoa Corporation the Alcoa Corporation Business that Alcoa Corporation will own following the separation. To accomplish the separation, ParentCo will distribute at least 80.1% of the outstanding shares of Alcoa Corporation common stock to ParentCo shareholders on a pro rata basis in a distribution intended to be generally tax-free to ParentCo shareholders for U.S. federal income tax purposes. Following the distribution, ParentCo shareholders will own directly at least 80.1% of the outstanding shares of common stock of Alcoa Corporation, and Alcoa Corporation will be a separate company from ParentCo. ParentCo will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution. Following the separation, the number of shares of ParentCo common stock (which, as a result of ParentCo’s name change to Arconic, will be Arconic shares) you own will not change as a result of the separation.

What is the record date for the distribution?	The record date for the distribution will be [ ], 2016.
When will the distribution occur?

We expect that at least 80.1% of the outstanding shares of Alcoa Corporation common stock will be distributed by ParentCo at 12:01 a.m., Eastern Time, on November 1, 2016, to holders of record of shares of ParentCo common stock at the close of business on October 20, 2016, the record date for the distribution.

What do shareholders need to do to participate in the distribution?

Shareholders of ParentCo as of the record date for the distribution will not be required to take any action to receive Alcoa Corporation common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of ParentCo common stock, or take any other action to receive your shares of Alcoa Corporation common stock. Please do not send in your ParentCo stock certificates. The distribution will not affect the number of outstanding shares of ParentCo common stock or any rights of ParentCo shareholders, although it will affect the market value of each outstanding share of ParentCo common stock (which, as a result of ParentCo’s name change to Arconic, will be Arconic common stock after the separation).

How will shares of Alcoa Corporation common stock be issued?

You will receive shares of Alcoa Corporation common stock through the same channels that you currently use to hold or trade shares of ParentCo common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of Alcoa Corporation shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of ParentCo common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, ParentCo, with the assistance of Computershare Trust Company, N.A. (“Computershare”), the distribution agent, will electronically distribute shares of Alcoa Corporation common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of Alcoa Corporation common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Alcoa Corporation common stock will I receive in the distribution?	ParentCo will distribute to you one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held by you as of close of business on the record date for the distribution, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date. If the reverse stock split is not effected, ParentCo will distribute to you one share of Alcoa Corporation common stock for every nine shares of ParentCo common stock held by you as of the close of business on such date. Based on approximately [ ] shares of ParentCo common stock outstanding as of [ ], 2016, and assuming a distribution of approximately 80.1% of the outstanding shares of Alcoa Corporation common stock and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), a total of approximately [        ] million shares of Alcoa Corporation common stock will be distributed to ParentCo’s shareholders and approximately [        ] million shares of Alcoa Corporation common stock will continue to be owned by ParentCo. For additional information on the distribution, see “The Separation and Distribution.”

Will Alcoa Corporation issue fractional shares of its common stock in the distribution?

No. Alcoa Corporation will not issue fractional shares of its common stock in the distribution. Fractional shares that ParentCo shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?

The distribution is subject to the satisfaction (or waiver by ParentCo in its sole discretion) of the following conditions:

•       the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement in effect; and no proceedings for such purposes having been instituted or threatened by the SEC;

•       the mailing of this information statement to ParentCo shareholders;

•       (i) the private letter ruling from the Internal Revenue Service (the “IRS”) regarding certain U.S. federal income tax matters relating to the separation and distribution received by ParentCo continuing to be valid and being satisfactory to the ParentCo Board of Directors and (ii) the receipt of by ParentCo and continuing validity of an opinion of its outside counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

•       the internal reorganization having been completed and the transfer of assets and liabilities of the Alcoa Corporation Business from ParentCo to Alcoa Corporation, and the transfer of assets and liabilities of the Arconic Business from Alcoa Corporation to ParentCo, having been completed in accordance with the separation and distribution agreement;

•       the receipt of one or more opinions from an independent appraisal firm to the ParentCo Board of Directors as to the solvency of ParentCo and Alcoa Corporation after the completion of the distribution, in each case in a form and substance acceptable to the ParentCo Board of Directors in its sole and absolute discretion;

•       all actions necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder having been taken or made and, where applicable, having become effective or been accepted;

•       the execution of certain agreements contemplated by the separation and distribution agreement;

•       no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;

•       the shares of Alcoa Corporation common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of distribution;

•       ParentCo having received certain proceeds from the financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements; and

•       no other event or development existing or having occurred that, in the judgment of ParentCo’s Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and the other related transactions.

ParentCo and Alcoa Corporation cannot assure you that any or all of these conditions will be met, or that the separation will be consummated even if all of the conditions are met. ParentCo can decline at any time to go forward with the separation. In addition, ParentCo may waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?

The completion and timing of the separation are dependent upon a number of conditions. We expect that the shares of Alcoa Corporation common stock will be distributed by ParentCo at 12:01 a.m., Eastern Time, on November 1, 2016, to the holders of record of shares of ParentCo common stock at the close of business on October 20, 2016, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met, by November 1, 2016 or at all.

Will ParentCo and Alcoa Corporation be renamed in conjunction with the Separation?

Yes. In conjunction with the separation, ParentCo will change its name to “Arconic Inc.” and will change its stock symbol from “AA” to “ARNC,” and “Alcoa Upstream Corporation” will change its name to “Alcoa Corporation” and will apply for authorization to list its common stock on the NYSE under the symbol “AA.”

Can ParentCo decide to cancel the distribution of Alcoa Corporation common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, ParentCo has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my ParentCo common stock or my Alcoa Corporation common stock?	You should consult with your financial advisors, such as your stock broker, bank or tax advisor.
What is “regular-way” and “ex-distribution” trading of ParentCo common stock?

Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, we expect that there will be two markets in ParentCo common stock: a “regular-way” market and an “ex-distribution” market. ParentCo common stock that trades in the “regular-way” market will trade with an entitlement to shares of Alcoa Corporation common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to Alcoa Corporation common stock distributed pursuant to the distribution. If you decide to sell any shares of ParentCo common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your ParentCo common stock with or without your entitlement to Alcoa Corporation common stock pursuant to the distribution.

Where will I be able to trade shares of Alcoa Corporation common stock?

Alcoa Corporation intends to apply for authorization to list its common stock on the NYSE under the symbol “AA.” ParentCo will change its name to Arconic and will change its stock symbol from “AA” to “ARNC” upon completion of the separation. Alcoa Corporation anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to and through the distribution date, and that “regular-way” trading in Alcoa Corporation common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell Alcoa Corporation common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Alcoa Corporation cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of ParentCo common stock?

ParentCo common stock will continue to trade on the NYSE after the distribution but will be traded as Arconic common stock due to ParentCo’s name change to Arconic and under the stock symbol “ARNC” instead of “AA.”

Will the number of shares of ParentCo common stock that I own change as a result of the distribution?

No. The number of shares of ParentCo common stock that you own will not change as a result of the distribution. Following the separation, ParentCo common stock will be referred to as Arconic common stock as a result of ParentCo’s name change to Arconic.

Will the distribution affect the market price of my ParentCo common stock?	Yes. As a result of the distribution, ParentCo expects the trading price of shares of ParentCo common stock (which, as a result of ParentCo’s name change to Arconic, will be referred to as Arconic common stock) immediately following the distribution to be different from the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Alcoa Corporation Business. There can be no assurance whether the aggregate market value of the Arconic common stock and the Alcoa Corporation common stock following the separation will be higher or lower than the market value of ParentCo common stock if the separation did not occur. This means, for example, that the combined trading prices of three shares of Arconic common stock and one share of Alcoa Corporation common stock after the distribution may be equal to, greater than or less than the trading price of a share of ParentCo common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and the distribution?

It is a condition to the distribution that (i) the private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and distribution received by ParentCo remain valid and be satisfactory to the ParentCo Board of Directors, and (ii) ParentCo receive an opinion of its outside counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as transactions that are generally tax-free under Sections 355 and 368(a)(1)(D) of the Code. Assuming the distribution, together with certain related transactions, so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of Alcoa Corporation common stock pursuant to the distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of Alcoa Corporation common stock.

You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What will Alcoa Corporation’s relationship be with Arconic following the separation?	Following the distribution, ParentCo shareholders (or Arconic shareholders after ParentCo’s name change to Arconic) will own directly at least 80.1% of the outstanding shares of common stock of Alcoa Corporation, and Alcoa Corporation will be a separate company from ParentCo. ParentCo will retain no more than 19.9% of the outstanding shares of Alcoa Corporation following the distribution. Alcoa Corporation will enter into a separation and distribution agreement with ParentCo to effect the separation and to provide a framework for Alcoa Corporation’s relationship with Arconic after the separation and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business. These agreements will provide for the allocation between Alcoa Corporation and Arconic of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of ParentCo and its subsidiaries attributable to periods prior to, at and after Alcoa Corporation’s separation from ParentCo and will govern the relationship between Alcoa Corporation and Arconic subsequent to the completion of the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

How will Arconic vote any shares of Alcoa Corporation common stock it retains?

Arconic will agree to vote any shares of Alcoa Corporation common stock that it retains in proportion to the votes cast by Alcoa Corporation’s other stockholders and is expected to grant Alcoa Corporation a proxy to vote its shares of Alcoa Corporation common stock in such proportion. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement.”

What does Arconic intend to do with any shares of Alcoa Corporation common stock it retains?

Arconic currently plans to dispose of all of the Alcoa Corporation common stock that it retains after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, following a 60-day lock-up period and within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution.

Who will manage Alcoa Corporation after the separation?

Alcoa Corporation will benefit from a management team with an extensive background in the Alcoa Corporation Business. Led by Roy C. Harvey, who will be Alcoa Corporation’s President and Chief Executive Officer, and William F. Oplinger, who will be Alcoa Corporation’s Chief Financial Officer, Alcoa Corporation’s management team will possess deep knowledge of, and extensive experience in, its industry. For more information regarding Alcoa Corporation’s directors and management, see “Management” and “Directors.”

Are there risks associated with owning Alcoa Corporation common stock?

Yes. Ownership of Alcoa Corporation common stock is subject to both general and specific risks relating to Alcoa Corporation’s business, the industry in which it operates, its ongoing contractual relationships with Arconic and its status as a separate, publicly traded company. Ownership of Alcoa Corporation common stock is also subject to risks relating to the separation. Certain of these risks are described in the “Risk Factors” section of this information statement, beginning on page 23. We encourage you to read that section carefully.

Does Alcoa Corporation plan to pay dividends?

The declaration and payment of any dividends in the future by Alcoa Corporation will be subject to the sole discretion of its Board of Directors and will depend upon many factors. See “Dividend Policy.”

Will Alcoa Corporation incur any indebtedness prior to or at the time of the distribution?

A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation, including (i) a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1.5 billion and (ii) $1.25 billion of senior notes. Upon release of the senior notes from escrow, Alcoa Corporation intends to pay a substantial portion of the proceeds of the senior notes to Arconic. ParentCo’s existing senior notes are expected to remain an obligation of Arconic after the separation, except to the extent that Arconic uses funds received by it from Alcoa Corporation to repay such existing indebtedness.

See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent for the distribution and transfer agent and registrar for Alcoa Corporation common stock?

The distribution agent, transfer agent and registrar for the Alcoa Corporation common stock will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact Computershare toll free at 1-888-985-2058.

Where can I find more information about ParentCo and Alcoa Corporation?

Before the distribution, if you have any questions relating to ParentCo’s business performance, you should contact:

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

Attention: Investor Relations

After the distribution, Alcoa Corporation shareholders who have any questions relating to Alcoa Corporation’s business performance should contact Alcoa Corporation at:

Alcoa Corporation

390 Park Avenue

New York, New York 10022-4608

Attention: Investor Relations

The Alcoa Corporation investor website (www.[                    ].com) will be operational on or around [                    ], 2016. The Alcoa Corporation website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

INFORMATION STATEMENT SUMMARY

The following is a summary of selected information discussed in this information statement. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, the information included in this information statement about Alcoa Corporation, including the Combined Financial Statements of Alcoa Corporation, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Alcoa Corporation,” “we,” “us,” “our,” “our company” and “the company” refer to Alcoa Upstream Corporation, a Delaware corporation, and its subsidiaries. Unless the context otherwise requires, references in this information statement to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation, and its consolidated subsidiaries, including the Alcoa Corporation Business prior to completion of the separation.

Unless the context otherwise requires, references in this information statement to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia, as such operations were conducted as part of ParentCo prior to completion of the separation.

Our Company

Alcoa Corporation is a global industry leader in the production of bauxite, alumina and aluminum, enhanced by a strong portfolio of value-added cast and rolled products and substantial energy assets. Alcoa Corporation draws on the innovation culture, customer relationships and strong brand of ParentCo. Previously known as the Aluminum Company of America, ParentCo pioneered the aluminum industry 128 years ago with the discovery of the first commercial process for the affordable production of aluminum. Since the discovery, Alcoa aluminum was used in the Wright brothers’ first flight (1903), and ParentCo helped produce the first aluminum-sheathed skyscraper (1952), the first all-aluminum vehicle frame (1994) and the first aluminum beer bottle (2004). Today, Alcoa Corporation extends this heritage of product and process innovation as it strives to continuously redefine world-class operational performance at its locations, while partnering with its customers across its range of global products. We believe that the lightweight capabilities and enhanced performance attributes that aluminum offers across a number of end markets are in increasingly high demand and underpin strong growth prospects for Alcoa Corporation.

Alcoa Corporation’s operations encompass all major production processes in the primary aluminum industry value chain, which we believe provides Alcoa Corporation with a strong platform from which to serve our customers in each critical segment. Our portfolio is well-positioned to take advantage of a projected 5% growth in global aluminum demand in 2016 and to be globally cost competitive throughout all phases of the aluminum commodity price cycle.

Our Strengths

Alcoa Corporation’s significant competitive advantages distinguish us from our peers.

World-class aluminum assets. Alcoa Corporation has an industry-leading, cost-competitive portfolio comprising six businesses—Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy. These assets include the largest bauxite mining portfolio in the world; a first quartile low cost, globally diverse alumina refining system; and a newly optimized aluminum smelting portfolio. With our innovative network of casthouses, we can customize the majority of our primary aluminum production to the precise specifications of our customers and we believe that our rolling mills provide us with a cost competitive and efficient platform to serve the North American packaging market. Our portfolio of energy assets provides third-party sales opportunities, and in some cases, has the operational flexibility to either support metal production or capture earnings through third-party power sales. In addition, the expertise within each business supports the next step in our value chain by providing optimized products and process knowledge.

Our fully integrated Saudi Arabian joint venture, formed in 2009 with the Saudi Arabian Mining Company (Ma’aden), showcases those synergies. Through our Ma’aden joint venture, we have developed the lowest cost aluminum production complex within the worldwide Alcoa Corporation system. The complex includes a bauxite mine, an alumina refinery, an aluminum smelter and a rolling mill. The complex, which relies on low-cost and clean power generation, is an integral part of Alcoa Corporation’s strategy to lower its overall production cost base. By establishing a strong footprint in the growing Middle East region, Alcoa Corporation is also well-positioned to capitalize on growth and new market opportunities in the region. Ma’aden owns a 74.9% interest in the joint venture. Alcoa Corporation owns a 25.1% interest in the smelter and rolling mill; and Alcoa World Alumina and Chemicals (which is owned 60% by Alcoa Corporation) holds a 25.1% interest in the mine and refinery.

Customer relationships across the industry spectrum and around the world. As a well-established world leader in the production of bauxite, alumina and aluminum products, Alcoa Corporation has the scale, global reach and proximity to major markets to deliver our products to our customers and their supply chains all over the world. We believe Alcoa Corporation’s global network, broad product portfolio and extensive technical expertise position us to be the supplier of choice for a range of customers across the entire aluminum value chain. Our global reach also provides portfolio diversity that can enable us to benefit from local or regional economic cycles. Every Alcoa Corporation business segment operates in multiple countries and both hemispheres.

Alcoa Corporation Global Footprint

Access to key strategic markets. As illustrated by our bauxite mining operations in the Brazilian Amazon rainforest, and our participation in the first fully integrated aluminum complex in Saudi Arabia, our ability to operate successfully and sustainably has allowed us to forge partnerships in new markets, enter markets more efficiently, gain local knowledge, develop local capacity and reduce risk. We believe that these attributes also make us a preferred strategic partner of our current host countries and of those looking to evaluate and build future opportunities in our industry.

Experienced management team with substantial industry expertise. Our management team has a strong track record of performance and execution. Roy C. Harvey, who has served as President of ParentCo’s Global Primary Products business, will be Alcoa Corporation’s Chief Executive Officer. Mr. Harvey has served more than 14 years in various capacities at ParentCo, including as ParentCo’s Executive Vice President of Human Resources and Environment, Health, Safety and Sustainability and Vice President of Investor Relations. In addition, William F. Oplinger, ParentCo’s Executive Vice President and Chief Financial Officer, will become Alcoa Corporation’s Chief Financial Officer. Tómas Már Sigurdsson, the Chief Operating Officer of ParentCo’s Global Primary Products business, will become Alcoa Corporation’s Chief Operating Officer. Our senior management team collectively has more than 110 years of experience in the metals and mining, commodities and aluminum industries.

History of operational excellence and continuous productivity improvements. Alcoa Corporation’s dedication to operational excellence has enabled us to withstand unfavorable market conditions. In addition, our productivity program has allowed us to capture cost savings and, by focusing on continuously improving our manufacturing and procurement processes, we seek to produce ongoing cost benefits through the efficient use of raw materials, resources and other inputs. We believe that Alcoa Corporation is positioned to be resilient against market down-swings and to capitalize on the upswings throughout the market cycle.

Positioned for future market scenarios. Since 2010, we have reshaped our portfolio and implemented other changes to our business model in order to make Alcoa Corporation more resilient in times of market volatility. We believe these changes will continue to drive value-creation opportunities in the years ahead. Among other disciplined actions, we have:

•	closed, divested or curtailed 35% of total smelting operating capacity and 25% of total operating refining capacity, enabling us to become more cost competitive;

•	enhanced our portfolio through our 25.1% investment in the Alcoa Corporation-Ma’aden joint venture in Saudi Arabia, the lowest-cost integrated aluminum complex within the worldwide Alcoa Corporation system, which is now fully operational;

•	revolutionized the way we sell smelter-grade alumina by shifting our pricing model to an Alumina Price Index (API) or spot pricing, which reflects alumina supply and demand fundamentals;

•	grown our portfolio of value-added cast product offerings, and increased the percentage of value-added products we sell;

•	transitioned our non-rolling assets from a regional operating structure to five separate business units focused on Bauxite, Alumina, Aluminum, Cast Products and Energy, and taken significant steps to position each business unit for greater efficiency, profitability and value-creation at each stage of the value chain; and

•	reduced costs in our Rolled Products operations, and intensified our focus on innovation and value-added products, including aluminum bottle and specialty coatings.

Through our actions, we have improved the position of our alumina refining system on the global alumina cost curve from the 30th percentile in 2010, to a first quartile 23rd percentile in 2015, with a target to reach the 21st percentile by the end of 2016. We have also improved eight points on the global aluminum cost curve since 2010, to the 43rd percentile in 2015, while targeting the 38th percentile by the end of 2016. In addition, we have maintained a first quartile 19th percentile position on the global bauxite cost curve.

The combined effect of these actions has been to enhance our business position in a recovering macroeconomic environment for bauxite, alumina, aluminum and aluminum products, which we believe will allow us to weather the market downturns today while preparing to capitalize on upswings in the future.

Dedication to environmental excellence and safety. We regularly review our strategy and performance with a view toward maximizing our efficient use of resources and our effective control of emissions, waste and land use, and to improve our environmental performance. For example, in order to lessen the impact of our mining activities, we have targeted minimum environmental footprints for each mine to achieve by 2020. Three of our mines that were active in 2015 have already achieved their minimum environmental footprint. During 2015, we disturbed a total of 2,988 acres of mine lands worldwide and rehabilitated 3,233 acres. Alcoa Corporation’s business lowered its carbon dioxide (CO2) intensity by more than 12% between 2010 and 2015, achieving its target of 30% reduction in CO2 intensity from a 2005 baseline, a full five years ahead of target. Alcoa Corporation is also committed to a world-class health and safety culture that has consistently delivered incident rates below industry averages. As part of ParentCo, the Alcoa Corporation business improved its Days Away, Restricted, and Transfer (DART) rate—a measure of days away from work or job transfer due to injury or illnesses—by 62% between 2010 and 2015. Alcoa Corporation intends to continue to intensify our fatality prevention efforts and the safety and well-being of our employees will remain the top priority for Alcoa Corporation.

Our Strategies

As Alcoa Corporation, we intend to continue to be an industry leader in the production of bauxite, alumina, primary aluminum and aluminum cast and rolled products. We will remain focused on cost efficiency and profitability, while also seeking to develop operational and commercial innovations that will sharpen our competitive edge. Our management team has considerable experience in managing through tough market cycles, which we believe will enable us to profit through commodity down-swings. In upswings, we believe our low cost assets will be well positioned to deliver strong returns.

Alcoa Corporation will also remain focused on our core values. We will continue to hold ourselves to the highest standards of environmental and ethical practices, support our communities through Alcoa Foundation grants and employee volunteerism, and maintain transparency in our actions and ongoing dialogue with local stakeholders. We believe that this is essential to support our license to operate in the unique communities in which we do business, ensuring sustainability, and making us the partner of choice. Combined with our continued focus on operational excellence and rigorous management of our assets, we expect to create value for our shareholders and customers and attract and retain highly-qualified talent.

We intend to remain true to our heritage by focusing on the following core principles:

Solution-Oriented Customer Relationships and Programs. We aim to succeed by helping our customers innovate and win in their markets. We will work to provide new and improved products and technical expertise that support our customers’ innovation, which we believe will help to strengthen the demand and consumption of aluminum across the globe for all segments of the value chain. We intend to continue prudently investing in our technical resources to both drive our own efficiencies and to help our customers develop solutions to their challenges.

Establishment of a Strong, Operator-Focused Culture. We are proud of the 128 year history of the Alcoa Corporation business and the culture of innovation and operational excellence upon which we are built. We intend to build a culture for Alcoa Corporation that is true to this heritage and focuses our management, operational processes and decision-making on the critical success of our mines and facilities. To support this effort, we will work to have an overhead structure that is appropriately scaled for our business, and will use our deep industry and operational expertise to navigate an ever-changing and volatile industry.

Operational reliability and excellence. We are committed to the development, maintenance and use of our reliability excellence program, which is designed to optimize the operational availability and integrity of our assets, while driving lower costs. We will also continue to build on our “Center of Excellence (COE)” model, which leverages central research and development and technical expertise within each business to facilitate the transfer of best practices, while also providing rapid response to plant level disruptions.

Aggressive asset portfolio management. Alcoa Corporation will continue to review our portfolio of assets and opportunities to maximize value creation. Having delinked the aluminum value chain by restructuring our upstream businesses into standalone units (Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy), we believe we are well-positioned to pursue opportunities to reduce costs and grow revenue and margins across our portfolio. Examples of these opportunities include the growth of our third party bauxite sales, the ability, in some cases, to flex energy between aluminum production and power sales, the increase in our value-added cast products as a percentage of aluminum sales and the combination of the state-of-the-art rolling mill in Saudi Arabia and our Warrick rolling mill’s current products and customer relationships. We will also continue to monitor our assets relative to market conditions, industry trends and the position of those assets in their life cycle, and we will curtail, sell or close assets that do not meet our value-generation standards.

Efficient use of available capital. In seeking to allocate our capital efficiently, we expect that our near-term priorities will be to sustain valuable assets in the most cost-effective manner while de-levering our balance sheet by managing debt and long term liabilities. We intend to effectively deploy excess cash to maximize long-term shareholder value, with incremental growth opportunities and other value-creating uses of capital evaluated against return of capital to shareholders. We expect that return on capital (ROC) will be the primary metric we use to drive capital allocation decisions.

Disciplined Execution of High-Return Growth Projects. We expect to continue to look for and implement incremental growth projects that meet our rigorous ROC standards, while working to ensure that those projects are completed on time and within budget.

Continuous pursuit of improvements in productivity. A strong focus on productivity will remain a critical component of Alcoa Corporation’s continued success. We believe that our multi-phased approach, consisting of reliability excellence programs, strong procurement strategies across our businesses, and a continuous focus on technical efficiencies, will allow us to continue to drive productivity improvements.

Attracting and Retaining the Best Employees Globally. Our people-processes and career development programs are designed to attract and retain the best employees, whether it be as operators from the local communities in which we work, or senior management with experiences that can strengthen our ability to execute. We will strive to harness the collective creativity and diversity of thought of our workforce to drive better outcomes and to design, build and implement improvements to our processes and products.

Each of Alcoa Corporation’s six businesses provides a solid foundation upon which to grow.

Premier bauxite position. Alcoa Corporation is the world’s largest bauxite miner, with 45.3 million bone dry metric tons (bdmt) of production in 2015, enjoying a first-quartile cost curve position. We have access to large bauxite deposit areas with mining rights that extend in most cases more than 20 years. We have ownership in seven active bauxite mines globally, four of which we operate, that are strategically located near key Atlantic and Pacific markets, including the Huntly mine in Australia, the second largest bauxite mine in the world. In addition to supplying bauxite to our own alumina refining system, we are seeking to grow our newly developed third-party bauxite sales business. For example, during the third quarter of 2015, Alcoa Corporation’s affiliate, Alcoa of Australia Limited, received permission from the Government of Western Australia to export trial shipments from its Western Australia mines. In addition, we have secured multiple bauxite supply contracts valued at more than $410 million of revenue over 2016 and 2017. We intend to selectively grow our industry-leading assets, continue to build upon our solid operational strengths and develop new ore reserves. We intend to maintain our focus on mine reclamation and rehabilitation, which we believe not only benefits our current operations, but can facilitate access to new projects in diverse communities and ecosystems globally.

Attractive alumina portfolio. We are also the world’s largest alumina producer, with a highly competitive first-quartile cost curve position. Alcoa Corporation has nine refineries on five continents, including one of the world’s largest alumina production facilities, the Pinjarra refinery in Western Australia. In addition to supplying our aluminum smelters with high quality feedstock, we also have significant alumina sales to third parties, with almost 70% of 2015 production being sold externally. Our operations are strategically located for access to growing markets in Asia, the Middle East and Latin America. We are improving our alumina margins by continuing to shift the pricing of our third party smelter-grade alumina sales from the historical London Metal Exchange (LME) aluminum-based pricing to API pricing which better reflects alumina production cost and market fundamentals. In 2015, we grew the percentage of third-party smelter grade alumina shipments that were API or spot-priced to 75%, up from 68% in 2014 and up from 5% in 2010. In 2016, we expect that approximately 85% of our third-party alumina shipments will be based on API or spot pricing. We have also steadily increased our system-wide capacity over the past decade through a combination of operational improvements and incremental capacity projects, effectively adding capacity equivalent to a new refinery. We intend to maintain our first quartile global cost position for Alcoa Corporation’s Alumina business while incrementally growing capacity and continuously striving for sustained operational excellence.

Smelting portfolio positioned to benefit as aluminum demand increases. As a global aluminum producer with a second-quartile cost curve portfolio, we believe that Alcoa Corporation is well positioned to benefit from robust growth in aluminum demand. We estimate record global aluminum demand in 2016 of 59.7 million metric tons, up 5% over 2015. Global aluminum demand was expected to double between 2010 and 2020 and, through the first half of the decade, demand growth tracked ahead of the projection. We expect that our proximity to major markets—with over 50% of our capacity located in Canada, Iceland and Norway, close to the large North American and European markets—will give us a strategic advantage in capitalizing on growth in aluminum demand. In addition, our 25.1% ownership stake in the low-cost aluminum complex in Saudi Arabia, as well as our proven track record of taking actions to optimize our operations, makes us well-positioned to benefit from improved market conditions in the future. Furthermore, with approximately 75% of our smelter power needs contractually secured through 2022, we believe that Alcoa Corporation is well positioned to manage that important dimension of our cost base. Our Aluminum business intends to continue its pursuit of operating efficiencies and incremental capacity expansion projects. We intend to react quickly to market cycles to curtail unprofitable facilities, if necessary, but also maintain optionality to profit from higher metal price environments through the restart of idled capacity.

Global network of casthouses. Alcoa Corporation currently operates 15 casthouses providing value-added products to customers in growing markets. We also have three casthouses that are currently curtailed. In our Cast Products business, our aim is to partner with our customers to develop solutions that support their success by providing them with superior quality products, customer service and technical support. Our network of casthouses has enabled us to steadily grow our cast products business by offering differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand. We intend to continue to improve the value of our installed capacity through productivity and technology gains, and will look for opportunities to add new capacity and develop new product lines in markets where we believe superior returns can be realized. Value-added products grew to 67% of total Cast Products shipments in 2015, compared to 65% in 2014 and 57% in 2010. Our value-added product portfolio has been profitable throughout the primary aluminum market cycle and, from 2010 to 2015, our casting business realized $1.6 billion in incremental margins through value-added sales when compared to selling unalloyed commodity grade ingot. We have also introduced EZCAST™, VERSACAST™, SUPRACAST™ and EVERCAST™ advanced alloys with improved thermal performance and corrosion resistance that have already been qualified with top-tier original equipment manufacturers. Additional trials are underway and more are planned in 2016.

Efficient and focused rolling mills. Alcoa Corporation has rolling operations in Warrick, Indiana, and Saudi Arabia which, together, serve the North American aluminum can sheet market. The Warrick Rolling Mill is focused on packaging, producing can body stock, can end and tab stock, bottle stock and food can stock, and industrial sheet and lithographic sheet. The Ma’aden Rolling Mill currently produces can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet. Following the separation, it is anticipated that the facilities manufacturing products for the North American can packaging market will be located only at the Warrick and Ma’aden Rolling Mills, and that the Arconic rolling mills will not compete in this market. As the packaging market in North America has become highly commoditized, we believe that our experience in, and focus on, operational excellence and continuous productivity improvements will be key competitive advantages. We intend to lower costs through productivity improvements, improved capacity utilization and targeted capital deployment.

Substantial energy assets. Our Energy portfolio will continue to be focused on value creation by seeking to lower overall operational costs and maintaining flexibility to sell power or consume it internally. Alcoa Corporation has a valuable portfolio of energy assets with power production capacity of approximately 1,685 megawatts, of which approximately 61% is low-cost hydroelectric power. We believe that our energy assets provide us with operational flexibility to profit from market cyclicality. In continuously assessing the energy market environment, we strive to meet in-house energy requirements at the lowest possible cost and also sell power to external customers at attractive profit margins. With approximately 55% of Alcoa Corporation-generated power being sold externally in 2015, we achieved significant earnings from power sales globally. In addition, our team of Energy employees has considerable expertise in managing our external sourcing of energy for our operations, which has enabled us to achieve favorable commercial outcomes. For example, in 2015, we secured an attractive 12-year gas supply agreement (starting in 2020) to power our extensive alumina refinery operations in Western Australia.

Summary of Risk Factors

An investment in our company is subject to a number of risks, including risks relating to our business, risks related to the separation, risks related to our common stock and risks related to our indebtedness. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors,” beginning on page 23 of this information statement, for a more thorough description of these and other risks.

Risks Related to Our Business

•	The aluminum industry and aluminum end-use markets are highly cyclical and are influenced by a number of factors, including global economic conditions.

•	We could be materially adversely affected by declines in aluminum prices, including global, regional and product-specific prices.

•	We may not be able to realize the expected benefits from our strategy of creating a lower cost, competitive commodity business by optimizing our portfolio.

•	Our operations consume substantial amounts of energy; profitability may decline if energy costs rise or if energy supplies are interrupted.

•	Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

•	Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

•	Our profitability could be adversely affected by increases in the cost of raw materials or by significant lag effects of decreases in commodity or LME-linked costs.

•	We may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

Risks Related to the Separation

•	We have no recent history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

•	Our plan to separate into two independent publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

•	The combined post-separation value of three shares of Arconic common stock and one share of Alcoa Corporation common stock may not equal or exceed the pre-distribution value of one share of ParentCo common stock.

•	In connection with our separation from ParentCo, ParentCo will indemnify us for certain liabilities and we will indemnify ParentCo for certain liabilities. If we are required to pay under these indemnities to ParentCo, our financial results could be negatively impacted. The ParentCo indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which ParentCo will be allocated responsibility, and ParentCo may not be able to satisfy its indemnification obligations in the future.

•	If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, ParentCo, Alcoa Corporation and ParentCo shareholders could be subject to significant tax liabilities and, in certain circumstances, Alcoa Corporation could be required to indemnify ParentCo for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

•	The transfer to us of certain contracts and other assets may require the consents of, or provide other rights to, third parties. If such consents are not obtained, we may not be entitled to the benefit of such contracts and other assets, which could increase our expenses or otherwise harm our business and financial performance.

Risks Related to Our Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and, following the separation, our stock price may fluctuate significantly.

•	A significant number of shares of our common stock may be sold following the distribution, including the sale by Arconic of the shares of our common stock that it may retain after the distribution, which may cause our stock price to decline.

•	We cannot guarantee the timing, amount or payment of dividends on our common stock.

Risks Related to Our Indebtedness

•	Our indebtedness, including the notes, restricts our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations.

•	Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations or cash flows.

The Separation and Distribution

On September 28, 2015, ParentCo announced its intent to separate its Alcoa Corporation Business from its Arconic Business. The separation will occur by means of a pro rata distribution to the ParentCo shareholders of at least 80.1% of the outstanding shares of common stock of Alcoa Corporation. Alcoa Corporation was formed to hold ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia. Following the separation, Alcoa Corporation will hold the assets and liabilities of ParentCo relating to those businesses and the direct and indirect subsidiary entities that currently operate the Alcoa Corporation Business, subject to certain exceptions. After the separation, Arconic will hold ParentCo’s Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses, including those assets and liabilities of ParentCo and its direct and indirect subsidiary entities that currently operate the Arconic Business, subject to certain exceptions.

Following the distribution, ParentCo shareholders will own directly at least 80.1% of the outstanding shares of common stock of Alcoa Corporation, and Alcoa Corporation will be a separate company from Arconic. Arconic will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution. Arconic intends to dispose of any Alcoa Corporation common stock that it retains after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, following a 60-day lock-up period and within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution.

On September 29, 2016, the ParentCo Board of Directors approved the distribution of Alcoa Corporation’s issued and outstanding shares of common stock on the basis of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on October 20, 2016, the record date for the distribution, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date, or one share of Alcoa Corporation common stock for every nine shares of ParentCo common stock held as of the close of business on such date, if the previously-announced reverse stock split is not effected.

Alcoa Corporation’s Post-Separation Relationship with Arconic

Alcoa Corporation will enter into a separation and distribution agreement with ParentCo (the “separation agreement”). In connection with the separation, we will also enter into various other agreements to effect the separation and provide a framework for our relationship with Arconic after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to North American packaging business. These agreements will provide for the allocation between Alcoa Corporation and Arconic of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from ParentCo and will govern certain relationships between us and Arconic after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.” For additional information regarding the internal reorganization, see the section entitled, “The Separation and Distribution—Internal Reorganization.”

Reasons for the Separation

The ParentCo Board of Directors believes that separating its Alcoa Corporation Business from its Arconic Business is in the best interests of ParentCo and its shareholders for a number of reasons, including:

•	Management Focus on Core Business and Distinct Opportunities. The separation will permit each company to more effectively pursue its own distinct operating priorities and strategies, and will enable the management teams of each company to focus on strengthening its core business, unique operating and other needs, and pursue distinct and targeted opportunities for long-term growth and profitability.

•	Allocation of Financial Resources and Separate Capital Structures. The separation will permit each company to allocate its financial resources to meet the unique needs of its own business, which will allow each company to intensify its focus on its distinct strategic priorities. The separation will also allow each business to more effectively pursue its own distinct capital structures and capital allocation strategies.

•	Targeted Investment Opportunity. The separation will allow each company to more effectively articulate a clear investment thesis to attract a long-term investor base suited to its business, and will facilitate each company’s access to capital by providing investors with two distinct and targeted investment opportunities.

•	Creation of Independent Equity Currencies. The separation will create two independent equity securities, affording Alcoa Corporation and Arconic direct access to the capital markets and enabling each company to use its own industry-focused stock to consummate future acquisitions or other restructuring transactions. As a result, each company will have more flexibility to capitalize on its unique strategic opportunities.

•	Employee Incentives, Recruitment and Retention. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of stock-based compensation that more closely reflects and aligns management and employee incentives with specific growth objectives, financial goals and business performance. In addition, the separation will allow incentive structures and targets at each company to be better aligned with each underlying business. Similarly, recruitment and retention will be enhanced by more consistent talent requirements across the businesses, allowing both recruiters and applicants greater clarity and understanding of talent needs and opportunities associated with the core business activities, principles and risks of each company.

•	Other Business Rationale. The separation will separate and simplify the structures currently required to manage two distinct and differing underlying businesses. These differences include exposure to industry cycles, manufacturing and procurement methods, customer base, research and development activities, and overhead structures.

The ParentCo Board of Directors also considered a number of potentially negative factors in evaluating the separation, including:

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; and following the separation, we may be more susceptible to market fluctuations, including fluctuations in commodities prices, and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation.

•	Loss of Scale and Increased Administrative Costs. As a current part of ParentCo, Alcoa Corporation takes advantage of ParentCo’s size and purchasing power in procuring certain goods and services.

After the separation, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those ParentCo obtained prior to completion of the separation. In addition, as a part of ParentCo, Alcoa Corporation benefits from certain functions performed by ParentCo, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, Arconic will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.

•	Disruptions and Costs Related to the Separation. The actions required to separate Arconic’s and Alcoa Corporation’s respective businesses could disrupt our operations. In addition, we will incur substantial costs in connection with the separation and the transition to being a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Alcoa Corporation, tax costs and costs to separate information systems.

•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with ParentCo, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of Alcoa Corporation or Arconic common stock or know with certainty whether the combined market value of one share of our common stock and three shares of Arconic common stock (assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date) will be less than, equal to or greater than the market value of one share of ParentCo common stock prior to the distribution.

In determining to pursue the separation, the ParentCo Board of Directors concluded the potential benefits of the separation outweighed the foregoing factors. See the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Reasons for Arconic’s Retention of Up to 19.9% of Alcoa Corporation Shares

In considering the appropriate structure for the separation, ParentCo determined that, immediately after the distribution becomes effective, Arconic will own no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation. In light of recent volatile commodity market conditions and conditions in the high-yield debt market, Arconic’s retention of Alcoa Corporation shares positions both companies with appropriate capital structures, liquidity, and financial flexibility and resources that support their individual business strategies. The retention enables Alcoa Corporation to be separated with low leverage, and thus significant flexibility to manage through future market cycles. At the same time, the retention reduces Arconic’s reliance on Alcoa Corporation raising debt in the current high-yield market environment to fund payments to Arconic to optimize its own capital structure. The retention of Alcoa Corporation shares strengthens Arconic’s balance sheet by providing Arconic a liquid security that can be monetized or exchanged to accelerate debt reduction and/or fund future growth initiatives, thereby facilitating an appropriate capital structure and financial flexibility necessary for Arconic to execute its growth strategy. Arconic’s retained interest shows confidence in the future of Alcoa Corporation and will allow Arconic’s balance sheet to benefit from any near-term improvements in commodity markets. Arconic intends to responsibly dispose of any Alcoa Corporation common stock that it retains after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, after a 60-day lock-up period and within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution. ParentCo intends to continue to monitor market conditions in the commodity and high-yield debt market, and to assess the impact of each on the ultimate structure of the separation.

Corporate Information

Alcoa Corporation was incorporated in Delaware for the purpose of holding ParentCo’s Alcoa Corporation Business in connection with the separation and distribution described herein. Prior to the transfer of these businesses to us by ParentCo, which will occur prior to the distribution, Alcoa Corporation will have no operations. The address of our principal executive offices will be 390 Park Avenue, New York, New York 10022-4608. Our telephone number after the distribution will be [            ]. We will maintain an Internet site at www.alcoa.com. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to ParentCo shareholders who will receive shares of Alcoa Corporation common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of Alcoa Corporation’s securities. The information contained in this information statement is believed by Alcoa Corporation to be accurate as of the date set forth on its cover. Changes may occur after that date and neither ParentCo nor Alcoa Corporation will update the information except as may be required in the normal course of their respective disclosure obligations and practices.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL DATA

The following summary financial data reflects the combined operations of Alcoa Corporation. We derived the summary combined income statement data for the years ended December 31, 2015, 2014, and 2013, and summary combined balance sheet data as of December 31, 2015 and 2014, as set forth below, from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement. We derived the summary combined income statement data for the six months ended June 30, 2016 and 2015, and summary combined balance sheet data as of June 30, 2016, as set forth below, from our unaudited Combined Financial Statements, included elsewhere in this information statement. The historical results do not necessarily indicate the results expected for any future period.

The summary unaudited pro forma combined financial data for the year ended December 31, 2015, and for the six months ended June 30, 2016 has been prepared to reflect the separation, including the incurrence by a subsidiary of Alcoa Corporation of indebtedness of approximately $1,250 million. The outstanding indebtedness of Alcoa Corporation and its combined subsidiaries is expected to total $1,463 million. The Unaudited Pro Forma Statement of Combined Operations Data presented for the year ended December 31, 2015 and the six months ended June 30, 2016, assumes the separation occurred on January 1, 2015. The Unaudited Pro Forma Combined Balance Sheet as of June 30, 2016, assumes the separation occurred on June 30, 2016. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The Unaudited Pro Forma Combined Condensed Financial Statements are not necessarily indicative of our results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. They may not reflect the results of operations or financial condition that would have resulted had we been operating as a standalone, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data of Alcoa Corporation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Combined Financial Statements and accompanying notes included elsewhere in this information statement.

	As of and for the six months ended June 30,			As of and for the year ended December 31,
	Pro forma 2016	2016	2015	Pro forma 2015	2015	2014	2013
(dollars in millions, except realized prices; shipments in thousands of metric tons (kmt))
Sales	$4,452	$4,452	$6,069	$11,199	$11,199	$13,147	$12,573
Amounts attributable to Alcoa Corporation:
Net (loss) income	$(147)	$(265)	$69	$(600)	$(863)	$(256)	$(2,909)

Shipments of alumina (kmt)	4,434	4,434	5,244	10,755	10,755	10,652	9,966
Shipments of aluminum (kmt)	1,534	1,534	1,612	3,227	3,227	3,518	3,742

Alcoa Corporation’s average realized price per metric ton of primary aluminum	$1,835	$1,835	$2,331	$2,092	$2,092	$2,396	$2,280

Total assets	$16,674	$16,374	$17,969	N/A	$16,413	$18,680	$21,126
Total debt	$1,463	$255	$282	N/A	$225	$342	$420

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Alcoa Corporation and its common stock. Any of the following risks and uncertainties could materially adversely affect our business, financial condition or results of operations. The risk factors generally have been separated into four groups: risks related to our business, risks related to the separation, risks related to our common stock and risks related to our indebtedness.

Risks Related to Our Business

The aluminum industry and aluminum end-use markets are highly cyclical and are influenced by a number of factors, including global economic conditions.

The aluminum industry generally is highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and aluminum end-use markets. The demand for aluminum is sensitive to, and quickly impacted by, demand for the finished goods manufactured by our customers in industries that are cyclical, such as the commercial construction and transportation, automotive, and aerospace industries, which may change as a result of changes in the global economy, currency exchange rates, energy prices or other factors beyond our control. The demand for aluminum is highly correlated to economic growth. For example, the European sovereign debt crisis that began in late 2009 had an adverse effect on European demand for aluminum and aluminum products. The Chinese market is a significant source of global demand for, and supply of, commodities, including aluminum. A sustained slowdown in China’s economic growth and aluminum demand, or a significant slowdown in other markets, that is not offset by decreases in supply of aluminum or increased aluminum demand in emerging economies, such as India, Brazil, and several South East Asian countries, could have an adverse effect on the global supply and demand for aluminum and aluminum prices.

While we believe the long-term prospects for aluminum and aluminum products are positive, we are unable to predict the future course of industry variables or the strength of the global economy and the effects of government intervention. Negative economic conditions, such as a major economic downturn, a prolonged recovery period, a downturn in the commodity sector, or disruptions in the financial markets, could have a material adverse effect on our business, financial condition or results of operations.

While the aluminum market is often the leading cause of changes in the alumina and bauxite markets, those markets also have industry-specific risks including, but not limited to, global freight markets, energy markets, and regional supply-demand imbalances. The aluminum industry specific risks can have a material effect on profitability for the alumina and bauxite markets.

We could be materially adversely affected by declines in aluminum prices, including global, regional and product-specific prices.

The overall price of primary aluminum consists of several components: (i) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (the “LME”); (ii) the regional premium, which comprises the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and (iii) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., coil, billet, slab, rod, etc.) or alloy. Each of the above three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminum (including expectations for growth and contraction and the level of global inventories), and trading activity of financial investors. An imbalance in global supply and demand of aluminum, such as decreasing demand without corresponding supply declines, could have a negative impact on aluminum pricing. Speculative trading in aluminum and the influence of hedge funds and other financial institutions participating in commodity markets have also increased in recent years, contributing to higher levels of price volatility. In 2015, the cash

LME price of aluminum reached a high of $1,919 per metric ton and a low of $1,424 per metric ton. High LME inventories, or the release of substantial inventories into the market, could lead to a reduction in the price of aluminum. Declines in the LME price have had a negative impact on our results of operations. Additionally, our results could be adversely affected by decreases in regional premiums that participants in the physical metal market pay for immediate delivery of aluminum. Regional premiums tend to vary based on the supply of and demand for metal in a particular region and associated transportation costs. LME warehousing rules and surpluses have caused regional premiums to decrease, which would have a negative impact on our results of operations. Product premiums generally are a function of supply and demand for a given primary aluminum shape and alloy combination in a particular region. A sustained weak LME aluminum pricing environment, deterioration in LME aluminum prices, or a decrease in regional premiums or product premiums could have a material adverse effect on our business, financial condition, and results of operations or cash flow.

Most of our alumina contracts contain two pricing components: (1) the API price basis and (2) a negotiated adjustment basis that takes into account various factors, including freight, quality, customer location and market conditions. Because the API component can exhibit significant volatility due to market exposure, revenue associated with our alumina operations are exposed to market pricing. Our bauxite-related contracts are typically one to two-year contracts with very little, if any, market exposure; however, we intend to enter into long-term bauxite contracts and therefore, our revenue associated with our bauxite operations may become further exposed to market pricing.

Changes to LME warehousing rules could cause aluminum prices to decrease.

Since 2013, the LME has been engaged in a program aimed at reforming the rules under which registered warehouses in its global network operate. The initial rule changes took effect on February 1, 2015, and the LME has announced additional changes that will be implemented in 2016. These rule changes, and any subsequent changes the exchange chooses to make, could impact the supply/demand balance in the primary aluminum physical market and may impact regional delivery premiums and LME aluminum prices. Decreases in regional delivery premiums and/or decreases in LME aluminum prices could have a material adverse effect on our business, financial condition, and results of operations or cash flow.

We may not be able to realize the expected benefits from our strategy of creating a lower cost, competitive commodity business by optimizing our portfolio.

We are continuing to execute a strategy of creating a lower cost, competitive integrated aluminum production business by optimizing our portfolio. We are creating a competitive standalone business by taking decisive actions to lower the cost base of our upstream operations, including closing, selling or curtailing high-cost global smelting capacity, optimizing alumina refining capacity, and pursuing the sale of our interest in certain other operations.

We have made, and may continue to plan and execute, acquisitions and divestitures and take other actions to grow or streamline our portfolio. There is no assurance that anticipated benefits of our strategic actions will be realized. With respect to portfolio optimization actions such as divestitures, curtailments and closures, we may face barriers to exit from unprofitable businesses or operations, including high exit costs or objections from various stakeholders. In addition, we may incur unforeseen liabilities for divested entities if a buyer fails to honor all commitments. Our business operations are capital intensive, and curtailment or closure of operations or facilities may include significant charges, including employee separation costs, asset impairment charges and other measures. There can be no assurance that divestitures or closures will be undertaken or completed in their entirety as planned or that they will be beneficial to the company.

Market-driven balancing of global aluminum supply and demand may be disrupted by non-market forces or other impediments to production closures.

In response to market-driven factors relating to the global supply and demand of aluminum and alumina, we have curtailed or closed portions of our aluminum and alumina production capacity. Certain other industry producers have independently undertaken to reduce production as well. Reductions in production may be delayed or impaired by the terms of long-term contracts to buy power or raw materials.

The existence of non-market forces on global aluminum industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. For example, continued Chinese excess capacity overhanging the market and increased exports from China of heavily subsidized aluminum products may continue to materially disrupt world aluminum markets causing continued pricing deterioration.

If industry overcapacity persists due to the disruption by such non-market forces on the market-driven balancing of the global supply and demand of aluminum, the resulting weak pricing environment and margin compression may adversely affect the operating results of the company.

Our operations consume substantial amounts of energy; profitability may decline if energy costs rise or if energy supplies are interrupted.

Our operations consume substantial amounts of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from internal sources or from long-term contracts, certain conditions could negatively affect our results of operations, including the following:

•	significant increases in electricity costs rendering smelter operations uneconomic;

•	significant increases in fuel oil or natural gas prices;

•	unavailability of electrical power or other energy sources due to droughts, hurricanes or other natural causes;

•	unavailability of energy due to local or regional energy shortages resulting in insufficient supplies to serve consumers;

•	interruptions in energy supply or unplanned outages due to equipment failure or other causes;

•	curtailment of one or more refineries or smelters due to the inability to extend energy contracts upon expiration or to negotiate new arrangements on cost-effective terms or due to the unavailability of energy at competitive rates; or

•	curtailment of one or more smelters due to discontinuation of power supply interruptibility rights granted to us under an interruptibility regime in place under the laws of the country in which the smelter is located, or due to a determination that such arrangements do not comply with applicable laws, thus rendering the smelter operations that had been relying on such country’s interruptibility regime uneconomic.

If events such as those listed above were to occur, the resulting high energy costs or the disruption of an energy source or the requirement to repay all or a portion of the benefit we received under a power supply interruptibility regime could have a material adverse effect on our business and results of operations.

Our global operations expose us to risks that could adversely affect our business, financial condition, operating results or cash flows.

We have operations or activities in numerous countries and regions outside the United States, including Australia, Brazil, Canada, Europe, Guinea, and the Kingdom of Saudi Arabia. The company’s global operations are subject to a number of risks, including:

•	economic and commercial instability risks, including those caused by sovereign and private debt default, corruption, and changes in local government laws, regulations and policies, such as those related to tariffs and trade barriers, taxation, exchange controls, employment regulations and repatriation of earnings;

•	geopolitical risks, such as political instability, civil unrest, expropriation, nationalization of properties by a government, imposition of sanctions, changes to import or export regulations and fees, renegotiation or nullification of existing agreements, mining leases and permits;

•	war or terrorist activities;

•	major public health issues, such as an outbreak of a pandemic or epidemic (such as Sudden Acute Respiratory Syndrome, Avian Influenza, H7N9 virus, the Ebola virus or the Zika virus), which could cause disruptions in our operations or workforce;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

•	unexpected events, including fires or explosions at facilities, and natural disasters.

While the impact of any of the foregoing factors is difficult to predict, any one or more of them could adversely affect our business, financial condition, operating results or cash flows. Existing insurance arrangements may not provide protection for the costs that may arise from such events.

Our global operations expose us to various legal and regulatory systems, and changes in conditions beyond our control in foreign countries.

In addition to the business risks inherent in operating outside the United States, legal and regulatory systems may be less developed and predictable and the possibility of various types of adverse governmental action more pronounced. For example, we have several state agreements with the government of Western Australia that establish and govern our alumina refining activities in Western Australia. Unexpected or uncontrollable events or circumstances in any of these foreign markets, including actions by foreign governments such as changes in fiscal regimes, termination of our agreements with foreign governments or increased government regulation could materially and adversely affect our business, financial condition, results of operations or cash flows.

We face significant competition, which may have an adverse effect on profitability.

Alcoa Corporation competes with a variety of both U.S. and non-U.S. aluminum industry competitors. Alcoa Corporation’s metals also compete with other materials, such as steel, titanium, plastics, composites, ceramics, and glass, among others. Technological advancements or other developments by or affecting Alcoa Corporation’s competitors or customers could affect Alcoa Corporation’s results of operations. In addition, Alcoa Corporation’s competitive position depends, in part, on its ability to leverage its innovation expertise across its businesses and key end markets and having access to an economical power supply to sustain its operations in various countries. See “Business—Competition.”

Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

Our business operations are capital intensive, and we devote a significant amount of capital to certain industries. If there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend our operations with respect to those industries, including laying-off employees, recording asset impairment charges and other measures. In addition, we may not realize the benefits or expected returns from announced plans, programs, initiatives and capital investments. Any of these events could adversely affect our results of operations and profitability.

Our business and growth prospects may be negatively impacted by limits in our capital expenditures.

We require substantial capital to invest in growth opportunities and to maintain and prolong the life and capacity of our existing facilities. Insufficient cash generation or capital project overruns may negatively impact our ability to fund as planned our sustaining and return-seeking capital projects. We may also need to address commercial and political issues in relation to reductions in capital expenditures in certain of the jurisdictions in which we operate. If our interest in our joint ventures is diluted or we lose key concessions, our growth could be constrained. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our capital resources may not be adequate to provide for all of our cash requirements, and we are exposed to risks associated with financial, credit, capital and banking markets.

In the ordinary course of business, we expect to seek to access competitive financial, credit, capital and/or banking markets. Currently, we believe we have adequate access to these markets to meet our reasonably anticipated business needs based on our historic financial performance, as well as our expected continued strong financial position. To the extent our access to competitive financial, credit, capital and/or banking markets was to be impaired, our operations, financial results and cash flows could be adversely impacted.

Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

We expect to request that the major credit rating agencies evaluate our creditworthiness and give us specified credit ratings. These ratings would be based on a number of factors, including our financial strength and financial policies as well as our strategies, operations and execution. These credit ratings are limited in scope, and do not address all material risks related to investment in us, but rather reflect only the view of each rating agency at the time the rating is issued. Nonetheless, the credit ratings we receive will impact our borrowing costs as well as our access to sources of capital on terms that will be advantageous to our business. Failure to obtain sufficiently high credit ratings could adversely affect the interest rate in future financings, our liquidity or our competitive position and could also restrict our access to capital markets. In addition, our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating, our borrowing costs would increase, and our funding sources could decrease. As a result of these factors, a downgrade of our credit ratings could have a materially adverse impact on our future operations and financial position.

We may not realize expected benefits from our productivity and cost-reduction initiatives.

We have undertaken, and may continue to undertake, productivity and cost-reduction initiatives to improve performance and conserve cash, including procurement strategies for raw materials, labor productivity, improving operating performance, deployment of company-wide business process models, such as our degrees of implementation process in which ideas are executed in a disciplined manner to generate savings, and overhead cost reductions. There is no assurance that these initiatives will be successful or beneficial to us or that estimated cost savings from such activities will be realized.

Cyber attacks and security breaches may threaten the integrity of our intellectual property and other sensitive information, disrupt our business operations, and result in reputational harm and other negative consequences that could have a material adverse effect on our financial condition and results of operations.

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures, known as advanced persistent threats, directed at the company. Cyber attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches.

We believe that we face a heightened threat of cyber attacks due to the industries we serve and the locations of our operations. We have experienced cybersecurity attacks in the past, including breaches of our information technology systems in which information was taken, and may experience them in the future, potentially with more frequency or sophistication. Based on information known to date, past attacks have not had a material impact on our financial condition or results of operations. However, due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While the company continually works to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could negatively impact our reputation and our competitive position and could result in litigation with third parties, regulatory action, loss of business, potential liability and increased remediation costs, any of which could have a material adverse effect on our financial condition and results of operations. In addition, such attacks or breaches could require significant management attention and resources, and result in the diminution of the value of our investment in research and development.

Our profitability could be adversely affected by increases in the cost of raw materials, by significant lag effects of decreases in commodity or LME-linked costs or by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts.

Our results of operations are affected by changes in the cost of raw materials, including energy, carbon products, caustic soda and other key inputs, as well as freight costs associated with transportation of raw materials to refining and smelting locations. We may not be able to fully offset the effects of higher raw material costs or energy costs through price increases, productivity improvements or cost reduction programs. Similarly, our operating results are affected by significant lag effects of declines in key costs of production that are commodity or LME-linked. For example, declines in the costs of alumina and power during a particular period may not be adequate to offset sharp declines in metal price in that period. We could also be adversely affected by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts. Increases in the cost of raw materials or decreases in input costs that are disproportionate to concurrent sharper decreases in the price of aluminum, or shifts in global inventory of aluminum that result in changes to market prices, could have a material adverse effect on our operating results.

Joint ventures and other strategic alliances may not be successful.

We participate in joint ventures and have formed strategic alliances and may enter into other similar arrangements in the future. For example, Alcoa World Alumina and Chemicals (AWAC) is an unincorporated global joint venture between Alcoa Corporation and Alumina Limited. AWAC consists of a number of affiliated entities, which own, operate or have an interest in, bauxite mines and alumina refineries, as well as certain aluminum smelters, in seven countries. In addition, Alcoa Corporation is party to a joint venture with Ma’aden, the Saudi Arabian Mining Company, to develop a fully integrated aluminum complex (including a bauxite mine, alumina refinery, aluminum smelter and rolling mill) in the Kingdom of Saudi Arabia. Although the company has, in connection with these and our other existing joint ventures and strategic alliances, sought to protect our interests, joint ventures and strategic alliances inherently involve special risks. Whether or not the company holds majority interests or maintains operational control in such arrangements, our partners may:

•	have economic or business interests or goals that are inconsistent with or opposed to those of the company;

•	exercise veto rights so as to block actions that we believe to be in our or the joint venture’s or strategic alliance’s best interests;

•	take action contrary to our policies or objectives with respect to our investments; or

•	as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture, strategic alliance or other agreements, such as contributing capital to expansion or maintenance projects.

There can be no assurance that our joint ventures or strategic alliances will be beneficial to us, whether due to the above-described risks, unfavorable global economic conditions, increases in construction costs, currency fluctuations, political risks, or other factors.

We could be adversely affected by changes in the business or financial condition of a significant customer or joint venture partner.

A significant downturn or deterioration in the business or financial condition of a key customer or joint venture partner could affect our results of operations in a particular period. Our customers may experience delays in the launch of new products, labor strikes, diminished liquidity or credit unavailability, weak demand for their products or other difficulties in their businesses. If we are not successful in replacing business lost from such customers, profitability may be adversely affected. Our joint venture partners could be rendered unable to contribute their share of operating or capital costs, having an adverse impact on our business.

Customer concentration and supplier capacity in the Rolled Products segment could adversely impact margins.

Our Rolled Products segment primarily serves the North American aluminum food and beverage can and bottle markets. Four aluminum can and bottle manufacturers comprise over 90% of the aluminum beverage can and bottle market; Rolled Products competes with both domestic and foreign sheet rolling mills to supply these manufacturers. In this segment, customers tend to sign multiple year supply contracts for the vast majority of their requirements. Our customer mix reflects industry concentrations and norms; loss of existing customers or renegotiated pricing on new contracts could adversely affect both operating levels and profitability.

An adverse decline in the liability discount rate, lower-than-expected investment return on pension assets and other factors could affect our results of operations or amount of pension funding contributions in future periods.

Our results of operations may be negatively affected by the amount of expense we record for our pension and other post-retirement benefit plans, reductions in the fair value of plan assets and other factors. U.S. generally accepted accounting principles (“GAAP”) require that we calculate income or expense for our plans using actuarial valuations.

These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions used by the company to estimate pension or other postretirement benefit income or expense for the following year are the discount rate applied to plan liabilities and the expected long-term rate of return on plan assets. In addition, the company is required to make an annual measurement of plan assets and liabilities, which may result in a significant charge to shareholders’ equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Pension and Other Postretirement Benefits” and Note W to the Combined Financial Statements under the caption “Pension and Other Postretirement Benefits.” Although GAAP expense and pension funding contributions are impacted by different regulations and requirements, the key economic factors that affect GAAP expense would also likely affect the amount of cash or securities we would contribute to the pension plans.

Potential pension contributions include both mandatory amounts required under federal law and discretionary contributions to improve the plans’ funded status. The Moving Ahead for Progress in the 21st Century Act (“MAP-21”), enacted in 2012, provided temporary relief for employers like the company who sponsor defined benefit pension plans related to funding contributions under the Employee Retirement Income Security Act of 1974 by allowing the use of a 25-year average discount rate within an upper and lower range for purposes of determining minimum funding obligations. In 2014, the Highway and Transportation Funding Act (“HATFA”) was signed into law. HATFA extended the relief provided by MAP-21 and modified the interest rates that had been set by MAP-21. In 2015, the Bipartisan Budget Act of 2015 (BBA 2015) was enacted, which extends the relief period provided by HAFTA. We believe that the relief provided by BBA 2015 will moderately reduce the cash flow sensitivity of the company’s U.S. pension plans’ funded status to potential declines in discount rates over the next several years. However, higher than expected pension contributions due to a decline in the plans’ funded status as a result of declines in the discount rate or lower-than-expected investment returns on plan assets could have a material negative effect on our cash flows. Adverse capital market conditions could result in reductions in the fair value of plan assets and increase our liabilities related to such plans, adversely affecting our liquidity and results of operations.

We are exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation, and other economic factors in the countries in which we operate.

Economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, competitive factors in the countries in which we operate, and continued volatility or deterioration in the global economic and financial environment could affect our revenues, expenses and results of operations. Changes in the valuation of the U.S. dollar against other currencies, particularly the Australian dollar, Brazilian real, Canadian dollar, Euro and Norwegian kroner, may affect our profitability as some important inputs are purchased in other currencies, while our products are generally sold in U.S. dollars. In addition, although a strong U.S. dollar generally has a positive impact on our near-term profitability, over a longer term, a strong U.S. dollar may have an unfavorable impact on our position on the global aluminum cost curve due to the company’s U.S. smelting portfolio. As the U.S. dollar strengthens, the cost curve shifts down for smelters outside the United States but costs for our U.S. smelting portfolio may not decline.

Weakness in global economic conditions or in any of the industries or geographic regions in which we or our customers operate, as well as the cyclical nature of our customers’ businesses generally or sustained uncertainty in financial markets, could adversely impact our revenues and profitability by reducing demand and margins.

Our results of operations may be materially affected by the conditions in the global economy generally and in global capital markets. There has been extreme volatility in the capital markets and in the end markets and geographic regions in which we or our customers operate, which has negatively affected our revenues. Many of the markets in which our customers participate are also cyclical in nature and experience significant fluctuations in demand for our products based on economic conditions, consumer demand, raw material and energy costs, and government actions. Many of these factors are beyond our control.

A decline in consumer and business confidence and spending, together with severe reductions in the availability and cost of credit, as well as volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate and the profitability of our business. We are also exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers’ business operations is curtailed or if the cost of that credit is increased, the resulting inability of our customers or of their customers to either access credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. These conditions and a disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials we purchase, and bankruptcy of customers, suppliers or other creditors. Any of these events could adversely affect our profitability, cash flow and financial condition.

Unanticipated changes in our tax provisions or exposure to additional tax liabilities could affect our future profitability.

We are subject to income taxes in both the United States and various non-U.S. jurisdictions. Our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. Changes in applicable domestic or foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect the company’s tax expense and profitability. Our tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions. The assumptions include assessments of future earnings of the company that could impact the valuation of our deferred tax assets. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the company, changes in tax legislation and rates, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of tax audits and examinations of previously filed tax returns or related litigation and continuing assessments of our tax exposures. Corporate tax reform and tax law changes continue to be analyzed in the United States and in many other jurisdictions. Significant changes to the U.S. corporate tax system in particular could have a substantial impact, positive or negative, on our effective tax rate, cash tax expenditures and deferred tax assets and liabilities.

We may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

Our results of operations or liquidity in a particular period could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to the company. We may experience a change in effective tax rates or become subject to unexpected or rising costs associated with business operations or provision of health or welfare benefits to employees due to changes in laws, regulations or policies. We are also subject to a variety of legal compliance risks. These risks include, among other things, potential claims relating to product liability, health and safety, environmental matters, intellectual property rights, government contracts, taxes and compliance with U.S. and foreign export laws, anti-bribery laws, competition laws and sales and trading practices. We could be subject to fines, penalties, damages (in certain cases, treble damages), or suspension or debarment from government contracts. In addition, if we violate the terms of our agreements with governmental authorities, we may face additional monetary sanctions and such other remedies as a court deems appropriate.

While we believe we have adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of our operations means that these risks will continue to exist, and additional legal proceedings and contingencies may arise from time to time. In addition, various factors or developments can lead the company to change current estimates of liabilities or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling or settlement or unfavorable changes in laws, regulations or policies, or other contingencies that the company cannot predict with certainty could have a material adverse effect on our results of operations or cash flows in a particular period. See “Business—Legal Proceedings” and Note A under the caption “Litigation Matters” and Note N under the caption “Contingencies and Commitments—Contingencies—Litigation” to the Combined Financial Statements.

We are subject to a broad range of health, safety and environmental laws and regulations in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations.

Our operations worldwide are subject to numerous complex and increasingly stringent health, safety and environmental laws and regulations. The costs of complying with such laws and regulations, including participation in assessments and cleanups of sites, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Environmental matters for which we may be liable may arise in the future at our present sites, where no problem is currently known, at previously owned sites, at sites previously operated by the company, at sites owned by our predecessors or at sites that we may acquire in the future. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. Our results of operations or liquidity in a particular period could be affected by certain health, safety or environmental matters, including remediation costs and damages related to certain sites. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have a material and adverse effect on earnings and cash flows.

Climate change, climate change legislation or regulations and greenhouse effects may adversely impact our operations and markets.

Energy is a significant input in a number of our operations. There is growing recognition that consumption of energy derived from fossil fuels is a contributor to global warming.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. There is also current and emerging regulation, such as the mandatory renewable energy target in Australia, Québec’s transition to a “cap and trade” system, the European Union Emissions Trading Scheme and the United States’ clean power plan, which became effective on December 22, 2015. We will likely see changes in the margins of greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may be either voluntary or legislated and may impact our operations directly or indirectly through customers or our supply chain. Inconsistency of regulations may also change the attractiveness of the locations of some of the company’s assets. Assessments of the potential impact of future climate change legislation, regulation and international treaties and accords are uncertain, given the wide scope of potential regulatory change in countries in which we operate. We may realize increased capital expenditures resulting from required compliance with revised or new legislation or regulations, costs to purchase or profits from sales of, allowances or credits under a “cap and trade” system, increased insurance premiums and deductibles as new actuarial tables are developed to reshape coverage, a change in competitive position relative to industry peers and changes to profit or loss arising from increased or decreased demand for goods produced by the company and, indirectly, from changes in costs of goods sold.

The potential physical impacts of climate change on the company’s operations are highly uncertain, and will be particular to the geographic circumstances. These may include changes in rainfall patterns, shortages of water or other natural resources, changing sea levels, changing storm patterns and intensities, and changing temperature levels. These effects may adversely impact the cost, production and financial performance of our operations.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts and other damages as well as for natural resource damages and the investigation and clean-up of soil, surface water, groundwater, and other media under laws such as the federal Comprehensive Environmental Response, Compensation and Liabilities Act (CERCLA, commonly known as Superfund). Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we and companies we acquired owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Liability may be without regard to fault and may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Loss of key personnel may adversely affect our business.

Our success greatly depends on the performance of our executive management team. The loss of the services of any member of our executive management team or other key persons could have a material adverse effect on our business, results of operations and financial condition.

Union disputes and other employee relations issues could adversely affect our financial results.

A significant portion of our employees are represented by labor unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates. See “Business—Employees.” We may not be able to satisfactorily renegotiate collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. We may also be subject to general country strikes or work stoppages unrelated to our business or collective bargaining agreements. Any such work stoppages (or potential work stoppages) could have a material adverse effect on our financial results.

Risks Related to the Separation

We have no recent history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about Alcoa Corporation in this information statement refers to Alcoa Corporation’s businesses as operated by and integrated with ParentCo. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of ParentCo. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, have historically been satisfied as part of the corporate-wide cash management policies of ParentCo. Following the completion of the separation, our results of operations and cash flows are likely to be more volatile and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	Prior to the separation, our business has been operated by ParentCo as part of its broader corporate organization, rather than as an independent company. ParentCo or one of its affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from ParentCo for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of ParentCo. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we have sought to separate these arrangements with minimal impact on Alcoa Corporation, there is no guarantee these arrangements will continue to capture these benefits in the future.

•	As a current part of ParentCo, we take advantage of ParentCo’s overall size and scope to procure more advantageous distribution arrangements, including shipping costs and arrangements. After the separation, as a standalone company, we may be unable to obtain similar arrangements to the same extent as ParentCo did, or on terms as favorable as those ParentCo obtained, prior to completion of the separation.

•	After the completion of the separation, the cost of capital for our business may be higher than ParentCo’s cost of capital prior to the separation.

•	Our historical financial information does not reflect the debt that we have incurred as part of the separation and distribution.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from ParentCo. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the Unaudited Pro Forma Combined Condensed Financial Statements of our business, see “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data of Alcoa Corporation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others: (i) enabling the management of each company to more effectively pursue its own distinct operating priorities and strategies, and enable the management of each company to focus on strengthening its core business and its unique needs, and pursue distinct and targeted opportunities for long-term growth and profitability; (ii) permitting each company to allocate its financial resources to meet the unique needs of its own business, which will allow each company to intensify its focus on its distinct strategic priorities and to more effectively pursue its own distinct capital structures and capital allocation strategies; (iii) allowing each company to more effectively articulate a clear investment thesis to attract a long-term investor base suited to its business and providing investors with two distinct and targeted investment opportunities; (iv) creating an independent equity currency tracking each company’s underlying business, affording Alcoa Corporation and Arconic direct access to the capital markets and facilitating each company’s ability to consummate future acquisitions or other restructuring transactions utilizing its common stock; (v) allowing each company more consistent application of incentive structures and targets, due to the common nature of the underlying businesses; and (vi) separating and simplifying the structures currently required to manage two distinct and differing underlying businesses.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations, including fluctuations in commodities prices, and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation; (iii) after the separation, as a standalone company, we may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those ParentCo obtained prior to completion of the separation; (iv) the separation may require Alcoa Corporation to pay costs that could be substantial and material to our financial resources, including accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to Alcoa Corporation, and tax costs; and (v) the separation will entail changes to our information technology systems, reporting systems, supply chain and other operations that may require significant expense and may not be implemented in an as timely and effective fashion as we expect. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Our plan to separate into two independent publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

On September 28, 2015, ParentCo announced plans to separate into two independent publicly traded companies. The separation is subject to approval by the ParentCo Board of Directors of the final terms of the separation and market and certain other conditions. Unanticipated developments, including changes in the competitive conditions of ParentCo’s markets, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the separation, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected.

The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. For example, during the six months ended June 30, 2016, ParentCo recorded nonrecurring separation costs of $63 million, which were primarily related to third-party consulting, contractor fees and other incremental costs directly associated with the separation process. The separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the separation is not completed or is not well executed, or the expected benefits of the separation are not realized. Executing the proposed separation will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. Other challenges associated with effectively executing the separation include attracting, retaining and motivating employees during the pendency of the separation and following its completion; addressing disruptions to our supply chain, manufacturing and other operations resulting from separating ParentCo into two large but independent companies; separating ParentCo’s information systems; and establishing a new brand identity in the marketplace.

The combined post-separation value of three shares of Arconic common stock and one share (assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date) of Alcoa Corporation common stock may not equal or exceed the pre-distribution value of one share of ParentCo common stock.

As a result of the distribution, ParentCo expects the trading price of shares of Arconic common stock immediately following the distribution to be different from the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Alcoa Corporation Business held by Alcoa Corporation. There can be no assurance that the aggregate market value of three shares of Arconic common stock and one of Alcoa Corporation common stock following the separation will be higher or lower than the market value of a share of ParentCo common stock if the separation did not occur.

Challenges in the commercial and credit environment may adversely affect our ability to complete the separation and our future access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain and maintain investment grade credit ratings prior to and following the separation.

We expect to incur both one-time and ongoing material costs and expenses as a result of our separation from ParentCo, which could adversely affect our profitability.

We expect to incur, as a result of our separation from ParentCo, both one-time and ongoing costs and expenses that are greater than those we currently incur. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”)), tax administration, and legal and human resources related functions, and it is possible that these costs will be material to our business.

We could experience temporary interruptions in business operations and incur additional costs as we build our information technology infrastructure and transition our data to our own systems.

We are in the process of creating our own, or engaging third parties to provide, information technology infrastructure and systems to support our critical business functions, including accounting and reporting, in order to replace many of the systems ParentCo currently provides to us. We may incur temporary interruptions in business operations if we cannot transition effectively from ParentCo’s existing operating systems, databases and programming languages that support these functions to our own systems. Our failure to implement the new systems and transition our data successfully and cost-effectively could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical combined financial statements.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone publicly traded company following the distribution.

Our financial results previously were included within the consolidated results of ParentCo, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. We may not have sufficient time following the separation to meet these obligations by the applicable deadlines.

Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In connection with our separation from ParentCo, ParentCo will indemnify us for certain liabilities and we will indemnify ParentCo for certain liabilities. If we are required to pay under these indemnities to ParentCo, our financial results could be negatively impacted. The ParentCo indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which ParentCo will be allocated responsibility, and ParentCo may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements with ParentCo, ParentCo will agree to indemnify us for certain liabilities, and we will agree to indemnify ParentCo for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Party Transactions.” Indemnities that we may be required to provide ParentCo are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that ParentCo has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnity from ParentCo may not be sufficient to protect us against the full amount of such liabilities, and ParentCo may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from ParentCo any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

We may be held liable to ParentCo if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.

Alcoa Corporation and ParentCo will enter into a transition services agreement in connection with the separation pursuant to which Alcoa Corporation and ParentCo will provide each other, on an interim, transitional basis, various services, including, but not limited to, employee benefits administration, specialized technical and training services and access to certain industrial equipment, information technology services, regulatory services, continued industrial site remediation and closure services on discrete projects, project management services for certain equipment installation and decommissioning projects, general administrative services and other support services. If we do not satisfactorily perform our obligations under the agreement, we may be held liable for any resulting losses suffered by ParentCo, subject to certain limits. In addition, during the transition services periods, our management and employees may be required to divert their attention away from our business in order to provide services to ParentCo, which could adversely affect our business.

ParentCo may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, Alcoa Corporation and ParentCo will enter into a separation and distribution agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business. The separation agreement, the tax matters agreement and the employee matters agreement, together with the documents and agreements by which the internal reorganization will be effected, will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The separation agreement also provides that Alcoa Corporation will pay over to ParentCo the proceeds in respect of the pending sale of ParentCo’s Yadkin hydroelectric project following the effective time of the distribution. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. Alcoa Corporation will rely on ParentCo to satisfy its performance and payment obligations under these agreements. If ParentCo is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that ParentCo currently provides to us. However, we may not be successful in implementing these systems and services, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from ParentCo’s systems to ours.

We may not be able to engage in desirable capital-raising or strategic transactions following the separation.

Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its shareholders as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution, and in addition to Alcoa Corporation’s indemnity obligation described above, the tax matters agreement will restrict Alcoa Corporation, for the two-year period following the distribution, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of Alcoa Corporation stock would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing shares of Alcoa Corporation stock other than in certain open-market transactions, (iv) ceasing to actively conduct certain of its businesses or (v) taking or failing to take any other action that prevents the distribution and certain related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit Alcoa Corporation’s ability to pursue certain equity issuances, strategic transactions or other transactions that may maximize the value of Alcoa Corporation’s business. For more information, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement” and “Material U.S. Federal Income Tax Consequences.”

The terms we will receive in our agreements with ParentCo could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with ParentCo in connection with the separation, including a separation and distribution agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to ParentCo’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business were prepared in the context of the separation while Alcoa Corporation was still a wholly owned subsidiary of ParentCo. Accordingly, during the period in which the terms of those agreements were prepared, Alcoa Corporation did not have an independent Board of Directors or a management team that was independent of ParentCo. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, ParentCo, Alcoa Corporation, and ParentCo shareholders could be subject to significant tax liabilities and, in certain circumstances, Alcoa Corporation could be required to indemnify ParentCo for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It is a condition to the distribution that (i) the private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and the distribution received by ParentCo remain valid and be satisfactory to the ParentCo Board of Directors and (ii) ParentCo receive an opinion of its outside counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. The IRS private letter ruling is and the opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of ParentCo and Alcoa Corporation, including those relating to the past and future conduct of ParentCo and Alcoa Corporation. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if ParentCo or Alcoa Corporation breaches any of its representations or covenants contained in any of the separation–related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of counsel, the IRS private letter ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion of counsel was based are false or have been violated. In addition, the IRS private letter ruling does not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, ParentCo, Alcoa Corporation and ParentCo shareholders could be subject to significant U.S. federal income tax liability.

If the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, ParentCo would recognize taxable gain as if it had sold the Alcoa Corporation common stock in a taxable sale for its fair market value and ParentCo shareholders who receive Alcoa Corporation shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”

Under the tax matters agreement that ParentCo will enter into with Alcoa Corporation, Alcoa Corporation may be required to indemnify ParentCo against any additional taxes and related amounts resulting from (i) an acquisition of all or a portion of the equity securities or assets of Alcoa Corporation, whether by merger or otherwise (and regardless of whether Alcoa Corporation participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by Alcoa Corporation or (iii) any of Alcoa Corporation’s representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of counsel being incorrect or violated. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.” In addition, ParentCo, Alcoa Corporation and their respective subsidiaries may incur certain tax costs in connection with the separation, including non-U.S. tax costs resulting from separations in non-U.S. jurisdictions, which may be material.

Certain contingent liabilities allocated to Alcoa Corporation following the separation may mature, resulting in material adverse impacts to our business.

After the separation, there will be several significant areas where the liabilities of ParentCo may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the ParentCo consolidated U.S. federal income tax return group during a taxable period or portion of a taxable period ending on or before the effective date of the distribution is severally liable for the U.S. federal income tax liability of the ParentCo consolidated U.S. federal income tax return group for that taxable period. Consequently, if ParentCo is unable to pay the consolidated U.S. federal income tax liability for a pre-separation period, we could be required to pay the amount of such tax, which could be substantial and in excess of the amount allocated to us under the tax matters agreement. For a discussion of the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.” Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

The transfer to us of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.

The separation agreement will provide that certain contracts, permits and other assets and rights are to be transferred from ParentCo or its subsidiaries to Alcoa Corporation or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and ParentCo are joint beneficiaries of contracts, and we and ParentCo may need the consents of third parties in order to split or bifurcate the existing contracts or the relevant portion of the existing contracts to us or ParentCo.

Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of price increases, require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to us as part of our separation from ParentCo, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or bifurcation of these contracts or permits could negatively impact our business, financial condition, results of operations and cash flows.

Until the separation occurs, ParentCo has sole discretion to change the terms of the separation in ways which may be unfavorable to us.

Until the separation occurs, Alcoa Corporation will be a wholly owned subsidiary of ParentCo. Accordingly, ParentCo will have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date, as well as to reduce the amount of outstanding shares of common stock of Alcoa Corporation that it will retain, if any, following the distribution. These changes could be unfavorable to us. In addition, ParentCo may decide at any time not to proceed with the separation and distribution.

No vote of ParentCo shareholders is required in connection with the distribution. As a result, if the distribution occurs and you do not want to receive Alcoa Corporation common stock in the distribution, your sole recourse will be to divest yourself of your ParentCo common stock prior to the record date.

No vote of ParentCo shareholders is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive Alcoa Corporation common stock in the distribution, your only recourse will be to divest yourself of your ParentCo common stock prior to the record date for the distribution.

Risks Related to Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation and, following the separation, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation, nor can we predict the prices at which shares of our common stock may trade after the separation. Similarly, we cannot predict the effect of the separation on the trading prices of our common stock or whether the combined market value of one share of our common stock and three shares of Arconic common stock will be less than, equal to or greater than the market value of one share of ParentCo common stock prior to the distribution.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	actual or anticipated fluctuations in commodities prices;

•	changes to the regulatory and legal environment under which we operate; and

•	domestic and worldwide economic conditions.

A significant number of shares of our common stock may be sold following the distribution, including the sale by Arconic of the shares of our common stock that it may retain after the distribution, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [            ] shares of our common stock issued and outstanding. Shares distributed to ParentCo shareholders in the separation will generally be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Following the distribution, Arconic will retain approximately 19.9% of our outstanding shares of our common stock. Pursuant to the IRS private letter ruling, Arconic will be required to dispose of such shares of our common stock that it owns as soon as practicable and consistent with its reasons for retaining such shares, but in no event later than five years after the distribution. We will agree that, following the 60-day period commencing immediately after the effective time of the distribution, upon the request of Arconic, we will use commercially reasonable efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by Arconic. See “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement.” Any disposition by Arconic, or any significant stockholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.

Your percentage of ownership in Alcoa Corporation may be diluted in the future.

In the future, your percentage ownership in Alcoa Corporation may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the distribution as a result of conversion of their ParentCo stock-based awards. We anticipate that our compensation committee will grant additional stock-based awards to our employees after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional stock-based awards to our employees under our employee benefits plans.

Anti-takeover provisions could enable our management to resist a takeover attempt by a third party and limit the power of our stockholders.

Alcoa Corporation’s amended and restated certificate of incorporation and bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Alcoa Corporation’s Board of Directors rather than to attempt a hostile takeover. These provisions are expected to include, among others:

•	the inability of our stockholders to act by written consent unless such written consent is unanimous;

•	the ability of our remaining directors to fill vacancies on our Board of Directors;

•	limitations on stockholders’ ability to call a special stockholder meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and

•	the right of our Board of Directors to issue preferred stock without stockholder approval.

In addition, we expect to be subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Alcoa Corporation immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of Alcoa Corporation’s and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See “Description of Alcoa Corporation Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.”

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, Alcoa Corporation would be required to indemnify ParentCo for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that our stockholders may consider favorable.

We cannot guarantee the timing, amount or payment of dividends on our common stock.

The timing, declaration, amount and payment of future dividends to our stockholders will fall within the discretion of our Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of our debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. For more information, see “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividend at the same rate or at all if we commence paying dividends.

Our amended and restated certificate of incorporation will designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against Alcoa Corporation and our directors and officers.

Our amended and restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Alcoa Corporation, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Alcoa Corporation to Alcoa Corporation or to Alcoa Corporation stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against Alcoa Corporation or any current or former director or officer of Alcoa Corporation arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, any action asserting a claim relating to or involving Alcoa Corporation governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Although our amended and restated certificate of incorporation will include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Alcoa Corporation or our directors or officers, which may discourage such lawsuits against Alcoa Corporation and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our indebtedness, including the notes, restricts our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations.

The terms of the Revolving Credit Agreement and the indenture governing the notes include a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	make investments, loans, advances, guarantees and acquisitions;

•	dispose of assets;

•	incur or guarantee additional debt and issue certain disqualified equity interests and preferred stock;

•	make certain restricted payments, including a limit on dividends on equity securities or payments to redeem, repurchase or retire equity securities or other indebtedness;

•	engage in transactions with affiliates;

•	materially alter the business we conduct;

•	enter into certain restrictive agreements;

•	create liens on assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Alcoa Corporation’s, the Issuer’s or a subsidiary guarantor’s assets; and

•	take any actions that would reduce our ownership of AWAC entities below an agreed level.

In addition, the Revolving Credit Agreement requires us to comply with financial covenants. The Revolving Credit Agreement requires that we maintain a leverage ratio no greater than 2.25 to 1.00 and an interest expense coverage ratio no less than 5.00 to 1.00, in each case, for any period of four consecutive fiscal quarters of Alcoa Corporation.

For more information on the restrictive covenants in the Revolving Credit Agreement, see “Description of Material Indebtedness.”

Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other opportunities. The breach of any of these covenants or restrictions could result in a default under the Revolving Credit Agreement or the indenture governing the notes.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations or cash flows.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, including the Revolving Credit Agreement and the indenture governing the notes, we may not be able to incur additional indebtedness under the Revolving Credit Agreement and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, if we are unable to repay, refinance or restructure our secured indebtedness, the holders of such indebtedness could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument also could result in an event of default under one or more of our other debt instruments.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials ParentCo and Alcoa Corporation have filed or will file with the SEC contain or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa Corporation’s expectations, assumptions, or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding the separation and distribution, including the timing and expected benefits thereof; forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for aluminum in automotive, aerospace, and other applications; targeted financial results or operating performance; and statements about Alcoa Corporation’s strategies, outlook, and business and financial prospects. These statements reflect beliefs and assumptions that are based on Alcoa Corporation’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Actual results, performance, or outcomes may differ materially from those expressed in or implied by those forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others:

•	whether the separation is completed, as expected or at all, and the timing of the separation and the distribution;

•	whether the conditions to the distribution are satisfied;

•	whether the operational, strategic and other benefits of the separation can be achieved;

•	whether the costs and expenses of the separation can be controlled within expectations;

•	material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in LME-based prices, and premiums, as applicable, for primary aluminum, alumina, and other products, and fluctuations in index-based and spot prices for alumina;

•	deterioration in global economic and financial market conditions generally;

•	unfavorable changes in the markets served by Alcoa Corporation or ParentCo, including aerospace, automotive, commercial transportation, building and construction, packaging, defense, and industrial gas turbine;

•	the impact on costs and results of changes in foreign currency exchange rates, particularly the Australian dollar, Brazilian real, Canadian dollar, Euro, and Norwegian kroner;

•	increases in energy costs or the unavailability or interruption of energy supplies;

•	increases in the costs of other raw materials;

•	Alcoa Corporation’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves) anticipated from its restructuring programs and productivity improvement, cash sustainability, technology, and other initiatives;

•	Alcoa Corporation’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from sales of assets, closures or curtailments of facilities, newly constructed, expanded, or acquired facilities, or international joint ventures, including our joint venture with Alumina Limited and our joint venture in Saudi Arabia;

•	risks relating to operating globally, including geopolitical, economic, and regulatory risks and unexpected events beyond Alcoa Corporation’s control, such as unfavorable changes in laws and governmental policies, civil unrest, imposition of sanctions, expropriation of assets, major public health issues, and terrorism;

•	the outcome of contingencies, including legal proceedings, government or regulatory investigations, and environmental remediation;

•	adverse changes in discount rates or investment returns on pension assets;

•	the impact of cyber attacks and potential information technology or data security breaches;

•	unexpected events, unplanned outages, supply disruptions or failure of equipment or processes to meet specifications;

•	the loss of customers, suppliers and other business relationships as a result of competitive developments, or other factors;

•	the potential failure to retain key employees of Alcoa Corporation; and

•	compliance with debt covenants and maintenance of credit ratings as well as the impact of interest and principal repayment of our existing and any future debt.

The above list of factors is not exhaustive or necessarily in order of importance. Additional information concerning factors that could cause actual results to differ materially from those in forward-looking statements include those discussed under “Risk Factors” in this information statement and in our publicly filed documents referred to in “Where You Can Find More Information.” Alcoa Corporation disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION

Overview

On September 28, 2015, ParentCo announced its intention to separate its Alcoa Corporation Business from its Arconic Business. The separation will occur by means of a pro rata distribution to ParentCo shareholders of at least 80.1% of the outstanding shares of common stock of Alcoa Corporation, which was formed to hold ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia. Following the distribution, ParentCo shareholders will own directly at least 80.1% of the outstanding shares of common stock of Alcoa Corporation, and Alcoa Corporation will be a separate company from ParentCo. ParentCo will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution. Prior to completing the separation, ParentCo may adjust the percentage of Alcoa Corporation shares to be distributed to ParentCo shareholders and retained by ParentCo in response to market and other factors, and it will amend this information statement to reflect any such adjustment. The number of shares of ParentCo common stock you own will not change as a result of the separation.

In connection with such distribution, Alcoa Corporation has incurred approximately $1,250 million of indebtedness, and we expect that:

•	ParentCo will complete an internal reorganization, which we refer to as the “internal reorganization,” as a result of which Alcoa Corporation will become the parent company of the ParentCo operations comprising, and the entities that will conduct, the Alcoa Corporation Business;

•	ParentCo will change its name to “Arconic Inc.”; and

•	“Alcoa Upstream Corporation” will change its name to “Alcoa Corporation”.

On September 29, 2016, the ParentCo Board of Directors approved the distribution of approximately 80.1% of Alcoa Corporation’s issued and outstanding shares of common stock on the basis of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on October 20, 2016, the record date for the distribution, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date, or one share of Alcoa Corporation common stock for every nine shares of ParentCo common stock held as of the close of business on such date, if the previously-announced reverse stock split is not effected. Arconic currently plans to dispose of all of the Alcoa Corporation common stock that it retains after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, following a 60-day lock-up period and within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution.

At 12:01 a.m., Eastern Time, on November 1, 2016, the distribution date, each ParentCo shareholder will receive one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held at the close of business on the record date for the distribution, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date, or one share of Alcoa Corporation common stock for every nine shares of ParentCo common stock held at the close of business on such date if the reverse stock split is not effected, in each case as described below. ParentCo shareholders will receive cash in lieu of any fractional shares of Alcoa Corporation common stock that they would have received after application of this ratio. Upon completion of the separation, each ParentCo shareholder as of the record date will continue to own shares of ParentCo (which, as a result of ParentCo’s name change to Arconic, will be Arconic shares) and will own a proportionate share of the outstanding common stock of Alcoa Corporation to be distributed. You will not be required to make any payment, surrender or exchange your ParentCo common stock or take any other action to receive your shares of Alcoa Corporation common stock in the distribution. The distribution of Alcoa Corporation common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Reasons for the Separation

The ParentCo Board of Directors believes that separating its Alcoa Corporation Business from its Arconic Business is in the best interests of ParentCo and its shareholders for a number of reasons, including:

•	Management Focus on Core Business and Distinct Opportunities. The separation will permit each company to more effectively pursue its own distinct operating priorities and strategies, and will enable the management teams of each company to focus on strengthening its core business, unique operating and other needs, and pursue distinct and targeted opportunities for long-term growth and profitability.

•	Allocation of Financial Resources and Separate Capital Structures. The separation will permit each company to allocate its financial resources to meet the unique needs of its own business, which will allow each company to intensify its focus on its distinct strategic priorities. The separation will also allow each business to more effectively pursue its own distinct capital structures and capital allocation strategies.

•	Targeted Investment Opportunity. The separation will allow each company to more effectively articulate a clear investment thesis to attract a long-term investor base suited to its business, and will facilitate each company’s access to capital by providing investors with two distinct and targeted investment opportunities.

•	Creation of Independent Equity Currencies. The separation will create two independent equity securities, affording Alcoa Corporation and Arconic direct access to the capital markets and enabling each company to use its own industry-focused stock to consummate future acquisitions or other restructuring transactions. As a result, each company will have more flexibility to capitalize on its unique strategic opportunities.

•	Employee Incentives, Recruitment and Retention. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of stock-based compensation that more closely reflects and aligns management and employee incentives with specific growth objectives, financial goals and business performance. In addition, the separation will allow incentive structures and targets at each company to be better aligned with each underlying business. Similarly, recruitment and retention will be enhanced by more consistent talent requirements across the businesses, allowing both recruiters and applicants greater clarity and understanding of talent needs and opportunities associated with the core business activities, principles and risks of each company.

•	Other Business Rationale. The separation will separate and simplify the structures currently required to manage two distinct and differing underlying businesses. These differences include exposure to industry cycles, manufacturing and procurement methods, customer base, research and development activities, and overhead structures.

The ParentCo Board of Directors also considered a number of potentially negative factors in evaluating the separation, including:

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; and following the separation, we may be more susceptible to market fluctuations, including fluctuations in commodities prices, and other adverse events than if we were still a part of ParentCo because our business will be less diversified than ParentCo’s business prior to the completion of the separation.

•

Loss of Scale and Increased Administrative Costs. As a current part of ParentCo, Alcoa Corporation takes advantage of ParentCo’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those ParentCo obtained prior to completion of the separation. In addition, as a part of ParentCo, Alcoa Corporation benefits from certain functions performed by ParentCo, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, Arconic will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.

•	Disruptions and Costs Related to the Separation. The actions required to separate Arconic’s and Alcoa Corporation’s respective businesses could disrupt our operations. In addition, we will incur substantial costs in connection with the separation and the transition to being a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Alcoa Corporation, tax costs and costs to separate information systems.

•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with ParentCo, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of Alcoa Corporation or Arconic common stock or know with certainty whether the combined market value of one share of our common stock and three shares of Arconic common stock (assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to the record date) will be less than, equal to or greater than the market value of one share of ParentCo common stock prior to the distribution.

In determining to pursue the separation, the ParentCo Board of Directors concluded the potential benefits of the separation outweighed the foregoing factors. See the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Reasons for Arconic’s Retention of Up to 19.9% of Alcoa Corporation Shares

In considering the appropriate structure for the separation, ParentCo determined that, immediately after the distribution becomes effective, Arconic will own no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation. In light of recent volatile commodity market conditions and conditions in the high-yield debt market, Arconic’s retention of Alcoa Corporation shares positions both companies with appropriate capital structures, liquidity, and financial flexibility and resources that support their individual business strategies. The retention enables Alcoa Corporation to be separated with low leverage, and thus significant flexibility to manage through future market cycles. At the same time, the retention reduces Arconic’s reliance on Alcoa Corporation raising debt in the current high-yield market environment to fund payments to Arconic to optimize its own capital structure. The retention of Alcoa Corporation shares strengthens Arconic’s balance sheet by providing Arconic a liquid security that can be monetized or exchanged to accelerate debt reduction and/or fund future growth initiatives, thereby facilitating an appropriate capital structure and financial flexibility necessary for Arconic to execute its growth strategy. Arconic’s retained interest shows confidence in the future of Alcoa Corporation and will allow Arconic’s balance sheet to benefit from any near-term improvements in commodity markets. Arconic intends to responsibly dispose of any Alcoa Corporation common stock that it retains after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, following a 60-day lock-up period and within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution. ParentCo intends to continue to monitor market conditions in the commodity and high-yield debt market, and to assess the impact of each on the ultimate structure of the separation.

Formation of Alcoa Corporation

Alcoa Upstream Corporation was formed in Delaware on March 10, 2016 for the purpose of holding ParentCo’s Alcoa Corporation Business, and it will be renamed Alcoa Corporation in connection with the separation and distribution. As part of the plan to separate the Alcoa Corporation Business from the remainder of its businesses, in connection with the internal reorganization, ParentCo plans to transfer, or otherwise ensure the transfer of, the equity interests of certain entities that are expected to operate the Alcoa Corporation Business and the assets and liabilities of the Alcoa Corporation Business to Alcoa Corporation prior to the distribution.

When and How You Will Receive the Distribution

With the assistance of Computershare Trust Company, N.A., the distribution agent for the distribution, (the “distribution agent” or “Computershare”), ParentCo expects to distribute Alcoa Corporation common stock at 12:01 a.m., Eastern Time, on November 1, 2016, the distribution date, to all holders of outstanding ParentCo common stock as of the close of business on October 20, 2016, the record date for the distribution. Computershare, which currently serves as the transfer agent and registrar for ParentCo common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Alcoa Corporation common stock.

If you own ParentCo common stock as of the close of business on the record date for the distribution, Alcoa Corporation common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your shares of Alcoa Corporation common stock. If you hold your ParentCo shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Alcoa Corporation shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell ParentCo common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Alcoa Corporation common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your ParentCo common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Alcoa Corporation common stock that have been registered in book-entry form in your name.

Most ParentCo shareholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your ParentCo common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Alcoa Corporation common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of Alcoa Corporation common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal shareholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. We will agree that, following the 60-day period commencing immediately after the effective time of the distribution, upon the request of Arconic, we will use commercially reasonable efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by Arconic.

Number of Shares of Alcoa Corporation Common Stock You Will Receive

For every three shares of ParentCo common stock that you own at the close of business on November 1, 2016, the record date for the distribution, you will receive one of Alcoa Corporation common stock on the distribution date, assuming the previously-announced reverse stock split of ParentCo common stock is effected prior to that date. If the reverse stock split is not effected, then for every nine shares of ParentCo common stock that you own at the close of business on the record date, you will receive one share of Alcoa corporation common stock on the distribution date. ParentCo will not distribute any fractional shares of Alcoa Corporation common stock to its shareholders. Instead, if you are a registered holder, Computershare will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by ParentCo or Alcoa Corporation, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either ParentCo or Alcoa Corporation and the distribution agent is not an affiliate of either ParentCo or Alcoa Corporation. Neither Alcoa Corporation nor ParentCo will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for shares of ParentCo common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the net cash proceeds. If you hold your shares of ParentCo common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity-Based Compensation

In connection with the separation, equity-based awards granted by ParentCo prior to the separation are expected to be treated as described below. As of the separation, these awards will be held by (i) current and former employees of Alcoa Corporation and its subsidiaries and certain other former employees classified as former employees of Alcoa Corporation for purposes of post-separation compensation and benefits matters (collectively, the “Alcoa Corporation Employees and Alcoa Corporation Former Employees”) and (ii) current and former employees of Arconic and its subsidiaries and certain other former employees classified as former employees of Arconic for purposes of post-separation compensation and benefits matters (collectively, the “Arconic Employees and Arconic Former Employees”).

Stock Options

Stock Options Held by Alcoa Corporation Employees and Alcoa Corporation Former Employees. Each award of ParentCo stock options held by an Alcoa Corporation Employee or Alcoa Corporation Former Employee will be converted into an award of stock options with respect to Alcoa Corporation common stock. The exercise price of, and number of shares subject to, each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Stock Options Held by Arconic Employees and Former Arconic Employees. Each award of ParentCo stock options held by an Arconic Employee or Former Arconic Employee will continue to relate to ParentCo common stock (which, as a result of ParentCo’s name change to Arconic, will be Arconic common stock after the separation), provided that the exercise price of, and number of shares subject to, each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Restricted Share Units

Restricted ShareStock Units Held by Alcoa Corporation Employees and Alcoa Corporation Former Employees. Each award of ParentCo restricted share units held by an Alcoa Corporation Employee or Alcoa Corporation Former Employee will be converted into an award of restricted share units with respect to Alcoa Corporation common stock. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Restricted Stock Units Held by Arconic Employees and Former Arconic Employees. Each award of ParentCo restricted share units held by an Arconic Employee or Former Arconic Employee will continue to relate to ParentCo common stock (which, as a result of ParentCo’s name change to Arconic, will be Arconic common stock after the separation), provided that the number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Performance-Based Restricted Share Units

Performance-Based Restricted Share Units Held by Alcoa Corporation Employees and Alcoa Corporation Former Employees. Each award of ParentCo performance-based restricted share units held by an Alcoa Corporation Employee or Alcoa Corporation Former Employee will be converted into an award of performance-based restricted share units with respect to Alcoa Corporation common stock. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Performance-Based Restricted Share Units Held by Arconic Employees and Former Arconic Employees. Each award of ParentCo performance-based restricted share units held by an Arconic Employee or Former Arconic Employee will continue to relate to ParentCo common stock (which, as a result of ParentCo’s name change to Arconic, will be Arconic common stock after the separation), provided that the number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award will otherwise continue to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Internal Reorganization

As part of the separation, and prior to the distribution, ParentCo and its subsidiaries expect to complete an internal reorganization in order to transfer to Alcoa Corporation the Alcoa Corporation Business that it will hold following the separation. Among other things and subject to limited exceptions, the internal reorganization is expected to result in Alcoa Corporation owning, directly or indirectly, the operations comprising, and the entities that conduct, the Alcoa Corporation Business.

The internal reorganization is expected to include various restructuring transactions pursuant to which (i) the operations, assets and liabilities of ParentCo and its subsidiaries used to conduct the Alcoa Corporation Business will be separated from the operations, assets and liabilities of ParentCo and its subsidiaries used to conduct the Arconic Business and (ii) such Alcoa Corporation Business operations, assets and liabilities and investments will be contributed, transferred, allocated through the Pennsylvania division statute (Section 361 et seq. of the Pennsylvania Business Corporation Law) or otherwise allocated to Alcoa Corporation or one of its direct or indirect subsidiaries. Such restructuring transactions may take the form of asset transfers, mergers, demergers, divisions, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Alcoa Corporation Business or the Arconic Business in such jurisdictions.

As part of this internal reorganization, ParentCo will contribute to Alcoa Corporation certain assets, including equity interests in entities that are expected to conduct the Alcoa Corporation Business.

Following the completion of the internal reorganization and immediately prior to the distribution, Alcoa Corporation will be the parent company of the entities that will conduct the Alcoa Corporation Business, and ParentCo (through subsidiaries other than Alcoa Corporation and its subsidiaries) will remain the parent company of the entities that are expected to conduct the Arconic Business.

Results of the Distribution

After the distribution, Alcoa Corporation will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [                    ], 2016, the record date for the distribution, and will reflect any exercise of ParentCo options between the date the ParentCo Board of Directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of ParentCo common stock or any rights of ParentCo shareholders. ParentCo will not distribute any fractional shares of Alcoa Corporation common stock.

We will enter into a separation agreement and other related agreements with ParentCo before the distribution to effect the separation and provide a framework for our relationship with Arconic after the separation. These agreements will provide for the allocation between Arconic and Alcoa Corporation of ParentCo’s assets, liabilities and obligations (including employee benefits, intellectual property, equipment sharing, and tax-related assets and liabilities) attributable to periods prior to Alcoa Corporation’s separation from ParentCo and will govern the relationship between Arconic and Alcoa Corporation after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for Alcoa Corporation Common Stock

There is currently no public trading market for Alcoa Corporation common stock. Alcoa Corporation intends to apply to list its common stock on the NYSE under the symbol “AA.” Alcoa Corporation has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

We cannot predict the price at which Alcoa Corporation common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Alcoa Corporation common stock that each ParentCo shareholder will receive in the distribution and the ParentCo common stock held at the record date for the distribution may not equal the “regular-way” trading price of the ParentCo common stock immediately prior to the distribution. The price at which Alcoa Corporation common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Alcoa Corporation common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”

Incurrence of Debt

A subsidiary of Alcoa Corporation has incurred certain indebtedness, including (i) a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1.5 billion and (ii) $1.25 billion of senior notes. Upon release of the senior notes from escrow, Alcoa Corporation intends to pay a substantial portion of the proceeds of the senior notes to Arconic. ParentCo’s existing senior notes are expected to remain an obligation of Arconic after the separation, except to the extent that Arconic uses funds received by it from Alcoa Corporation to repay existing indebtedness. For more information, see “Description of Material Indebtedness.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, ParentCo expects that there will be two markets in ParentCo common stock: a “regular-way” market and an “ex-distribution” market. ParentCo common stock that trades on the “regular-way” market will trade with an entitlement to Alcoa Corporation common stock distributed in the distribution. ParentCo common stock that trades on the “ex-distribution” market will trade without an entitlement to Alcoa Corporation common stock distributed in the distribution. Therefore, if you sell shares of ParentCo common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Alcoa Corporation common stock in the distribution. If you own ParentCo common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Alcoa Corporation common stock that you are entitled to receive pursuant to your ownership of shares of ParentCo common stock as of the record date.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, Alcoa Corporation expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Alcoa Corporation common stock that will be distributed to holders of ParentCo common stock on the distribution date. If you owned ParentCo common stock at the close of business on the record date for the distribution, you would be entitled to Alcoa Corporation common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Alcoa Corporation common stock, without trading the ParentCo common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Alcoa Corporation common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution will be effective at 12:01 a.m., Eastern Time, on November 1, 2016, which is the distribution date, provided that the conditions set forth in the separation agreement have been satisfied (or waived by ParentCo in its sole and absolute discretion), including, among others:

•	the SEC declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement in effect; and no proceedings for such purposes having been instituted or threatened by the SEC;

•	the mailing of this information statement to ParentCo shareholders;

•	(i) the private letter ruling from the IRS received by ParentCo regarding certain U.S. federal income tax matters relating to the separation and distribution being satisfactory to the Board of Directors and remaining valid, and (ii) the receipt by ParentCo of an opinion of its outside counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•	the internal reorganization having been completed and the transfer of assets and liabilities of the Alcoa Corporation Business from ParentCo to Alcoa Corporation, and the transfer of assets and liabilities of the Arconic Business from Alcoa Corporation to ParentCo, having been completed in accordance with the separation and distribution agreement;

•	the receipt of one or more opinions from an independent appraisal firm to the ParentCo Board of Directors as to the solvency of ParentCo and Alcoa Corporation after the completion of the distribution, in each case in a form and substance acceptable to the ParentCo Board of Directors in its sole and absolute discretion;

•	all actions necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rule and regulations thereunder having been taken or made and, where applicable, having become effective or been accepted;

•	the execution of certain agreements contemplated by the separation and distribution agreement;

•	no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;

•	the shares of Alcoa Corporation common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of distribution;

•	ParentCo having received certain proceeds from the financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements; and

•	no other event or development existing or having occurred that, in the judgment of ParentCo’s Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and the other related transactions.

ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date, and the distribution ratio, as well as to reduce the amount of outstanding shares of common stock of Alcoa Corporation that it will retain, if any, following the distribution. ParentCo will also have sole and absolute discretion to waive any of the conditions to the distribution. ParentCo does not intend to notify its shareholders of any modifications to the terms of the separation or distribution that, in the judgment of its Board of Directors, are not material. For example, the ParentCo Board of Directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the ParentCo Board of Directors determines that any modifications by ParentCo materially change the material terms of the distribution, ParentCo will notify ParentCo shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

DIVIDEND POLICY

The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of Alcoa Corporation’s Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2016 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The information below is not necessarily indicative of what our capitalization would have been had the separation, distribution and related financing transactions been completed as of June 30, 2016. In addition, it is not indicative of our future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data of Alcoa Corporation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and notes included in the “Index to Financial Statements” section of this information statement.

	June 30, 2016
(amounts in millions)	Actual	Pro Forma
	(Unaudited)
Cash
Cash and cash equivalents	$332	$632

Capitalization:
Debt Outstanding
Long-term debt, including amount due within one year	$255	$1,463

Equity
Common stock, par value	$—	$182
Additional paid-in capital	—	10,165
Net parent investment	11,137	—
Accumulated other comprehensive loss	(1,456)	(4,160)

Total net parent investment and accumulated other comprehensive loss	9,681	6,187

Noncontrolling interest	2,180	2,180

Total equity	11,861	8,367

Total capitalization	$12,116	$9,830

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF ALCOA CORPORATION

The following table presents the selected historical combined financial data for Alcoa Corporation. We derived the selected statement of combined operations data for the six months ended June 30, 2016 and 2015 and the selected combined balance sheet data as of June 30, 2016 from our unaudited Combined Financial Statements included in this information statement. We derived the selected statement of combined operations data for the years ended December 31, 2015, 2014, and 2013, and the selected combined balance sheet data as of December 31, 2015 and 2014, as set forth below, from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement. We derived the selected statement of combined operations data for the years ended December 31, 2012 and 2011 and the selected combined balance sheet data as of December 31, 2013, 2012, and 2011 from Alcoa Corporation’s unaudited underlying financial records, which were derived from the financial records of ParentCo and are not included in this information statement.

The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected historical combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(dollars in millions, except realized prices; shipments in thousands of metric tons (kmt))
Sales	$4,452	$6,069	$11,199	$13,147	$12,573	$13,060	$14,709
Amounts attributable to Alcoa Corporation:
Net (loss) income	$(265)	$69	$(863)	$(256)	$(2,909)	$(219)	$129

Shipments of alumina (kmt)	4,434	5,244	10,755	10,652	9,966	9,295	9,218
Shipments of aluminum (kmt)	1,534	1,612	3,227	3,518	3,742	3,933	3,932

Alcoa Corporation’s average realized price per metric ton of primary aluminum	$1,835	$2,331	$2,092	$2,396	$2,280	$2,353	$2,669

Total assets	$16,374	$17,969	$16,413	$18,680	$21,126	$24,777	$24,772
Total debt	$255	$282	$225	$342	$420	$507	$759

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The Unaudited Pro Forma Combined Condensed Financial Statements presented below have been derived from Alcoa Corporation’s historical combined financial statements included in this information statement. While the historical combined financial statements reflect the past financial results of the Alcoa Corporation Business, these pro forma statements give effect to the separation of that business into a standalone, publicly traded company. The pro forma adjustments to reflect the separation include:

•	the effect of our post-separation capital structure, which includes the incurrence by a subsidiary of Alcoa corporation of $1,250 million of indebtedness as described in this information statement;

•	the expected transfer to Alcoa Corporation, upon completion of the separation transaction, of certain pension and postretirement benefit plan liabilities that were not included in the historical combined balance sheet;

•	the distribution of at least 80.1% of our issued and outstanding common stock by ParentCo in connection with the separation; and

•	the impact of, and transactions contemplated by, the separation and distribution agreement, including the transition services agreement and tax matters agreement, between us and ParentCo and the provisions contained therein.

The pro forma adjustments are based on available information and assumptions our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Combined Condensed Financial Statements have been derived from our historical combined financial statements included in this information statement and include certain adjustments to give effect to events that are (i) directly attributable to the distribution and related transaction agreements, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on Alcoa Corporation. Any change in costs or expenses associated with operating as a standalone company would constitute projected amounts based on estimates and, therefore, are not factually supportable; as such, the Unaudited Pro Forma Combined Condensed Financial Statements have not been adjusted for any such estimated changes.

The Unaudited Pro Forma Statement of Combined Operations for the fiscal year ended December 31, 2015 and the six months ended June 30, 2016 has been prepared as though the separation occurred on January 1, 2015. The Unaudited Pro Forma Combined Balance Sheet at June 30, 2016 has been prepared as though the separation occurred on June 30, 2016. The Unaudited Pro Forma Combined Condensed Financial Statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The Unaudited Pro Forma Combined Condensed Financial Statements should be read in conjunction with our historical combined financial statements, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The Unaudited Pro Forma Combined Condensed Financial Statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this information statement.

Alcoa Corporation

Unaudited Pro Forma Statement of Combined Operations

(in millions, except per share data)

For the six months ended June 30, 2016	As Reported	Pro Forma Adjustments		Pro Forma
Total sales	$4,452			$4,452

Cost of goods sold (exclusive of expenses below)	3,797	(15)	(a)	3,782
Selling, general administrative, and other expenses	175	(31)	(b)	144
Research and development expenses	28			28
Provision for depreciation, depletion, and amortization	355			355
Restructuring and other charges	92			92
Interest expense	130	(72)	(c)	58
Other expenses, net	16			16

Total costs and expenses	4,593			4,475

Loss before income taxes	(141)			(23)
Provision for income taxes	86	—	(d)	86

Net loss	(227)			(109)
Less: Net income attributable to noncontrolling interests	38			38

Net loss attributable to Alcoa Corporation	$(265)			$(147)

Unaudited pro forma earnings per share:
Basic				$(0.81)	(e)
Diluted				$(0.81)	(e)

Weighted-average shares outstanding:
Basic				182.4	(e)
Diluted				182.4	(e)

Alcoa Corporation

Unaudited Pro Forma Statement of Combined Operations

(in millions, except per share data)

For the year ended December 31, 2015	As Reported	Pro Forma Adjustments		Pro Forma
Total sales	$11,199			$11,199

Cost of goods sold (exclusive of expenses below)	9,039	(98)	(a)	8,941
Selling, general administrative, and other expenses	353	(12)	(b)	341
Research and development expenses	69			69
Provision for depreciation, depletion, and amortization	780			780
Restructuring and other charges	983			983
Interest expense	270	(153)	(c)	117
Other expenses, net	42			42

Total costs and expenses	11,536			11,273

Loss before income taxes	(337)			(74)
Provision for income taxes	402	—	(d)	402

Net loss	(739)			(476)
Less: Net income attributable to noncontrolling interests	124			124

Net loss attributable to Alcoa Corporation	$(863)			$(600)

Unaudited pro forma earnings per share:
Basic				$(3.30)	(e)
Diluted				$(3.30)	(e)

Weighted-average shares outstanding:
Basic				181.7	(e)
Diluted				181.7	(e)

Alcoa Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

(in millions)

June 30, 2016	As Reported	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$332	300	(f)	$632
Receivables from customers	426			426
Inventories	1,166			1,166
Other current assets	462			462

Total current assets	2,386			2,686
Properties, plants, and equipment, net	9,569			9,569
Other noncurrent assets	4,419			4,419

Total Assets	$16,374			$16,674

Liabilities
Current liabilities:
Accounts payable, trade	$1,277			$1,277
Other current liabilities	832	143	(g)(h)	975
Long-term debt due within one year	22			22

Total current liabilities	2,131			2,274
Long-term debt, less amount due within one year	233	1,208	(f)	1,441
Accrued pension and other postretirement benefits	424	2,389	(g)	2,813
Environmental remediation	206	54	(h)	260
Asset retirement obligations	553			553
Other noncurrent liabilities	966			966

Total liabilities	4,513			8,307

Contingencies and commitments

Equity
Common stock	—	182	(i)	182
Additional paid-in capital	—	10,165	(i)	10,165
Net parent investment	11,137	(790)	(j)	—
		(10,347)	(i)
Accumulated other comprehensive loss	(1,456)	(2,704)	(g)	(4,160)

Total net parent investment and accumulated other comprehensive loss	9,681			6,187

Noncontrolling interest	2,180			2,180

Total equity	11,861			8,367

Total Liabilities and Equity	$16,374			$16,674

Alcoa Corporation

Notes to Unaudited Pro Forma Combined Financial Statements

(dollars in millions)

(a)	Reflects the favorable pro forma adjustment of $15 for the six months ended June 30, 2016, and $98 for year ended December 31, 2015, relating to the defined benefit pension and other post-retirement employee benefit (OPEB) plans that were legally separated and created as new plans to be assumed by Alcoa Corporation, had the separation occurred at the beginning of the period presented. On a carve-out basis, the ParentCo plans were accounted for on a multi-employer basis, with related expenses allocated to Alcoa Corporation based primarily on: a) pensionable compensation with respect to active participants; and b) Alcoa Corporation’s revenues as a percentage of ParentCo.’s total segment revenues with respect to ParentCo.’s general corporate participants and closed or sold operations. These historical allocated expenses are higher than the expense that would have been recognized had the new pension and OPEB plans been recorded as direct plans of Alcoa Corporation as of the beginning of the period presented. The new plans have a low ratio of active participants as compared to retired participants for Alcoa Corporation. As such, the amortization period for unrecognized gains and losses was based on the average remaining life expectancy of plan participants (ParentCo shared plans used average remaining service period of active employees).

The plan assumptions used to measure pro forma pension and OPEB expense for the six months ended June 30, 2016, were also used for purposes of measuring pro forma expense for the year ended December 31, 2015.

The calculation of the pro forma adjustment is as follows:

	Year ended December 31, 2015	Six months ended June 30, 2016
Expense for Shared Plans in historical financial statements	$191	$62
Estimated expense for new separated plans	93	47

Pro forma adjustment	$(98)	$(15)

(b)	Reflects the removal of costs related to the separation that were incurred during the historical periods that will not continue to be incurred post-separation. These costs were primarily for legal, tax, and accounting, and other professional fees.

(c)	Reflects a net adjustment to interest expense resulting from the incurrence by a subsidiary of Alcoa Corporation of third-party indebtedness (see note (f) below) as part of the capital structure to be established at the time of separation and the removal of certain historical interest expense. The interest rate of the incremental $1,250 third-party indebtedness is fixed at 6.75% for $750 and 7.00% for $500, resulting in incremental expense of $46 and $91 (includes amortization of deferred financing costs) for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively. The incremental interest expense from the issuance of additional third-party indebtedness is offset by the elimination of $118 and $244 in interest expense for the six months ended June 30, 2016, and the year ended December 31, 2015, respectively, which represents an allocation of the cost of ParentCo’s debt included in the historical combined financial statements that will not be an obligation of Alcoa Corporation following the separation.

(d)	Alcoa Corporation does not anticipate any income tax impact related to the pro forma adjustments described in notes (a), (b), and (c) above.

(e)

Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the number of shares of ParentCo outstanding as of June 30, 2016, and December 31, 2015, respectively, adjusted for: a) the proposed 1-for-3 reverse stock split for ParentCo’s common stock that is subject to ParentCo shareholder vote scheduled to be held on October 5, 2016; b) an assumed distribution ratio of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock (giving effect to the proposed 1-for-3 reverse split mentioned above) held on the record date; and c) approximately 36 million additional shares to be retained by ParentCo. While the actual future impact of potential dilution from shares of common stock related to equity awards granted to our employees under ParentCo’s equity plans will depend on various factors, including employees who may change employment from one company to another, we do not currently estimate that the future dilutive impact is material. For the periods presented, the impact of such equity awards would have been anti-dilutive.

(f)	Reflects the incurrence by a subsidiary of Alcoa Corporation of $1,250 in third-party indebtedness (of which $750 has an eight-year term and $500 has a ten-year term) as part of the capital structure to be established at the time of separation, of which Alcoa Corporation will retain approximately $300 in cash and the remainder will be distributed to ParentCo. Additionally, Alcoa Corporation will have access to a senior secured $1,500 revolving credit facility (estimated 5-year term), which is expected to be undrawn at the time of separation. Total deferred financing costs associated with these instruments are $42, which will be amortized to interest expense over the terms of the respective instruments, and are reflected as a reduction to long-term debt.

(g)	Reflects the addition of estimated net benefit plan liabilities that will be transferred to Alcoa Corporation in connection with the planned separation. These net benefit plan liabilities have not been included in the historical combined balance sheet of Alcoa Corporation. A full valuation allowance is expected to be recorded against the deferred tax asset associated with the net benefit plan liabilities.

(h)	Reflects the net addition of $61 (of which $7 is current) in environmental remediation liabilities associated with certain former operating locations of ParentCo, including those related to retained obligations from operating locations previously divested, that will be assumed by Alcoa Corporation in accordance with the terms of the separation and distribution agreement.

(i)	On the distribution date, ParentCo’s net investment in Alcoa Corporation (after reflecting the impact of the pro forma adjustment described in notes (g), (h), and (j)) will be re-designated as Alcoa Corporation’s shareholders’ equity and will be allocated between common stock and additional paid in capital based on the number of shares of Alcoa Corporation common stock outstanding at the distribution date.

(j)	Reflects a net adjustment for the distribution of net proceeds for additional third-party indebtedness described in note (f) above and the establishment of both defined benefit plan and environmental remediation liabilities described in notes (g) and (h) above.

BUSINESS

All amounts discussed in this section are in millions of U.S. dollars, unless otherwise indicated. This section discusses Alcoa Corporation’s business assuming the completion of all of the transactions described in this information statement, including the separation.

Our Company

Alcoa Corporation is a global industry leader in the production of bauxite, alumina and aluminum, enhanced by a strong portfolio of value-added cast and rolled products and substantial energy assets. Alcoa Corporation draws on the innovation culture, customer relationships and strong brand of ParentCo. Previously known as the Aluminum Company of America, ParentCo pioneered the aluminum industry 128 years ago with the discovery of the first commercial process for the affordable production of aluminum. Since the discovery, Alcoa aluminum was used in the Wright brothers’ first flight (1903), ParentCo helped produce the first aluminum-sheathed skyscraper (1952), the first all-aluminum vehicle frame (1994) and the first aluminum beer bottle (2004). Today, Alcoa Corporation extends this heritage of product and process innovation as it strives to continuously redefine world-class operational performance at its locations, while partnering with its customers across its range of global products. We believe that the lightweight capabilities and enhanced performance attributes that aluminum offers across a number of end markets are in increasingly high demand and underpin strong growth prospects for Alcoa Corporation.

Alcoa Corporation’s operations encompass all major production processes in the primary aluminum industry value chain, which we believe provides Alcoa Corporation with a strong platform from which to serve our customers in each critical segment. Our portfolio is well-positioned to take advantage of a projected 5% growth in global aluminum demand in 2016 and to be globally cost competitive throughout all phases of the aluminum commodity price cycle.

Our Strengths

Alcoa Corporation’s significant competitive advantages distinguish us from our peers.

World-class aluminum assets. Alcoa Corporation has an industry-leading, cost-competitive portfolio comprising six businesses—Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy. These assets include the largest bauxite mining portfolio in the world; a first quartile low cost, globally diverse alumina refining system; and a newly optimized aluminum smelting portfolio. With our innovative network of casthouses, we can customize the majority of our primary aluminum production to the precise specifications of our customers and we believe that our rolling mills provide us with a cost competitive and efficient platform to serve the North American packaging market. Our portfolio of energy assets provides third-party sales opportunities, and in some cases, the operational flexibility to either support metal production or capture earnings through third-party power sales. In addition, the expertise within each business supports the next step in our value chain by providing optimized products and process knowledge.

Our fully integrated Saudi Arabian joint venture, formed in 2009 with the Saudi Arabian Mining Company (Ma’aden), showcases those synergies. Through our Ma’aden joint venture, we have developed the lowest cost aluminum production complex within the worldwide Alcoa Corporation system. The complex includes a bauxite mine, an alumina refinery, an aluminum smelter and a rolling mill. The complex, which relies on low-cost and clean power generation, is an integral part of Alcoa Corporation’s strategy to lower its overall production cost base. By establishing a strong footprint in the growing Middle East region, Alcoa Corporation is also well-positioned to capitalize on growth and new market opportunities in the region. Ma’aden owns a 74.9% interest in the joint venture. Alcoa Corporation owns a 25.1% interest in the smelter and rolling mill; and Alcoa World Alumina and Chemicals (which is owned 60% by Alcoa Corporation) holds a 25.1% interest in the mine and refinery.

Customer relationships across the industry spectrum and around the world. As a well-established world leader in the production of bauxite, alumina and aluminum products, Alcoa Corporation has the scale, global reach and proximity to major markets to deliver our products to our customers and their supply chains all over the world. We believe Alcoa Corporation’s global network, broad product portfolio and extensive technical expertise position us to be the supplier of choice for a range of customers across the entire aluminum value chain. Our global reach also provides portfolio diversity that can enable us to benefit from local or regional economic cycles. Every Alcoa Corporation business segment operates in multiple countries and both hemispheres.

Alcoa Corporation Global Footprint

Access to key strategic markets. As illustrated by our bauxite mining operations in the Brazilian Amazon rainforest, and our participation in the first fully integrated aluminum complex in Saudi Arabia, our ability to operate successfully and sustainably has allowed us to forge partnerships in new markets, enter markets more efficiently, gain local knowledge, develop local capacity and reduce risk. We believe that these attributes also make us a preferred strategic partner of our current host countries and of those looking to evaluate and build future opportunities in our industry.

Experienced management team with substantial industry expertise. Our management team has a strong track record of performance and execution. Roy C. Harvey, who has served as President of ParentCo’s Global

Primary Products business, will be Alcoa Corporation’s Chief Executive Officer. Mr. Harvey has served more than 14 years in various capacities at ParentCo, including as ParentCo’s Executive Vice President of Human Resources and Environment, Health, Safety and Sustainability and Vice President of Investor Relations. In addition, William F. Oplinger, ParentCo’s Executive Vice President and Chief Financial Officer, will become Alcoa Corporation’s Chief Financial Officer. Tómas Már Sigurdsson, the Chief Operating Officer of ParentCo’s Global Primary Products business, will become Alcoa Corporation’s Chief Operating Officer. Our senior management team collectively has more than 110 years of experience in the metals and mining, commodities and aluminum industries.

History of operational excellence and continuous productivity improvements. Alcoa Corporation’s dedication to operational excellence has enabled us to withstand unfavorable market conditions. In addition, our productivity program has allowed us to capture cost savings and, by focusing on continuously improving our manufacturing and procurement processes, we seek to produce ongoing cost benefits through the efficient use of raw materials, resources and other inputs. We believe that Alcoa Corporation is positioned to be resilient against market down-swings and to capitalize on the upswings throughout the market cycle.

Positioned for future market scenarios. Since 2010, we have reshaped our portfolio and implemented other changes to our business model in order to make Alcoa Corporation more resilient in times of market volatility. We believe these changes will continue to drive value-creation opportunities in years ahead. Among other disciplined actions, we have:

•	closed, divested or curtailed 35% of total smelting operating capacity and 25% of total operating refining capacity, enabling us to become more cost competitive;

•	enhanced our portfolio through our 25.1% investment in the Alcoa Corporation-Ma’aden joint venture in Saudi Arabia, the lowest-cost integrated aluminum complex within the worldwide Alcoa Corporation system, which is now fully operational;

•	revolutionized the way we sell smelter-grade alumina by shifting our pricing model to an Alumina Price Index (API) or spot pricing, which reflects alumina supply and demand fundamentals;

•	grown our portfolio of value-added cast product offerings, and increased the percentage of value-added products we sell;

•	transitioned our non-rolling assets from a regional operating structure to five separate business units focused on Bauxite, Alumina, Aluminum, Cast Products and Energy, and taken significant steps to position each business unit for greater efficiency, profitability and value-creation at each stage of the value chain; and

•	reduced costs in our Rolled Products operations, and intensified our focus on innovation and value-added products, including aluminum bottle and specialty coatings.

Through our actions, we have improved the position of our alumina refining system on the global alumina cost curve from the 30th percentile in 2010, to a first quartile 23rd percentile in 2015, with a target to reach the 21st percentile by the end of 2016. We have also improved eight points on the global aluminum cost curve since 2010, to the 43rd percentile in 2015, while targeting the 38th percentile by the end of 2016. In addition, we have maintained a first quartile 19th percentile position on the global bauxite cost curve.

The combined effect of these actions has been to enhance our business position in a recovering macroeconomic environment for bauxite, alumina, aluminum and aluminum products, which we believe will allow us to weather the market downturns today while preparing to capitalize on upswings in the future.

Dedication to environmental excellence and safety. We regularly review our strategy and performance with a view toward maximizing our efficient use of resources and our effective control of emissions, waste and land use, and to improve our environmental performance. For example, in order to lessen the impact of our mining activities, we have targeted minimum environmental footprints for each mine to achieve by 2020. Three of our mines that were active in 2015 have already achieved their minimum environmental footprint. During 2015, we disturbed a total of 2,988 acres of mine lands worldwide and rehabilitated 3,233 acres. Alcoa Corporation’s business lowered its CO2 intensity by more than 12% between 2010 and 2015, achieving its target of 30% reduction in CO2 intensity from a 2005 baseline, a full five years ahead of target. Alcoa Corporation is also committed to a world-class health and safety culture that has consistently delivered incident rates below industry averages. As part of ParentCo, the Alcoa Corporation business improved its Days Away, Restricted, and Transfer (DART) rate—a measure of days away from work or job transfer due to injury or illnesses—by 62% between 2010 and 2015. Alcoa Corporation intends to continue to intensify our fatality prevention efforts and the safety and well-being of our employees will remain the top priority for Alcoa Corporation.

Our Strategies

As Alcoa Corporation, we intend to continue to be an industry leader in the production of bauxite, alumina, primary aluminum and aluminum cast and rolled products. We will remain focused on cost efficiency and profitability, while also seeking to develop operational and commercial innovations that will sharpen our competitive edge. Our management team has considerable experience in managing through tough market cycles, which we believe will enable us to profit through commodity down-swings. In upswings, we believe our low cost assets will be well positioned to deliver strong returns.

Alcoa Corporation will also remain focused on our core values. We will continue to hold ourselves to the highest standards of environmental and ethical practices, support our communities through Alcoa Foundation grants and employee volunteerism, and maintain transparency in our actions and ongoing dialogue with local stakeholders. We believe that this is essential to support our license to operate in the unique communities in which we do business, ensuring sustainability, and making us the partner of choice. Combined with our continued focus on operational excellence and rigorous management of our assets, we expect to create value for our shareholders and customers and attract and retain highly-qualified talent.

We intend to remain true to our heritage by focusing on the following core principles:

Solution-Oriented Customer Relationships and Programs. We aim to succeed by helping our customers innovate and win in their markets. We will work to provide new and improved products and technical expertise that support our customers’ innovation, which we believe will help to strengthen the demand and consumption of aluminum across the globe for all segments of the value chain. We intend to continue prudently investing in our technical resources to both drive our own efficiencies and to help our customers develop solutions to their challenges.

Establishment of a Strong, Operator-Focused Culture. We are proud of the 128 year history of the Alcoa Corporation business and the culture of innovation and operational excellence upon which we are built. We intend to build a culture for Alcoa Corporation that is true to this heritage and focuses our management, operational processes and decision-making on the critical success of our mines and facilities. To support this effort, we will work to have an overhead structure that is appropriately scaled for our business, and will use our deep industry and operational expertise to navigate an ever-changing and volatile industry.

Operational reliability and excellence. We are committed to the development, maintenance and use of our reliability excellence program, which is designed to optimize the operational availability and integrity of our assets, while driving lower costs. We will also continue to build on our “Center of Excellence (COE)” model, which leverages central research and development and technical expertise within each business to facilitate the transfer of best practices, while also providing rapid response to plant level disruptions.

Aggressive asset portfolio management. Alcoa Corporation will continue to review our portfolio of assets and opportunities to maximize value creation. Having delinked the aluminum value chain by restructuring our upstream businesses into standalone units (Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy), we believe we are well-positioned to pursue opportunities to reduce costs and grow revenue and margins across our portfolio. Examples of these opportunities include the growth of our third party bauxite sales, the ability, in some cases, to flex energy between aluminum production and power sales, the increase in our value-added cast products as a percentage of aluminum sales and the combination of the state-of-the-art rolling mill in Saudi Arabia and our Warrick rolling mill’s current products and customer relationships. We will also continue to monitor our assets relative to market conditions, industry trends and the position of those assets in their life cycle, and we will curtail, sell or close assets that do not meet our value-generation standards.

Efficient use of available capital. In seeking to allocate our capital efficiently, we expect that our near-term priorities will be to sustain valuable assets in the most cost-effective manner while de-levering our balance sheet by managing debt and long term liabilities. We intend to effectively deploy excess cash to maximize long-term shareholder value, with incremental growth opportunities and other value-creating uses of capital evaluated against return of capital to shareholders. We expect that return on capital (ROC) will be the primary metric we use to drive capital allocation decisions.

Disciplined Execution of High-Return Growth Projects. We expect to continue to look for and implement incremental growth projects that meet our rigorous ROC standards, while working to ensure that those projects are completed on time and within budget.

Continuous pursuit of improvements in productivity. A strong focus on productivity will remain a critical component of Alcoa Corporation’s continued success. We believe that our multi-phased approach, consisting of reliability excellence programs, strong procurement strategies across our businesses, and a continuous focus on technical efficiencies, will allow us to continue to drive productivity improvements.

Attracting and Retaining the Best Employees Globally. Our people-processes and career development programs are designed to attract and retain the best employees, whether it be as operators from the local communities in which we work, or senior management with experiences that can strengthen our ability to execute. We will strive to harness the collective creativity and diversity of thought of our workforce to drive better outcomes and to design, build and implement improvements to our processes and products.

Each of Alcoa Corporation’s six businesses provides a solid foundation upon which to grow.

Premier bauxite position. Alcoa Corporation is the world’s largest bauxite miner, with 45.3 million bone dry metric tons of production in 2015, enjoying a first-quartile cost curve position. We have access to large bauxite deposit areas with mining rights that extend in most cases more than 20 years. We have ownership in seven active bauxite mines globally, four of which we operate, that are strategically located near key Atlantic and Pacific markets, including the Huntly mine in Australia, the second largest bauxite mine in the world. In addition to supplying bauxite to our own alumina refining system, we are seeking to grow our newly developed third-party bauxite sales business. For example, during the third quarter of 2015, Alcoa Corporation’s affiliate, Alcoa of Australia Limited, received permission from the Government of Western Australia to export trial shipments from its Western Australia mines. In addition, we have secured multiple bauxite supply contracts valued at more than $410 million of revenue over 2016 and 2017. We intend to selectively grow our industry-leading assets, continue to build upon our solid operational strengths and develop new ore reserves. We intend to maintain our focus on mine reclamation and rehabilitation, which we believe not only benefits our current operations, but can facilitate access to new projects in diverse communities and ecosystems globally.

Attractive alumina portfolio. We are also the world’s largest alumina producer, with a highly competitive first-quartile cost curve position. Alcoa Corporation has nine refineries on five continents, including one of the world’s largest alumina production facilities, the Pinjarra refinery in Western Australia. In addition to supplying our aluminum smelters with high quality feedstock, we also have significant alumina sales to third parties, with almost 70% of 2015 production being sold externally. Our operations are strategically located for access to growing markets in Asia, the Middle East and Latin America. We are improving our alumina margins by continuing to shift the pricing of our third party smelter-grade alumina sales from the historical London Metal Exchange (LME) aluminum-based pricing to API pricing which better reflects alumina production cost and market fundamentals. In 2015, we grew the percentage of third-party smelter grade alumina shipments that were API or spot-priced to 75%, up from 68% in 2014 and up from 5% in 2010. In 2016, we expect that approximately 85% of our third-party alumina shipments will be based on API or spot pricing. We have also steadily increased our system-wide capacity over the past decade through a combination of operational improvements and incremental capacity projects, effectively adding capacity equivalent to a new refinery. We intend to maintain our first quartile global cost position for Alcoa Corporation’s Alumina business while incrementally growing capacity and continuously striving for sustained operational excellence.

Smelting portfolio positioned to benefit as aluminum demand increases. As a global aluminum producer with a second-quartile cost curve portfolio, we believe that Alcoa Corporation is well positioned to benefit from robust growth in aluminum demand. We estimate record global aluminum demand in 2016 of 59.7 million metric tons, up 5% over 2015. Global aluminum demand was expected to double between 2010 and 2020 and, through the first half of the decade, demand growth tracked ahead of the projection. We expect that our proximity to major markets—with over 50% of our capacity located in Canada, Iceland and Norway, close to the large North American and European markets—will give us a strategic advantage in capitalizing on growth in aluminum demand. In addition, our 25.1% ownership stake in the low-cost aluminum complex in Saudi Arabia, as well as our proven track record of taking actions to optimize our operations, makes us well-positioned to benefit from improved market conditions in the future. Furthermore, with approximately 75% of our smelter power needs contractually secured through 2022, we believe that Alcoa Corporation is well positioned to manage that important dimension of our cost base. Our Aluminum business intends to continue its pursuit of operating efficiencies and incremental capacity expansion projects. We intend to react quickly to market cycles to curtail unprofitable facilities, if necessary, but also maintain optionality to profit from higher metal price environments through the restart of idled capacity.

Global network of casthouses. Alcoa Corporation currently operates 15 casthouses providing value-added products to customers in growing markets. We also have three casthouses that are currently curtailed. In our Cast Products business, our aim is to partner with our customers to develop solutions that support their success by providing them with superior quality products, customer service and technical support. Our network of casthouses has enabled us to steadily grow our cast products business by offering differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand. We intend to continue to improve the value of our installed capacity through productivity and technology gains, and will look for opportunities to add new capacity and develop new product lines in markets where we believe superior returns can be realized. Value-added products grew to 67% of total Cast Products shipments in 2015, compared to 65% in 2014 and 57% in 2010. Our value-added product portfolio has been profitable throughout the primary aluminum market cycle and, from 2010 to 2015, our casting business realized $1.6 billion in incremental margins through value-added sales when compared to selling unalloyed commodity grade ingot. We have also introduced EZCAST™, VERSACAST™, SUPRACAST™ and EVERCAST™ advanced alloys with improved thermal performance and corrosion resistance that have already been qualified with top-tier original equipment manufacturers. Additional trials are underway and more are planned in 2016.

Efficient and focused rolling mills. Alcoa Corporation has rolling operations in Warrick, Indiana and Saudi Arabia which, together, serve the North American aluminum can sheet market. The Warrick Rolling Mill is focused on packaging, producing can body stock, can end and tab stock, bottle stock and food can stock, and industrial sheet and lithographic sheet. The Ma’aden Rolling Mill currently produces can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet. Following the separation, it is anticipated that the facilities manufacturing products for the North American can packaging market will be located only at the Warrick and Ma’aden Rolling Mills, and that the Arconic rolling mills will not compete in this market. As the packaging market in North America has become highly commoditized, we believe that our experience in, and focus on, operational excellence and continuous productivity improvements will be key competitive advantages. We intend to lower costs through productivity improvements, improved capacity utilization and targeted capital deployment.

Substantial energy assets. Our Energy portfolio will continue to be focused on value creation by seeking to lower overall operational costs and maintaining flexibility to sell power or consume it internally. Alcoa Corporation has a valuable portfolio of energy assets with power production capacity of approximately 1,685 megawatts, of which approximately 61% is low-cost hydroelectric power. We believe that our energy assets provide us with operational flexibility to profit from market cyclicality. In continuously assessing the energy market environment, we strive to meet in-house energy requirements at the lowest possible cost and also sell power to external customers at attractive profit margins. With approximately 55% of Alcoa Corporation-generated power being sold externally in 2015, we achieved significant earnings from power sales globally. In addition, our team of Energy employees has considerable expertise in managing our external sourcing of energy for our operations, which has enabled us to achieve favorable commercial outcomes. For example, in 2015, we secured an attractive 12-year gas supply agreement (starting in 2020) to power our extensive alumina refinery operations in Western Australia.

Certain Joint Ventures

AWAC

Alcoa World Alumina and Chemicals (AWAC) is an unincorporated global joint venture between Alcoa Corporation and Alumina Limited, a company incorporated under the laws of the Commonwealth of Australia and listed on the Australian Securities Exchange. AWAC consists of a number of affiliated entities that own, operate or have an interest in, bauxite mines and alumina refineries, as well as certain aluminum smelters, in seven countries. Alcoa Corporation owns 60% and Alumina Limited owns 40% of these entities, directly or indirectly, with such entities being consolidated by Alcoa Corporation for financial reporting purposes.

The scope of AWAC generally includes:

•	Bauxite and Alumina: The mining of bauxite and other aluminous ores as well as the refining and other processing of these ores into alumina and other ancillary operations;

•	Non-Metallurgical Alumina: The production and sale of non-metallurgical alumina and other alumina-based chemicals; and

•	Integrated Operations: Ownership and operation of certain primary aluminum smelting, aluminum fabricating and other ancillary facilities.

Alcoa Corporation is the industrial leader of AWAC and provides the operating management for all of the operating entities forming AWAC. The operating management is subject to direction provided by the Strategic Council of AWAC, which is the principal forum for Alcoa Corporation and Alumina Limited to provide direction and counsel to the AWAC companies regarding strategic and policy matters. The Strategic Council consists of five members, three of whom are appointed by Alcoa Corporation (of which one is the Chairman of the Strategic Council), and two of whom are appointed by Alumina Limited (of which one is the Deputy Chairman of the Strategic Council).

All matters before the Strategic Council are decided by a majority vote of the members, except for certain matters which require approval by at least 80% of the members. Following completion of the separation, such matters will include changes to the scope of AWAC; changes in the dividend policy; equity calls in aggregate greater than $1 billion in any year; sales of all or a majority of the AWAC assets; loans from AWAC companies to Alcoa or Alumina Limited; certain acquisitions, divestitures, expansions, curtailments or closures; certain related-party transactions; financial derivatives, hedges or swap transactions; a decision by AWAC companies to file for insolvency; and changes to pricing formula in certain offtake agreements which may be entered into between AWAC companies and Alcoa Corporation or Alumina Limited.

AWAC Operations

AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminium smelting operations of AofA;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	100% interest in various mining and refining assets and the Hydro-electric facilities in Suriname;

•	a 39% interest in the São Luis refinery in Brazil;

•	a 8.58% interest in the bauxite mining operations of Mineraçāo Rio Do Norte, an international mining consortium;

•	100% of the Juruti bauxite deposit and mine in Brazil;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	a 45% interest in Halco (Mining) Inc., a bauxite consortium that owns a 51% interest in Compagnie des Bauxites de Guinée, a bauxite mine in Guinea;

•	100% of Alcoa Steamship Company Inc.; and

•	a 25.1% interest in the mine and refinery in Saudi Arabia.

•	a 55% interest in the Portland smelter AWAC manages on behalf of the joint venture partners.

Exclusivity

Under the terms of their joint venture agreements, Alcoa Corporation and Alumina Limited have agreed that, subject to certain exceptions, AWAC is their exclusive vehicle for their investments, operations or participation in the bauxite and alumina business, and they will not compete with AWAC in those businesses. In the event of a change of control of either Alcoa Corporation or Alumina Limited, this exclusivity and non-compete restriction will terminate, and the partners will then have opportunities to unilaterally pursue bauxite or alumina projects outside of or within AWAC, subject to certain conditions provided in the Amended and Restated Charter of the Strategic Council.

Equity Calls

The cash flow of AWAC and borrowings are the preferred sources of funding for the needs of AWAC. Should the aggregate annual capital budget of AWAC require an equity contribution from Alcoa Corporation and Alumina Limited, an equity call can be made on 30 days’ notice, subject to certain limitations.

Dividend Policy

Effective on completion of the separation, AWAC will generally be required to distribute at least 50% of the prior calendar quarter’s net income of each AWAC company, and certain AWAC companies will also be required to pay a distribution every three months equal to the amount of available cash above specified thresholds and subject to the forecast cash needs of the company. Alcoa Corporation has also agreed that, after the separation, it will obtain a limited amount of debt funding for the AWAC companies to fund growth projects, subject to certain restrictions.

Leveraging Policy

Debt of AWAC is subject to a limit of 30% of total capital (defined as the sum of debt (net of cash) plus any minority interest plus shareholder equity). The AWAC joint venture will raise a limited amount of debt to fund growth projects within 12 months of it becoming permissible under Alcoa Corporation’s revolving credit line, provided that the amount of debt does not trigger a credit rating downgrade for Alcoa Corporation.

Other Joint Ventures

In December 2009, ParentCo and Saudi Arabian Mining Company (Ma’aden), which was formed by the government of Saudi Arabia to develop its mineral resources and is listed on the Saudi Stock Exchange (Tadawul), entered into a joint venture to develop a fully integrated aluminum complex in the Kingdom of Saudi Arabia. This project is the lowest-cost aluminum production complex within the worldwide Alcoa Corporation system. In its initial phases, the complex includes a bauxite mine with an initial capacity of 4 million bone dry metric tons per year; an alumina refinery with an initial capacity of 1.8 million metric tons per year (mtpy); an aluminum smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill with initial capacity of 380,000 mtpy. The smelter, refinery and mine are fully operational. Ma’aden owns a 74.9% interest in the joint venture. Alcoa Corporation owns a 25.1% interest in the smelter and in the rolling mill; and AWAC holds a 25.1% interest in the mine and refinery.

The ABI smelter is a joint venture between Alcoa Corporation and Rio Tinto. Alcoa Corporation is the operating partner and owns 74.95% of the joint venture.

The Machadinho Hydro Power Plant (HPP): Machadinho HPP is a consortium between Alcoa Alumínio (25.8%), Votorantim Energia (33.1%), Tractebel (19.,3%), Vale (8.3%) and other partners (CEEE, InterCement and DME Energetica) located in the Pelotas river, southern Brazil.

Barra Grande Hydro Power Plant (HPP): Barra Grande HPP is a joint venture between Alcoa Alumínio (42.2%), CPFL Energia (25%), Votorantim Energia (15%), InterCement (9%) and DME Energetica (8.8%) located in the Pelotas river, southern Brazil.

Estreito Hydro Power Plant (HPP): Estreito HPP is a consortium between Alcoa Alumínio (25.5%), Tractebel (40.1%), Vale (30%) and InterCement (4.4%) located in the Tocantins river, northern Brazil.

Serra do Facão Hydro Power Plant (HPP): Serra do Facão HPP is a consortium between Alcoa Alumínio (34.9%), Furnas (49.4%), Dme Energetica (10%) and Camargo Correa Energia (5.4%) located in the Sao Marcos river, central-Brazil.

Manicouagan Power Limited Partnership (Manicouagan) is a joint venture between Alcoa Corporation and Hydro Quebec. Manicouagan owns and operates the 335 megawatt McCormick hydroelectric project, which is located on the Manicouagan River in the Province of Quebec. Manicouagan supplies approximately 27% of the electricity requirements of Alcoa Corporation’s Baie-Comeau, Quebec, smelter. Alcoa Corporation owns 40% of the joint venture.

The Strathcona calciner is a joint venture between Alcoa Corporation and Rio Tinto. The calciner purchases green coke from the petroleum industry and converts it into calcined coke. The calcined coke is then used as a raw material in an aluminum smelter. Alcoa Corporation owns 39% of the joint venture.

The Alcoa Corporation Business

Bauxite

Bauxite is one of Alcoa Corporation’s basic raw materials and is also a product sold into the third-party marketplace. Aluminum is one of the most abundant elements in the earth’s crust. Aluminum metal is produced by smelting alumina. Alumina is produced primarily from refining bauxite. Bauxite contains various aluminum hydroxide minerals, the most important of which are gibbsite and boehmite. Alcoa Corporation processes most of the bauxite that it mines into alumina and sells the remainder to third parties. The company obtains bauxite from its own resources and from those belonging to the AWAC enterprise, located in the countries listed in the table below, as well as pursuant to both long-term and short-term contracts and mining leases. Tons of bauxite are reported as bone dry metric tons (“bdmt”) unless otherwise stated. See the glossary of bauxite mining-related terms at the end of this section.

During 2015, mines operated by Alcoa Corporation (owned by Alcoa Corporation and AWAC) produced 38.3 million bdmt and separately mines operated by third parties (with Alcoa Corporation and AWAC equity interests) produced 7.0 million bdmt on a proportional equity basis for a total bauxite production of 45.3 million bdmt.

Based on the terms of its bauxite supply contracts, AWAC bauxite purchases from Mineração Rio do Norte S.A. (“MRN”) and Compagnie des Bauxites de Guinée (“CBG”) differ from its proportional equity in those mines. Therefore during 2015, including those purchases, AWAC had access to 47.8 million bdmt of production from its portfolio of mines.

During 2015, AWAC sold 1.5 million bdmt of bauxite to third parties and purchased 0.2 million bdmt from third parties. The bauxite delivered to Alcoa Corporation and AWAC refineries amounted to 46.8 million bdmt during 2015.

The company is growing its third-party bauxite sales business. For example, during the third quarter of 2015, ParentCo received permission from the Government of Western Australia to export trial shipments from its Western Australia mines.

The company has access to large bauxite deposit areas with mining rights that extend in most cases more than 20 years from the date of this information statement. For purposes of evaluating the amount of bauxite that will be available to supply as feedstock to its refineries, the company considers both estimates of bauxite resources as well as calculated bauxite reserves. Bauxite resources represent deposits for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence based on the amount of exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Bauxite reserves represent the economically mineable part of resource deposits, and include diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out to define the reserves, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Alcoa Corporation employs a conventional approach (including additional drilling with successive tightening of the drilling grid) with customized techniques to define and characterize its various bauxite deposit types allowing Alcoa Corporation to confidently establish the extent of its bauxite resources and their ultimate conversion to reserves.

The following table only includes the amount of proven and probable reserves controlled by the company. While the level of reserves may appear low in relation to annual production levels, they are consistent with historical levels of reserves for the company’s mining locations and consistent with the company reserves strategy. Given the company’s extensive bauxite resources, the abundant supply of bauxite globally and the length of the company’s rights to bauxite, it is not cost-effective to invest the significant funds and efforts necessary to establish bauxite reserves that reflect the total size of the bauxite resources available to the company. Rather, bauxite resources are upgraded annually to reserves as needed by the location. Detailed assessments are progressively undertaken within a proposed mining area and mine activity is then planned to achieve a uniform quality in the supply of blended feedstock to the relevant refinery. Alcoa Corporation believes its present sources of bauxite on a global basis are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

Bauxite Resource Development Guidelines

Alcoa Corporation has adopted best practice guidelines for bauxite reserve and resource classification at its operating bauxite mines. Alcoa Corporation’s reserves are declared in accordance with Alcoa Corporation’s internal guidelines as administered by the Alcoa Ore Reserves Committee (“AORC”). The reported ore reserves set forth in the table below are those that Alcoa Corporation estimates could be extracted economically with current technology and in current market conditions. Alcoa Corporation does not use a price for bauxite, alumina or aluminum to determine its bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the customer alumina refinery. More specifically, reserves are set based on the chemical specifications of the bauxite in order to minimize bauxite processing cost and maximize refinery economics for each individual refinery. The primary specifications that are important to this analysis are the “available alumina” and “reactive silica” content of the bauxite. Each alumina refinery will have a target specification for these parameters, but may receive bauxite within a range that allows blending in stockpiles to achieve the refinery target.

In addition to these chemical specifications, a number of other ore reserve design factors have been applied to differentiate bauxite reserves from other mineralized material. The contours of the bauxite reserves are designed using additional parameters such as available alumina content cutoff grade, reactive silica cutoff grade, ore density, overburden thickness, ore thickness and mine access considerations. These parameters are generally determined by using infill drilling or geological modeling.

Further, Alcoa Corporation mining locations utilize annual in-fill drilling or geological modeling programs designed to progressively upgrade the reserve and resource classification of their bauxite based on the above-described factors.

Alcoa Corporation Bauxite Interests, Share of Reserves and Annual Production1

Country	Project	Owners’ Mining Rights (% Entitlement)	Expiration Date of Mining Rights	Probable Reserves (million bdmt)	Proven Reserves (million bdmt)	Available Alumina Content (%) AvA1203	Reactive Silica Content (%) RxSi02	2015 Annual Production (million bdmt)	Ore Reserve Design Factors

Australia	Darling Range Mines ML1SA	Alcoa of Australia Limited (AofA)[2] (100%)	2024	28.5	150.0	33.0 Range: 31.0- 34.0	0.9 Max: 1.4	31.7	•AvA1203 ≥27.5% •RxSi02 ≤ 3.5% •Minimum mineable thickness 2m •Minimum bench widths of 45m

Brazil	Poços de Caldas	Alcoa Alumínio S.A. (Alumínio)[3] (100%)	2020[4]	0.9	1.3	39.6 Range: 39.5- 41.5	4.4 Range: 3.5-4.5	0.3	•AvA1203 ≥ 30% •RxSi02 ≤ 7%

	Juruti[4] RN101, RN102, RN103, RN104, #34	Alcoa World Alumina Brasil Ltda. (AWA Brasil)[2] (100%)	2100[4]	8.7	26.5	47.7 Range: 46.5- 48.5	4.1 Range: 3.3-4.3	4.7	•AvA1203 ≥ 35% •RxSi02 ≤ 10% •Wash Recovery: ≥ 30% •Overburden/Ore (m/m) = 10/1

Suriname	Coermotibo and Onverdacht	Suriname Aluminum Company, L.L.C. (Suralco)[2] (55%) N.V. Alcoa Minerals of Suriname (AMS)[5] (45%)	2033[6]	0.0	0.0	N/A	N/A	1.6	N/A

Equity Interests:

Brazil	Trombetas	Mineração Rio do Norte S.A. (MRN)[7] (18.2%)	2046[4]	3.7	10.4	49.5 Range: 49.0- 50.5	4.5 Range: 4.0- 4.8	3.0	•AvA1203 ≥ 46% •RxSi02 ≤ 7% •Wash Recovery: ≥ 30%

Guinea	Boké	Compagnie des Bauxites de Guinée (CBG)[8] (22.95%)	2038[9]	59.5	23.2	TAl2O3[10] 48.5 Range: 48.5- 52.4	TSiO2[10] 1.7 Range: 1.2- 2.1	3.4	•AvA1203 ≥ 44% •RxSi02 ≤ 10% •Minimum mineable thickness 2m •Smallest Mining Unit size (SMU) 50m x 50m

Kingdom of Saudi Arabia	Al Ba’itha	Ma’aden Bauxite & Alumina Company (25.1%)[11]	2037	33.8	19.3	TAA[12] 49.4	TSiO2[12] 8.6	0.6	•AvA1203 ≥ 40%

•Mining dilution
  modelled as a
  skin of 12.5cm
  around the ore

•Mining recovery
  applied as a skin
  loss of 7.5 cm on
  each side of the
  mineralisation

•Mineralisation
  less than 1m thick
  excluded

1	This table shows only the AWAC and/or Alcoa Corporation share (proportion) of reserve and annual production tonnage.

2	This entity is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
3	Alumínio is owned 100% by Alcoa Corporation.
4	Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the exhaustion of the deposit. The company estimates that (i) the concessions at Poços de Caldas will last at least until 2020, (ii) the concessions at Trombetas will last until 2046 and (iii) the concessions at Juruti will last until 2100. Depending, however, on actual and future needs, the rate at which the deposits are exploited and government approval is obtained, the concessions may be extended to (or expire at) a later (or an earlier) date.
5	Alcoa World Alumina LLC (“AWA LLC”) owns 100% of N.V. Alcoa Minerals of Suriname (“AMS”). Suralco and AMS are parts of the AWAC group of companies which are owned 60% by Alcoa Corporation and 40% by Alumina Limited.
6	At the end of 2015, AWAC’s bauxite mineral and mining rights remained valid until 2033. The AWAC mines in Suriname were curtailed in the fourth quarter of 2015. There are no plans for AWAC to restart these mines and there are no reserves to declare.
7	Alumínio holds an 8.58% total interest, AWA Brasil holds a 4.62% total interest and AWA LLC holds a 5% total interest in MRN. MRN is jointly owned with affiliates of Rio Tinto Alcan Inc., Companhia Brasileira de Alumínio, Companhia Vale do Rio Doce, BHP Billiton Plc (“BHP Billiton”) and Norsk Hydro. Alumínio, AWA Brasil, and AWA LLC purchase bauxite from MRN under long-term supply contracts.
8	AWA LLC owns a 45% interest in Halco (Mining), Inc. (“Halco”). Halco owns 100% of Boké Investment Company, a Delaware company, which owns 51% of CBG. The Guinean Government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine bauxite in certain areas within an approximately 2939 square-kilometer concession in northwestern Guinea.
9	AWA LLC and Alũmina Española, S.A. have bauxite purchase contracts with CBG that expire in 2033. Before that expiration date, AWA LLC and Alũmina Española, S.A expect to negotiate extensions of their contracts as CBG will have concession rights until 2038. The CBG concession can be renewed beyond 2038 by agreement of the Government of Guinea and CBG should more time be required to commercialize the remaining economic bauxite within the concession.
10	Guinea—Boké: CBG prices bauxite and plans the mine based on the bauxite qualities of total alumina (TAl2O3) and total silica (TSiO2).
11	Ma’aden Bauxite & Alumina Company is a joint venture owned by Saudi Arabian Mining Company (“Ma’aden”) (74.9%) and AWA Saudi Limited (25.1%). AWA Saudi Limited is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
12	Kingdom of Saudi Arabia—Al Ba’itha: Bauxite reserves and mine plans are based on the bauxite qualities of total available alumina (TAA) and total silica (TSiO2).

Qualifying statements relating to the table above:

Australia—Darling Range Mines: Huntly and Willowdale are the two AWAC active mines in the Darling Range of Western Australia. The mineral lease issued by the State of Western Australia to Alcoa Corporation’s majority owned subsidiary, Alcoa of Australia Limited (AofA) is known as ML1SA and encompasses a gross area of 712,881 hectares (including private land holdings, state forests, national parks and conservation areas) in the Darling Range and extends from east of Perth to east of Bunbury (the “ML1SA Area”). The ML1SA provides AofA with various rights, including certain exclusivity rights to explore for and mine bauxite, rights to deny third party mining tenements in limited circumstances, rights to mining leases for other minerals in the ML1SA Area, and the right to prevent certain governmental actions from interfering with or prejudicially affecting Alcoa Corporation’s rights. The ML1SA term extends to 2024, however it can be renewed for an additional 21 year period to 2045. The declared reserves are as for December 31, 2015. The amount of reserves reflects the total AWAC share. Additional resources are routinely upgraded by additional exploration and development drilling to reserve status. The Huntly and Willowdale mines supply bauxite to three local AWAC alumina refineries.

Brazil—Poços de Caldas: Declared reserves are as for December 31, 2015. Tonnage is total Alcoa share. Additional resources are being upgraded to reserves as needed.

Brazil—Juruti RN101, RN102, RN103, RN104, #34: Declared reserves are as for December 31, 2015. All reserves are on Capiranga Plateau. Declared reserves are total AWAC share. Declared reserve tonnages and the annual production tonnage are washed product tonnages. The Juruti mine’s operating license is periodically renewed.

Suriname—Suralco: The AWAC mines in Suriname were curtailed in the fourth quarter of 2015. AWAC has no plans to restart these mines and there are no reserves to declare.

Brazil—Trombetas-MRN: Declared reserves are as for December 31, 2015. The CP Report for December 31, 2015 was issued on February 25, 2016. Declared and annual production tonnages reflect the total for Alumínio and AWAC shares (18.2%). Declared tonnages are washed product tonnages.

Guinea—Boké-CBG: Declared reserves are based on export quality bauxite reserves and are as for December 31, 2015. The CP Report for December 31, 2015 reserves was issued on February 29, 2016. Declared tonnages reflect only the AWAC share of CBG’s reserves. Annual production tonnage is reported based on AWAC’s 22.95% share. Declared reserves quality is reported based on total alumina (TAl2 O3) and total silica (TSiO2) because CBG export bauxite is sold on this basis. Additional resources are being routinely drilled and modeled to upgrade to reserves as needed.

Kingdom of Saudi Arabia—Al Ba’itha: The Al Ba’itha Mine began production during 2014 and production was increased in 2015. Declared reserves are as for December 31, 2015. The CP Report for December 31, 2015 reserves was issued on January 17, 2016. The proven reserves have been decremented for 2015 mine production. The declared reserves are located in the South Zone of the Az Zabirah Bauxite Deposit. The reserve tonnage in this declaration is AWAC share only (25.1%).

The following table provides additional information regarding the company’s bauxite mines:

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Australia—Darling Range; Huntly and Willowdale.	Mine locations accessed by roads. Ore is transported to refineries by long distance conveyor and rail.	Alcoa Corporation	Mining lease from the Western Australia Government. ML1SA. Expires in 2024.	Mining began in 1963.	Open-cut mines. Bauxite is derived from the weathering of Archean granites and gneisses and Precambrian dolerite.	Electrical energy from natural gas is supplied by the refinery.	Infrastructure includes buildings for administration and services; workshops; power distribution; water supply; crushers; long distance conveyors. Mines and facilities are operating.

Brazil—Poços de Caldas. Closest town is Poços de Caldas, MG, Brazil.	Mine locations are accessed by road. Ore transport to the refinery is by road.	Alcoa Corporation	Mining licenses from the Government of Brazil and Minas Gerais. Company claims and third-party leases. Expires in 2020.	Mining began in 1965.	Open-cut mines. Bauxite derived from the weathering of nepheline syenite and phonolite.	Commercial grid power.

Mining offices and services are located at the refinery.

Numerous small deposits are mined by contract miners and the ore is trucked to either the refinery stockpile or intermediate stockpile area.

Mines and facilities are operating.

Mine production has been reduced to align with the reduced production of the Poços refinery which is now producing specialty alumina.

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Brazil—Juruti Closest town is Juruti located on the Amazon River.	The mine’s port at Juruti is located on the Amazon River and accessed by ship. Ore is transported from the mine site to the port by company owned rail.	Alcoa Corporation

Mining licenses from the Government of Brazil and Pará. Mining rights do not have a legal expiration date. See footnote 4 to the table above.

Operating licenses for the mine, washing plant and RR have been renewed with validity until 2018.

Operating license for the port remains valid until the government agency formalizes the renewal.

The Juruti deposit was systematically evaluated by Reynolds Metals Company beginning in 1974.

ParentCo merged Reynolds into the Company in 2000. ParentCo then executed a due diligence program and expanded the exploration area. Mining began in 2009.

					Open-cut mines. Bauxite derived from weathering during the Tertiary of Cretaceous fine to medium grained feldspathic sandstones. The deposits are covered by the Belterra clays.	Electrical energy from fuel oil is generated at the mine site. Commercial grid power at the port.

At the mine site: Fixed plant facilities for crushing and washing the ore; mine services offices and workshops; power generation; water supply; stockpiles; rail sidings.

At the port: Mine and rail administrative offices and services; port control facilities with stockpiles and ship loader.

Mine and port facilities are operating.

Suriname— Coermotibo and Onverdacht. Mines are located in the districts of Para and Marowijne.	The mines are accessed by road. Ore is delivered to the refinery by road from the Onverdacht area and by river barge from the Coermotibo area.	Alcoa Corporation

Brokopondo Concession from the Government of Suriname.

Concessions formerly owned by a BHP Billiton (BHP) subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures. AWA LLC acquired that subsidiary in 2009.

After the acquisition of the subsidiary, its name was changed to N.V. Alcoa Minerals of Suriname.

Expires in 2033.

ParentCo became active in Suriname in 1916 with the founding of the Suriname Bauxite Company.

Bauxite was first exported in 1922.

The Brokopondo Agreement was signed in 1958.

As noted, Suralco bought the bauxite and alumina interests of a BHP subsidiary from BHP in 2009.

Open-cut mines.

At one of the mines, the overburden is dredged and mining progresses with conventional open-cut methods.

The protoliths of the bauxite have been completely weathered. The bauxite deposits are mostly derived from the weathering of Tertiary Paleogene arkosic sediments. In some places, the bauxite overlies Precambrian granitic and gneissic rocks which have been deeply weathered to saprolite. Bauxitization likely occurred during the middle to late Eocene Epoch.

Commercial grid power.

In the Onverdacht mining areas, the bauxite is mined and transported to the refinery by truck. In the Coermotibo mining areas, the bauxite is mined, stockpiled and then transported to the refinery by barge. Some of the ore is washed in a small beneficiation plant located in the Coermotibo area. The main mining administrative offices, services, workshops and laboratory are located at the refinery in Paranam. The ore is crushed at Paranam and fed into the refining process.

The Suralco mines were curtailed in the fourth quarter of 2015. There are no plans for AWAC to restart these mines.

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Brazil—MRN Closest town is Trombetas in the State of Pará, Brazil.	The mine and port areas are connected by sealed road and company owned rail. Washed ore is transported to Porto Trombetas by rail. Trombetas is accessed by river and by air at the airport.	MRN	Mining rights and licenses from the Government of Brazil. Concession rights expire in 2046.	Mining began in 1979. Major expansion in 2003.	Open-cut mines. Bauxite derived from weathering during the Tertiary of Cretaceous fine to medium grained feldspathic sandstones. The deposits are covered by the Belterra clays.	MRN generates its own electricity from fuel oil.

Ore mined from several plateaus is crushed and transported to the washing plant by long-distance conveyors.

The washing plant is located in the mining zone.

Washed ore is transported to the port area by company-owned and operated rail.

At Porto Trombetas the ore is loaded onto customer ships berthed in the Trombetas River. Some ore is dried and the drying facilities are located in the port area.

Mine planning and services and mining equipment workshops are located in the mine zone.

The main administrative, rail and port control offices and various workshops are located in the port area.

MRN’s main housing facilities, “the city”, are located near the port.

The mines, port and all facilities are operating.

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Guinea—CBG Closest town to the mine is Sangaredi. Closest town to the port is Kamsar. The CBG Lease is located within the Boké, Telimele and Gaoual administrative regions.	The mine and port areas are connected by sealed road and company-operated rail. Ore is transported to the port at Kamsar by rail. There are air strips near both the mine and port. These are not operated by the company.	CBG	CBG Lease expires in 2038. The lease is renewable in 25-year increments. CBG’s rights are specified within the Basic Agreement and Amendment 1 to the Basic Agreement with the Government of Guinea.	Construction began in 1969. First export ore shipment was in 1973.

Open-cut mines.

The bauxite deposits within the CBG lease are of two general types.

TYPE 1: In-situ laterization of Ordovician and Devonian plateau sediments locally intruded by dolerite dikes and sills.

TYPE 2: Sangaredi type deposits are derived from clastic deposition of material eroded from the Type 1 laterite deposits and possibly some of the proliths from the TYPE 1 plateaus deposits.

The company generates its own electricity from fuel oil at both Kamsar and Sangaredi.

Mine offices, workshops, power generation and water supply for the mine and company mine city are located at Sangaredi.

The main administrative offices, port control, railroad control, workshops, power generation and water supply are located in Kamsar. Ore is crushed, dried and exported from Kamsar. CBG has company cities within both Kamsar and Sangaredi.

The mines, railroad, driers, port and other facilities are operating.

Kingdom of Saudi Arabia—Al Ba’itha Mine. Qibah is the closest regional centre to the mine, located in the Qassim province.	The mine and refinery are connected by road and rail. Ore is transported to the refinery at Ras Al Khair by rail.	Ma’aden Bauxite & Alumina Company	The current mining lease will expire in 2037.

The initial discovery and delineation of bauxite resources was carried out between 1979 and 1984.

The southern zone of the Az Zabirah deposit was granted to Ma’aden in 1999.

Mine construction was completed in the second quarter of 2015, and the mining operations continued at planned levels.

Open-cut mine.

Bauxite occurs as a paleolaterite profile developed at an angular unconformity between underlying late Triassic to early Cretaceous sediments (parent rock sequence Biyadh Formation) and the overlying late Cretaceous Wasia Formation (overburden sequence).

The company generates electricity at the mine site from fuel oil.

The mine includes fixed plants for crushing and train loading; workshops and ancillary services; power plant; and water supply.

There is a company village with supporting facilities. Mining operations commenced in 2014.

Mine construction was completed in the second quarter of 2015 and the mining operations continued at planned levels.

Glossary of Bauxite Mining Related Terms

Term	Abbreviation	Definition
Alcoa Ore Reserves Committee	AORC	The ParentCo group that will be within Alcoa Corporation following the completion of the separation, which is comprised of Alcoa Corporation geologists and engineers, that specifies the guidelines by which bauxite reserves and resources are classified. These guidelines are used by ParentCo managed mines and will be used by Alcoa Corporation managed mines.

Alumina	Al2O3	A compound of aluminum and oxygen. Alumina is extracted from bauxite using the Bayer Process. Alumina is a raw material for smelters to produce aluminum metal.

AORC Guidelines		The ParentCo guidelines that are used by ParentCo managed mines, and will be used by Alcoa Corporation managed mines, to classify reserves and resources. These guidelines are issued by the Alcoa Ore Reserves Committee.

Available alumina content	AvAl2O3	The amount of alumina extractable from bauxite using the Bayer Process.

Bauxite		The principal raw material (rock) used to produce alumina. Bauxite is refined using the Bayer Process to extract alumina.

Bayer Process		The principal industrial means of refining bauxite to produce alumina.

Bone dry metric ton	bdmt	Tonnage reported on a zero moisture basis.

Coermotibo		The mining area in Suriname containing the deposits of Bushman Hill, CBO Explo, Lost Hill and Remnant. These mines have been curtailed.

Competent Persons Report	CP Report	Joiny Ore Reserves Committee (JORC) Code compliant Reserves and Resources Report.

Juruti RN101, RN102, RN103, RN104, #34		Mineral claim areas in Brazil associated with the Juruti mine, within which Alcoa Corporation will have mining operating licenses issued by the state.

ML1SA		The Mineral lease issued by the State of Western Australia to ParentCo’s majority owned subsidiary (which will become Alcoa Corporation’s majority owned subsidiary in connection with the separation), Alcoa of Australia (AofA). AofA mines located at Huntly and Willowdale operate within ML1SA.

Onverdacht		The mining area in Suriname containing the deposits of Kaaimangrasi, Klaverblad, Lelydorp1 and Sumau 1. These mines have been curtailed.

Open-cut mine		The type of mine in which an excavation is made at the surface to extract mineral ore (bauxite). The mine is not underground and the sky is viewable from the mine floor.

Term	Abbreviation	Definition
Probable reserve		That portion of a reserve, i.e. bauxite reserve, where the physical and chemical characteristics and limits are known with sufficient confidence for mining and to which various mining modifying factors have been applied. Probable reserves are at a lower confidence level than proven reserves.

Proven reserve		That portion of a reserve, i. e. bauxite reserve, where the physical and chemical characteristics and limits are known with high confidence and to which various mining modifying factors have been applied.

Reactive silica	RxSiO2	The amount of silica contained in the bauxite that is reactive within the Bayer Process.

Reserve		That portion of mineralized material, i.e. bauxite, that Alcoa Corporation has determined to be economically feasible to mine and supply to an alumina refinery.

Resources		Resources are bauxite occurrences and/or concentrations of economic interest that are in such form, quality and quantity that are reasonable prospects for economic extraction.

Silica	SiO2	A compound of silicon and oxygen.

Total alumina content	TAl2O3	The total amount of alumina in bauxite. Not all of this alumina is extractable or available in the Bayer Process.

Total available alumina	TAA	The total amount of alumina extractable from bauxite by the Bayer Process. This term is commonly used when there is a hybrid or variant Bayer Process that will refine the bauxite.

Total silica	TSiO2	The total amount of silica contained in the bauxite.

Alumina

Alcoa Corporation is the world’s leading producer of alumina. Alcoa Corporation’s alumina refining facilities and its worldwide alumina capacity are shown in the following table:

Country	Facility	Owners (% of Ownership)	Nameplate Capacity[1] (000 MTPY)		Alcoa Corporation Consolidated Capacity[2] (000 MTPY)
Australia	Kwinana	AofA[3] (100%)	2,190		2,190
	Pinjarra	AofA (100%)	4,234		4,234
	Wagerup	AofA (100%)	2,555		2,555
Brazil	Poços de Caldas	Alumínio[4] (100%)	390	[5]	390
	São Luís (Alumar)	AWA Brasil[3] (39%) Rio Tinto Alcan Inc.[6] (10%) Alumínio (15%) BHP Billiton[6] (36%)	3,500		1,890
Spain	San Ciprián	Alúmina Española, S.A.[3] (100%)	1,500	[7]	1,500
Suriname	Suralco	Suralco[3] (55%) AMS[8] (45%)	2,207	[9]	2,207
United States	Point Comfort, TX	AWA LLC[3] (100%)	2,305	[10]	2,305

TOTAL			18,881		17,271

Equity Interests:

Country	Facility	Owners (% of Ownership)	Nameplate Capacity[1] (000 MTPY)
Kingdom of Saudi Arabia	Ras Al Khair	Ma’aden Bauxite & Alumina Company (100%)[11]	1,800

1	Nameplate Capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production.

2	The figures in this column reflect Alcoa Corporation’s share of production from these facilities. For facilities wholly-owned by AWAC entities, Alcoa Corporation takes 100% of the production.
3	This entity is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
4	This entity is owned 100% by Alcoa Corporation.
5	As a result of the decision to fully curtail the Poços de Caldas smelter, management initiated a reduction in alumina production at this refinery. The capacity that is operating at this refinery is producing at an approximately 45% output level.
6	The named company or an affiliate holds this interest.
7	The capacity that is operating at this refinery is producing at an approximately 95% output level.
8	AWA LLC owns 100% of N.V. Alcoa Minerals of Suriname (“AMS”). AWA LLC is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
9	The Suralco alumina refinery has been fully curtailed (see below).
10	The Point Comfort alumina refinery will be fully curtailed (see below).
11.	Ma’aden Bauxite & Alumina Company is a joint venture owned by Saudi Arabian Mining Company (“Ma’aden”) (74.9%) and AWA Saudi Limited (25.1%). AWA Saudi Limited is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.

As of December 31, 2015, Alcoa Corporation had approximately 2,801,000 mtpy of idle capacity against total Alcoa Corporation Consolidated Capacity of 17,271,000 mtpy. As noted above, Alcoa Corporation and

Ma’aden developed an alumina refinery in the Kingdom of Saudi Arabia. Initial capacity of the refinery is 1.8 million mtpy, and it produced approximately 1.0 million mt in 2015. For additional information regarding the joint venture, see See Note I to the Combined Financial Statements under the caption “Investments.”

In March 2015, the company initiated a 12-month review of 2,800,000 mtpy in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of the company’s target to lower Alcoa Corporation’s refining operations on the global alumina cost curve to the 21st percentile (currently 23rd) by the end of 2016. The review resulted in the curtailment of the remaining capacity at the Suriname refinery (1,330,000 mtpy) in 2015 and the commencement of the curtailment of the remaining capacity of the Point Comfort, TX refinery (2,010,000 mtpy), which was completed by the end of June 2016. For additional information regarding the curtailments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Information—Alumina.”

Aluminum

Alcoa Corporation’s primary aluminum smelters and their respective capacities are shown in the following table:

Country	Facility	Owners (% Of Ownership)	Nameplate Capacity[1] (000 MTPY)		Alcoa Corporation Consolidated Capacity[2] (000 MTPY)
Australia	Portland	AofA (55%) CITIC[3] (22.5%) Marubeni[3] (22.5%)	358		197	[4,5]

Brazil	São Luís (Alumar)	Alumínio (60%) BHP Billiton[3] (40%)	447		268	[6]

Canada	Baie Comeau, Québec	Alcoa Corporation (100%)	280		280
	Bécancour, Québec	Alcoa Corporation (74.95%) Rio Tinto Alcan Inc.[7] (25.05%)	413		310
	Deschambault, Québec	Alcoa Corporation (100%)	260		260

Iceland	Fjarðaál	Alcoa Corporation (100%)	344		344

Norway	Lista	Alcoa Corporation (100%)	94		94
	Mosjøen	Alcoa Corporation (100%)	188		188

Spain	Avilés	Alcoa Corporation (100%)	93	[8]	93
	La Coruña	Alcoa Corporation (100%)	87	[8]	87
	San Ciprián	Alcoa Corporation (100%)	228		228

United States	Evansville, IN (Warrick)	Alcoa Corporation (100%)	269	[9]	269
	Massena West, NY	Alcoa Corporation (100%)	130		130
	Rockdale, TX	Alcoa Corporation (100%)	191	[10]	191
	Ferndale, WA (Intalco)	Alcoa Corporation (100%)	279	[11]	279
	Wenatchee, WA	Alcoa Corporation (100%)	184	[12]	184
TOTAL			3,845		3,401

Equity Interests:

Country	Facility	Owners (% of Ownership)	Nameplate Capacity[1] (000 MTPY)
Kingdom of Saudi Arabia	Ras Al Khair	Alcoa Corporation (25.1%)	740

1	Nameplate Capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production.
2	The figures in this column reflect Alcoa Corporation’s share of production from these facilities.
3	The named company or an affiliate holds this interest.
4	This figure includes the minority interest of Alumina Limited in the Portland facility, which is owned by AofA. From this facility, Alcoa Corporation takes 100% of the production allocated to AofA.
5	The Portland smelter has approximately 30,000 mtpy of idle capacity.
6	The Alumar smelter has been fully curtailed since April 2015 (see below).
7	Owned through Rio Tinto Alcan Inc.’s interest in Pechiney Reynolds Québec, Inc., which is owned by Rio Tinto Alcan Inc. and Alcoa Corporation.
8	The Avilés and La Coruña smelters have approximately 56,000 mtpy of idle capacity combined.
9	On March 24, 2016, ParentCo permanently stopped production at the Warrick smelter.
10	The Rockdale smelter has been fully curtailed since the end of 2008.
11	The Intalco smelter has had approximately 49,000 mtpy of idle capacity. In November 2015, ParentCo announced that it would idle the remaining 230,000 mtpy capacity by the end of the first quarter of 2016. In January 2016, ParentCo announced that it will delay this further curtailment of the smelter until the end of the second quarter of 2016. On May 2, 2016, ParentCo announced that it would not curtail the Intalco smelter at the end of the second quarter as previously announced, as a result of an agreement with the Bonneville Power Administration.
12	The Wenatchee smelter has had approximately 41,000 mtpy of idle capacity. Alcoa Corporation idled the remaining 143,000 mtpy of capacity by the end of December 2015.

As of December 31, 2015, Alcoa Corporation had approximately 778,000 mtpy of idle capacity against total Alcoa Corporation Consolidated Capacity of 3,401,000 mtpy. As noted above, Alcoa Corporation and Ma’aden have developed an aluminum smelter in the Kingdom of Saudi Arabia. The smelter has an initial nameplate capacity of 740,000 mtpy. Since mid-2014, the smelter has been operating at full capacity, and it produced 757,833 mt in 2015.

In March 2015, ParentCo initiated a 12-month review of 500,000 mtpy of smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of ParentCo’s target to lower Alcoa Corporation’s smelting operations on the global aluminum cost curve to the 38th percentile (currently 43rd) by 2016. As a result of this review, the decision was made to curtail the remaining capacity (74,000 mtpy) at the São Luís smelter in Brazil and the Wenatchee, WA smelter (143,000 mtpy); and undertake permanent closures of the capacity at the Warrick, IN smelter (269,000 mtpy) (includes the closure of a related coal mine) and the infrastructure of the Massena East, NY smelter (potlines were previously shut down in both 2013 and 2014). On March 24, 2016, the Warrick smelter was permanently closed.

Separate from the smelting capacity review described above, in June 2015, ParentCo decided to permanently close the Poços de Caldas smelter (96,000 mtpy) in Brazil, which had been temporarily idle since May 2014 due to challenging global market conditions for primary aluminum and higher operating costs, which made the smelter uncompetitive. The decision to permanently close the Poços de Caldas smelter was based on the fact that these underlying conditions had not improved.

For additional information regarding the curtailments and closures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business—2015 Actions.”

Cast Products

Our cast products business offer differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand. Alcoa Corporation has 18 casthouses capable of providing value-added products to customers in growing markets, with 15 currently operating, as shown in the following table:

Country	Facility	Owners (% Of Ownership)
Australia	Portland	AofA (55%) CITIC[1] (22.5%) Marubeni[1] (22.5%)

Brazil	Poços de Caldas	Alcoa Alumínio S.A. (Alumínio)[1] (100%)
	São Luís (Alumar)[2]	Alumínio (60%) BHP Billiton[1] (40%)

Canada	Baie Comeau, Québec	Alcoa Corporation (100%)
	Bécancour, Québec	Alcoa Corporation (74.95%) Rio Tinto Alcan Inc.[3] (25.05%)
	Deschambault, Québec	Alcoa Corporation (100%)

Iceland	Fjarðaál	Alcoa Corporation (100%)

Norway	Lista	Alcoa Corporation (100%)
	Mosjøen	Alcoa Corporation (100%)

Spain	Avilés	Alcoa Corporation (100%)
	La Coruña	Alcoa Corporation (100%)
	San Ciprián	Alcoa Corporation (100%)

United States	Massena, NY	Alcoa Corporation (100%)
	Ferndale, WA (Intalco)	Alcoa Corporation (100%)
	Warrick, IN	Alcoa Corporation (100%)
	Rockdale, TX4	Alcoa Corporation (100%)
	Wenatchee, WA5	Alcoa Corporation (100%)

EQUITY INTERESTS:

Country	Facility	Owners (% of Ownership)
Kingdom of Saudi Arabia	Ras Al Khair	Alcoa Corporation (25.1%)

1	The named company or an affiliate holds this interest.
2	The Alumar casthouse has been fully curtailed since April 2015.
3	Owned through Rio Tinto Alcan Inc.’s interest in Pechiney Reynolds Québec, Inc., which is owned by Rio Tinto Alcan Inc. and Alcoa Corporation.
4	The Rockdale casthouse has been fully curtailed since the end of 2008.
5	The Wenatchee casthouse has been fully idled since the end of December 2015.

Energy

Employing the Bayer Process, Alcoa Corporation refines alumina from bauxite ore. Alcoa Corporation then produces aluminum from the alumina by an electrolytic process requiring substantial amounts of electric power. Energy accounts for approximately 19% of the company’s total alumina refining production costs. Electric power accounts for approximately 23% of the company’s primary aluminum production costs. In 2015, Alcoa Corporation generated approximately 14% of the power used at its smelters worldwide and generally purchased the remainder under long-term arrangements. The sections below provide an overview of Alcoa Corporation’s energy facilities and summarize the sources of power and natural gas for Alcoa Corporation’s smelters and refineries.

Energy Facilities

The following table sets forth the electricity generation capacity and 2015 generation of facilities in which Alcoa Corporation has an ownership interest (other than the Anglesea facility, which was permanently closed on August 31, 2015):

Country	Facility	Alcoa Corporation Consolidated Capacity (MW)[1]	2015 Generation (MWh)
Brazil	Barra Grande	156	1,562,663
	Estreito	157	1,088,018
	Machadinho	119	1,780,924
	Serra do Facão	60	171,294
Canada	Manicouagan	132	1,161,994
Suriname	Afobaka	189	673,950
United States	Warrick[2]	657	4,538,257
	Yadkin	215	661,214
TOTAL		1,685	11,638,314

1	The Consolidated Capacity of the Brazilian energy facilities is the assured energy that is approximately 55% of hydropower plant nominal capacity.
2	On March 24, 2016, ParentCo permanently stopped production at the Warrick smelter.

In 2015, AofA permanently closed the Anglesea power station and associated coal mine in Victoria. The power station had previously provided electricity to the Point Henry smelter which closed in 2014. Since the Point Henry smelter closure, electricity was sold into the National Electricity Market (“NEM”); however a combination of low electricity prices and significant future capital expenditure meant the facility was no longer viable.

Alumínio owns a 25.74% stake in Consórcio Machadinho, which is the owner of the Machadinho hydroelectric power plant located in southern Brazil. Alumínio also has a 42.18% interest in Energética Barra Grande S.A. (“BAESA”), which built the Barra Grande hydroelectric power plant in southern Brazil. In addition, Alumínio also has a 34.97% share in Serra do Facão Energia S.A., which built the Serra do Facão hydroelectric power plant in the southeast of Brazil. Alumínio is also participating in the Estreito hydropower project in northern Brazil, through Estreito Energia S.A. (an Alumínio wholly owned company) holding a 25.49% stake in Consórcio Estreito Energia, which is the owner of the hydroelectric power plant. A consortium in which Alumínio participates and that had received concessions for the Pai Querê hydropower project in southern Brazil (Alumínio’s share is 35%) decided not to pursue the development of this concession which will be returned to the Federal Government.

Since May 2015 (after full curtailment of Poços de Caldas and São Luís (Alumar) smelters), the excess generation capacity from the above Brazil hydroelectric projects of around 480MW has been sold into the market.

Power generated from Afobaka is primarily sold to the Government of Suriname under a bilateral contract.

Alcoa Corporation’s wholly-owned subsidiary, Alcoa Power Generating Inc. (“APGI”) owns and operates the Yadkin hydroelectric project, consisting of four dams in North Carolina, and the Warrick coal-fired power plant located in Indiana. Power generated from APGI’s Yadkin system is largely being sold to an affiliate, Alcoa Power Marketing LLC, and then to the wholesale market. After the March 2016 closure of the Warrick smelter, approximately 36% of the capacity from the Warrick coal-fired power plant can be sold into the market under its current operating permits. APGI also owns certain FERC-regulated transmission assets in Indiana, North Carolina, Tennessee, New York, and Washington.

Energy Sources

North America—Electricity

The Deschambault, Baie Comeau, and Bécancour smelters in Québec purchase all or a majority of their electricity under contracts with Hydro-Québec that expire on December 31, 2029. Upon expiration, Alcoa Corporation will have the option of extending the term of the Baie Comeau contract to February 23, 2036. The smelter located in Baie Comeau, Québec purchases approximately 73% of its power needs under the Hydro-Québec contract, and the remainder from a 40% owned hydroelectric generating company, Manicouagan Power Limited Partnership.

In the State of Washington, Alcoa Corporation’s Wenatchee smelter is served by a contract with Chelan County Public Utility District No. 1 (“Chelan PUD”) under which Alcoa Corporation receives approximately 26% of the hydropower output of Chelan PUD’s Rocky Reach and Rock Island dams. In November 2015, ParentCo announced the curtailment of the Wenatchee smelter which was completed by the end of December 2015.

Starting on January 1, 2013, the Intalco smelter began receiving physical power from the Bonneville Power Administration (“BPA”), under which the company receives physical power at the Northwest Power Act mandated industrial firm power (“IP”) rate through September 30, 2022. In May 2015, the contract was amended to reduce the amount of physical power received from BPA and allow for additional purchases of market power. In February and April 2016, the contract was amended again to reduce the contractual amount through February 2018.

Luminant Generation Company LLC (formerly TXU Generation Company LP) (“Luminant”) supplies all of the Rockdale smelter’s electricity requirements under a long-term power contract that does not expire until at least the end of 2038, with the parties having the right to terminate the contract after 2013 if there has been an unfavorable change in law or after 2025 if the cost of the electricity exceeds the market price. On April 29, 2014, Luminant Generation LLC, Luminant Mining Company LLC, Sandow Power Company LLC and their affiliated debtors filed petitions under Chapter 11 of the U.S. Bankruptcy Code. The Bankruptcy Court has confirmed the debtors’ amended plan of reorganization and has entered an order approving the debtor’s assumption of the Sandow Unit 4 agreement and certain other related agreements with Alcoa Corporation.

In the Northeast, the Massena West smelter in New York receives physical power from the New York Power Authority (“NYPA”) pursuant to a contract between Alcoa and NYPA that will expire in 2019.

Australia—Electricity

The Portland smelter continues to purchase electricity from the State Electricity Commission of Victoria (“SECV”) under a contract with Alcoa Portland Aluminium Pty Ltd, a wholly-owned subsidiary of AofA, that extends to October 2016. Upon the expiration of this contract, the Portland smelter will purchase power from the NEM variable spot market. In March 2010, AofA and Eastern Aluminium (Portland) Pty Ltd separately entered into fixed for floating swap contracts with Loy Yang (now AGL) in order to manage their exposure to the variable energy rates from the NEM. The fixed for floating swap contract with AGL for the Point Henry smelter was terminated in 2013. The fixed for floating swap contract with AGL for the Portland smelter operates from the date of expiration of the current contract with the SECV and continues until December 2036.

Europe—Electricity

Alcoa Corporation’s smelters at San Ciprián, La Coruña and Avilés, Spain purchase electricity under bilateral power contracts that expire December 31, 2016.

A competitive bidding mechanism to allocate interruptibility rights in Spain was settled during 2014 to be applied starting from January 1, 2015. The first auction process to allocate rights took place in November 2014, where ParentCo secured 275MW of interruptibility rights for the 2015 period for the San Ciprián smelter. A second auction process took place in December 2014, where ParentCo secured an additional 100MW of interruptibility rights for the 2015 period for the San Ciprián smelter (20x5MW), 120MW for the La Coruña smelter (24x5MW) and 110MW for the Avilés smelter (22x5MW). The auction process to allocate the rights for the following period took place in the first week of September 2015, where ParentCo secured interruptibility rights for 2016 in the amount of 375MW for San Ciprián Smelter (3x90MW + 21x5MW), 115MW for Avilés Smelter (23x5MW) and 120MW for La Coruña smelter (24x5MW).

Alcoa Corporation owns two smelters in Norway, Lista and Mosjøen, which have long-term power arrangements in place that continue until the end of 2019. Financial compensation of the indirect carbon emissions costs passed through in the electricity bill is received in accordance with EU Commission Guidelines and Norwegian compensation regime.

Iceland—Electricity

Landsvirkjun, the Icelandic national power company, supplies competitively priced electricity to Alcoa Corporation’s Fjarðaál smelter in eastern Iceland under a 40-year power contract.

Spain—Natural Gas

In order to facilitate the full conversion of the San Ciprian, Spain alumina refinery from fuel oil to natural gas, in October 2013, Alumina Española SA (AE) and Gas Natural Transporte SDG SL (GN) signed a take or pay gas pipeline utilization agreement. Pursuant to that agreement, the ultimate shareholders of AE, ParentCo and Alumina Limited, agreed to guarantee the payment of AE’s contracted gas pipeline utilization over the four years of the commitment period; in the event AE fails to do so, each shareholder being responsible for its respective proportionate share (i.e., 60/40). Such commitment came into force six months after the gas pipeline was put into operation by GN. The gas pipeline was completed in January 2015 and the refinery has switched to natural gas consumption for 100% of its needs.

Natural gas is supplied to the San Ciprián, Spain alumina refinery pursuant to supply contracts with Endesa, BP, Gas Natural Fenosa, expiring in June 2017, December 2016 and December 2016, respectively. Pursuant to those agreements, Alcoa Inversiones España, S.L. and Alumina Limited agreed to guarantee the payment of AE’s obligations under the Endesa contract, each shareholder being responsible for its respective proportionate share (i.e., 60/40). Similarly, Alcoa Inespal S.A. and Alumina Limited have agreed to guarantee the payment of AE’s obligations under the Gas Natural Fenosa contract over its respective length, with each entity being responsible for its proportionate share (i.e., 60/40).

North America—Natural Gas

In order to supply its refinery and smelters in the U.S. and Canada, Alcoa Corporation generally procures natural gas on a competitive bid basis from a variety of sources including producers in the gas production areas and independent gas marketers. For Alcoa Corporation’s larger consuming locations in Canada and the U.S., the gas commodity and the interstate pipeline transportation are procured (directly or via the local distribution companies) to provide increased flexibility and reliability. Contract pricing for gas is typically based on a published industry index or New York Mercantile Exchange (“NYMEX”) price. The company may choose to reduce its exposure to NYMEX pricing by hedging a portion of required natural gas consumption.

Australia—Natural Gas

AofA uses gas to co-generate steam and electricity for its alumina refining processes at the Kwinana, Pinjarra and Wagerup refineries. More than 90% of AofA’s gas requirements for the remainder of the decade are secured under long-term contracts. In 2015, AofA entered into a number of long-term gas supply agreements which secured a significant portion of AofA’s gas supplies to 2030. AofA is actively involved with projects aimed at developing cost-based gas supply opportunities. In April 2016, Alcoa Energy Holdings Australia Pty Ltd (a wholly owned subsidiary of AofA) sold its 20% equity interest in the Dampier-to-Bunbury natural gas pipeline, which transports gas from the northwest gas fields to AofA’s alumina refineries and other users in the Southwest of Western Australia, to DUET Investment Holdings Limited. Our alumina refining activities in Western Australia are provided pursuant to agreements between AofA and the State of Western Australia. These agreements govern AofA’s Western Australian operations and permitted AofA to establish the Kwinana, Pinjarra and Wagerup refineries and associated facilities.

Warrick and Ma’aden Rolling Mills

Alcoa Corporation’s 100%-owned Warrick rolling mill is located near Evansville, Indiana and has the capacity to produce more than 360,000 mtpy of aluminum sheet. In addition, Alcoa Corporation owns a 25.1% interest in the Ma’aden Rolling Company. As noted above, ParentCo and Ma’aden entered into a joint venture in December 2009 to develop a fully integrated aluminum complex in the Kingdom of Saudi Arabia. It includes, in addition to a bauxite mine, smelter and refinery, the Ma’aden Rolling Company, which owns a rolling mill with capacity to produce 380,000 mtpy and is 74 acres under roof.

The Warrick rolling mill operations are focused almost exclusively on packaging, producing narrow width can body stock, can end and tab stock, can bottle stock and food can stock, and to a lesser extent, industrial sheet and lithographic sheet. The Ma’aden rolling mill currently produces can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet. ParentCo’s rolling mill operations in Tennessee currently produce wide can body sheet for the packaging business, but also products for automotive applications. ParentCo plans to shift the production of the wide can body sheet for packaging applications from its Tennessee operations to the Ma’aden Rolling Mill. Accordingly, following the separation, it is expected that the Warrick and Ma’aden Rolling Mills will only be manufacturing products for the North American aluminum can packaging market. However, before the Ma’aden facilities can begin production of the wide can body sheet, product from the facilities must be qualified by existing customers as an acceptable source of supply. During a transition period expected to take approximately 18 months following the separation, pursuant to a transition supply agreement, Arconic will continue producing the wide can body sheet at Tennessee to permit Alcoa Corporation to continue supplying its customers without interruption. Arconic will also provide technical services and support with respect to rolling mill operations to Alcoa Corporation for a transitional period not to exceed 24 months. See “Certain Relationships and Related Party Transactions—Agreements with Arconic—Can Body Sheet Supply Agreement.”

Sources and Availability of Raw Materials

Generally, materials are purchased from third-party suppliers under competitively priced supply contracts or bidding arrangements. The company believes that the raw materials necessary to its business are and will continue to be available.

For each metric ton of alumina produced, Alcoa Corporation consumes the following amounts of the identified raw material inputs (approximate range across relevant facilities):

Raw Material	Units	Consumption per MT of Alumina
Bauxite	mt	2.2 – 3.7
Caustic soda	kg	60 – 150
Electricity	kWh	200 – 260 total consumed (0 to 210 imported)
Fuel oil and natural gas	GJ	6.3 – 11.9
Lime (CaO)	kg	6 – 58

For each metric ton of aluminum produced, Alcoa Corporation consumes the following amounts of the identified raw material inputs (approximate range across relevant facilities):

Raw Material	Units	Consumption per MT of Aluminum
Alumina	mt	1.92 ± 0.02
Aluminum fluoride	kg	16.5 ± 6.5
Calcined petroleum coke	mt	0.37 ± 0.02
Cathode blocks	mt	0.006 ± 0.002
Electricity	kWh	12900 – 17000
Liquid pitch	mt	0.10 ± 0.03
Natural gas	mcf	3.5 ± 1.5

Certain aluminum produced by Alcoa Corporation also includes alloying materials. Because of the number of different types of elements that can be used to produce Alcoa Corporation’s various alloys, providing a range of such elements would not be meaningful. With the exception of a very small number of internally used products, Alcoa Corporation produces its alloys in adherence to an Aluminum Association standard. The Aluminum Association, of which ParentCo is an active member and Alcoa Corporation expects to be an active member, uses a specific designation system to identify alloy types. In general, each alloy type has a major alloying element other than aluminum but will also have other constituents as well, but of lesser amounts.

Patents, Trade Secrets and Trademarks

The company believes that its domestic and international patent, trade secret and trademark assets provide it with a significant competitive advantage. The company’s rights under its patents, as well as the products made and sold under them, are important to the company as a whole and, to varying degrees, important to each business segment. Alcoa Corporation’s business as a whole is not, however, materially dependent on any single patent, trade secret or trademark. As a result of product development and technological advancement, the company continues to pursue patent protection in jurisdictions throughout the world. As of August 2016, Alcoa Corporation’s worldwide patent portfolio consisted of approximately 570 granted patents and 325 pending patent applications.

The company also has a number of domestic and international registered trademarks that have significant recognition within the markets that are served, including the name “Alcoa” and the Alcoa symbol for aluminum products. Alcoa Corporation’s rights under its trademarks are important to the company as a whole and, to varying degrees, important to each business segment.

Alcoa Corporation and ParentCo will enter into an agreement in connection with the separation, pursuant to which Alcoa Corporation will permit Arconic to use and display certain Alcoa Corporation trademarks (including the Alcoa name) in connection with, among other things, entity names, inventory for sale, facilities, buildings, signage, documents and other identifiers, for a transitional period following the separation. In addition, two Arconic businesses, Alcoa Wheels and Spectrochemical Standards, will have ongoing rights to use the Alcoa name following the separation. See “Certain Relationships and Related Party Transactions—Agreements with Arconic—Intellectual Property License Agreements.”

Competition

Bauxite:

The third-party market for metallurgical grade bauxite is relatively new and growing quickly as global demand for bauxite increases—particularly in China. The majority of bauxite mined globally is converted to alumina for the production of aluminum metal. While Alcoa Corporation has historically mined bauxite for internal consumption by our alumina refineries, we are focused on building our third-party bauxite business to meet growing demand. We sold two million tons of bauxite to a diverse third-party customer base in 2015 and also sent trial quantities to numerous alumina refineries worldwide for purposes of metallurgical testing.

Competitors in the third-party bauxite market include Rio Tinto Alcan, Norsk Hydro and multiple suppliers from Malaysia, India and other countries. We compete largely based on bauxite quality, price and proximity to end markets. Alcoa Corporation has a strong competitive position in this market for the following reasons:

•	Low Cost Production: Alcoa Corporation is the world’s largest bauxite miner, holding a strong first quartile global cost curve position, with best practices in efficient mining operations and sustainability.

•	Reliable, Long-Term Bauxite Resources: Alcoa Corporation’s strategic bauxite mine locations include Australia and Brazil as well as Guinea, which is home to the world’s largest reserves of high-quality metallurgical grade bauxite. Alcoa Corporation has a long history of stable operations in these countries and has access to large bauxite deposits with mining rights that extend in most cases more than 20 years from the date of this information statement.

•	Access to Markets: Alcoa Corporation’s Australian bauxite mines are located in close proximity to the largest third-party customer base in China and our facilities are also accessible to a significant and growing alumina refining base in the Middle East.

Contracts for bauxite have generally been short-term contracts (two years or less in duration) with spot pricing and adjustments for quality and logistics, although Alcoa Corporation is currently pursuing long-term contracts with potential customers. The primary customer base for third-party bauxite is located in Asia—particularly China—as well as the Middle East.

Alumina:

The alumina market is global and highly competitive, with many active suppliers including producers as well as commodity traders. Alcoa Corporation faces competition from a number of companies in all of the regions in which we operate, including Aluminum Corporation of China Limited, China Hongqiao Group Limited, China Power Investment Corporation, Hindalco Industries Ltd., Hangzhou Jinjiang Group, National Aluminium Company Limited (NALCO), Noranda Aluminum Holding Corporation, Norsk Hydro ASA, Rio Tinto Alcan Inc., Sherwin Alumina Company, LLC, South32 Limited, United Company RUSAL Plc, and Chiping Xinfa Alumina Product Co., Ltd. In recent years, there has been significant growth in alumina refining in China and India. The majority of Alcoa Corporation’s product is sold in the form of smelter grade alumina, with 5% to 10% of total global alumina production being produced for non-metallurgical applications.

Key factors influencing competition in the alumina market include: cost position, price, reliability of bauxite supply, quality and proximity to customers and end markets. While we face competition from many industry players, we have several competitive advantages:

•	Proximity to Bauxite: Alcoa Corporation’s refineries are strategically located next to low cost, upstream bauxite mines, and our alumina refineries are tuned to maximize efficiency with the exact bauxite qualities from these internal mines. In addition to refining efficiencies, vertical integration affords a stable and consistent long-term supply of bauxite to our refining portfolio.

•	Low Cost Production: As the world’s largest alumina producer, Alcoa Corporation has competitive, efficient assets across its refining portfolio, with a 2015 average cost position in the first quartile of global alumina production. Contributing to this cost position is our experienced workforce and sophistication in refining technology and process automation.

•	Access to Markets: Alcoa Corporation is a global supplier of alumina with refining operations in the key markets of North America, South America, Europe, the Middle East, and Australia, enabling us to meet customer demand in the Atlantic and Pacific basins, including China.

Contracts for smelter grade alumina are often multi-year, although contract structures have evolved from primarily long-term contracts with fixed or LME-based pricing to shorter-term contracts with more frequent pricing adjustment. A significant development occurred in the pricing structure for alumina beginning in 2010. Traditionally, most alumina outside of China had been sold to third party smelters with the price calculated as a percentage of the LME aluminum price. In recent years however there has been a low correlation between LME aluminum prices and alumina input costs (principally energy, caustic soda and bauxite/freight). This disparity led to alumina prices becoming disconnected from the underlying economics of producing and selling alumina.

In 2010, a number of key commodity information service providers began publishing daily and weekly alumina (spot) pricing assessments or indices. Since that time, Alcoa Corporation has been systematically moving its third-party alumina sales contracts away from LME aluminum-based pricing to published alumina spot or index pricing, thus de-linking the price for alumina from the aluminum price to better reflect alumina’s distinct fundamentals. In 2015, approximately 75% of Alcoa Corporation’s smelter grade alumina shipments to third parties were sold at published spot/index prices, compared to 54% in 2013 and 37% in 2012. In 2016, we forecast that approximately 85% of our third-party alumina shipments will be based on API or spot pricing.

Alcoa Corporation’s largest customer for smelter grade alumina is its own aluminum smelters, which in 2015 accounted for approximately 34% of its total alumina sales. Remaining sales are made to customers all over the world and are typically priced by reference to published spot market prices.

Primary Aluminum / Cast Products

The market for primary aluminum is global, and demand for aluminum varies widely from region to region. We compete with commodity traders and aluminum producers such as Aluminum Corporation of China Limited, China Hongqiao Group Limited, East Hope Group Co. Ltd., Emirates Global Aluminum, Norsk Hydro, Rio Tinto Alcan Inc., Shandong Xinfa Aluminum & Power Group, State Power Investment Co. (SPIC), United Company RUSAL Plc as well as with alternative materials such as steel, titanium, copper, carbon fiber, composites, plastic and glass, each of which may be substituted for aluminum in certain applications.

The aluminum industry itself is highly competitive; some of the most critical competitive factors in our industry are product quality, production costs (including source and cost of energy), price, proximity to customers and end markets, timeliness of delivery, customer service (including technical support), and product innovation and breadth of offerings. Where aluminum products compete with other materials, the diverse characteristics of aluminum are also a significant factor, particularly its light weight and recyclability.

In addition, in some end-use markets, competition is also affected by customer requirements that suppliers complete a qualification process to supply their plants. This process can be rigorous and may take many months to complete. However, the ability to obtain and maintain these qualifications can represent a competitive advantage.

In recent years, we have seen increasing trade flows between regions despite shipping costs, import duties and the lack of localized customer support. There is a growing trade in higher value-added products, with recent trade patterns seeing more flow toward the deficit regions. However, suppliers in emerging markets may export lower value-added or even commodity aluminum products to larger, more mature markets, as we have seen recently with China.

The strength of our position in the primary aluminum market is largely attributable to the following factors:

•	Value-Added Product Portfolio: Alcoa Corporation has 15 casthouses supplying global customers with a diverse product portfolio, both in terms of shapes and alloys. We have steadily grown our cast products business by offering differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand, with 67% of 2015 smelter shipments representing value-added products, compared to 57% in 2010.

•	Low Cost Production: As the world’s fourth largest aluminum producer in 2015, Alcoa Corporation leverages significant economies of scale in order to continuously reduce costs. As a result, Alcoa operates competitive, efficient assets across its aluminum smelting and casting portfolios, with its 2015 average smelting cost position in the second quartile of global aluminum smelters. This cost position is supported by long-term energy arrangements at many locations; Alcoa Corporation has secured approximately 75% of its smelter power needs through 2022.

•	Access to Markets: Alcoa Corporation is a global supplier of aluminum with smelting and casting operations in the key markets of North America, Europe, the Middle East, and Australia, enabling us to access a broad customer base with competitive logistics costs.

•	Sustainability: As of June 30, 2016, approximately 70% of our aluminum smelting portfolio runs on clean hydroelectric power, lessening our demand for fossil fuels and potentially mitigating the risk to the company from future carbon tax legislation.

Contracts for primary aluminum vary widely in duration, from multi-year supply contracts to monthly or weekly spot purchases. Pricing for primary aluminum products is typically comprised of three components: (i) the published LME aluminum price for commodity grade P1020 aluminum, (ii) the published regional premium applicable to the delivery locale and (iii) a negotiated product premium which accounts for factors such as shape and alloy.

Alcoa Corporation’s largest customer for primary aluminum has historically been internal ParentCo downstream fabricating facilities (including the Warrick Rolling Mill), which in 2015 accounted for approximately 25% of total primary aluminum sales. Remaining sales were made to customers all over the world under contracts with varying terms and duration.

Rolled Products

The Warrick Rolling Mill leads our participation in several segments, including beverage can sheet, food can sheet, lithographic sheet, aluminum bottle sheet, and industrial products. The term “RCS” or Rigid Container Sheet is commonly used for both beverage and food can sheet. This includes the material used to produce the body of beverage containers (bodystock), the lid of beverage containers (endstock and tabstock), the material to produce food can body and lids (food stock) and the material to produce aluminum bottles (bottlestock) and bottle closures (closure sheet). The U.S. aluminum can business comprises approximately 96% beverage can sheet and approximately 4% food can sheet. Alcoa Corporation is the largest food can sheet producer.

The Warrick Rolling Mill competes with other North American producers of RCS products, namely Novelis Corp, Tri-Arrows Aluminum, and Constellium NV.

Buyers of RCS products in North America are large and concentrated and have significant market power. There are essentially five buyers of all the U.S. can sheet sold in the beverage industry (three can makers and the two beverage companies). In 2016, we estimate the North American (Canada/U.S./Mexico) aluminum can buyers and their share of the industry are: AB-Inbev (>35%), Coke (>20%), Ball (>15%), Crown (>15%), Rexam (>5%) and others (2%). The purchase of Rexam by Ball on June 30, 2016, including the divestitures of several U.S. plants to Ardagh Group will change these shares. Buyers traditionally buy RCS in proportions that represent the full aluminum can (80% body stock, 20% end and tab stock). In addition, as the aluminum can sheet represents approximately 60% of their manufacturing costs, there is a heavy focus on cost.

In 2015, our Warrick facility produced and sold 266 kMT of RCS and industrial products, of which 91% was sold to customers in North America. The majority of its sales were coated RCS products (food stock, beverage end and tab stock). Following the separation, both Warrick and Ma’aden will supply body stock material, temporarily supplemented by Arconic’s Tennessee Operations under a transition supply agreement.

Can sheet demand is a function of consumer demand for beverages in aluminum packaging. Aluminum cans have a number of functional advantages for beverage companies, including product shelf life, carbonation retention, and logistics/distribution efficiency. Demand is mostly affected by overall demand for carbonated soft drinks (CSDs) and beer. CSDs and beer compose approximately 60% and 40%, respectively, of overall aluminum can demand. In recent years, CSDs sales have been declining 1% to 4% year over year. At the same time, the aluminum can’s share of the beer segment has grown, nearly offsetting the drop in CSDs sales. In 2015, the U.S./Canada aluminum can shipments reached 93.2 billion cans, a 0.1% decline over 2014. Alcoholic can shipments reached 36.9 billion cans, growing 2.3% year over year, while non-alcoholic can shipments reached 56.3 billion, declining 1.7% year over year.

We also compete with competitive package types including PET bottles, glass bottles, steel tin plate and other materials. In the U.S., aluminum cans, PET bottles and glass bottles represent approximately 69%, 29% and 2%, respectively, of the CSDs segment. In the beer segment, aluminum cans, glass bottles, and aluminum bottles represent approximately 73-74%, 21-22% and 5%, respectively, of the business. In the food can segment, steel tin plate cans and aluminum food cans represent approximately 83% and 17%, respectively, with aluminum cans representing approximately 52% of the pet food segment.

We compete on cost, quality, and service. Alcoa Corporation intends to continue to improve our cost position by increasing recycled aluminum content in our metal feedstock as well as continuing to focus on capacity utilization. We believe our team of technical and operational resources provides distinctive quality and customer service. The Warrick Rolling Mill will also be the sole domestic supplier of lithographic sheet, focusing on quality, reduced lead-times and delivery performance.

Energy

Unlike bauxite, alumina and aluminum, electricity markets are regional. They are limited in size by physical and regulatory constraints, including the physical inability to transport electricity efficiently over long distances, the design of the electric grid, including interconnections, and by the regulatory structure imposed by various federal and state entities. Alcoa Corporation owns generation and transmission assets that produce and sell electric energy and ancillary services in the United States and Brazilian wholesale energy markets. Our competitors include integrated electric utilities that may be owned by governments (either fully or partially), cooperatives or investors, independent power producers and energy brokers and traders.

Competition factors in open power markets include fuel supply, production costs, operational reliability, access to the power grid, and environmental attributes (e.g., green power and renewable energy credits). As electricity is difficult and cost prohibitive to store, there are no electricity inventories to cushion the impact of supply and demand factors and the resultant pricing in electricity markets may be volatile. Demand for power varies greatly both seasonally and by time of day. Supply may be impacted in the short term by unplanned generator outages or transmission congestion and longer term by planned generator outages, droughts, high precipitation levels and fuel pricing (coal and/or natural gas).

Electricity contracts may be very short term (real-time), short term (day ahead) or years in duration, and contracts can be executed for immediate delivery or years in advance. Pricing may be fixed, indexed to an underlying fuel source or other index such as LME, cost-based or based on regional market pricing. Pricing may be all inclusive on a per energy unit delivered basis (e.g., dollars per megawatt hour) or the components may be separated and include a demand or capacity charge, an energy charge, an ancillary services charge and a transmission charge to make the delivered energy conform to customer requirements.

Alcoa Corporation’s energy assets enjoy several competitive advantages, when compared to other power suppliers:

•	Reliability: In the United States, we have operated our thermal energy assets for over 50 years and our hydro energy assets for over 95 years with a high degree of reliability and expect to continue this level of performance. In Brazil, our ownership provides for assured energy from hydroelectric operations through 2032 to 2037.

•	Low cost production: Our thermal energy assets’ cost advantages include a captive fuel supply and efficiently managed capital and maintenance programs conducted by a highly skilled and experienced work force.

•	Access and proximity to markets: Our U.S. assets are positioned to take advantage of sales into some of the more liquid power markets, including sales of both energy and capacity.

•	Sustainable (green) energy sources: A majority of our generating assets use renewable (hydroelectric) sources of fuel for generation. In addition, our U.S. assets have been upgraded to allow for sales of renewable energy credits.

Research and Development

Expenditures for research and development (“R&D”) activities were $69 million in 2015, $95 million in 2014 and $86 million in 2013.

Environmental Matters

Alcoa Corporation is subject to extensive federal, state and local environmental laws and regulations, including those relating to the release or discharge of materials into the air, water and soil, waste management, pollution prevention measures, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, greenhouse gas emissions, and the health and safety of our employees. Alcoa Corporation participates in environmental assessments and cleanups at 39 locations. These include owned or operating facilities and adjoining properties, previously owned or operating facilities and adjoining properties, and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”)) sites. Approved capital expenditures for new or expanded facilities for environmental control are approximately $80 million for 2016 and approximately $130 million for 2017. Additional information relating to environmental matters is included in Note N to the Combined Financial Statements under the caption “Contingencies and Commitments—Environmental Matters.”

Employees

Alcoa Corporation’s total worldwide employment at the end of 2015 was approximately 16,000 employees in 15 countries. Approximately 11,000 of these employees are represented by labor unions. The company believes that relations with its employees and any applicable union representatives generally are good.

In the U.S., approximately 2,500 employees are represented by various labor unions. The largest collective bargaining agreement is the master collective bargaining agreement with the United Steelworkers (“USW”). The USW master agreement covers approximately 1,950 employees at six U.S. locations. There are three other collective bargaining agreements in the U.S. with varying expiration dates. On a regional basis, collective bargaining agreements with varying expiration dates cover approximately 2,200 employees in Europe, 2,100 employees in Canada, 1,200 employees in Central and South America, and 2,900 employees in Australia.

Legal Proceedings

Italian Energy Matter

Before 2002, ParentCo purchased power in Italy in the regulated energy market and received a drawback of a portion of the price of power under a special tariff in an amount calculated in accordance with a published resolution of the Italian Energy Authority, Energy Authority Resolution n. 204/1999 (“204/1999”). In 2001, the Energy Authority published another resolution, which clarified that the drawback would be calculated in the same manner, and in the same amount, in either the regulated or unregulated market. At the beginning of 2002,

ParentCo left the regulated energy market to purchase energy in the unregulated market. Subsequently, in 2004, the Energy Authority introduced regulation no. 148/2004 which set forth a different method for calculating the special tariff that would result in a different drawback for the regulated and unregulated markets. ParentCo challenged the new regulation in the Administrative Court of Milan and received a favorable judgment in 2006. Following this ruling, ParentCo continued to receive the power price drawback in accordance with the original calculation method, through 2009, when the European Commission declared all such special tariffs to be impermissible “state aid.” In 2010, the Energy Authority appealed the 2006 ruling to the Consiglio di Stato (final court of appeal). On December 2, 2011, the Consiglio di Stato ruled in favor of the Energy Authority and against ParentCo, thus presenting the opportunity for the energy regulators to seek reimbursement from ParentCo of an amount equal to the difference between the actual drawback amounts received over the relevant time period, and the drawback as it would have been calculated in accordance with regulation 148/2004. On February 23, 2012, ParentCo filed its appeal of the decision of the Consiglio di Stato (this appeal was subsequently withdrawn in March 2013). On March 26, 2012, ParentCo received a letter from the agency (Cassa Conguaglio per il Settore Eletrico (CCSE)) responsible for making and collecting payments on behalf of the Energy Authority demanding payment in the amount of approximately $110 million (€85 million), including interest. By letter dated April 5, 2012, ParentCo informed CCSE that it disputes the payment demand of CCSE since (i) CCSE was not authorized by the Consiglio di Stato decisions to seek payment of any amount, (ii) the decision of the Consiglio di Stato has been appealed (see above), and (iii) in any event, no interest should be payable. On April 29, 2012, Law No. 44 of 2012 (“44/2012”) came into effect, changing the method to calculate the drawback. On February 21, 2013, ParentCo received a revised request letter from CCSE demanding ParentCo’s subsidiary, Alcoa Trasformazioni S.r.l., make a payment in the amount of $97 million (€76 million), including interest, which reflects a revised calculation methodology by CCSE and represents the high end of the range of reasonably possible loss associated with this matter of $0 to $97 million (€76 million). ParentCo rejected that demand and formally challenged it through an appeal before the Administrative Court on April 5, 2013. The Administrative Court scheduled a hearing for December 19, 2013, which was subsequently postponed until April 17, 2014, and further postponed until June 19, 2014. On that date, the Administrative Court listened to ParentCo’s oral argument, and on September 2, 2014, rendered its decision. The Administrative Court declared the payment request of CCSE and the Energy Authority to ParentCo to be unsubstantiated based on the 148/2004 resolution with respect to the January 19, 2007 through November 19, 2009 timeframe. On December 18, 2014, the CCSE and the Energy Authority appealed the Administrative Court’s September 2, 2014 decision; however, a date for the hearing has not been scheduled. ParentCo management recorded a partial reserve for this matter of $37 million (€34 million) during the quarter ended December 31, 2015 (see Note N to the Combined Financial Statements under the caption “Contingencies and Commitments—Agreement with Alumina Limited”). At this time, we are unable to reasonably predict an outcome for this matter.

Environmental Matters

ParentCo is involved in proceedings under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund (CERCLA) or analogous state provisions regarding the usage, disposal, storage or treatment of hazardous substances at a number of sites in the U.S. ParentCo has committed to participate, or is engaged in negotiations with federal or state authorities relative to its alleged liability for participation, in clean-up efforts at several such sites. The most significant of these matters are discussed in the Environmental Matters section of Note N to the Combined Financial Statements under the caption “Contingencies and Commitments—Environmental Matters.”

In August 2005, Dany Lavoie, a resident of Baie Comeau in the Canadian Province of Québec, filed a Motion for Authorization to Institute a Class Action and for Designation of a Class Representative against Alcoa Canada Ltd., Alcoa Limitée, Societe Canadienne de Metaux Reynolds Limitée and Canadian British Aluminum in the Superior Court of Québec in the District of Baie Comeau. Plaintiff seeks to institute the class action on behalf of a putative class consisting of all past, present and future owners, tenants and residents of Baie Comeau’s St. Georges neighborhood. He alleges that defendants, as the present and past owners and operators of an aluminum smelter in Baie Comeau, have negligently allowed the emission of certain contaminants from the smelter, specifically Polycyclic Aromatic Hydrocarbons or “PAHs,” that have been deposited on the lands and houses of the St. Georges neighborhood and its environs causing damage to the property of the putative class and causing health concerns for those who inhabit that neighborhood. Plaintiff originally moved to certify a class action, sought to compel additional remediation to be conducted by the defendants beyond that already undertaken by them voluntarily, sought an injunction against further emissions in excess of a limit to be determined by the court in consultation with an independent expert, and sought money damages on behalf of all class members. In May 2007, the court authorized a class action suit to include only people who suffered property damage or personal injury damages caused by the emission of PAHs from the smelter. In September 2007, plaintiffs filed the claim against the original defendants, which the court had authorized in May. ParentCo filed its Statement of Defense and plaintiffs filed an Answer to that Statement. ParentCo also filed a Motion for Particulars with respect to certain paragraphs of plaintiffs’ Answer and a Motion to Strike with respect to certain paragraphs of plaintiffs’ Answer. In late 2010, the court denied these motions. The Soderberg smelting process that plaintiffs allege to be the source of emissions of concern has ceased operations and has been dismantled. Plaintiffs filed a motion seeking appointment of an expert to advise the court on matters of sampling of homes and standards for interior home remediation. ParentCo opposed the motion. After a March 25, 2016 hearing on the motion, the court granted, in a ruling dated April 8, 2016, the motion and directed the parties to confer on potential experts and protocols for sampling of residences. The court has identified a sampling expert. The parties are advising the expert on their respective views on the appropriate protocol for sampling. Further proceedings in the case will await the independent expert’s report. At this stage of the proceeding, we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

In October 2006, in Barnett, et al. v. Alcoa and Alcoa Fuels, Inc., Warrick Circuit Court, County of Warrick, Indiana; 87-C01-0601-PL-499, forty-one plaintiffs sued ParentCo and one of its subsidiary, asserting claims similar to those asserted in Musgrave v. Alcoa, et al., Warrick Circuit Court, County of Warrick, Indiana; 87-C01-0601-CT-006. In November 2007, ParentCo and its subsidiary filed a motion to dismiss the Barnett cases. In October 2008, the Warrick County Circuit Court granted ParentCo’s motions to dismiss, dismissing all claims arising out of alleged occupational exposure to wastes at the Squaw Creek Mine, but in November 2008, the trial court clarified its ruling, indicating that the order does not dispose of plaintiffs’ personal injury claims based upon alleged “recreational” or non-occupational exposure. Plaintiffs also filed a “second amended complaint” in response to the court’s orders granting ParentCo’s motion to dismiss. On July 7, 2010, the court granted the parties’ joint motions for a general continuance of trial settings. Discovery in this matter remains stayed. We are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss because plaintiffs have merely alleged that their medical condition is attributable to exposure to materials at the Squaw Creek Mine but no further information is available due to the discovery stay.

In 1996, ParentCo acquired the Fusina, Italy smelter and rolling operations and the Portovesme, Italy smelter (both of which are owned by ParentCo’s subsidiary, Alcoa Trasformazioni S.r.l.) from Alumix, an entity owned by the Italian Government. ParentCo also acquired the extrusion plants located in Feltre and Bolzano, Italy. At the time of the acquisition, Alumix indemnified ParentCo for pre-existing environmental contamination at the sites. In 2004, the Italian Ministry of Environment (MOE) issued orders to Alcoa Trasformazioni S.r.l. and Alumix for the development of a clean-up plan related to soil contamination in excess of allowable limits under legislative decree and to institute emergency actions and pay natural resource damages. On April 5, 2006, Alcoa Trasformazioni S.r.l.’s Fusina site was also sued by the MOE and Minister of Public Works (MOPW) in the Civil Court of Venice for an alleged liability for environmental damages, in parallel with the orders already issued by the MOE. Alcoa Trasformazioni S.r.l. appealed the orders, defended the civil case for environmental damages and filed suit against Alumix, as discussed below. Similar issues also existed with respect to the Bolzano and Feltre plants, based on orders issued by local authorities in 2006. Most, if not all, of the underlying activities occurred during the ownership of Alumix, the governmental entity that sold the Italian plants to ParentCo.

As noted above, in response to the 2006 civil suit by the MOE and MOPW, Alcoa Trasformazioni S.r.l. filed suit against Alumix claiming indemnification under the original acquisition agreement, but brought that suit in the

Court of Rome due to jurisdictional rules. In June 2008, the parties (ParentCo and now Ligestra S.r.l. (Ligestra), the successor to Alumix) signed a preliminary agreement by which they have committed to pursue a settlement. The Court of Rome accepted the request, and postponed the Court’s expert technical assessment, reserving its ability to fix the deadline depending on the development of negotiations. ParentCo and Ligestra agreed to a settlement in December 2008 with respect to the Feltre site. Ligestra paid the sum of 1.08 million Euros and ParentCo committed to clean up the site. Further postponements were granted by the Court of Rome, and the next hearing is fixed for December 20, 2016. In the meantime, Alcoa Trasformazioni S.r.l. and Ligestra reached a preliminary agreement for settlement of the liabilities related to Fusina, allocating 80% and 20% of the remediation costs to Ligestra and ParentCo, respectively. In January 2014, a final agreement with Ligestra was signed, and on February 5, 2014, ParentCo signed a final agreement with the MOE and MOPW settling all environmental issues at the Fusina site. As set out in the agreement between ParentCo and Ligestra, those two parties will share the remediation costs and environmental damages claimed by the MOE and MOPW. The remediation project filed by ParentCo and Ligestra has been approved by the MOE. See Note N to the Combined Financial Statements under the caption “Fusina and Portovesme, Italy.” To provide time for settlement with Ligestra, the MOE and ParentCo jointly requested and the Civil Court of Venice has granted a series of postponements of hearings in the Venice trial, assuming that the case will be closed. Following the settlement, the parties caused the Court to dismiss the proceedings. The proceedings were, however, restarted in April 2015 by the MOE and MOPW because the Ministers had not ratified the settlement of February 5, 2014. The Ministers announced in December 2015 that they will ratify the settlement in the following months.

ParentCo and Ligestra have signed a similar agreement relating to the Portovesme site. However, that agreement is contingent upon final acceptance of the proposed soil remediation project for Portovesme that was rejected by the MOE in the fourth quarter of 2013. ParentCo submitted a revised proposal in May 2014 and a further revised proposal in February 2015, in agreement with Ligestra. The MOE issued a Ministerial Decree approving the final project in October 2015. Work on the soil remediation project will commence in 2016 and is expected to be completed in 2019. ParentCo and Ligestra are now working on a final groundwater remediation project which is expected to be submitted to the MOE for review during 2016. While the issuance of the decree for the soil remediation project has provided reasonable certainty regarding liability for the soil remediation, with respect to the groundwater remediation project ParentCo is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss beyond what is described in Footnote N to the Combined Financial Statements for several reasons. First, certain costs relating to the groundwater remediation are not yet fixed. In connection with any proposed groundwater remediation plan for Portovesme, ParentCo understands that the MOE has substantial discretion in defining what must be managed under Italian law, as well as the extent and duration of that remediation program. As a result, the scope and cost of the final groundwater remediation plan remain uncertain for Portovesme; ParentCo and Ligestra are still negotiating a final settlement for groundwater remediation at Portovesme, for an allocation of the cost based on the new remediation project approved by the MOE. In addition, once a groundwater remediation project is submitted, should a final settlement with Ligestra not be reached, we should be held responsible only for ParentCo’s share of pollution. However, the area is impacted by many sources of pollution, as well as historical pollution. Consequently, the allocation of liabilities would need a very complex technical evaluation by the authorities that has not yet been performed.

On November 30, 2010, Alcoa World Alumina Brasil Ltda. (AWAB) received notice of a lawsuit that had been filed by the public prosecutors of the State of Pará in Brazil in November 2009. The suit names AWAB and the State of Pará, which, through its Environmental Agency, had issued the operating license for ParentCo’s new bauxite mine in Juruti. The suit concerns the impact of the project on the region’s water system and alleges that certain conditions of the original installation license were not met by AWAB. In the lawsuit, plaintiffs requested a preliminary injunction suspending the operating license and ordering payment of compensation. On April 14, 2010, the court denied plaintiffs’ request. AWAB presented its defense in March 2011, on grounds that it was in compliance with the terms and conditions of its operating license, which included plans to mitigate the impact of the project on the region’s water system. In April 2011, the State of Pará defended itself in the case asserting that the operating license contains the necessary plans to mitigate such impact, that the State monitors the performance of AWAB’s obligations arising out of such license, that the licensing process is valid and legal, and that the suit is meritless. ParentCo’s position is that any impact from the project had been fully repaired when the suit was filed. ParentCo also believes that Jará Lake has not been affected by any project activity and any evidence of pollution from the project would be unreliable. Following the preliminary injunction request, the plaintiffs took no further action until October 2014, when in response to the court’s request and as required by statute, they restated the original allegations in the lawsuit. We are not certain whether or when the action will proceed. Given that this proceeding is in its preliminary stage and the current uncertainty in this case, we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

St. Croix Proceedings

Abednego and Abraham cases. On January 14, 2010, ParentCo was served with a multi-plaintiff action complaint involving several thousand individual persons claiming to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the St. Croix Alumina, L.L.C. (“SCA”) facility on the island of St. Croix (U.S. Virgin Islands) since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. Following an unsuccessful attempt by ParentCo and SCA to remove the case to federal court, the case has been lodged in the Superior Court. The complaint names as defendants the same entities that were sued in a February 1999 action arising out of the impact of Hurricane Georges on the island and added as a defendant the current owner of the alumina facility property.

On March 1, 2012, ParentCo was served with a separate multi-plaintiff action complaint involving approximately 200 individual persons alleging claims essentially identical to those set forth in the Abednego v. Alcoa complaint. This complaint, Abraham, et al. v. Alcoa, et al., was filed on behalf of plaintiffs previously dismissed in the federal court proceeding involving the original litigation over Hurricane Georges impacts. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on March 30, 2011.

ParentCo and other defendants in the Abraham and Abednego cases filed or renewed motions to dismiss each case in March 2012 and August 2012 following service of the Abraham complaint on ParentCo and remand of the Abednego complaint to Superior Court, respectively. By order dated August 10, 2015, the Superior Court dismissed plaintiffs’ complaints without prejudice to re-file the complaints individually, rather than as a multi-plaintiff filing. The order also preserves the defendants’ grounds for dismissal if new, individual complaints are filed. As of June 10, 2016, approximately 100 separate complaints had been filed in Superior Court, which alleged claims by about 400 individuals. On June 1, 2016, counsel representing plaintiffs filed a motion seeking additional time to file new complaints. The court has not ruled on that request. No further proceedings have been scheduled, and we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Glencore Contractual Indemnity Claim. On June 5, 2015, Alcoa World Alumina LLC (“AWA”) and St. Croix Alumina, L.L.C. (“SCA”) filed a complaint in Delaware Chancery Court for a declaratory judgment and injunctive relief to resolve a dispute between ParentCo and Glencore Ltd. (“Glencore”) with respect to claimed obligations under a 1995 asset purchase agreement between ParentCo and Glencore. The dispute arose from Glencore’s demand that ParentCo indemnify it for liabilities it may have to pay to Lockheed Martin (“Lockheed”) related to the St. Croix alumina refinery. Lockheed had earlier filed suit against Glencore in federal court in New York seeking indemnity for liabilities it had incurred and would incur to the U.S. Virgin Islands to remediate certain properties at the refinery property and claimed that Glencore was required by an earlier, 1989 purchase agreement to indemnify it. Glencore had demanded that ParentCo indemnify and defend it in the Lockheed case and threatened to claim against ParentCo in the New York action despite exclusive jurisdiction for resolution of disputes under the 1995 purchase agreement being in Delaware. After Glencore conceded that it was not seeking to add ParentCo to the New York action, AWA and SCA dismissed their complaint in the Chancery Court case and on August 6, 2015 filed a complaint for declaratory judgment in Delaware Superior Court. AWA and SCA filed a motion for judgment on the pleadings on September 16, 2015. Glencore answered AWA’s and SCA’s complaint and asserted counterclaims on August 27, 2015, and on October 2, 2015 filed its own motion for judgment on the pleadings. Argument on the parties’ motions was held by the court on

December 7, 2015, and by order dated February 8, 2016, the court granted ParentCo’s motion and denied Glencore’s motion, resulting in ParentCo not being liable to indemnify Glencore for the Lockheed action. The decision also leaves for pretrial discovery and possible summary judgment or trial Glencore’s claims for costs and fees it incurred in defending and settling an earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On February 17, 2016, Glencore filed notice of its application for interlocutory appeal of the February 8 ruling. AWA and SCA filed an opposition to that application on February 29, 2016. On March 10, 2016, the court denied Glencore’s motion for interlocutory appeal and on the same day entered judgment on claims other than Glencore’s claims for costs and fees it incurred in defending and settling the earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On March 29, 2016, Glencore filed a withdrawal of its notice of interlocutory appeal and also noted its intent to appeal the court’s March 10, 2016 judgment. Briefing is complete; however, the court has not set a date for argument. At this time, we are unable to reasonably predict an outcome for this matter.

Other Matters

Some of ParentCo’s subsidiaries as premises owners are defendants in active lawsuits filed on behalf of persons alleging injury as a result of occupational exposure to asbestos at various facilities. A former affiliate of a ParentCo subsidiary has been named, along with a large common group of industrial companies, in a pattern complaint where ParentCo’s involvement is not evident. Since 1999, several thousand such complaints have been filed. To date, the former affiliate has been dismissed from almost every case that was actually placed in line for trial. ParentCo’s subsidiaries and acquired companies, all have had numerous insurance policies over the years that provide coverage for asbestos based claims. Many of these policies provide layers of coverage for varying periods of time and for varying locations. ParentCo has significant insurance coverage and believes that its reserves are adequate for its known asbestos exposure related liabilities. The costs of defense and settlement have not been and are not expected to be material to the results of operations, cash flows, and financial position of Alcoa Corporation.

On August 2, 2013, the State of North Carolina, by and through its agency, the North Carolina Department of Administration, filed a lawsuit against Alcoa Power Generating Inc. (APGI) in Superior Court, Wake County, North Carolina (Docket No. 13-CVS-10477). The lawsuit asserts ownership of certain submerged lands and hydropower generating structures situated at ParentCo’s Yadkin Hydroelectric Project (the “Yadkin Project”), including the submerged riverbed of the Yadkin River throughout the Yadkin Project and a portion of the hydroelectric dams that APGI owns and operates pursuant to a license from the Federal Energy Regulatory Commission. The suit seeks declaratory relief regarding North Carolina’s alleged ownership interests in the riverbed and the dams and further declaration that APGI has no right, license or permission from North Carolina to operate the Yadkin Project. By notice filed on September 3, 2013, APGI removed the matter to the U.S. District Court for the Eastern District of North Carolina (Docket No. Civil Action No. 5: 13-cv-633). By motion filed September 3, 2013, the Yadkin Riverkeeper sought permission to intervene in the case. On September 25, 2013, APGI filed its answer in the case and also filed its opposition to the motion to intervene by the Yadkin Riverkeeper. The Court denied the State’s Motion to Remand and initially permitted the Riverkeeper to intervene although the Riverkeeper has now voluntarily withdrawn as an intervening party and will participate as amicus.

On July 21, 2014, the parties each filed a motion for summary judgment. On November 20, 2014, the Court denied APGI’s motion for summary judgment and denied in part and granted in part the State of North Carolina’s motions for summary judgment. The Court held that under North Carolina law, the burden of proof as to title to property is shifted to a private party opposing a state claim of property ownership. The court conducted a trial on navigability on April 21-22, 2015, and, after ruling orally from the bench on April 22, 2015, on May 5, 2015, entered Findings of Fact and Conclusions of Law as to Navigability, ruling in APGI’s favor that the state “failed to meet its burden to prove that the Relevant Segment, as stipulated by the parties, was navigable for commerce at statehood.” Subsequently, APGI filed a motion for summary judgment as to title; the state filed opposition papers. On September 28, 2015, the Court granted summary judgment in APGI’s favor and found that the evidence demonstrates that APGI holds title to the riverbed. The Court further directed judgment to be entered in APGI’s favor and closed the case. The court has set argument for October 27, 2016.

On October 19, 2015, a subsidiary, Alúmina Española S.A., received a request by the Court of Vivero, Spain to provide the names of the “manager,” as well as those of the “environmental managers,” of the San Ciprián alumina refinery from 2009 to the present date. Upon reviewing the documents filed with the Court, ParentCo learned for the first time that the request is the result of a criminal proceeding that began in 2010 after the filing of a claim by two San Ciprián neighbors alleging that the plant’s activities had adverse effects on vegetation, crops and human health. In 2011 and 2012, some neighbors claimed individually in the criminal court for caustic spill damages to vehicles, and the judge decided to administer all issues in the court proceeding (865/2011). Currently, that court proceeding is in its first phase (preliminary investigation phase) led by the judge. The purpose of that investigation is to determine whether there has been a criminal offense for actions against natural resources and the environment. The Spanish public prosecutor is also involved in the case, having requested technical reports. To date, only “Alcoa-Alúmina Española S.A.” has been identified as a potential defendant and no ParentCo representative has yet been required to appear before the judge. No other material step has been taken during this preliminary investigation phase. Monetary sanctions for an offense in the form of a fine could range from 30 to 5,000 euros per day, for a maximum period of three years. Given that this proceeding is in its preliminary stage and the current uncertainty in the case, we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Tax

Between 2000 and 2002, Alcoa Alumínio (Alumínio) sold approximately 2,000 metric tons of metal per month from its Poços de Caldas facility, located in the State of Minas Gerais (the “State”), to Alfio, a customer also located in the State. Sales in the State were exempted from value-added tax (VAT) requirements. Alfio subsequently sold metal to customers outside of the State, but did not pay the required VAT on those transactions. In July 2002, Alumínio received an assessment from State auditors on the theory that Alumínio should be jointly and severally liable with Alfio for the unpaid VAT. In June 2003, the administrative tribunal found Alumínio liable, and Alumínio filed a judicial case in the State in February 2004 contesting the finding. In May 2005, the Court of First Instance found Alumínio solely liable, and a panel of a State appeals court confirmed this finding in April 2006. Alumínio filed a special appeal to the Superior Tribunal of Justice (STJ) in Brasilia (the federal capital of Brazil) later in 2006. In 2011, the STJ (through one of its judges) reversed the judgment of the lower courts, finding that Alumínio should neither be solely nor jointly and severally liable with Alfio for the VAT, which ruling was then appealed by the State. In August 2012, the STJ agreed to have the case reheard before a five-judge panel. A decision from this panel is pending, but additional appeals are likely. At December 31, 2015, the assessment totaled $35 million (R$135 million), including penalties and interest. While we believe we have meritorious defenses, we are unable to reasonably predict an outcome.

Alumina Limited Litigation

On May 27, 2016, ParentCo filed a complaint in the Delaware Court of Chancery seeking a declaratory judgment on an expedited basis to forestall what the complaint alleges are continuing threats by Alumina Limited and certain related parties to attempt to interfere with the separation and distribution. Alumina Limited has claimed that it has certain consent and other rights under certain agreements governing Alcoa World Alumina and Chemicals (AWAC), a global joint venture between Alcoa Corporation and Alumina Limited, in connection with the separation and distribution.

On September 1, 2016, ParentCo, Alumina Limited, Alcoa Corporation and certain of their respective subsidiaries entered into a settlement and release agreement (the “settlement agreement”) providing for a full settlement and release by each party of claims arising from or relating to the Delaware litigation. The settlement agreement also provides for certain changes to the governance and financial policies of the AWAC joint venture effective upon the completion of the separation, as well as certain additional changes to their AWAC agreements that become effective only in the event of a change in control of Alumina Limited or Alcoa Corporation. The settlement agreement is not expected to have a material effect, adverse or otherwise, on the future operating results of Alcoa Corporation. See “Business—Certain Joint Ventures—AWAC.”

Other Contingencies

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against ParentCo and/or Alcoa Corporation, including those pertaining to environmental, product liability, safety and health, and tax matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that our liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of Alcoa Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in conjunction with the audited Combined Financial Statements and corresponding notes and the Unaudited Pro Forma Combined Condensed Financial Statements and corresponding notes included elsewhere in this information statement. This MD&A contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

All amounts discussed are in millions of U.S. dollars, unless otherwise indicated.

Overview

The Separation

The Proposed Separation. On September 28, 2015, ParentCo announced that its Board of Directors approved a plan (the “separation”) to separate into two independent, publicly-traded companies: Alcoa Upstream Corporation (“Alcoa Corporation”), which will primarily comprise the historical bauxite mining, alumina refining, aluminum production and energy operations of ParentCo, as well as the rolling mill at the Warrick, Indiana, operations and ParentCo’s 25.1% stake in the Ma’aden Rolling Company in Saudi Arabia; and a value-add company, that will principally include the Global Rolled Products (other than the Warrick and Ma’aden rolling mills), Engineered Products and Solutions, and Transportation and Construction Solutions segments (collectively, the “Value-Add Businesses”) of ParentCo.

The separation will occur by means of a pro rata distribution by ParentCo of at least 80.1% of the outstanding shares of Alcoa Corporation. ParentCo, the existing publicly traded company, will continue to own the Value-Add Businesses, and will become the value-add company. In conjunction with the Separation, ParentCo will change its name to Arconic Inc. (“Arconic”) and Alcoa Upstream Corporation will change its name to Alcoa Corporation.

The separation transaction, which is expected to be completed in the second half of 2016, is subject to a number of conditions, including, but not limited to: final approval by ParentCo’s Board of Directors; the continuing validity of the private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax matters relating to the transaction; receipt of an opinion of legal counsel regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes; and the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part. Upon completion of the separation, ParentCo shareholders will own at least 80.1% of the outstanding shares of Alcoa Corporation, and Alcoa Corporation will be a separate company from Arconic. Arconic will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution.

Alcoa Corporation and Arconic will enter into an agreement (the “Separation Agreement”) that will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of Alcoa Corporation and Aronic as part of the separation of ParentCo into two companies, and will provide for when and how these transfers and assumptions will occur.

ParentCo may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify its terms.

For purposes of the following sections of the MD&A, we use the terms “Alcoa Corporation,” “we,” “us,” and “our,” when referring to periods prior to the distribution, to refer to the Alcoa Corporation Business of ParentCo.

Our Business

Alcoa Corporation is the world leader in the production and management of primary aluminum and alumina combined, through its active participation in all major aspects of the industry: technology, mining, refining, smelting, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily. The price of aluminum influences the operating results of Alcoa Corporation.

Alcoa Corporation is a global company operating in ten countries. Based upon the country where the point of sale occurred, the United States and Europe generated 48% and 26%, respectively, of Alcoa Corporation’s sales in 2015. In addition, Alcoa Corporation has investments and operating activities in, among others, Australia, Canada, Brazil, Guinea, and Saudi Arabia. Governmental policies, laws and regulations, and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Results of Operations

Earnings Summary

Net loss attributable to Alcoa Corporation for 2015 was $863 compared with Net loss attributable to Alcoa Corporation of $256, in 2014. The increased loss of $607 was primarily due to a lower average realized price for both aluminum and alumina, a charge for legal matters in Italy, discrete income tax charge for valuation allowances on certain deferred tax assets and nondeductible items, lower energy sales, and higher costs. These negative impacts were partially offset by net favorable foreign currency movements, net productivity improvements, and lower charges and expenses related to a number of portfolio actions (such as capacity reductions and divestitures).

Net loss attributable to Alcoa Corporation for 2014 was $256, compared with a Net loss of $2,909, in 2013. The improvement in results of $2,653 was primarily due to the absence of an impairment of goodwill and charges for the resolution of a legal matter. Other significant changes in results included the following: higher energy sales, a higher average realized price for primary aluminum, net productivity improvements, and net favorable foreign currency movements. These other changes were mostly offset by higher charges related to a number of portfolio actions (such as capacity reductions and divestitures), and higher overall input costs.

Sales—Sales for 2015 were $11,199 compared with sales of $13,147 in 2014, a reduction of $1,948, or 14.8%. The decrease was primarily due to the absence of sales related to capacity that was closed, sold or curtailed (see Primary Metals in Segment Information below), a lower average realized price for aluminum and alumina, and lower energy sales (as a result of lower pricing and unfavorable foreign currency movements). These negative impacts were partially offset by higher volumes of alumina and rolled products.

Sales for 2014 were $13,147 compared with sales of $12,573 in 2013, an improvement of $574, or 4.6%. The increase was mainly the result of higher volumes of alumina, higher energy sales resulting from excess power due to curtailed smelter capacity, and a higher average realized price for primary aluminum. These positive impacts were partially offset by lower primary aluminum volumes, including those related to curtailed and shutdown smelter capacity.

Cost of Goods Sold—COGS as a percentage of Sales was 80.7% in 2015 compared with 80.2% in 2014. The percentage was negatively impacted by a lower average realized price for both aluminum and alumina, lower energy sales, higher inventory write-downs related to the decisions to permanently shut down and/or curtail capacity (difference of $35 – see Restructuring and Other Charges below), and higher costs. These negative impacts were mostly offset by net favorable foreign currency movements due to a stronger U.S. dollar, net productivity improvements, a favorable last in, first out (LIFO) adjustment (difference of $103) due to lower prices for aluminum and alumina, and the absence of costs related to a new labor agreement that covers employees at seven locations in the United States (see below).

COGS as a percentage of Sales was 80.2% in 2014 compared with 87.8% in 2013. The percentage was positively impacted by net productivity improvements across all segments, both the previously mentioned higher energy sales and higher average realized price for primary aluminum, net favorable foreign currency movements due to a stronger U.S. dollar, lower costs for caustic and carbon, and the absence of costs related to a planned maintenance outage in 2013 at a power plant in Australia. These positive impacts were partially offset by higher costs for bauxite, energy, and labor; higher inventory write-downs related to the decisions to permanently shut down and/or curtail capacity (difference of $47 – see Restructuring and Other Charges below); less favorable LIFO adjustment (difference of $15); and costs related to a new labor agreement that covers employees at seven locations in the United States (see below).

On June 6, 2014, the United Steelworkers ratified a new five-year labor agreement covering approximately 6,100 employees at 10 U.S. locations of ParentCo (of which seven are part of Alcoa Corporation); the previous labor agreement expired on May 15, 2014. In 2014, as a result of the preparation for and ratification of the new agreement, Alcoa Corporation recognized $7 in COGS for, among other items, business contingency costs and a one-time signing bonus for employees.

Selling, General Administrative, and Other Expenses—SG&A expenses were $353, or 3.2% of Sales, in 2015 compared with $383, or 2.9% of Sales, in 2014. The decline of $30 was principally the result of favorable foreign currency movements due to a stronger U.S. dollar and the absence of SG&A ($15) related to closed and sold locations, partially offset by expenses for professional and consulting services related to the planned separation discussed above ($12).

SG&A expenses were $383, or 2.9% of Sales, in 2014 compared with $406, or 3.2% of Sales, in 2013. The decline of $23 was attributable to favorable foreign currency movements and decreases in various expenses, including legal and consulting fees and contract services, partially offset by higher stock-based compensation expense ($6).

Research and Development Expenses—R&D expenses were $69 in 2015 compared with $95 in 2014 and $86 in 2013. The decrease in 2015 as compared to 2014 primarily resulted from lower spending associated with inert anode and carbothermic technology for the Primary Metals segment. The increase in 2014 as compared to 2013 was primarily caused by additional spending related to inert anode and carbothermic technology for the Primary Metals segment.

Provision for Depreciation, Depletion, and Amortization —The provision for DD&A was $780 in 2015 compared with $954 in 2014. The decrease of $174, or 18.2%, was mostly due to favorable foreign currency movements due to a stronger U.S. dollar, particularly against the Australian dollar and Brazilian real, and the absence of DD&A ($55) related to the divestiture and/or permanent closure of five smelters, one refinery, and one rod mill (see Alumina and Primary Metals in Segment Information below), all of which occurred from March 2014 through June 2015.

The provision for DD&A was $954 in 2014 compared with $1,026 in 2013. The decrease of $72, or 7.0%, was principally the result of favorable foreign currency movements due to a stronger U.S. dollar, particularly against the Australian dollar and Brazilian real, and a reduction in expense ($20) related to the permanent shutdown of smelter capacity in Australia, Canada, the United States, and Italy that occurred at different points during both 2013 and 2014 (see Primary Metals in Segment Information below).

Impairment of Goodwill—In 2013, Alcoa Corporation recognized an impairment of goodwill in the amount of $1,731 ($1,719 after noncontrolling interest) related to the annual impairment review of the Primary Metals reporting unit (see Goodwill in Critical Accounting Policies and Estimates below).

Restructuring and Other Charges—Restructuring and other charges for each year in the three-year period ended December 31, 2015 were comprised of the following:

	2015	2014	2013
Asset impairments	$311	$328	$100
Layoff costs	199	157	152
Legal matters in Italy	201	—	—
Net loss on divestitures of businesses	25	214	—
Resolution of a legal matter	—	—	391
Other*	254	181	73
Reversals of previously recorded layoff and other exit costs	(7)	(17)	(4)

Total Restructuring and other charges	$983	$863	$712

*	Includes $32, $23, and $14 in 2015, 2014, and 2013, respectively, related to the allocation of restructuring charges to Alcoa Corporation based on segment revenue.

Layoff costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2015 Actions. In 2015, Alcoa Corporation recorded Restructuring and other charges of $983, which were comprised of the following components: $418 for exit costs related to decisions to permanently shut down and demolish three smelters and a power station (see below); $238 for the curtailment of two refineries and two smelters (see below); $201 related to legal matters in Italy (see Note N to the Combined Financial Statements); a $24 net loss primarily related to post-closing adjustments associated with two December 2014 divestitures (see Note F to the Combined Financial Statements); $45 for layoff costs, including the separation of approximately 465 employees; $33 for asset impairments related to prior capitalized costs for an expansion project at a refinery in Australia that is no longer being pursued; a net credit of $1 for other miscellaneous items; $7 for the reversal of a number of small layoff reserves related to prior periods; and $32 related to Corporate restructuring allocated to Alcoa Corporation.

During 2015, management initiated various alumina refining and aluminum smelting capacity curtailments and/or closures. The curtailments were composed of the remaining capacity at all of the following: the São Luís smelter in Brazil (74 kmt-per-year); the Suriname refinery (1,330 kmt-per-year); the Point Comfort, TX refinery (2,010 kmt-per-year); and the Wenatchee, WA smelter (143 kmt-per-year). All of the curtailments were completed in 2015 except for 1,635 kmt-per-year at the Point Comfort refinery, which is expected to be completed by the end of June 2016. The permanent closures were composed of the capacity at the Warrick, IN smelter (269 kmt-per-year) (includes the closure of a related coal mine) and the infrastructure of the Massena East, NY smelter (potlines were previously shut down in both 2013 and 2014 – see 2013 Actions and 2014 Actions below), as the modernization of this smelter is no longer being pursued. The shutdown of the Warrick smelter is expected to be completed by the end of March 2016.

The decisions on the above actions were part of a separate 12-month review in refining (2,800 kmt-per-year) and smelting (500 kmt-per-year) capacity initiated by management in March 2015 for possible curtailment (partial or full), permanent closure or divestiture. While many factors contributed to each decision, in general, these actions were initiated to maintain competitiveness amid prevailing market conditions for both alumina and aluminum. Demolition and remediation activities related to the Warrick smelter and the Massena East location will begin in 2016 and are expected to be completed by the end of 2020.

Separate from the actions initiated under the reviews described above, in mid-2015, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96 kmt-per-year) in Brazil and the Anglesea power station (includes the closure of a related coal mine) in Australia. The entire capacity at

Poços de Caldas had been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum, which led to the initial curtailment, that have not dissipated and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would have been imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014 (see 2014 Actions below).

In 2015, costs related to the shutdown and curtailment actions included asset impairments of $226, representing the write-off of the remaining book value of all related properties, plants, and equipment; $154 for the layoff of approximately 3,100 employees (1,800 in the Primary Metals segment and 1,300 in the Alumina segment), including $30 in pension costs (see Note W to the Combined Financial Statements); accelerated depreciation of $85 related to certain facilities as they continued to operate during 2015; and $222 in other exit costs. Additionally in 2015, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $90, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $222 represent $72 in asset retirement obligations and $85 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in the United States, Brazil, and Australia (includes the rehabilitation of a related coal mine in each of Australia and the United States), and $65 in supplier and customer contract-related costs.

As of December 31, 2015, approximately 740 of the 3,600 employees were separated. The remaining separations for 2015 restructuring programs are expected to be completed by the end of 2016. In 2015, cash payments of $26 were made against layoff reserves related to 2015 restructuring programs.

2014 Actions. In 2014, Alcoa Corporation recorded Restructuring and other charges of $863, which were comprised of the following components: $526 for exit costs related to decisions to permanently shut down and demolish three smelters (see below); a $216 net loss for the divestitures of three operations (see Note F to the Combined Financial Statements); $61 for the temporary curtailment of two smelters and a related production slowdown at one refinery (see below); $33 for asset impairments related to prior capitalized costs for a modernization project at a smelter in Canada that is no longer being pursued; $9 for layoff costs, including the separation of approximately 60 employees; a net charge of $4 for an environmental charge at a previously shut down refinery; $9 primarily for the reversal of a number of layoff reserves related to prior periods; and $23 related to Corporate restructuring allocated to Alcoa Corporation.

In early 2014, management approved the permanent shutdown and demolition of the remaining capacity (84 kmt-per-year) at the Massena East, NY smelter and the full capacity (190 kmt-per-year) at the Point Henry smelter in Australia. The capacity at Massena East was fully shut down by the end of March 2014 and the Point Henry smelter was fully shut down in August 2014. Demolition and remediation activities related to both the Massena East and Point Henry smelters began in late 2014 and are expected to be completed by the end of 2020 and 2018, respectively.

The decisions on the Massena East and Point Henry smelters were part of a 15-month review of 460 kmt of smelting capacity initiated by management in May 2013 (see 2013 Actions below) for possible curtailment. Through this review, management determined that the remaining capacity of the Massena East smelter was no longer competitive and the Point Henry smelter had no prospect of becoming financially viable. Management also initiated the temporary curtailment of the remaining capacity (62 kmt-per-year) at the Poços de Caldas smelter and additional capacity (85 kmt-per-year) at the São Luís smelter, both in Brazil. These curtailments were completed by the end of May 2014. As a result of these curtailments, 200 kmt-per-year of production at the Poços de Caldas refinery was reduced by the end of June 2014.

Additionally, in August 2014, management approved the permanent shutdown and demolition of the capacity (150 kmt-per-year) at the Portovesme smelter in Italy, which had been idle since November 2012. This decision was made because the fundamental reasons that made the Portovesme smelter uncompetitive remained unchanged, including the lack of a viable long-term power solution. Demolition and remediation activities related to the Portovesme smelter will begin in 2016 and are expected to be completed by the end of 2020 (delayed due to discussions with the Italian government and other stakeholders).

In 2014, costs related to the shutdown and curtailment actions included $149 for the layoff of approximately 1,290 employees, including $24 in pension costs (see Note W to the Combined Financial Statements); accelerated depreciation of $146 related to the Point Henry smelter in Australia as they continued to operate during 2014; asset impairments of $150 representing the write-off of the remaining book value of all related properties, plants, and equipment; and $152 in other exit costs. Additionally in 2014, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $55, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $152 represent $87 in asset retirement obligations and $24 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Australia, Italy, and the United States, and $41 in other related costs, including supplier and customer contract-related costs.

As of December 31, 2015, the separations associated with 2014 restructuring programs were essentially complete. In 2015 and 2014, cash payments of $34 and $87, respectively, were made against layoff reserves related to 2014 restructuring programs.

2013 Actions. In 2013, Alcoa Corporation recorded Restructuring and other charges of $712, which were comprised of the following components: $391 related to the resolution of a legal matter (see Government Investigations under Litigation in Note N to the Combined Financial Statements); $244 for exit costs related to the permanent shutdown and demolition of certain structures at three smelter locations (see below); $38 for layoff costs, including the separation of approximately 370 employees, of which 280 relates to a global overhead reduction program; $23 for asset impairments related to the write-off of capitalized costs for projects no longer being pursued due to the market environment; a net charge of $2 for other miscellaneous items; and $14 related to Corporate restructuring allocated to Alcoa Corporation.

In May 2013, management approved the permanent shutdown and demolition of two potlines (capacity of 105 kmt-per-year) that utilize Soderberg technology at the Baie Comeau smelter in Québec, Canada (remaining capacity of 280 kmt-per-year composed of two prebake potlines) and the full capacity (44 kmt-per-year) at the Fusina smelter in Italy. Additionally, in August 2013, management approved the permanent shutdown and demolition of one potline (capacity of 41 kmt-per-year) that utilizes Soderberg technology at the Massena East, NY smelter (remaining capacity of 84 kmt-per-year composed of two Soderberg potlines). The aforementioned Soderberg lines at Baie Comeau and Massena East were fully shut down by the end of September 2013 while the Fusina smelter was previously temporarily idled in 2010. Demolition and remediation activities related to all three facilities began in late 2013 and are expected to be completed by the end of 2016 for Massena East and by the end of 2017 for both Baie Comeau and Fusina.

The decisions on the Soderberg lines for Baie Comeau and Massena East were part of a 15-month review of 460 kmt of smelting capacity initiated by management in May 2013 for possible curtailment, while the decision on the Fusina smelter was in addition to the capacity being reviewed. Factors leading to all three decisions were in general focused on achieving sustained competitiveness and included, among others: lack of an economically viable, long-term power solution (Italy); changed market fundamentals; other existing idle capacity; and restart costs.

In 2013, exit costs related to the shutdown actions included $113 for the layoff of approximately 550 employees (Primary Metals segment), including $78 in pension costs (see Note W to the Combined Financial Statements); accelerated depreciation of $58 (Baie Comeau) and asset impairments of $19 (Fusina and Massena East) representing the write-off of the remaining book value of all related properties, plants, and equipment; and $54 in other exit costs. Additionally in 2013, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value resulting in a charge of $8, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $54 represent $47 in asset retirement obligations and $5 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish these structures, and $2 in other related costs.

As of December 31, 2015, the separations associated with 2013 restructuring programs were essentially complete. In 2015, 2014, and 2013, cash payments of $6, $24, and $23, respectively, were made against layoff reserves related to 2013 restructuring programs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The pretax impact of allocating such charges to segment results would have been as follows:

	2015	2014	2013
Bauxite	$16	$—	$—
Alumina	212	283	10
Aluminum	610	559	296
Cast Products	2	(2)	—
Energy	84	—	—
Rolled Products	9	—	—

Segment total	933	840	306

Corporate	50	23	406

Total restructuring and other charges	$983	$863	$712

Interest Expense—Interest expense was $270 in 2015 compared with $309 in 2014. The decrease of $39, or 12.6%, was largely due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in 2015 (as compared to 2014) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, partially offset by higher interest expense at ParentCo subject to allocation.

Interest expense was $309 in 2014 compared with $305 in 2013. The increase of $4, or 1.3%, was primarily driven by a higher allocation to Alcoa Corporation of ParentCo’s interest expense, due mainly to higher interest expense at ParentCo subject to allocation.

Other Expenses (Income), net— Other expenses, net was $42 in 2015 compared with $58 in 2014. The decrease of $16 was mainly the result of net favorable foreign currency movements ($23) and lower equity losses ($5), partially offset by an unfavorable change in mark-to-market derivative contracts ($13).

Other expenses, net was $58 in 2014 compared with $14 in 2013. The change of $44 was mostly due to an unfavorable change in mark-to-market derivative aluminum contracts ($49) and a higher equity loss related to Alcoa Corporation’s share of the joint venture in Saudi Arabia due to start-up costs of the entire complex, including restart costs for one of the smelter potlines that was previously shut down due to a period of instability. These items were partially offset by a gain on the sale of a mining interest in Suriname ($28).

Income Taxes — Alcoa Corporation’s effective tax rate was 119% (provision on a loss) in 2015 compared with the U.S. federal statutory rate of 35%. The effective tax rate differs from the U.S. federal statutory rate mainly due to U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation, a $141 discrete income tax charge ($107 after noncontrolling interest) for valuation allowances on certain deferred tax assets in Iceland and Suriname (see Income Taxes in Critical Accounting Policies and Estimates below) and a $201 charge for legal matters in Italy (see Restructuring and Other Charges above) that are nondeductible for income tax purposes, and restructuring charges related to the curtailment of a refinery in Suriname (see Restructuring and Other Charges above), a portion for which no tax benefit was recognized.

Alcoa Corporation’s effective tax rate was 451% (provision on a loss) in 2014 compared with the U.S. federal statutory rate of 35%. The effective tax rate differs from the U.S. federal statutory rate mainly due to U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation, restructuring charges related to operations in Italy (no tax benefit) and Australia (benefit at a lower tax rate) (see Restructuring and Other Charges above), a $52 ($31 after noncontrolling interest) discrete income tax charge related to a tax rate change in Brazil (see below), and a $27 ($16 after noncontrolling interest) discrete income tax charge for the remeasurement of certain deferred tax assets of a subsidiary in Spain due to a November 2014 enacted tax rate change (from 30% in 2014 to 28% in 2015, and from 28% to 25% in 2016). These items were somewhat offset by foreign income taxed in lower-rate jurisdictions.

In December 2011, one of Alcoa Corporation’s subsidiaries in Brazil applied for a tax holiday related to its expanded mining and refining operations. During 2013, the application was amended and re-filed and, separately, a similar application was filed for another one of ParentCo’s subsidiaries in Brazil that has significant operations of Alcoa Corporation. The deadline for the Brazilian government to deny the application was July 11, 2014. Since Alcoa Corporation did not receive notice that its applications were denied, the tax holiday took effect automatically on July 12, 2014. As a result, the tax rate for these entities decreased significantly (from 34% to 15.25%), resulting in future cash tax savings over the 10-year holiday period (retroactively effective as of January 1, 2013). Additionally, a portion of the Alcoa Corporation subsidiary’s net deferred tax asset that reverses within the holiday period was remeasured at the new tax rate (the net deferred tax asset of the other entity was not remeasured since it could still be utilized against the subsidiary’s future earnings not subject to the tax holiday). This remeasurement resulted in a decrease to that entity’s net deferred tax asset and a noncash charge to earnings in Alcoa Corporation’s combined statement of operations of $52 ($31 after noncontrolling interest).

Alcoa Corporation’s effective tax rate was 4% in 2013 (provision on a loss) compared with the U.S. federal statutory rate of 35%. The effective tax rate differs from the U.S. federal statutory rate primarily due to a $1,731 impairment of goodwill (see Impairment of Goodwill above), U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation and a $209 charge for a legal matter (see Restructuring and Other Charges above) that are nondeductible for income tax purposes, a $128 discrete income tax charge for valuation allowances on certain deferred tax assets in Spain (see Income Taxes in Critical Accounting Policies and Estimates below), restructuring charges related to operations in Canada (benefit at a lower tax rate) and Italy (no tax benefit) (see Restructuring and Other Charges above).

Management anticipates that the effective tax rate in 2016 will be approximately 60% (provision on a loss). However, changes in the current economic environment, tax legislation or rate changes, currency fluctuations, ability to realize deferred tax assets, and the results of operations in certain taxing jurisdictions may cause this estimated rate to fluctuate.

Noncontrolling Interests—Net income attributable to noncontrolling interests was $124 in 2015 compared with Net loss attributable to noncontrolling interests of $91 in 2014 and Net income attributable to noncontrolling interests of $39 in 2013. These amounts are related to Alumina Limited’s 40% ownership interest in AWAC. In 2015, AWAC generated income compared to a loss in both 2014 and 2013.

In 2015, the change in AWAC’s results was principally due to improved operating results, the absence of restructuring and other charges related to both the permanent shutdown of the Point Henry smelter in Australia (see Restructuring and Other Charges above) and the divestiture of an ownership interest in a mining and refining joint venture in Jamaica (see Alumina in Segment Information below), and the absence of a combined $79 ($32 was noncontrolling interest’s share) discrete income tax charge related to a respective tax rate change in both Brazil and Spain (see Income Taxes above). These positive impacts were somewhat offset by restructuring charges related to the curtailment of both the refinery in Suriname and in Point Comfort, TX and the permanent closure of the Anglesea power station and coal mine (see Restructuring and Other Charges above), an $85 ($34 was noncontrolling interest’s share) discrete income tax charge for a valuation allowance on certain deferred tax assets (see Income Taxes above), and the absence of a $28 gain ($11 was noncontrolling interest’s share) on the sale of a mining interest in Suriname. The improvement in AWAC’s operating results was largely attributable to net favorable foreign currency movements, net productivity improvements, and lower input costs, slightly offset by a lower average realized price (see Alumina in Segment Information below).

In 2014, AWAC generated a smaller loss compared to 2013 mainly driven by the absence of a $384 charge for a legal matter (see below), improved operating results, and a $28 gain ($11 was noncontrolling interest’s share) on the sale of a mining interest in Suriname. These positive impacts were mostly offset by restructuring and other charges associated with both the decision to permanently shut down the Point Henry smelter in Australia (see Restructuring and Other Charges above) and the divestiture of an ownership interest in a mining and refining joint venture in Jamaica (see Alumina in Segment Information below) and a combined $79 ($32 was noncontrolling interest’s share) discrete income tax charge related to a tax rate change in both Brazil and Spain (see Income Taxes above). The improvement in AWAC’s operating results was principally due to net favorable foreign currency movements and net productivity improvements, partially offset by an increase in input costs. Even though AWAC generated an overall loss in both 2014 and 2013, the noncontrolling interest’s share resulted in income in 2013 due to the manner in which the charges and costs related to a legal matter were allocated, as discussed below.

The noncontrolling interest’s share of AWAC’s charge for a legal matter in 2013 and 2012 was $58 (related to the aforementioned $384) and $34 (an $85 charge related to the civil portion of the same legal matter), respectively. In 2012, the $34 was based on the 40% ownership interest of Alumina Limited, while, in 2013, the $58 was based on 15%. The application of a different percentage was due to the criteria in a 2012 allocation agreement between ParentCo and Alumina Limited related to this legal matter being met. Additionally, the $34 charge, as well as costs related to this legal matter, was retroactively adjusted to reflect the terms of the allocation agreement, resulting in a credit to Noncontrolling interests of $41 in 2013. In summary, Noncontrolling interests included a charge of $17 and $34 related to this legal matter in 2013 and 2012, respectively.

Segment Information

Alcoa Corporation is primarily a producer of bauxite, alumina, aluminum ingot, and aluminum sheet. Alcoa Corporation’s segments are organized by product on a worldwide basis. Segment performance under Alcoa Corporation’s management reporting system is evaluated based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Certain items such as the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of discrete tax items, any deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income are excluded from segment ATOI.

Effective January 1, 2015, Alcoa Corporation redefined its operating segments concurrent with an internal reorganization for certain of its businesses. Following this reorganization, Alcoa Corporation’s operations consist of six segments: Bauxite, Alumina, Aluminum, Cast Products, Energy and Rolled Products. Under the applicable reporting guidance, when a Company changes its organizational structure, it should generally prepare its segment information based on the new segments and provide comparative information for related periods. However, in certain instances, changes to the structure of an internal organization could change the composition of its reportable segments and it may not be practical to retrospectively revise prior periods. In connection with the January 1, 2015 reorganization, Alcoa Corporation fundamentally altered the commercial nature of how certain internal businesses transact with each other, moving from a cost-based transfer pricing model to one based on estimated market pricing. As a result, certain operations (such as bauxite mining, aluminum smelting and casting) that had previously been measured and evaluated primarily based on costs incurred were transformed into separate businesses with full profit and loss information. In addition, this reorganization involved converting regional-based management responsibility to global responsibility for each business, which had a further impact on overall cost structures of the segments.

As a result of the significant changes associated with the reorganization (including substantial information system modifications), which were implemented on a prospective basis only, Alcoa Corporation does not have all of the information that would be necessary to present certain segment data, specifically ATOI, income taxes and total assets, for periods prior to 2015. This information is not available to Alcoa Corporation management for its own internal use, and it is impracticable to obtain or generate this information, as underlying commercial transactions between the segments, which are necessary to determine these income-based and asset-based segment measures, did not take place prior to 2015.

The following discussion includes amounts for 2015 related to Alcoa Corporation’s current six segments. In addition, comparative information for 2015, 2014 and 2013 is provided on a supplemental basis for the segments that were in effect for periods prior to 2015: Alumina, Primary Metals and Rolled Products.

ATOI for all segments under the current segment reporting totaled $1,010 in 2015. The following information provides shipments (where appropriate), sales, and ATOI data for each segment, as well as certain production, realized price, and average cost data, for the period ended December 31, 2015. See Note Q to the Consolidated Financial Statements of this information statement for additional information.

Bauxite

2015
Bauxite production (bone dry metric tons, or bdmt), in millions	45.3
Alcoa Corporation’s average cost per bdmt of bauxite*	$19
Third-party sales	$71
Intersegment sales	1,160

Total sales	$1,231

ATOI	$258

*	Includes all production-related costs, including conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

During 2015, mines operated by Alcoa Corporation (owned by Alcoa Corporation and AWAC) produced 38.3 million bdmt and separately mines operated by third parties (with Alcoa Corporation and AWAC equity interests) produced 7.0 million bdmt on a proportional equity basis for a total bauxite production of 45.3 million bdmt.

Based on the terms of its bauxite supply contracts, AWAC bauxite purchases from Mineração Rio do Norte S.A. (MRN) and Compagnie des Bauxites de Guinée (CBG) differ from its proportional equity in those mines. Therefore during 2015, AWAC had access to 47.8 million bdmt of production from its portfolio of mines.

During 2015, AWAC sold 1.5 million bdmt of bauxite to third parties and purchased 0.2 million bdmt from third parties. The bauxite delivered to Alcoa Corporation and AWAC refineries amounted to 46.8 million bdmt during 2015.

Alcoa Corporation is growing its third-party bauxite sales business. During the third quarter of 2015, Alcoa Corporation received permission from the Government of Western Australia to export trial shipments from its Western Australia mines.

In 2016, management will continue to focus on expanding its third-party bauxite business while also leveraging the strategic advantage of it close proximity to its owned refinery operations.

Alumina

2015
Alumina production (kmt)	15,720
Third-party alumina shipments (kmt)	10,755
Alcoa Corporation’s average realized price per metric ton of alumina	$311
Alcoa Corporation’s average cost per metric ton of alumina*	$266
Third-party sales	$3,343
Intersegment sales	1,687

Total sales	$5,030

ATOI	$476

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

In March 2015, Alcoa Corporation initiated a 12-month review of 2,800,000 mtpy in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of Alcoa Corporation’s target to lower its refining operations on the global alumina cost curve to the 21st percentile (currently 23rd) by the end of 2016. As part of this review, in March 2015, Alcoa Corporation decided to curtail 443,000 mtpy (one digester) of capacity at the Suralco refinery; this action was completed by the end of April 2015.

Additionally, in September, Alcoa Corporation decided to curtail the remaining capacity (887,000 mtpy—two digesters) at Suralco; Alcoa Corporation completed it by the end of November 2015 (877,000 mtpy of capacity at Suralco had previously been curtailed). Alcoa Corporation is currently in discussions with the Suriname government to determine the best long-term solution for Suralco due to limited bauxite reserves and the absence of a long-term energy alternative.

During 2015, Alcoa Corporation undertook curtailment of the remaining 2,010,000 mtpy of capacity at the Point Comfort, Texas refinery (295,000 mtpy had previously been curtailed). This action is expected to be completed by the end of June 2016 (375,000 mtpy was completed by the end of December 2015).

In 2016, alumina production will be approximately 2,500 kmt lower, mostly due to the curtailment of the Point Comfort and Suralco refineries. Also, the continued shift towards alumina index and spot pricing is expected to average 85% of third-party smelter-grade alumina shipments. Additionally, net productivity improvements are anticipated.

Aluminum

2015
Aluminum production (kmt)	2,811
Alcoa Corporation’s average cost per metric ton of aluminum*	$1,828
Third-party sales	$14
Intersegment sales	5,092

Total sales	$5,106

ATOI	$1

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

In March 2015, Alcoa Corporation initiated a 12-month review of 500,000 mtpy of smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of Alcoa Corporation’s target to lower its smelting operations on the global aluminum cost curve to the 38th percentile (currently 43rd) by 2016. As part of this review, in March 2015, Alcoa Corporation decided to curtail the remaining capacity (74,000 mtpy) at the Alumar smelter; this action was completed in April 2015.

Separate from the smelting capacity review described above, in June 2015, Alcoa Corporation decided to permanently close the Poços de Caldas smelter (96,000 mtpy) in Brazil effective immediately. The Poços de Caldas smelter had been temporarily idle since May 2014 due to challenging global market conditions for primary aluminum and higher operating costs, which made the smelter uncompetitive. The decision to permanently close the Poços de Caldas smelter was based on the fact that these underlying conditions had not improved.

In November 2015, Alcoa Corporation announced that it would curtail 503,000 mtpy of aluminum smelting capacity amid prevailing market conditions by idling capacity at the Massena West (130,000 mtpy), Intalco (230,000 mtpy) and Wenatchee (143,000 mtpy) smelters. The curtailment of the remaining capacity at Wenatchee was completed by the end of December 2015. Later in November 2015, Alcoa Corporation announced that it had entered into a three-and-a-half year agreement with New York State to increase the competitiveness of the Massena West smelter. As a result, the Massena West smelter will continue to operate.

In January 2016, Alcoa Corporation announced it would delay the curtailment (230,000 mtpy) of its Intalco smelter in Ferndale, Washington until the end of the second quarter of 2016. Recent decreases in energy and raw material costs had made it more cost effective in the near term to keep the smelter operating. In May 2016, Alcoa Corporation announced that it had entered into a one-and-a-half year agreement with the Bonneville Power Administration (BPA) that will help improve the competitiveness of the Intalco smelter. As a result, the smelter will not be curtailed at the end of the second quarter of 2016 as previously announced.

In January 2016, Alcoa Corporation announced that it will permanently close its 269,000 mtpy Warrick Operations smelter in Evansville, Indiana by the end of the first quarter of 2016. The rolling mill and power plant at Warrick Operations will continue to operate.

In 2016, aluminum production and third party sales in the Aluminum segment will be lower reflecting the 2015 curtailment and closure actions.

Cast Products

2015
Third-party aluminum shipments (kmt)	2,957
Alcoa Corporation’s average third party realized price per metric ton of aluminum*	$2,092
Alcoa Corporation’s average cost per metric ton of aluminum**	$2,019
Third-party sales	$6,186
Intersegment sales	46

Total sales	$6,232

ATOI	$110

*	Average realized price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (for example the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (such as billet, slab, rod, etc.) or alloy.

**	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

In 2015, casting production was impacted by smelter curtailments (see Aluminum above). The casthouses associated with the 2015 smelter curtailments were also curtailed with the exception of the Massena West casthouse, which will continue to operate.

In 2016, casting production and third party sales will be lower due to the curtailment of the Wenatchee smelter (see Aluminum above) and lower product premiums and mix.

Energy

2015
Third-party sales (GWh)	6,604
Third-party sales	$426
Intersegment sales	297

Total sales	$723

ATOI	$145

In 2015, third party sales volume of electricity was principally comprised of the Brazil hydro facilities and the Warrick, IN power plant. During the year, management elected to permanently shut down the Anglesea power station and associated coal mine in Victoria, Australia. The power station previously provided electricity to the Pt. Henry smelter.

In 2016, energy sales in Brazil will be negatively impacted (as compared to 2015) by a decline in energy prices and net unfavorable foreign currency movements due to a stronger U.S. dollar against the Brazilian real. The sales volume at Warrick will decline by approximately 40% as a result of the closure of the Warrick smelter.

Rolled Products

2015
Third-party aluminum shipments (kmt)	266
Alcoa’s average realized price per metric ton of aluminum	$3,728
Third-party sales	$993
Intersegment sales	18

Total sales	$1,011

ATOI	$20

In 2015, third-party sales for the Rolled Products segment were impacted by unfavorable pricing, mostly due to a decrease in metal prices (both LME and regional premium components) as well as pricing pressure in the packaging end market.

In 2016, as a result of the planned closure of the Warrick smelter, additional costs are expected to secure alternative metal supply as the Warrick, IN rolling facility transitions to a cold metal rolling mill. Productivity improvements are anticipated to help offset some of these costs.

Reconciliation of ATOI to Combined Net Income (Loss) Attributable to Alcoa Corporation

Items required to reconcile total segment ATOI to combined net income (loss) attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of any discrete tax items, deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income.

The following table reconciles total segment ATOI to combined net (loss) income attributable to Alcoa Corporation:

2015
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI(1)	$1,010
Unallocated amounts:
Impact of LIFO	107
Metal price lag	(30)
Interest expense	(270)
Non-controlling interest (net of tax)	(124)
Corporate expense	(180)
Restructuring and other charges	(983)
Income taxes	(41)
Other	(352)

Combined net loss attributable to Alcoa Corporation	$(863)

(1)	Segment ATOI information is not available for periods prior to 2015 and it is impracticable to obtain.

Segments Prior to 2015

As discussed above, the following information regarding Alcoa Corporation’s segments in effect prior to January 2015 (Alumina, Primary Metals, and Rolled Products) is being provided on a supplemental basis.

ATOI for all segments in effect prior to January 2015 totaled $902 in 2015, $1,018 in 2014, and $275 in 2013. The following information provides shipments (where appropriate), sales, and ATOI data for each segment, as well as certain production, realized price, and average cost data, for each of the three years in the period ended December 31, 2015. See Note Q to the Consolidated Financial Statements included in this information statement for additional information.

Alumina

	2015	2014	2013
Alumina production (kmt)	15,720	16,606	16,618
Third-party alumina shipments (kmt)	10,755	10,652	9,966
Alcoa Corporation’s average realized price per metric ton of alumina	$317	$324	$328
Alcoa Corporation’s average cost per metric ton of alumina*	$237	$282	$295
Third-party sales	$3,455	$3,509	$3,326
Intersegment sales	1,687	1,941	2,235

Total sales	$5,142	$5,450	$5,561

ATOI	$746	$370	$259

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

This segment represents a portion of Alcoa Corporation’s upstream operations and consists of its worldwide refining system. Alumina mines bauxite, from which alumina is produced and then sold directly to external smelter customers, as well as to the Primary Metals segment (see Primary Metals below), or to customers who process it into industrial chemical products. More than half of Alumina’s production is sold under supply contracts to third parties worldwide, while the remainder is used internally by the Primary Metals segment. Alumina produced by this segment and used internally is transferred to the Primary Metals segment at prevailing market prices. A portion of this segment’s third-party sales are completed through the use of agents, alumina traders, and distributors. Generally, the sales of this segment are transacted in U.S. dollars while costs and expenses of this segment are transacted in the local currency of the respective operations, which are the Australian dollar, the Brazilian real, the U.S. dollar, and the euro.

AWAC is an unincorporated global joint venture between ParentCo and Alumina Limited and consists of a number of affiliated entities, which own, or have an interest in, or operate the bauxite mines and alumina refineries within the Alumina segment (except for the Poços de Caldas refinery in Brazil and a portion of the São Luís refinery in Brazil). ParentCo owns 60% and Alumina Limited owns 40% of these individual entities, which are consolidated for purposes of ParentCo’s and Alcoa Corporation’s financial statements and financial reporting. As such, the results and analysis presented for the Alumina segment are inclusive of Alumina Limited’s 40% interest.

In December 2014, AWAC completed the sale of its ownership stake in Jamalco, a bauxite mine and alumina refinery joint venture in Jamaica, to Noble Group Ltd. Jamalco was 55% owned by a subsidiary of AWAC, and, while owned by AWAC, 55% of both the operating results and assets and liabilities of this joint venture were included in the Alumina segment. As it relates to AWAC’s previous 55% ownership stake, the refinery (AWAC’s share of the capacity was 779 kmt-per-year) generated sales (third-party and intersegment) of approximately $200 in 2013, and the refinery and mine combined, at the time of divestiture, had approximately 500 employees. See Restructuring and Other Charges in Results of Operations above.

In 2015, alumina production decreased by 886 kmt compared to 2014. The decline was mostly the result of the absence of production at the Jamalco refinery (see above) and lower production at the Suralco (Suriname—see below) and Poços de Caldas (Brazil—see below) refineries, slightly offset by higher production at the San Ciprian (Spain) and Point Comfort (Texas) refineries.

In March 2015, management initiated a 12-month review of 2,800 kmt in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of management’s target to lower Alcoa Corporation’s refining operations on the global alumina cost curve to the 21st percentile (currently 23rd) by the end of 2016. As part of this review, in 2015, management decided to curtail all of the operating capacity at both the Suralco (1,330 kmt-per-year) and Point Comfort (2,010 kmt-per-year) refineries. The curtailment of the capacity at Suralco was completed by the end of November 2015. Management is currently in discussions with the Suriname government to determine the best long-term solution for Suralco due to limited bauxite reserves and the absence of a long-term energy alternative. The curtailment of the capacity at Point Comfort is expected to be completed by the end of June 2016 (375 kmt-per-year was completed by the end of December 2015). Suralco and Point Comfort have nameplate capacity of 2,207 kmt-per-year and 2,305 kmt-per-year, respectively, of which 877 kmt and 295 kmt, respectively was curtailed prior to the review. See Restructuring and Other Charges in Results of Operations above for a description of the associated charges related to these actions.

In 2014, alumina production decreased by 12 kmt compared to 2013. The decline was mainly driven by lower production at the Poços de Caldas, Jamalco, and San Ciprian refineries, mostly offset by higher production at every other refinery in the global system. The Poços de Caldas refinery started to reduce production in early 2014 in response to management’s decision to fully curtail the Poços de Caldas smelter by the end of May 2014 (see Primary Metals below). As a result, management reduced the alumina production at the Poços de Caldas refinery by approximately 200 kmt-per-year by mid-2014. This reduction was replaced by an increase in production at lower cost refineries within Alcoa’s global system. Additionally, the decrease at the refinery in Jamaica was due to the absence of production for one month as a result of the sale of the ownership stake in Jamalco (see above).

Third-party sales for the Alumina segment decreased 2% in 2015 compared with 2014, largely attributable to a 2% decline in average realized price, somewhat offset by a 1% increase in volume. The change in average realized price was mostly driven by a decrease in both the average alumina index/spot price and average LME-based price, somewhat offset by a higher percentage (75% compared to 68%) of smelter-grade alumina shipments linked to an alumina index/spot price instead of an LME-based price.

Third-party sales for this segment improved 6% in 2014 compared with 2013, primarily related to a 7% improvement in volume.

Intersegment sales for the Alumina segment declined 13% in both 2015 compared with 2014 and 2014 compared with 2013. The decrease in both periods was mostly the result of lower demand from the Primary Metals segment, as a result of the closure, curtailment or divestiture of a number of smelters (see Primary Metals below), and a lower average realized price.

ATOI for the Alumina segment increased $376 in 2015 compared with 2014, mainly caused by net favorable foreign currency movements due to a stronger U.S. dollar, especially against the Australian dollar and Brazilian real; net productivity improvements; and lower input costs, including natural gas, fuel oil, and transportation, all of which were slightly offset by higher labor and maintenance costs. These positive impacts were slightly offset by the previously mentioned lower average realized price and the absence of a gain on the sale of a mining interest in Suriname ($18).

ATOI for this segment improved $111 in 2014 compared with 2013, mostly due to net favorable foreign currency movements due to a stronger U.S. dollar, especially against the Australian dollar, net productivity improvements, and a gain on the sale of a mining interest in Suriname ($18). These positive impacts were partially offset by higher input costs, including natural gas (particularly higher prices in Australia), bauxite (mainly due to a new mining site in Suriname), and labor and maintenance, all of which were somewhat offset by lower costs for caustic; and a higher equity loss due to start-up costs of the bauxite mine and refinery in Saudi Arabia.

Primary Metals

	2015	2014	2013
Aluminum production (kmt)	2,811	3,125	3,550
Third-party aluminum shipments (kmt)	2,961	3,261	3,481
Alcoa Corporation’s average realized price per metric ton of aluminum*	$2,092	$2,396	$2,280
Alcoa Corporation’s average cost per metric ton of aluminum**	$2,064	$2,252	$2,201
Third-party sales	$6,737	$8,601	$8,191
Intersegment sales	532	614	610

Total sales	$7,269	$9,215	$8,801

ATOI	$136	$627	$(36)

*	Average realized price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (for example the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (such as billet, slab, rod, etc.) or alloy.

**	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation and amortization; and plant administrative expenses.

This segment represents a portion of Alcoa Corporation’s upstream operations and consists of its worldwide smelting system. Primary Metals purchases alumina, mostly from the Alumina segment (see Alumina above), from which primary aluminum is produced and then sold directly to external customers and traders, as well as to Arconic. Results from the sale of aluminum powder, scrap, and excess energy are also included in this segment. Primary aluminum produced by Alcoa Corporation and sold to Arconic is sold at prevailing market prices. The sale of primary aluminum represents approximately 90% of this segment’s third-party sales. Generally, the sales of this segment are transacted in U.S. dollars while costs and expenses of this segment are transacted in the local currency of the respective operations, which are the U.S. dollar, the euro, the Norwegian kroner, Icelandic krona, the Canadian dollar, the Brazilian real, and the Australian dollar.

In November 2014, Alcoa Corporation completed the sale of an aluminum rod plant located in Bécancour, Québec, Canada to Sural Laminated Products. This facility takes molten aluminum and shapes it into the form of a rod, which is used by customers primarily for the transportation of electricity. While owned by Alcoa Corporation, the operating results and assets and liabilities of this plant were included in the Primary Metals segment. In conjunction with this transaction, Alcoa Corporation entered into a multi-year agreement with Sural Laminated Products to supply molten aluminum for the rod plant. The aluminum rod plant generated sales of approximately $200 in 2013 and, at the time of divestiture, had approximately 60 employees. See Restructuring and Other Charges in Results of Operations above.

In December 2014, Alcoa Corporation completed the sale of its 50.33% ownership stake in the Mt. Holly smelter located in Goose Creek, South Carolina to Century Aluminum Company. While owned by Alcoa Corporation, 50.33% of both the operating results and assets and liabilities related to the smelter were included in the Primary Metals segment. As it relates to Alcoa Corporation’s previous 50.33% ownership stake, the smelter (Alcoa Corporation’s share of the capacity was 115 kmt-per-year) generated sales of approximately $280 in 2013 and, at the time of divestiture, had approximately 250 employees. See Restructuring and Other Charges in Results of Operations above.

At December 31, 2015, Alcoa Corporation had 778 kmt of idle capacity on a base capacity of 3,401 kmt. In 2015, idle capacity increased 113 kmt compared to 2014, mostly due to the curtailment of 217 kmt combined at a smelter in each the United States and Brazil, partially offset by the permanent closure of the Poços de Caldas smelter in Brazil (96 kmt-per-year). Base capacity declined 96 kmt between December 31, 2015 and 2014 due to the previously mentioned permanent closure of the Poços de Caldas smelter. A detailed description of each of these actions follows below.

At December 31, 2014, Alcoa Corporation had 665 kmt of idle capacity on a base capacity of 3,497 kmt. In 2014, idle capacity increased 10 kmt compared to 2013 due to the curtailment of 159 kmt combined at two smelters in Brazil, mostly offset by the permanent closure of the Portovesme smelter in Italy (150 kmt-per-year). Base capacity declined 540 kmt between December 31, 2014 and 2013 due to the permanent closure of both a smelter in Australia and two remaining potlines at a smelter in the United States (274 kmt combined), the previously mentioned permanent closure of the Portovesme smelter, and the sale of Alcoa Corporation’s ownership stake in the Mt. Holly smelter (see above). A detailed description of each of these actions follows below.

In March 2015, Alcoa Corporation initiated a 12-month review of 500,000 mtpy of smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of Alcoa Corporation’s target to lower its smelting operations on the global aluminum cost curve to the 38th percentile (currently 43rd) by 2016. As part of this review, in March 2015, Alcoa Corporation decided to curtail the remaining capacity (74,000 mtpy) at the Alumar smelter; this action was completed in April 2015.

In November 2015, Alcoa Corporation announced that it would curtail 503,000 mtpy of aluminum smelting capacity amid prevailing market conditions by idling capacity at the Massena West (130,000 mtpy), Intalco (230,000 mtpy) and Wenatchee (143,000 mtpy) smelters. The curtailment of the remaining capacity at

Wenatchee was completed by the end of December 2015. Later in November 2015, Alcoa Corporation announced that it had entered into a three-and-a-half year agreement with New York State to increase the competitiveness of the Massena West smelter. As a result, the Massena West smelter will continue to operate.

In January 2016, Alcoa Corporation announced it would delay the curtailment (230,000 mtpy) of its Intalco smelter in Ferndale, Washington until the end of the second quarter of 2016. Recent decreases in energy and raw material costs had made it more cost effective in the near term to keep the smelter operating. In May 2016, Alcoa Corporation announced that it had entered into a one-and-a-half year agreement with the Bonneville Power Administration (BPA) that will help improve the competitiveness of the Intalco smelter. As a result, the smelter will not be curtailed at the end of the second quarter of 2016 as previously announced.

In January 2016, Alcoa Corporation announced that it will permanently close its 269,000 mtpy Warrick Operations smelter in Evansville, Indiana, which was completed by the end of the first quarter of 2016. The rolling mill and power plant at Warrick Operations will continue to operate.

Separate from the 2015 smelting capacity review described above, in June 2015, management approved the permanent closure of the Poços de Caldas smelter effective immediately. The Poços de Caldas smelter had been temporarily idle since May 2014 (see below) due to challenging global market conditions for primary aluminum and higher operating costs, which made the smelter uncompetitive. The decision to permanently close the Poços de Caldas smelter was based on the fact that these underlying conditions had not improved.

In May 2013, management initiated a 15-month review of 460 kmt in smelting capacity for possible curtailment. This review was aimed at maintaining Alcoa Corporation’s competitiveness despite falling aluminum prices and focused on the highest-cost smelting capacity and those plants that have long-term risk due to factors such as energy costs or regulatory uncertainty. In 2014, an additional 250 kmt of smelting capacity was included in the review. In summary, under this review, management approved the closure of 146 kmt-per-year and 274 kmt-per-year and the curtailment of 131 kmt-per-year and 159 kmt-per-year in 2013 and 2014, respectively. The following is a description of each action.

Also in May 2013, management approved the permanent closure of two potlines (105 kmt-per-year) that utilize Soderberg technology at the Baie Comeau smelter in Quebec, Canada. Additionally, in August 2013, management approved the permanent closure of one potline (41 kmt-per-year) that utilizes Soderberg technology at the Massena East, NY smelter. The shutdown of these three lines was completed by the end of September 2013. The Baie Comeau smelter has a remaining capacity of 280 kmt-per-year composed of two prebake potlines and the Massena East smelter had a remaining capacity of 84 kmt-per-year composed of two Soderberg potlines (see below).

Additionally, in August 2013, management decided to curtail 97 kmt-per-year at the São Luís smelter and 31 kmt-per-year at the Poços de Caldas smelter. This action was also completed by the end of September 2013. An additional 3 kmt-per-year was curtailed at the Poços de Caldas smelter by the end of 2013.

In January 2014, management approved the permanent closure of the remaining capacity (84 kmt-per-year) at the Massena East smelter, which represented two Soderberg potlines that were no longer competitive. This shutdown was completed by the end of March 2014. In February 2014, management approved the permanent closure of the Point Henry smelter (190 kmt-per-year) in Australia. This decision was made as management determined that the smelter had no prospect of becoming financially viable. The shutdown of the Point Henry smelter was completed in August 2014.

Also, in March 2014, management decided to curtail the remaining capacity (62 kmt-per-year) at the Poços de Caldas smelter and additional capacity (85 kmt-per-year) at the São Luís smelter. The curtailment of this capacity was completed by the end of May 2014. An additional 12 kmt-per-year was curtailed at the São Luís smelter during the remainder of 2014.

Separate from the 2013-2014 smelting capacity review described above, in June 2013, management approved the permanent closure of the Fusina smelter (44 kmt-per-year) in Italy as the underlying conditions that led to the idling of the smelter in 2010 had not fundamentally changed, including low aluminum prices and the lack of an economically viable, long-term power solution. In August 2014, management approved the permanent closure of the Portovesme smelter, which had been idle since November 2012. This decision was made because the fundamental reasons that made the Portovesme smelter uncompetitive remained unchanged, including the lack of a viable long-term power solution.

See Restructuring and Other Charges in Results of Operations above for a description of the associated charges related to all of the above actions in 2015, 2014, and 2013.

In 2015, aluminum production declined by 314 kmt, mainly the result of the absence of and/or lower production at the combined four smelters (Point Henry, São Luís, Massena East, and Poços de Caldas) impacted by the 2014 and 2015 capacity reviews and at the smelter divested in 2014 (Mt. Holly), all of which is described above.

In 2014, aluminum production decreased by 425 kmt, mostly due to lower production at the five smelters (São Luís, Massena East, Point Henry, Baie Comeau, and Poços de Caldas) impacted by the 2013-2014 capacity review described above.

Third-party sales for the Primary Metals segment declined 22% in 2015 compared with 2014, primarily due to a 13% drop in average realized price; lower sales to Arconic locations (approximately $700) following the divestiture or closure of several rolling mills in December 2014; the absence of sales (approximately $585) from five smelters and a rod mill that were closed, curtailed or divested in 2014; and lower energy sales in Brazil, due to both a decrease in energy prices and a weaker Brazilian real. These negative impacts were slightly offset by higher volume in the remaining smelter portfolio. The change in average realized price was largely attributable to a 10% lower average LME price (on 15-day lag) and lower regional premiums, which dropped by an average of 39% in the United States and Canada and 44% in Europe.

Third-party sales for the Primary Metals segment increased 5% in 2014 compared with 2013, mainly due to higher energy sales in Brazil resulting from excess power due to curtailed smelter capacity, and a 8% increase in average realized price, mostly offset by lower volumes, including from the five smelters impacted by the 2013 and 2014 capacity reductions. The change in average realized price was driven by higher regional premiums, which increased by an average of 84% in the United States and Canada and 56% in Europe.

ATOI for the Primary Metals segment decreased $491 in 2015 compared with 2014, primarily caused by both the previously mentioned lower average realized aluminum price and lower energy sales, higher energy costs (mostly in Spain as the 2014 interruptibility rights were more favorable than the 2015 structure), and an unfavorable impact related to the curtailment of the São Luís smelter. These negative impacts were somewhat offset by net favorable foreign currency movements due to a stronger U.S. dollar against most major currencies, net productivity improvements, the absence of a write-off of inventory related to the permanent closure of the Portovesme, Point Henry, and Massena East smelters ($44), and a lower equity loss related to the joint venture in Saudi Arabia, including the absence of restart costs for one of the potlines that was previously shut down due to a period of instability.

ATOI for this segment climbed $663 in 2014 compared with 2013, principally related to a higher average realized aluminum price; the previously mentioned energy sales in Brazil; net productivity improvements; net favorable foreign currency movements due to a stronger U.S. dollar against all major currencies; lower costs for carbon and alumina; and the absence of costs related to a planned maintenance outage in 2013 at a power plant in Australia. These positive impacts were slightly offset by an unfavorable impact associated with the 2013 and 2014 capacity reductions described above, including a write-off of inventory related to the permanent closure of the Portovesme, Point Henry, and Massena East smelters ($44), and higher energy costs (particularly in Spain), labor, and maintenance.

Rolled Products

	2015	2014	2013
Third-party aluminum shipments (kmt)	266	257	261
Alcoa Corporation’s average realized price per metric ton of aluminum	$3,728	$4,012	$4,043
Third-party sales	$993	$1,033	$1,055
ATOI	$20	$21	$52

This segment represents Alcoa Corporations’s rolling operations in Warrick, Indiana and the investment in the Ma’aden rolling mill. Most of the third-party shipments in this segment consist of sheet sold directly to customers in the packaging end market for the production of aluminum cans (beverage, food, and pet food). Seasonal increases in can sheet sales are generally experienced in the second and third quarters of the year, and a significant amount of sales of sheet is to a relatively small number of customers. Generally, the sales and costs and expenses of this segment are transacted in the local currency of the respective operations, which are mostly the U.S. dollar.

Third-party sales for the Rolling segment declined 4% in 2015 compared with 2014, primarily driven by unfavorable pricing, mostly due to a decrease in metal prices (both LME and regional premium components).

Third-party sales for this segment decreased 2% in 2014 compared with 2013, principally by unfavorable price/product mix.

ATOI for the Rolling segment decreased $1 in 2015 compared with 2014, primarily attributable to unfavorable price/product mix, largely the result of overall pricing pressure in the global can sheet packaging end market.

ATOI for this segment declined $31 in 2014 compared with 2013, mainly the result of unfavorable price/product mix and a larger equity loss due to start-up costs related to the rolling mill at the joint venture in Saudi Arabia.

Reconciliation of ATOI to Combined Net Income (Loss) Attributable to Alcoa Corporation

Items required to reconcile total segment ATOI to combined net income (loss) attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of any discrete tax items, deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income.

The following table reconciles total segment ATOI to combined net (loss) income attributable to Alcoa Corporation:

	2015	2014	2013
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI	$902	$1,018	$275
Unallocated amounts:
Impact of LIFO	107	4	19
Metal price lag	(30)	15	(5)
Interest expense	(270)	(309)	(305)
Non-controlling interest (net of tax)	(124)	91	(39)
Corporate expense	(180)	(208)	(204)
Impairment of goodwill	—	—	(1,731)
Restructuring and other charges	(983)	(863)	(712)
Income taxes	(96)	110	(108)
Other	(189)	(114)	(99)

Combined net loss attributable to Alcoa Corporation	$(863)	$(256)	$(2,909)

The significant changes in the reconciling items between total segment ATOI and combined net income (loss) attributable to Alcoa Corporation for 2015 compared with 2014 consisted of:

•	a change in the Impact of LIFO, mostly due to lower prices for both aluminum, driven by both lower base metal prices (LME) and regional premiums, and alumina (decrease in price at December 31, 2015 indexed to December 31, 2014 compared to an increase in price at December 31, 2014 indexed to December 31, 2013);

•	a change in Metal price lag, the result of lower prices for aluminum;

•	a decrease in Interest expense, principally due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in 2015 (as compared to 2014) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, partially offset by higher interest expense at ParentCo;

•	a change in Noncontrolling interests, due to the change in results of AWAC, primarily driven by improved operating results and lower restructuring and other charges related to a number of portfolio actions (e.g. capacity reductions and a divestiture), slightly offset by the absence of a gain on the sale of a mining interest in Suriname ($11 was noncontrolling interest’s share);

•	a decline in Corporate expense, largely attributable to decreases in various expenses, partially offset by expenses related to the planned Separation ($12);

•	an increase in Restructuring and other charges, mostly the result of a charge for legal matters in Italy, partially offset by lower restructuring and other charges associated with a number of portfolio actions (e.g. capacity reductions and divestitures);

•	an unfavorable change in Income taxes, primarily due to the reversal in 2015 of the income tax benefit on U.S. operating losses reflected in ATOI (as compared to the reversal in 2014 of the income tax cost on U.S. operating income reflected in ATOI) and higher discrete tax charges ($62) as compared to 2014, primarily associated with valuation allowance adjustments on certain deferred tax assets in Suriname and Iceland that were higher than 2014’s discrete tax charges associated with tax rate changes in Brazil and Spain; and

•	a change in Other, primarily due to write-downs of inventories related to various shutdown and curtailment actions ($90).

The significant changes in the reconciling items between total segment ATOI and combined net (loss) income attributable to Alcoa Corporation for 2014 compared with 2013 consisted of:

•	a change in the Impact of LIFO, mostly due to the absence in 2014 of a partial liquidation of lower-cost LIFO inventory base ($11) that happened in 2013;

•	a change in Metal price lag, the result of higher prices for aluminum;

•	a change in Noncontrolling interests, due to the change in results of AWAC, mainly driven by restructuring and other charges associated with both the decision to permanently shut down the Point Henry smelter in Australia and the divestiture of an ownership interest in a mining and refining joint venture in Jamaica and a discrete income tax charge related to a tax rate change in both Brazil and Spain ($32 combined was noncontrolling interest’s share), partially offset by improved operating results, the absence of a charge for a legal matter ($17 was noncontrolling interest’s share) and a gain on the sale of a mining interest in Suriname ($11 was noncontrolling interest’s share);

•	an increase in Restructuring and other charges, principally caused by higher costs related to decisions to permanently divest, shut down and/or temporarily curtail refinery and smelter capacity, partially offset by the absence of a charge for a legal matter $391; and

•	a favorable change in Income taxes, primarily due to the reversal in 2014 of the income tax cost on U.S. operating income reflected in ATOI (as compared to the reversal in 2013 of the income tax benefit on U.S. operating losses reflected in ATOI) and lower discrete tax charges ($49), primarily due to 2014 discrete tax charges associated with tax rate changes in Brazil and Spain being lower than the 2013 valuation allowance adjustments on certain deferred tax assets in Spain.

Environmental Matters

See the Environmental Matters section of Note N to the Combined Financial Statements of Alcoa Corporation in this information statement.

Liquidity and Capital Resources

Historically, ParentCo has provided capital, cash management and other treasury services to Alcoa Corporation. ParentCo will continue to provide these services to Alcoa Corporation until the separation is consummated. Only cash amounts specifically attributable to Alcoa Corporation are reflected in the Combined Financial Statements of Alcoa Corporation. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

Alcoa Corporation’s primary future cash needs will be centered on operating activities, including working capital, as well as recurring and strategic capital expenditures. Following the separation, Alcoa Corporation’s capital structure and sources of liquidity will change significantly from its historical capital structure. A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation, including a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1,500 and $1,250 of senior notes. Please refer to the “The Separation and Distribution”, “Capitalization” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections included elsewhere in this information statement for additional information regarding the capital structure of Alcoa Corporation following the distribution.

Following the separation, Alcoa Corporation will no longer participate in capital management with ParentCo, rather Alcoa Corporation’s ability to fund its cash needs will depend on its ongoing ability to generate and raise cash in the future. Although we believe that our future cash from operations, together with our access to capital markets, will provide adequate resources to fund our operating and investing needs, our access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) our credit rating; (ii) the liquidity of the overall capital markets; and (iii) the current state of the economy and commodity markets. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See “Risk Factors” for a further discussion.

ParentCo has an arrangement with several financial institutions to sell certain customer receivables without recourse on a revolving basis. The sale of such receivables is completed through the use of a bankruptcy-remote special-purpose entity, which is a consolidated subsidiary of ParentCo. In connection with this arrangement, certain of Alcoa Corporation’s customer receivables are sold on a revolving basis to this bankruptcy-remote subsidiary of ParentCo; these sales are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

In addition, ParentCo participates in several accounts payable settlement arrangements with certain vendors and third-party intermediaries. These arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date and ParentCo makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. In connection with these arrangements, certain of Alcoa Corporation’s accounts payable are settled, at the vendor’s request, before the scheduled payment date; these settlements are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

Management intends to seek similar arrangements for Alcoa Corporation regarding the potential sale of certain customer receivables and settlement of accounts payable upon separation. However, there can be no assurance that we will be able to establish such arrangements on terms acceptable to it.

Cash from Operations

Cash provided from operations in 2015 was $875 compared with $842 in 2014. The increase of $33 was due to a positive change associated with working capital of $500 and lower pension contributions of $85, mostly offset by a negative change in noncurrent assets of $324 (largely due to a pre-payment in connection with a gas supply agreement—see below) and lower operating results (net loss plus net add-back for noncash transactions in earnings),

The components of the positive change in working capital were as follows:

•	a favorable change of $221 and $338 in receivables and inventory, respectively, mostly driven by lower alumina and aluminum prices, as well as the impact of closures and curtailments;

•	a favorable change of $79 in prepaid expenses and other current assets;

•	a negative change of $266 in accounts payable, trade, principally the result of timing of payments;

•	a positive change of $93 in accrued expenses; and

•	a positive change of $35 in taxes, including income taxes.

On April 8, 2015, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), which is part of AWAC, secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement require a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of the completion of the third-party acquisition and the second installment of $200 will be made in April 2016 (previously was scheduled in January 2016).

Cash provided from operations in 2014 was $842 compared with $452 in 2013. The increase of $390 was due primarily to higher operating results (net income plus net add-back for noncash transactions in earnings), partially offset by a negative change associated with working capital of $494 and higher pension contributions of $26.

The components of the negative change in working capital were as follows:

•	an unfavorable change of $29 in receivables, primarily related to higher customer sales;

•	a negative change of $162 in inventories;

•	an unfavorable change of $20 in prepaid expenses and other current assets;

•	a negative change of $109 in accounts payable, trade, principally the result of timing of payments; and

•	a negative change of $163 in taxes, including income taxes, mostly driven by higher pre-tax income.

The higher pension contributions of $26 were principally driven by special termination benefits for employees affected by the 2013 shutdown of capacity at a smelter in Canada.

In 2014, Alcoa World Alumina LLC, a majority-owned subsidiary of Alcoa Corporation, paid a combined $88 to the United States government due to the resolution of a legal matter (paid on January 22, 2014). Additionally, another $74 was paid in 2015 and will be paid in each of the three subsequent years, 2016 (paid in January 2016) through 2018.

Financing Activities

Cash used for financing activities was $162 in 2015 compared with $444 in 2014 and cash provided from financing activities of $429 in 2013, primarily reflecting net cash activity between Alcoa Corporation and ParentCo. Other financing activities during 2015, 2014 and 2013, included payments on debt of $24, $36 and $41, respectively, and net cash paid to the noncontrolling interest in AWAC, Alumina Limited, of $104, $77 and $98, respectively.

Investing Activities

Cash used for investing activities was $384 in 2015 compared with $338 in 2014 and $802 in 2013.

The use of cash in 2015 was mainly due to $391 in capital expenditures (includes costs related to environmental control in new and expanded facilities of $122), 7% of which related to growth projects and $63 in additions to investments, including $29 related to the aluminum complex joint venture in Saudi Arabia. These items were somewhat offset by $70 in proceeds from the sale of assets, including a land sale in the United States, plus post-closing adjustments related to an ownership stake in a smelter, and an ownership stake in a bauxite mine/alumina refinery divested in 2014.

The use of cash in 2014 was principally due to $444 capital expenditures (includes costs related to environmental control in new and expanded facilities of $120), 2% of which related to growth projects; and $145 in additions to investments, including equity contributions of $120 related to the aluminum complex joint venture in Saudi Arabia. These items were slightly offset by $223 in proceeds from the sale of assets and businesses, largely attributable to the sale of an ownership stake in a bauxite mine and refinery in Jamaica (see Alumina in Segment Information above), and an ownership stake in a smelter in the United States (see Primary Metals in Segment Information above); and $28 in sales of investments related to the sale of a mining interest in Suriname.

The use of cash in 2013 was primarily due to $567 in capital expenditures (includes costs related to environmental control in new and expanded facilities of $138), 12% of which related to growth projects, and $242 in additions to investments, including equity contributions of $171 related to the aluminum complex joint venture in Saudi Arabia.

Contractual Obligations and Off-Balance Sheet Arrangements

Following the separation, Alcoa Corporation’s capital structure and sources of liquidity will differ from our historical capital structure. A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation, including a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1,500 and $1,250 of senior notes. Please refer to the “The Separation and Distribution”, “Capitalization” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections included elsewhere in this information statement for additional information regarding the capital structure of Alcoa Corporation following the distribution.

Following the separation, Alcoa Corporation will no longer participate in cash management and intercompany funding arrangements with ParentCo. Our ability to fund our operating and capital needs will depend on our ability to generate cash from operations and access capital markets. The following table and discussion summarize our contractual obligations as of December 31, 2015, that may have an impact on liquidity and cash flows in future periods.

Contractual Obligations. Alcoa Corporation is required to make future payments under various contracts, including long-term purchase obligations, financing arrangements, and lease agreements. Alcoa Corporation also has commitments to fund its pension plans, provide payments for other postretirement benefit plans, and fund capital projects. As of December 31, 2015, a summary of Alcoa Corporation’s outstanding contractual obligations is as follows (these contractual obligations are grouped in the same manner as they are classified in the Statement of Combined Cash Flows in order to provide a better understanding of the nature of the obligations and to provide a basis for comparison to historical information):

	Total	2016	2017- 2018	2019- 2020	Thereafter
Operating activities:
Energy-related purchase obligations	$16,497	$1,279	$2,105	$2,007	$11,106
Raw material purchase obligations	6,231	1,236	981	654	3,360
Other purchase obligations	1,278	159	313	314	492
Operating leases	389	107	133	93	56
Interest related to total debt	114	15	27	22	50
Estimated minimum required pension funding	262	51	105	106	—
Other postretirement benefit payments	47	5	8	10	24
Layoff and other restructuring payments	152	138	14	—	—
Deferred revenue arrangements	92	8	16	16	52
Uncertain tax positions	29	—	—	—	29

Financing activities:
Total debt	225	18	33	30	144

Investing activities:
Capital projects	394	222	135	37	—
Equity contributions	10	10	—	—	—

Totals	$25,720	$3,248	$3,870	$3,289	$15,313

Obligations for Operating Activities

Energy-related purchase obligations consist primarily of electricity and natural gas contracts with expiration dates ranging from 1 year to 32 years. Raw material obligations consist mostly of bauxite (relates to Alcoa Corporation’s bauxite mine interests in Guinea and Brazil), caustic soda, alumina, aluminum fluoride, calcined petroleum coke, and cathode blocks with expiration dates ranging from less than 1 year to 18 years. Other purchase obligations consist principally of freight for bauxite and alumina with expiration dates ranging from 1 to 16 years. Many of these purchase obligations contain variable pricing components, and, as a result, actual cash payments may differ from the estimates provided in the preceding table. Operating leases represent multi-year obligations for certain land and buildings, alumina refinery process control technology, plant equipment, vehicles, and computer equipment.

Interest related to total debt is based on interest rates in effect as of December 31, 2015 and is calculated on debt with maturities that extend to 2031. As the contractual interest rates for certain debt are variable, actual cash payments may differ from the estimates provided in the preceding table.

Estimated minimum required pension funding and postretirement benefit payments for the Direct Plans are based on actuarial estimates using current assumptions for discount rates, long-term rate of return on plan assets, rate of compensation increases, and health care cost trend rates, among others. The minimum required contributions for pension funding are estimated to be $51 for 2016, $52 for 2017, and $53 for each of 2018, 2019, and 2020. Other postretirement benefit payments are expected to approximate $5 annually for years 2016 through 2025. Alcoa Corporation has determined that it is not practicable to present pension funding and other postretirement benefit payments beyond 2020 and 2025, respectively.

In addition, in connection with the separation, the Shared Plans are being separated; Alcoa Corporation will be the sponsor of new defined benefit pension and other postretirement benefit plans and assume the associated unfunded obligations. For additional information, please refer to the “Unaudited Pro Forma Combined Condensed Financial Statements” section included elsewhere in this information statement.

Layoff and other restructuring payments expected to be paid within one year mostly relate to severance costs. Amounts scheduled to be paid beyond one year are related to ongoing site remediation work and special separation benefit payments.

Deferred revenue arrangements require Alcoa Corporation to deliver alumina to a certain customer over the specified contract period (through 2027). While this obligation is not expected to result in cash payments, it represents a contractual obligation for which Alcoa Corporation would be obligated if the specified product deliveries could not be made.

Uncertain tax positions taken or expected to be taken on an income tax return may result in additional payments to tax authorities. The amount in the preceding table includes interest and penalties accrued related to such positions as of December 31, 2015. The total amount of uncertain tax positions is included in the “Thereafter” column as ParentCo is not able to reasonably estimate the timing of potential future payments. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

Obligations for Financing Activities

Total debt amounts in the preceding table represent the principal amounts of all outstanding debt, including short-term borrowings and long-term debt. Maturities for long-term debt extend to 2031.

A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation, including a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1,500 and $1,250 of senior notes. Please refer to “The Separation and Distribution”, “Capitalization” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections included elsewhere in this information statement for additional information regarding the capital structure of Alcoa Corporation following the separation.

Obligations for Investing Activities

Capital projects in the preceding table only include amounts approved by management as of December 31, 2015. Funding levels may vary in future years based on anticipated construction schedules of the projects. It is expected that significant expansion projects will be funded through various sources, including cash provided from operations. Total capital expenditures are anticipated to be approximately $425 in 2016.

Equity contributions represent Alcoa Corporation’s committed investment related to a joint venture in Saudi Arabia. Alcoa Corporation is a participant in a joint venture to develop a new aluminum complex in Saudi Arabia, comprised of a bauxite mine, alumina refinery, aluminum smelter, and rolling mill, which requires Alcoa Corporation to contribute approximately $1,100. As of December 31, 2015, Alcoa Corporation has made equity contributions of $981. Based on changes to both the project’s capital investment and equity and debt structure from the initial plans, the estimated $1,100 equity contribution may be reduced. The timing of the amounts included in the preceding table may vary based on changes in anticipated construction schedules of the project.

Off-Balance Sheet Arrangements. At December 31, 2015, Alcoa Corporation has maximum potential future payments for guarantees issued on behalf of a third party of $478. These guarantees expire at various times between 2017 and 2024 and relate to project financing for the aluminum complex in Saudi Arabia. Alcoa Corporation also has outstanding bank guarantees related to environmental obligations, workers compensation, tax matters, outstanding debt, and energy contracts, among others. The total amount committed under these guarantees, which expire at various dates between 2016 and 2017 was $190 at December 31, 2015.

Alcoa Corporation has outstanding letters of credit primarily related to energy contracts (including $200 related to an expected prepayment under a gas supply contract that was made in April 2016). The total amount committed under these letters of credit, which automatically renew or expire at various dates, mostly in 2016, was $363 at December 31, 2015. Alcoa Corporation also has outstanding surety bonds primarily related to contract performance, workers compensation, environmental-related matters, and customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2016, was $43 at December 31, 2015.

Critical Accounting Policies and Estimates

Basis of Presentation. The preparation of the Combined Financial Statements of Alcoa Corporation in accordance with accounting principles generally accepted in the United States of America requires management to make certain judgments, estimates, and assumptions regarding uncertainties that affect the amounts reported in the Combined Financial Statements of Alcoa Corporation and disclosed in the accompanying Notes. Areas that require significant judgments, estimates, and assumptions include accounting for derivatives and hedging activities; environmental and litigation matters; asset retirement obligations; the testing of goodwill, equity investments, and properties, plants, and equipment for impairment; estimating fair value of businesses to be divested; pension plans and other postretirement benefits obligations; stock-based compensation; and income taxes. The Combined Financial Statements of Alcoa Corporation include the accounts of Alcoa Corporation and companies in which Alcoa Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which Alcoa Corporation has significant influence but does not have effective control. Investments in affiliates in which Alcoa Corporation cannot exercise significant influence are accounted for on the cost method.

Management uses historical experience and all available information to make these judgments, estimates, and assumptions, and actual results may differ from those used to prepare the Combined Financial Statements of Alcoa Corporation at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Combined Financial Statements of Alcoa Corporation and accompanying Notes provide a meaningful and fair perspective of Alcoa Corporation.

A summary of Alcoa Corporation’s significant accounting policies is included in Note A to the Combined Financial Statements of Alcoa Corporation in this information statement. Management believes that the application of these policies on a consistent basis enables Alcoa Corporation to provide the users of the Combined Financial Statements of Alcoa Corporation with useful and reliable information about Alcoa Corporation’s operating results and financial condition.

Corporate Expense Allocation. The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development (“R&D”) activities. These general corporate expenses are included in the combined statement of operations within Cost of goods sold, Research and development expenses, and Selling, general administrative and other expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic.

All external debt not directly attributable to Alcoa Corporation has been excluded from the combined balance sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense.

The following table reflects the allocations of those detailed above:

	Amount allocated to Alcoa Corporation
	2015	2014	2013
Cost of goods sold(1)	$93	$76	$109
Selling, general administrative, and other expenses	146	158	154
Research and development expenses	17	21	16
Provision for depreciation, depletion, and amortization	22	37	38
Restructuring and other charges(2)	32	23	14
Interest expense	245	278	272
Other expenses (income), net	12	5	(1)

(1)	Allocation relates to ParentCo’s retained pension and Other postemployment benefits expenses for closed and sold operations.
(2)	Allocation primarily relates to layoff programs for ParentCo employees.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Statements of Combined Cash Flows as a financing activity and in the Combined Balance Sheet as Net parent investment.

Derivatives and Hedging. Derivatives are held for purposes other than trading and are part of a formally documented risk management program. For derivatives designated as cash flow hedges, Alcoa Corporation measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in sales or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative instrument are recorded in other income or expense.

Alcoa Corporation accounts for certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the Combined Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold, or other income or expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years.

If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from derivatives are recognized in the Statement of Combined Cash Flows in a manner consistent with the underlying transactions.

See the Derivatives section of Note X to the Combined Financial Statements of Alcoa Corporation in this information statement.

Environmental Matters. Expenditures and liabilities related to current or past Alcoa Corporation operations are reflected in the Combined Financial Statements of Alcoa Corporation. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, which will not contribute to future revenues, are expensed. Liabilities are recorded when remediation costs are probable and can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractors, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa Corporation has reason to believe such parties will not fully pay their proportionate share. The liability is continuously reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Litigation Matters. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavorable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavorable outcome of a matter is deemed to be reasonably possible, then the matter is disclosed and no liability is recorded. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss.

Asset Retirement Obligations. Alcoa Corporation recognizes asset retirement obligations (AROs) related to legal obligations associated with the normal operation of Alcoa Corporation’s bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa Corporation also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, Alcoa Corporation capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life.

Certain conditional asset retirement obligations (CAROs) related to alumina refineries, aluminum smelters, power and rolled products facilities have not been recorded in the Combined Financial Statements of Alcoa

Corporation due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within Alcoa Corporation’s control. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, Alcoa Corporation would record an ARO for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls, various process residuals, solid wastes, electronic equipment waste, and various other materials. Such amounts may be material to the Combined Financial Statements of Alcoa Corporation in the period in which they are recorded. If Alcoa Corporation was required to demolish all such structures immediately, the estimated CARO as of December 31, 2015 ranges from less than $3 to $28 per structure (25 structures) in today’s dollars.

Goodwill. Goodwill is not amortized; instead, it is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. For 2015, Alcoa Corporation has two reporting units that contain goodwill; Bauxite ($51) and Alumina ($101); and four reporting units that contain no goodwill: Aluminum, Cast Products, Energy, and Rolled Products. Prior to 2015, Alcoa Corporation had three reporting units which were Alumina (Bauxite, Alumina and a small portion of Energy) and Primary Metals (Aluminum, Cast Products and the majority of Energy), and Rolled Products. All goodwill related to Primary Metals was impaired in 2013—see below. The previous amounts mentioned related to Bauxite and Alumina include an allocation of corporate goodwill.

In reviewing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test (described below); otherwise, no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test.

Alcoa Corporation’s policy for its annual review of goodwill is to perform the qualitative assessment for all reporting units not subjected directly to the two-step quantitative impairment test. Generally, management will proceed directly to the two-step quantitative impairment test for each of its two reporting units that contain goodwill at least once during every three-year period.

Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral, and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit.

During the 2015 annual review of goodwill, management performed the qualitative assessment for two reporting units, Bauxite and Alumina. Management concluded it was not more likely than not that the estimated fair values of the two reporting units were less than their carrying values. As such, no further analysis was required.

Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Alcoa Corporation uses a discounted cash flow (DCF) model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, production costs, tax rates, capital spending, discount rate, and working capital changes. Certain of these assumptions can vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit’s goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and shareholders’ equity.

Goodwill impairment tests in prior years indicated that goodwill was not impaired for any of Alcoa Corporation’s reporting units, except for the former Primary Metals segment in 2013 (see below), and there were no triggering events since that time that necessitated an impairment test.

In 2013, for the former Primary Metals reporting unit (see above), the estimated fair value as determined by the DCF model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of Primary Metals’ goodwill. The results of the second-step analysis showed that the implied fair value of goodwill was zero. Therefore, in the fourth quarter of 2013, Alcoa Corporation recorded a goodwill impairment of $1,731 ($1,719 after noncontrolling interest). As a result of the goodwill impairment, there is no goodwill remaining for the Primary Metals reporting unit.

The impairment of the Primary Metals goodwill resulted from several causes: the prolonged economic downturn; a disconnect between industry fundamentals and pricing that has resulted in lower metal prices; and the increased cost of alumina, a key raw material, resulting from expansion of the Alumina Price Index throughout the industry. All of these factors, exacerbated by increases in discount rates, continued to place significant downward pressure on metal prices and operating margins, and the resulting estimated fair value, of the Primary Metals business. As a result, management decreased the near-term and long-term estimates of the operating results and cash flows utilized in assessing Primary Metals’ goodwill for impairment. The valuation of goodwill for the second step of the goodwill impairment analysis is considered a level 3 fair value measurement, which means that the valuation of the assets and liabilities reflect management’s own judgments regarding the assumptions market participants would use in determining the fair value of the assets and liabilities.

Equity Investments. ParentCo invests in a number of privately-held companies, primarily through joint ventures and consortia, which are accounted for purposes of Alcoa Corporation’s combined financial statements on the equity method. The equity method is applied in situations where Alcoa Corporation has the ability to exercise significant influence, but not control, over the investee. Management reviews equity investments for impairment whenever certain indicators are present suggesting that the carrying value of an investment is not recoverable. This analysis requires a significant amount of judgment from management to identify events or circumstances indicating that an equity investment is impaired. The following items are examples of impairment indicators: significant, sustained declines in an investee’s revenue, earnings, and cash flow trends; adverse market conditions of the investee’s industry or geographic area; the investee’s ability to continue operations measured by several items, including liquidity; and other factors. Once an impairment indicator is identified, management uses considerable judgment to determine if the impairment is other than temporary, in which case the equity investment is written down to its estimated fair value. An impairment that is other than temporary could significantly and adversely impact reported results of operations.

Properties, Plants, and Equipment. Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a DCF model. The determination of what constitutes an asset group, the associated estimated undiscounted net cash flows, and the estimated useful lives of assets require significant judgments.

Pension and Other Postretirement Benefits. Certain Alcoa Corporation employees participate in defined benefit pension and other postretirement benefit plans sponsored by ParentCo, which also includes Arconic participants. For purposes of these standalone financial statements, Alcoa Corporation accounts for these plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of these shared plans. However, the related expense allocated to Alcoa Corporation are based primarily on pensionable compensation and estimated interest costs attributable to Alcoa Corporation participants.

Certain plans are specific to Alcoa Corporation employees and are accounted for as defined benefit pension and other postretirement benefit plans for purpose of the Combined Financial Statements. Accordingly, the funded and unfunded position of each of these plans is recorded in the Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes, until they are amortized as a component of net periodic benefit cost. Liabilities and expenses for these pension and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated liability, the expected long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, health care cost trend rates, retirement age, and mortality).

The discount rates for the plans are primary determined by using yield curve models developed with the assistance of an external actuary. The cash flows of the plans’ projected benefit obligations are discounted using a single equivalent rate derived from yields on high-quality corporate bonds, which represent a broad diversification of issuers in various sectors. The yield curve model parallels the plans’ projected cash flows, which have an average duration ranging from 11 to 15 years. The underlying cash flows of the bonds included in the models exceed the cash flows needed to satisfy plans’ obligations multiple times. If a deep market of high quality corporate bonds does not exist in a country, then the yield on government bonds plus a corporate bond yield spread is used. In 2015, 2014, and 2013, the discount rate used to determine benefit obligations for pension and other postretirement benefit plans was 4.03%, 4.09%, and 5.14%, respectively. The impact on the liabilities of a change in the discount rate of one-fourth of 1% would be approximately $66 and either a charge or credit of approximately $1 to after-tax earnings in the following year.

In conjunction with the annual measurement of the funded status of Alcoa Corporation’s pension and other postretirement benefit plans at December 31, 2015, management elected to change the manner in which the interest cost component of net periodic benefit cost will be determined in 2016 and beyond. Previously, the interest cost component was determined by multiplying the single equivalent rate described above and the aggregate discounted cash flows of the plans’ projected benefit obligations. Under the new methodology, the interest cost component will be determined by aggregating the product of the discounted cash flows of the plans’ projected benefit obligations for each year and an individual spot rate (referred to as the “spot rate” approach). This change will result in a lower interest cost component of net periodic benefit cost under the new methodology compared to the previous methodology of approximately $11 in 2016. Management believes this new methodology, which represents a change in an accounting estimate, is a better measure of the interest cost as each year’s cash flows are specifically linked to the interest rates of bond payments in the same respective year.

The expected long-term rate of return on plan assets is generally applied to a four-year or five-year average value of plan assets for certain plans, or the fair value at the plan measurement date. The process used by management to develop this assumption is one that relies on forward-looking returns by asset class. Management incorporates expected future returns on current and planned asset allocations using information from various external investment managers and consultants, as well as management’s own judgment. For 2015, 2014, and 2013, management used 6.91%, 6.91% and 6.98%, respectively, as its expected long-term rate of return. For 2016, management anticipates that 6.92% will be the expected long-term rate of return.

A change in the assumption for the expected long-term rate of return on plan assets of one-fourth of 1% would impact after-tax earnings by approximately $3 for 2015.

Stock-based Compensation. Alcoa Corporation employees have historically participated in ParentCo’s equity-based compensation plans. Until consummation of the distribution, Alcoa Corporation will continue to participate in ParentCo’s stock-based compensation plans and record compensation expense based on the awards granted to Alcoa Corporation employees. ParentCo recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. The fair value of new stock options is estimated on the date of grant using a lattice-pricing model. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility, annual forfeiture rate, and exercise behavior. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

Equity grants are issued in January each year. As part of ParentCo’s stock-based compensation plan design, individuals who are retirement-eligible have a six-month requisite service period in the year of grant. As a result, a larger portion of expense will be recognized in the first half of each year for these retirement-eligible employees. Compensation expense recorded in 2015, 2014, and 2013 was $35, $39, and $33, respectively. Alcoa Corporation did not recognize any tax benefit associated with this expense. Of this amount, $3, $4, and $4 in 2015, 2014, and 2013, respectively, pertains to the acceleration of expense related to retirement-eligible employees. The portion of this expense related to corporate employees, allocated based on segment revenue, was $21, $21, and $16 in 2015, 2014, and 2013, respectively

Most plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

Income Taxes. The provision for income taxes in Alcoa Corporation’s combined statement of operations is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year calculated as if Alcoa Corporation was a standalone taxpayer filing hypothetical income tax returns where applicable. Any additional accrued tax liability or refund arising as a result of this approach is assumed to be immediately settled with ParentCo as a component of Net parent investment. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of Alcoa Corporation’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Deferred tax assets are reflected in the combined balance sheet for net operating losses, credits or other attributes to the extent that such attributes are expected to transfer to Alcoa Corporation upon the Separation. Any difference from attributes generated in a hypothetical return on a separate return basis is adjusted as a component of Net parent investment.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and Alcoa Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

In 2013, Alcoa Corporation recognized a $128 discrete income tax charge for a valuation allowance on the full value of the deferred tax assets related to a Spanish consolidated tax group. These deferred tax assets have an expiration period ranging from 2016 (for certain credits) to an unlimited life (for operating losses). After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business (2013 realized prices were the lowest since 2009) combined with prior year cumulative losses of the Spanish consolidated tax group. During 2014, the underlying value of the deferred tax assets decreased due to a remeasurement as a result of the enactment of new tax rates in Spain beginning in 2016 (see Income Taxes in Earnings Summary under Results of Operations above), and a change in foreign currency exchange rates. As a result, the valuation allowance decreased by the same amount. At December 31, 2015, the amount of the valuation allowance was $91. This valuation allowance was reevaluated as of December 31, 2015, and no change to the allowance was deemed necessary based on all available evidence. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

In 2015, Alcoa Corporation recognized an additional $141 discrete income tax charge for valuation allowances on certain deferred tax assets in Iceland and Suriname. Of this amount, an $85 valuation allowance was established on the full value of the deferred tax assets in Suriname, which were related mostly to employee benefits and tax loss carryforwards. These deferred tax assets have an expiration period ranging from 2016 to 2022. The remaining $56 charge relates to a valuation allowance established on a portion of the deferred tax assets recorded in Iceland. These deferred tax assets have an expiration period ranging from 2017 to 2023. After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of either of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business, combined with prior year cumulative losses and a short expiration period. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Related Party Transactions

Alcoa Corporation buys products from and sells products to various related companies, including entities in which Alcoa Corporation retains a 50% or less equity interest, at negotiated prices between the two parties. Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in the Combined Financial Statements of Alcoa Corporation. See Note T to the Combined Financial Statements of Alcoa Corporation in this information statement.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note A to the Combined Financial Statements of Alcoa Corporation in this information statement.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note A to the Combined Financial Statements of Alcoa Corporation in this information statement.

Six Months Ended June 30, 2016 and 2015

Results of Operations

Net loss attributable to Alcoa Corporation was $265 in the 2016 six-month period compared with Net income of $69 in the 2015 six-month period. The decrease in results of $334 was primarily the result of lower pricing in all operations, partially offset by net productivity improvements, lower restructuring-related charges, a lower income tax provision, and net favorable foreign currency movements.

Sales declined $1,617, or 27%, in the 2016 six-month period compared to the same period in 2015. The decrease was largely attributable to a lower average realized price for both aluminum and alumina; lower volume in the Alumina segment; the absence of sales related to capacity that was closed or curtailed (see Aluminum and Cast Products in Segment Information below); and lower energy sales. These negative impacts were slightly offset by higher bauxite sales.

Cost of goods sold (COGS) as a percentage of Sales was 85.3% in the 2016 six-month period compared with 76.5% in the 2015 six-month period. The percentage was negatively impacted by a lower average realized price for both aluminum and alumina, partially offset by net productivity improvements across all segments and net favorable foreign currency movements due to a stronger U.S. dollar.

Selling, general administrative, and other expenses (SG&A) increased $9 in the 2016 six-month period compared to the corresponding period in 2015. The increase was principally due to costs related to the planned separation of ParentCo ($31), partially offset by a decrease in corporate overhead expenses and favorable foreign currency movements due to a stronger U.S. dollar.

Research and development expenses (R&D) declined $30, or 52%, in the 2016 six-month period compared with the same period in 2015. The decrease was primarily driven by lower spending related to the inert anode and carbothermic technology for the Aluminum segment.

Depreciation, depletion, and amortization (DD&A) declined $49, or 12%, in the 2016 six-month period compared to the corresponding period in 2015. The decrease was mainly caused by favorable foreign currency movements due to a stronger U.S. dollar and the absence of DD&A ($11) related to capacity reductions at a refinery and smelter in South America that occurred at different points during 2015 and a smelter in the United States that occurred in March 2016.

Restructuring and other charges in the 2016 six-month period were $92, which were comprised of the following components: $86 for additional net costs related to decisions made in the fourth quarter of 2015 to permanently close and demolish the Warrick (Indiana) smelter and to curtail the Wenatchee (Washington) smelter and Point Comfort (Texas) refinery (see below); $11 for layoff costs related to cost reduction initiatives and the planned separation of ParentCo, including the separation of approximately 30 employees in the Aluminum segment; and $5 for the reversal of a number of small layoff reserves related to prior periods.

In the 2016 six-month period, costs related to the closure and curtailment actions included accelerated depreciation of $70 related to the Warrick smelter as it continued to operate during the 2016 first quarter; $20 for the reversal of severance costs initially recorded in the 2015 fourth quarter; and $36 in other costs. Additionally in the 2016 six-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $5, which was recorded in COGS. The other costs of $36 represent $27 for contract termination, $7 in asset retirement obligations for the rehabilitation of a coal mine related to the Warrick smelter, and $2 in other related costs. Additional charges may be recognized in future periods related to these actions.

Restructuring and other charges in the 2015 six-month period were $243, which were comprised of the following components: $179 for exit costs related to decisions to permanently shut down and demolish a smelter and a power station (see below); $24 related to post-closing adjustments associated with two December 2014 divestitures; $34 for the separation of approximately 800 employees (680 in the Aluminum segment and 120 combined in the Alumina and Bauxite segments), supplier contract-related costs, and other charges associated with the decisions to temporarily curtail certain capacity at the São Luís smelter and the refinery in Suriname; $11 for layoff costs, including the separation of approximately 150 employees in the Aluminum segment; $4 for the reversal of a number of small layoff reserves related to prior periods; and a net credit of $1 related to Corporate restructuring allocated to Alcoa Corporation.

In the second quarter of 2015, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96 kmt-per-year) in Brazil and the Anglesea power station (includes the closure of a related coal mine) in Australia. The entire capacity at Poços de Caldas has been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum that have not dissipated, which led to the initial curtailment, and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would be imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014.

In the 2015 six-month period, costs related to the shutdown actions included asset impairments of $86, representing the write-off of the remaining book value of all related properties, plants, and equipment; $11 for the layoff of approximately 100 employees (80 in the Aluminum segment and 20 in the Energy segment); and $82 in other exit costs. Additionally in the 2015 six-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $4, which was recorded in COGS. The other exit costs of $82 represent $45 in asset retirement obligations and $29 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Brazil and Australia (includes the rehabilitation of a related coal mine), and $8 in supplier and customer contract-related costs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The pretax impact of allocating such charges to segment results would have been as follows:

Six months ended June 30,	2016	2015
Bauxite	$—	$2
Alumina	2	13
Aluminum	68	147
Cast Products	—	—
Energy	22	52
Rolled Products	—	—

Total segment	92	214

Corporate	—	29

Total restructuring and other charges	$92	$243

As of June 30, 2016, approximately 26 of the 30 employees associated with 2016 restructuring programs and approximately 2,400 of the 2,700 employees associated with 2015 restructuring programs were separated. As of March 31, 2016, the separations associated with the 2014 restructuring programs were essentially complete. Most of the remaining separations for the 2016 restructuring programs and all of the remaining separations for the 2015 restructuring programs are expected to be completed by the end of 2016.

In the 2016 six-month period, cash payments of $3, $51, and $1 were made against the layoff reserves related to 2016, 2015, and 2014, respectively, restructuring programs.

Interest expense decreased $9, or 6%, in the 2016 six-month period compared to the corresponding period in 2015. The decrease was largely due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in the 2016 six-month period (as compared to the 2015 six-month period) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic.

Other expenses, net was $16 in the 2016 six-month period compared with Other income, net of $13 in the 2015 six-month period. The change of $29 was mainly the result of net unfavorable foreign currency movements ($40) and the absence of a gain on the sale of land around the Lake Charles anode facility ($29), partially offset by a gain on the sale of an equity interest in a natural gas pipeline in Australia ($27) and a benefit for an arbitration recovery related to a 2010 fire at the Iceland smelter ($14).

The effective tax rate for the 2016 and 2015 six-month periods was 61% (provision on a loss) and 54% (provision on income), respectively.

The rate for the 2016 six-month period differs (by (96) percentage points) from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation, a $5 discrete income tax charge for valuation allowances of certain deferred tax assets in Australia, somewhat offset by foreign income taxed in lower rate jurisdictions.

The rate for the 2015 six-month period differs from the U.S. federal statutory rate of 35% primarily due to an $85 discrete income tax charge ($51 after noncontrolling interest) for a valuation allowance on certain deferred tax assets in Suriname, which were mostly related to employee benefits and tax loss carryforwards.

Net income attributable to noncontrolling interest was $38 in the 2016 six-month period compared with $127 in the 2015 six-month period. These amounts were related to Alumina Limited of Australia’s 40% ownership interest in AWAC. In the 2016 six-month period, AWAC generated lower income compared to the same period in 2015.

The change in AWAC’s results was mainly driven by a decline in operating results (see below), partially offset by the absence of restructuring charges related to the permanent closure of the Anglesea power station and coal mine (see Restructuring and other charges above), a $27 ($8 was noncontrolling interest’s share) gain on the sale of an equity interest in a natural gas pipeline in Australia, and the absence of an $85 ($34 was noncontrolling interest’s share) discrete income tax charge for a valuation allowance on certain deferred tax assets (see Income taxes above).

The decrease in AWAC’s operating results was largely due to a lower average realized alumina price and an unfavorable impact related to the curtailment of the Point Comfort refinery, somewhat offset by net productivity improvements and net favorable foreign currency movements (see Alumina in Segment Information below).

Segment Information

Bauxite

	Six months ended June 30,
	2016	2015
Bauxite production (bone dry metric tons, or bdmt), in millions	22.1	22.2
Alcoa Corporation’s average cost per bdmt of bauxite*	$15	$19
Third-party sales	$131	$29
Intersegment sales	357	570

Total sales	$488	$599

ATOI	$101	$106

*	Includes all production-related costs, including conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

Bauxite production decreased slightly in the 2016 six-month period compared with the corresponding period in 2015. The decrease was largely attributable to the curtailment of the Suralco mine and refinery (see Alumina below), partially offset by higher production across the remaining mining portfolio.

Total sales for the Bauxite segment declined 19% in the 2016 six-month period compared to the same period in 2015. The decrease was primarily due to a lower bauxite price and a decrease in internal demand from the Alumina segment due to curtailments (see Alumina below). These negative impacts were partially offset by higher third-party shipments as Alcoa Corporation continues to expand its third-party bauxite business.

ATOI for this segment decreased $5 in the 2016 six-month period compared to the same period in 2015. This decrease was principally driven by the decline in bauxite prices. These negative impacts were partially offset by net favorable foreign currency movements due to a stronger U.S. dollar, especially against the Australian dollar and Brazilian real, net productivity improvements, and higher equity earnings from a jointly-owned mine in Brazil.

In the 2016 third quarter (comparison with the 2015 third quarter), third-party bauxite shipments are expected to increase and productivity improvements are anticipated to continue.

Alumina

	Six months ended June 30,
	2016	2015
Alumina production (kmt)	6,646	7,910
Third-party alumina shipments (kmt)	4,434	5,244
Alcoa Corporation’s average realized price per metric ton of alumina	$247	$335
Alcoa Corporation’s average cost per metric ton of alumina*	$243	$272
Third-party sales	$1,097	$1,758
Intersegment sales	613	934

Total sales	$1,710	$2,692

ATOI	$5	$324

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

Alumina production decreased 16% in the 2016 six-month period compared with the corresponding period in 2015. The decline was largely attributable to lower production at the Point Comfort (Texas) refinery (see below) and the absence of production at the Suralco (Suriname) refinery (see below).

In March 2015, management initiated a 12-month review of 2,800 kmt in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review was part of management’s target to lower Alcoa Corporation’s refining operations on the global alumina cost curve to the 21st percentile (currently 23rd) by the end of 2016. As part of this review, in 2015, management decided to curtail the remaining operating capacity at both the Suralco (1,330 kmt-per-year) and Point Comfort (2,010 kmt-per-year) refineries. The curtailment of the capacity at Suralco and Point Comfort was completed by the end of November 2015 and June 2016 (375 kmt-per-year was completed by the end of December 2015), respectively. While management has completed this specific review of Alcoa’s refining capacity, analysis of portfolio optimization in light of changes in the marketplace that may occur at any given time is ongoing.

Third-party sales for the Alumina segment decreased 38% in the 2016 six-month period compared to the same period in 2015. The decline was primarily due to a 26% decrease in average realized price and a 15% decline in volume. The change in average realized price was mostly driven by a drop in the average alumina index price.

Intersegment sales decreased 34% in the 2016 six-month period compared with the corresponding period in 2015 due to a lower average realized price and lower demand from the Primary Metals segment. The lower demand was caused by lower shipments to the Warrick (Indiana) smelter (closed in the first quarter of 2016) and the absence of shipments to both the Wenatchee (Washington) smelter (curtailed in the fourth quarter of 2015) and the São Luís (Brazil) smelter (curtailed in the second quarter of 2015).

ATOI for this segment declined $319 in the 2016 six-month period compared to the same period in 2015. The decrease was principally related to the previously mentioned lower average realized alumina price and an unfavorable impact related to the curtailment of the Point Comfort refinery. These negative impacts were somewhat offset by net productivity improvements and net favorable foreign currency movements due to a stronger U.S. dollar, especially against the Australian dollar and Brazilian real.

In the 2016 third quarter (comparison with the 2015 third quarter), alumina production will reflect the absence of approximately 680 kmt due to the curtailment of the Point Comfort and Suralco refineries. Additionally, net productivity improvements are anticipated in this segment.

Aluminum

	Six months ended June 30,
	2016	2015
Aluminum production (kmt)	1,250	1,412
Alcoa Corporation’s average cost per metric ton of aluminum*	$1,560	$1,800
Third-party sales	$15	$2
Intersegment sales	1,889	2,908
Total sales	$1,904	$2,910

ATOI	$(26)	$185

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

At June 30, 2016, Alcoa Corporation had 778 kmt of idle capacity on a base capacity of 3,133 kmt. During the six months ended June 30, 2016, base capacity decreased 269 kmt compared to December 31 2015, due to the permanent closure of the Warrick, IN, smelter.

In March 2015, management initiated a 12-month review of 500 kmt in smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review was part of management’s target to lower Alcoa Corporation’s smelting operations on the global aluminum cost curve to the 38th percentile (currently 43rd) by the end of 2016. As part of this review, in 2015, management decided to curtail the remaining operating capacity at both the São Luís smelter (74 kmt-per-year) in Brazil and at the Wenatchee smelter (143 kmt-per-year) in Washington and to permanently close the Warrick smelter (269 kmt-per-year) in Indiana. The curtailment of capacity at São Luís and Wenatchee was completed in April 2015 and by the end of December 2015, respectively, and the permanent closure of Warrick was completed by the end of March 2016. Previously under this review (November 2015), management decided to curtail the remaining capacity at the Intalco smelter in Washington by the end of June 2016; however, in May 2016, Alcoa reached agreement on a new power contract that will help improve the competiveness of the smelter, resulting in the termination of the planned curtailment. While management has completed this specific review of Alcoa’s smelting capacity, analysis of portfolio optimization in light of changes in the marketplace that may occur at any given time is ongoing.

Aluminum production decreased 11% in the 2016 six-month period compared with the corresponding period in 2015. The decline was the result of lower production at the Warrick smelter and the absence of production at the Wenatchee smelter and the São Luís smelter.

Total sales for the Aluminum segment decreased 35% in the 2016 six-month period compared to the same period in 2015. The decrease was mainly attributable to a decrease in aluminum prices and the absence of sales (approximately $195) from the Wenatchee and São Luís smelters that were curtailed in 2015 as well as lower sales (approximately $135) from the Warrick smelter that was permanently closed at the end of March 2016. The negative impacts were slightly offset by higher volume in the remaining smelter portfolio. The change in aluminum price was driven by a 15% lower average LME price (on 15-day lag) and lower regional premiums, which dropped by an average of 52% in the United States and Canada, 56% in Europe, and 64% in the Pacific region.

ATOI for this segment decreased $211 in the 2016 six-month period compared to the same period in 2015. The decline was primarily driven by the previously-mentioned lower aluminum price. This negative impact was partially offset by lower costs for alumina and net productivity improvements.

In the 2016 third quarter (comparison with the 2015 third quarter), aluminum production will be approximately 100 kmt lower as a result of the closure of the Warrick smelter and the curtailment of the Wenatchee smelter. Also, total sales will reflect the absence of approximately $165 due to the closure of the Warrick smelter and the curtailment of the Wenatchee smelter. Additionally, net productivity improvements are anticipated in this segment.

Cast Products

	Six months ended June 30,
	2016	2015
Third-party aluminum shipments (kmt)	1,401	1,478
Alcoa Corporation’s average realized price per metric ton of aluminum*	$1,835	$2,331
Alcoa Corporation’s average cost per metric ton of aluminum**	$1,739	$2,257
Third-party sales	$2,570	$3,444
Intersegment sales	106	23

Total sales	$2,676	$3,467

ATOI	$89	$43

*	Average realized price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.) or alloy.
**	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

Third-party sales for the Cast Products segment decreased 25% in the 2016 six-month period compared to the same period in 2015. The decrease was mostly the result of a 21% decrease in average realized aluminum price and lower value-add product sales (approximately $190) due to 2015 smelter curtailments (see Aluminum above).

ATOI for this segment increased $46 in the 2016 six-month period compared to the same period in 2015. The increase was primarily driven by net productivity improvements, improved equity results from the Ma’aden casthouse, and net favorable foreign currency movements due to a stronger U.S. dollar. These favorable impacts were partially offset by lower product premiums and mix.

In the 2016 third quarter (comparison with the 2015 third quarter), price and mix impacts are expected to be offset by continued net productivity improvements. Also, third-party sales will reflect the absence of approximately $60 due to the Wenatchee smelter curtailment.

Energy

	Six months ended June 30,
	2016	2015
Third-party sales (GWh)	3,550	3,204
Third-party sales	$132	$244
Intersegment sales	86	154

Total sales	$218	$398

ATOI	$36	$79

Third-party sales (GWh) for the Energy segment increased 11% in the 2016 six-month period compared to the same period in 2015. The increase was the result of more power being available for third-party sales due to the curtailment of the Suralco refinery (see Alumina above) and the Sao Luis and Warrick smelters (see Aluminum above), higher water inflows at Yadkin, NC, and an increase in the distribution of assured energy from the Brazil hydro facilities (assured energy is Alcoa Corporation’s share of the facilities’ commercial capacity). These positive impacts were partially offset by the absence of generation at Anglesea, Australia, which closed in August 2015.

Total sales for the Energy segment decreased 45% in the 2016 six-month period compared to the same period in 2015. The decrease was mostly the result of lower energy prices, mainly in Brazil, and lower energy sales to Alcoa Corporation’s refineries and smelters offset by higher energy sales to third parties described above. Sales also declined as a result of unfavorable foreign currency movements due to a stronger U.S. dollar against the Brazilian real.

ATOI for this segment decreased $43 in the 2016 six-month period compared to the same period in 2015. The decline was primarily driven by the previously-mentioned change in sales and net unfavorable foreign currency movements due to a stronger U.S. dollar against the Brazilian real.

In the 2016 third quarter (comparison with the 2015 third quarter), energy prices are expected to be lower in Brazil.

Rolled Products

	Six months ended June 30,
	2016	2015
Third-party aluminum shipments (kmt)	133	134
Alcoa Corporation’s average realized price per metric ton of aluminum	$3,344	$3,851
Third-party sales	$446	$515
ATOI	$(16)	$11

Third-party sales for the Rolled Products segment decreased 13% in the 2016 six-month period compared with the corresponding period in 2015. The decline was mostly due to a decrease in metal prices (both LME and regional premium components) and pricing pressure in the packaging end market.

ATOI for this segment decreased $27 in the 2016 six-month period compared to the same period in 2015. The decrease was primarily due to the previously-mentioned pricing pressures and additional costs to secure alternative metal supply as Warrick transitions to a cold metal rolling mill ($20). This was partially offset by net productivity improvements.

In the 2016 third quarter (comparison with the 2015 third quarter), additional costs ($15) related to the conversion of the Warrick smelter into a cold metal plant as well as pricing pressure from the packaging market are expected to continue.

Reconciliation of ATOI to Combined Net (Loss) Income Attributable to Alcoa Corporation

Items required to reconcile total segment ATOI to Combined net (loss) income attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; noncontrolling interest; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit eliminations; the impact of any discrete tax items, deferred tax valuation allowance adjustments, and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income.

The following table reconciles total segment ATOI to combined net (loss) income attributable to Alcoa Corporation:

Six months ended June 30,	2016	2015
Total segment ATOI	$189	$748
Unallocated amounts:
Impact of LIFO	27	43
Metal price lag	4	(12)
Interest expense	(130)	(139)
Noncontrolling interest (net of tax)	(38)	(127)
Corporate expense	(96)	(102)
Restructuring and other charges	(92)	(243)
Income taxes	(39)	58
Other	(90)	(157)

Combined net (loss) income attributable to Alcoa Corporation	$(265)	$69

The changes in the reconciling items between total segment ATOI and combined net (loss) income attributable to Alcoa Corporation for the 2016 six-month period compared with the corresponding period in 2015 consisted of:

•	a change in the Impact of LIFO, mostly due to an increase in the price of aluminum (driven by higher base metal prices (LME), slightly offset by lower regional premiums) at June 30, 2016 indexed to December 31, 2015 for the 2016 six-month period compared to a decrease in the price of aluminum (both lower base metal prices (LME) and regional premiums) at June 30, 2015 indexed to December 31, 2014 for the 2015 six-month period (overall, the price of aluminum in the 2016 six-month period was lower compared with the 2015 six-month period);

•	a change in Metal price lag, the result of an increase in the price of aluminum (see Impact of LIFO above) at June 30, 2016 indexed to December 31, 2015 for the 2016 six-month period compared to a decrease in the price of aluminum (see Impact of LIFO above) at June 30, 2015 indexed to December 31, 2014 for the 2015 six-month period (Metal price lag describes the timing difference created when the average price of metal sold differs from the average cost of the metal when purchased by Alcoa Corporation’s Rolled Products segment. In general, when the price of metal increases, metal price lag is favorable, and when the price of metal decreases, metal price lag is unfavorable);

•	a decrease in Interest expense, principally due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in the 2016 six-month period (as compared to the 2015 six-month period) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic;

•	a change in Noncontrolling interest, due to the change in results of AWAC, principally driven by a decline in operating results, partially offset by the absence of restructuring charges related to the permanent closure of the Anglesea power station and coal mine, a $27 ($8 was noncontrolling interest’s share) gain on the sale of an equity interest in a natural gas pipeline in Australia, and the absence of an $85 ($34 was noncontrolling interest’s share) discrete income tax charge for a valuation allowance on certain deferred tax assets;

•	a decline in Corporate expense, largely attributable to decreases in various expenses, partially offset by expenses related to the planned separation of ParentCo ($31);

•	a decrease in Restructuring and other charges due to fewer portfolio actions; and

•	a change in Income taxes, primarily the result of the absence of a discrete income tax charge for a valuation allowance on certain deferred tax assets ($85).

Environmental Matters

See the Environmental Matters section of Note G to the unaudited Combined Financial Statements in this information statement.

Liquidity and Capital Resources

Cash From Operations

Cash used for operations was $451 in the 2016 six-month period compared with cash provided from operations of $511 in the same period of 2015. The increase in cash used for operations of $962 was principally due to lower operating results (net (loss) income plus net add-back for noncash transactions in earnings) and a negative change associated with working capital of $391, principally driven by an unfavorable change in taxes, including income taxes, due to a change from pretax income to a pretax loss. These items were slightly offset by a positive change in noncurrent assets of $139, which was mainly the result of a $100 smaller prepayment made under a natural gas supply agreement in Australia (see below).

On April 8, 2015, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), which is part of AWAC, secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement required a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of completion of the third-party acquisition in June 2015 and the second installment of $200 was made in April 2016.

Financing Activities

Cash provided from financing activities was $250 in the 2016 six-month period compared with cash used for financing activities of $326 in the 2015 six-month period, resulting in an increase in cash provided of $576.

Investing Activities

Cash used for investing activities was $43 in the 2016 six-month period compared with $111 in the 2015 six-month period, resulting in a decrease in cash used of $68. In the 2016 six-month period, the use of cash was principally due to $172 in capital expenditures, of which 8% related to growth projects, mostly offset by $145 in proceeds from the sale of an equity interest in a natural gas pipeline in Australia. The use of cash in the 2015 six-month period was principally due to $157 in capital expenditures, of which 5% related to growth projects, partially offset by $70 in proceeds from the sale of assets and businesses, largely related to post-closing adjustments associated with an ownership stake in a smelter and the sale of land around the Lake Charles, LA anode facility.

Recently Adopted and Recently Issued Accounting Guidance

See Note B to the unaudited Combined Financial Statements in this information statement.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of June 1, 2016 regarding the individuals who are expected to serve as executive officers of Alcoa Corporation following the distribution. While some of Alcoa Corporation’s executive officers are currently executive officers and employees of ParentCo, after the distribution, none of these individuals will be employees or executive officers of ParentCo.

Name	Age	Position
Roy C. Harvey	41	Chief Executive Officer
William F. Oplinger	49	Chief Financial Officer
Robert S. Collins	50	Controller and Vice President, Financial Planning and Analysis
Leigh Ann C. Fisher	49	Chief Administrative Officer
Jeffrey D. Heeter	51	General Counsel
Tómas Sigurðsson	48	Chief Operating Officer

Roy C. Harvey will be the Chief Executive Officer of Alcoa Corporation. Mr. Harvey has served as Executive Vice President of ParentCo and President of ParentCo’s Global Primary Products since October 2015. From June 2014 to October 2015, he was Executive Vice President, Human Resources and Environment, Health, Safety and Sustainability at ParentCo. Prior to that, Mr. Harvey was Chief Operating Officer for Global Primary Products at ParentCo from July 2013 to June 2014, and was Chief Financial Officer for Global Primary Products from December 2011 to July 2013. In addition to these roles, Mr. Harvey served as Director of Investor Relations at ParentCo from September 2010 to November 2011 and was Director of Corporate Treasury from January 2010 to September 2010. Mr. Harvey joined ParentCo in 2002 as a business analyst for Global Primary Products in Knoxville, Tennessee.

William F. Oplinger will be the Chief Financial Officer of Alcoa Corporation. Mr. Oplinger has served as Executive Vice President and Chief Financial Officer of ParentCo since April 1, 2013. Mr. Oplinger joined ParentCo in 2000 and held key corporate positions in financial analysis and planning and as Director of Investor Relations. Mr. Oplinger also held key positions in the ParentCo’s Global Primary Products business, including as Controller, Operational Excellence Director, Chief Financial Officer and Chief Operating Officer.

Robert S. Collins will be the Controller and Vice President, Financial Planning and Analysis, of Alcoa Corporation. Mr. Collins has served as Vice President and Controller of ParentCo since October 2013. He served as Assistant Controller from May 2009 to October 2013. Prior to his role as Assistant Controller, Mr. Collins was Director of Financial Transactions and Policy, providing financial accounting support for ParentCo’s transactions in global mergers, acquisitions and divestitures. Before joining ParentCo in 2005, Mr. Collins worked in the audit and mergers and acquisitions practices at PricewaterhouseCoopers LLP for 14 years.

Leigh Ann Fisher will be the Chief Administrative Officer overseeing Human Resources, Shared Services, Procurement and Information Technology of Alcoa Corporation. Ms. Fisher has served as Chief Financial Officer of ParentCo’s Global Primary Products business since July 2013. Ms. Fisher was Group Controller for Global Primary Products at ParentCo from 2011 to 2013. From 2008 to 2011, Ms. Fisher was Group Controller for ParentCo’s Engineered Products and Solutions business.

Jeffrey D. Heeter will be the General Counsel of Alcoa Corporation. Mr. Heeter has served as Assistant General Counsel of ParentCo since 2014. Mr. Heeter was Group Counsel for Global Primary Products at ParentCo from 2010 to 2014. From 2008 to 2010, Mr. Heeter was General Counsel of Alcoa of Australia in Perth, Australia.

Tómas Sigurðsson will be the Chief Operating Officer of Alcoa Corporation. Mr. Sigurðsson has served as Chief Operating Officer of ParentCo’s Global Primary Products business since 2014. Mr. Sigurðsson was President of ParentCo’s European Region and Global Primary Products Europe from 2012 to 2014. From 2004 to 2011, Mr. Sigurðsson was Managing Director of Alcoa Iceland.

DIRECTORS

Board of Directors Following the Distribution

The following table sets forth information as of [                    ], 2016 regarding those persons who are expected to serve on Alcoa Corporation’s Board of Directors following completion of the separation and until their respective successors are duly elected and qualified. Alcoa Corporation’s amended and restated certificate of incorporation will provide that directors will be elected annually. Ms. Fuller, Mr. Morris, Mr. Owens, Ms. Roberts and Mr. Zedillo currently serve as directors of ParentCo until the separation.

Name	Age	Position
Michael G. Morris	68	Chairman
Mary Anne Citrino	57	Director
Timothy P. Flynn	59	Director
Kathryn S. Fuller	68	Director
Roy C. Harvey	41	Director
James A. Hughes	53	Director
James E. Nevels	65	Director
James W. Owens	69	Director
Carol L. Roberts	55	Director
Suzanne Sitherwood	56	Director
Steven W. Williams	60	Director
Ernesto Zedillo	63	Director

Mary Anne Citrino

Age: 57

Other Current Public Directorships: HP Inc., Dollar Tree Inc., Royal Ahold Delhaize.

Career Highlights and Qualifications: Ms. Citrino has served as Senior Advisor of The Blackstone Group L.P since 2015, and as Senior Managing Director of Blackstone Advisory Partners L.P. from 2004 until 2015. At Blackstone, she advised a broad range of clients in the consumer products industry including Procter & Gamble, Kraft Foods and Nestlé. Before joining Blackstone, she spent more than 20 years advising clients at Morgan Stanley. From 1986 until 2004, she served as a Managing Director at Morgan Stanley, holding positions as Global Head of Consumer Products Investment Banking Group and Co-Head of Health Care Services Investment Banking. She previously served as a Mergers and Acquisitions Analyst at Morgan Stanley from 1982 until 1984.

Other Current Affiliations: In addition to her public company board memberships, Ms. Citrino serves on the Retail & Tourism Advisory Board of the Partnership Fund for New York City and on the Advisory Council at Princeton University’s Center for Health and Wellness.

Attributes and Skills: Ms. Citrino’s more than 30-year career as an investment banker provides the Board with substantial knowledge regarding business operations strategy, as well as valuable financial and investment expertise. Her expertise in finance and business operations is an invaluable asset to Alcoa Corporation as it pursues its strategic plans as an independent publicly-traded company.

Timothy P. Flynn

Age: 59

Other Current Public Directorships: JPMorgan Chase & Co., Walmart Stores, Inc.

Career Highlights and Qualifications: Mr. Flynn was Chairman of KPMG International, a global professional services organization that provides audit, tax and advisory services, from 2007 until his retirement in October 2011. He served as Chairman from 2005 to 2010 and Chief Executive Officer from 2005 to 2009 of KPMG LLP in the U.S., the largest individual member firm of KPMG International. Before serving as Chairman and CEO, Mr. Flynn was Vice Chairman, Audit and Risk Advisory Services, with operating responsibility for the Audit, Risk Advisory and Financial Advisory Services practices.

Other Current Affiliations: In addition to his public company board memberships, Mr. Flynn serves as a director for International Integrated Reporting Council and the University of St. Thomas – Minnesota.

Previous Directorships: Mr. Flynn was a director of The Chubb Corporation from 2013 until 2016.

Attributes and Skills: Through his leadership positions at KPMG, Mr. Flynn gained perspective on the evolving business and regulatory environment, and brings to the Board his experience with many of the issues facing complex, global companies, as well as expertise in financial services and risk management.

Kathryn S. Fuller

Age: 68

Career Highlights and Qualifications: Ms. Fuller is the Chair of the Smithsonian’s National Museum of Natural History, the world’s preeminent museum and research complex. She currently serves on the board, and chairs the Nominating and Governance Committee at, The Robert Wood Johnson Foundation, a leading philanthropy in the field of health and health care. Ms. Fuller is also the Chair of the Institute at Brown for Environment & Society (Brown University) which seeks to prepare leaders to understand and holistically manage complex social and environmental systems.

Ms. Fuller retired as Chair of The Ford Foundation, a nonprofit organization, in September 2010, after having served in that position since May 2004.

Ms. Fuller retired as President and Chief Executive Officer of World Wildlife Fund U.S. (WWF), one of the world’s largest nature conservation organizations, in July 2005, after having served in those positions since 1989. Ms. Fuller continues her affiliation with WWF as President Emerita and an honorary member of the Board of Directors.

Ms. Fuller was a Public Policy Scholar at the Woodrow Wilson International Center for Scholars, a nonpartisan institute established by Congress for advanced study of national and world affairs, for a year beginning in October 2005.

Ms. Fuller had various responsibilities with WWF and The Conservation Foundation from 1982 to 1989, including executive vice president, general counsel and director of WWF’s public policy and wildlife trade monitoring programs. Before that, she held several positions in the U.S. Department of Justice, culminating as Chief, Wildlife and Marine Resources Section, in 1981 to 1982.

Attributes and Skills: Ms. Fuller has led three internationally recognized and respected organizations, having served as the chief executive officer of WWF and Chair of The Ford Foundation and currently serving as Chair of the Smithsonian’s National Museum of Natural History. Her experience in managing world-class organizations, combined with her proven leadership skills, international experience and environmental focus have all contributed to the diversity and richness of the Board’s deliberations.

The Company has long recognized the need to earn the right to continue to do business in the communities in which it operates, and as a result, the Board seeks the input of directors, such as Ms. Fuller, who have a broad perspective on sustainable development.

Roy C. Harvey

Age: 41

Career Highlights and Qualifications: Mr. Harvey will be the Chief Executive Officer of Alcoa Corporation.

From October 2015 until the separation, he was Executive Vice President of Alcoa and President of Alcoa’s Global Primary Products. From June 2014 to October 2015, he was Executive Vice President, Human Resources and Environment, Health, Safety and Sustainability at Alcoa. As part of that role, he also oversaw the Alcoa Foundation, one of the largest corporate foundations in the U.S.

In addition, Mr. Harvey held a variety of operational and financial assignments across the U.S., Europe and Latin America during his career at Alcoa, predominantly in its Upstream business. As the Chief Operating Officer for Global Primary Products at Alcoa from July 2013 to June 2014, he oversaw the day-to-day global operations of the Alcoa Inc.’s mining, refining, smelting, casting and energy businesses. Prior to that role, he was Chief Financial Officer for Global Primary Products from December 2011 to July 2013. Mr. Harvey also interfaced with securities analysts and investors globally as Director of Investor Relations at Alcoa from September 2010 to November 2011, and he was Director of Corporate Treasury from January 2010 to September 2010. Mr. Harvey joined Alcoa in 2002 as a business analyst for Global Primary Products in Knoxville, Tennessee.

Attributes and Skills: As the only management representative on the Board, Mr. Harvey’s leadership of, and extensive experience and familiarity with, Alcoa Corporation’s businesses provides the Board with invaluable insight into the Company’s operations and strategic direction. His broad range of operational, financial, investor relations and other roles at Alcoa has given him an in-depth and well-rounded understanding of the Company.

James A. Hughes

Age: 53

Other Current Public Directorships: TPI Composites Inc.

Career Highlights and Qualifications: Mr. Hughes joined First Solar, Inc. in March 2012 as Chief Commercial Officer and was appointed Chief Executive Officer in May 2012. He stepped down as CEO on June 20, 2016 and left the board on September 1, 2016. Prior to joining First Solar, Mr. Hughes served, from October 2007 until April 2011, as Chief Executive Officer and Director of AEI Services LLC, which owned and operated power distribution, power generation (both thermal and renewable), natural gas transportation and services, and natural gas distribution businesses in emerging markets worldwide. From 2004 to 2007, he engaged in principal investing with a privately held company based in Houston, Texas that focused on micro-cap investments in North American distressed manufacturing assets. Previously, he served, from 2002 until March 2004, as President and Chief Operating Officer of Prisma Energy International, which was formed out of former Enron interests in international electric and natural gas utilities. Prior to that role, Mr. Hughes spent almost a decade with Enron Corporation in positions that included President and Chief Operating Officer of Enron Global Assets, President and Chief Operating Officer of Enron Asia, Pacific, Africa and China and as Assistant General Counsel of Enron International.

Other Current Affiliations: In addition to his public company board membership, Mr. Hughes serves as the Chairman of the Los Angeles Branch of the Federal Reserve Bank of San Francisco.

Previous Directorships: APR Energy PLC, Quicksilver Resources, Inc. and First Solar, Inc.

Attributes and Skills: Mr. Hughes’s extensive experience in the energy sector will be a valuable resource to the Company, including the Company’s valuable portfolio of energy assets. His previous leadership positions at large energy and utility companies enable him to contribute valuable business, operational and management expertise.

Michael G. Morris

Age: 68

Other Current Public Directorships: L Brands, Inc.; The Hartford Financial Services Group, Inc.; Spectra Energy Corp

Career Highlights and Qualifications: Mr. Morris was Chairman of American Electric Power Company, Inc. (AEP), one of the nation’s largest utility generators and owner of the largest electricity transmission system in the United States, from 2004 through 2013. He served as Chief Executive Officer of AEP and all of its major subsidiaries from 2004 until his retirement in November 2011 and as President from 2004 to 2011. From 1997 to 2003, Mr. Morris was Chairman, President and Chief Executive Officer of Northeast Utilities. Prior to that, he held positions of increasing responsibility in energy and natural gas businesses.

Other Current Affiliations: In addition to his public company board memberships, Mr. Morris serves on the U.S. Department of Energy’s Electricity Advisory Board, the National Governors Association Task Force on Electricity Infrastructure, the Institute of Nuclear Power Operations and the Business Roundtable (chairing the Business Roundtable’s Energy Task Force).

Previous Directorships: Mr. Morris was Chairman of AEP from 2004 to 2013. From 1997 to 2003, Mr. Morris was Chairman of Northeast Utilities. Mr. Morris was previously chairman of the Edison Electric Institute.

Attributes and Skills: Mr. Morris has proven business acumen, having served as the chief executive officer of significant, complex organizations. Mr. Morris’ experience in the energy field is a valuable resource to the Company as it engages in renewing its energy supplies. The production of aluminum requires large amounts of energy in an electrolytic smelting process. In addition, Mr. Morris is a leader in developing the carbon sequestration process, which is a technology that may prove to be valuable to the aluminum industry in reducing greenhouse gas emissions.

James E. Nevels

Age: 65

Other Current Public Directorships: First Data Corporation; WestRock Company (Lead Director); The Hershey Company (Lead Independent Director)

Career Highlights and Qualifications: Mr. Nevels founded The Swarthmore Group in 1991 and has served as its Chairman since that time. He has more than 36 years of experience in the securities and investment industry and is a member of The Swarthmore Group’s Executive Committee. Mr. Nevels was appointed by the President of the United States to the Advisory Committee to the Pension Benefit Guaranty Corporation and served as Chairman from 2005 until 2007. In December 2001, Mr. Nevels was appointed by the Governor of Pennsylvania as Chairman of the Philadelphia School Reform Commission and served through September 2007 overseeing the turnaround of the Philadelphia School System, then the ninth largest school district in the United States. In addition, Mr. Nevels served as a member of the Board of The Federal Reserve Bank of Philadelphia from 2010 to 2015, and served as Chair of the Board in 2014 and 2016.

Other Current Affiliations: In addition to his public company board memberships, Mr. Nevels is currently a member of the Board of the Hershey Trust Company and Milton Hershey School, member of the Board of the Marine Corps Heritage Foundation, member of the Board of MMG Insurance Company, member of the Board of The Barbara Bush Foundation for Family Literacy, member of the Board of Trustees of the Pro Football Hall of Fame (Emeritus Status) and a member of the Council of Foreign Relations.

Attributes and Skills: Mr. Nevels’ background and experience as an investment advisor and board member and chairman of large public companies give him broad knowledge and perspective on the governance and leadership of publicly traded companies, as well as financial expertise that will provide the Board with valuable insight.

James W. Owens

Age: 69

Other Current Public Directorships: International Business Machines Corporation; Morgan Stanley

Career Highlights and Qualifications: Mr. Owens served as Chairman and Chief Executive Officer of Caterpillar Inc., a leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines, from February 2004 through June 2010. He was Executive Chairman from June to October 2010, when he retired from the company.

Mr. Owens served as Vice Chairman of Caterpillar from December 2003 to February 2004 and as Group President from 1995 to 2003, responsible at various times for 13 of the company’s 25 divisions. Mr. Owens joined Caterpillar in 1972 as a corporate economist and was named chief economist of Caterpillar Overseas S.A. in Geneva, Switzerland in 1975. From 1980 until 1987, he held managerial positions in the Accounting and Product Source Planning Departments. In 1987, he became managing director of P.T. Natra Raya, Caterpillar’s joint venture in Indonesia. He held that position until 1990, when he was elected a Corporate Vice President and named President of Solar Turbines Incorporated, a Caterpillar subsidiary in San Diego, California. In 1993, he was elected Vice President and Chief Financial Officer.

Other Current Affiliations: In addition to his public company board memberships, Mr. Owens serves as a senior advisor to Kohlberg Kravis Roberts & Co. L.P., a global asset manager working in private equity and fixed income. His other major affiliations include the Peterson Institute for International Economics and the Council on Foreign Relations.

Previous Directorships: Mr. Owens was Chairman of Caterpillar Inc. from 2004 to 2010. He was also former Chairman and Executive Committee member of the Business Council.

Attributes and Skills: Mr. Owens’ previous leadership positions, including as Chief Executive Officer of a significant, complex global industrial company, bring to the Board proven business acumen, management experience and economics expertise. His background as former Chief Financial Officer of Caterpillar also provides a strong financial foundation for Audit Committee deliberations.

Carol L. Roberts

Age: 55

Career Highlights and Qualifications: Ms. Roberts is Senior Vice President and Chief Financial Officer of International Paper Company (IP), a global leader in packaging and paper with manufacturing operations in 24 countries. Ms. Roberts has over 30 years of industrial manufacturing experience, having worked in multiple facilities and across various functions at IP. Before being named CFO in 2011, Ms. Roberts led IP’s largest business, the Industrial Packaging Group. While in that role, she led IP’s acquisition of Weyerhaeuser’s packaging business. Ms. Roberts has also served as IP’s Vice President of People Development for three years, during which she developed human resources programs that have had a major impact on IP’s talent posture and employee engagement. Ms. Roberts has served in a variety of operational and technical roles since beginning her career with IP in 1981 as an associate engineer at the company’s Mobile, Alabama mill.

Attributes and Skills: Ms. Roberts’ career spans engineering, manufacturing, business management, human resources and finance, bringing a strong set of cross-functional experiences to the Board. Her current role as

Chief Financial Officer of IP also provides her with a strong foundation for valuable contributions to Board discussions relating to financial and strategic matters.

Suzanne Sitherwood

Age: 56

Other Current Public Directorships: Spire Inc.

Career Highlights and Qualifications: Ms. Sitherwood has been the President and Chief Executive Officer of Spire Inc. (formerly The Laclede Group, Inc.) since February 2012.

Spire is the fifth largest, publicly-traded natural gas utility in the U.S., serving more than 1.6 million customers. Prior to joining Spire, Ms. Sitherwood was President of Atlanta Gas Light, Chattanooga Gas and Florida City Gas, which were natural gas utility subsidiaries of AGL Resources. Since joining AGL Resources in 1983, she has held executive positions in gas supply, storage and transportation, construction, engineering and rates and regulatory affairs.

Other Current Affiliations: Ms. Sitherwood serves as deputy chair of the Federal Reserve Bank of St. Louis and is a Board Member of Southern Polytechnic State University in Marietta, Georgia. She also serves as a Board Member for Emory Hospital Visiting Committee.

Attributes and Skills: With more than 30 years of experience in the natural gas industry, serving in roles ranging from chief engineer to vice president gas operations and capacity planning to the president of three natural gas utilities, Ms. Sitherwood possesses significant experience working in a regulatory environment while implementing strategic growth initiatives. She brings considerable leadership and management experience to the Board.

Steven W. Williams

Age: 60

Other Current Public Directorships: Suncor Energy Inc.

Career Highlights and Qualifications: Mr. Williams has served as President of Suncor Energy since December 2011 and Chief Executive Officer since May 2012. His career with Suncor Energy began in 2002 when he was appointed Executive Vice President, Corporate Development and Chief Financial Officer. He also served at Suncor Energy as Executive Vice President, Oil Sands, from 2003 to 2007 and as Chief Operating Officer, from 2007 to 2011. Mr. Williams has more than 39 years of international energy industry experience, including 18 years at Esso/Exxon.

Other Current Affiliations: In addition to his public company board membership, Mr. Williams is a fellow of the Institution of Chemical Engineers and is a member of the Institute of Directors. He is one of 12 founding CEOs of Canada’s Oil Sands Innovation Alliance (COSIA), a member of the advisory board of Canada’s Ecofiscal Commission, a member of the Board of the Business Council of Canada, and vice-chair of the Alberta Premier’s Advisory Committee on the Economy.

Attributes and Skills: Mr. Williams has decades of experience in leadership positions at large, publicly-traded energy companies. His expertise in the energy sector, both on the operational and financial side, brings invaluable insight and experience to the Board. Mr. Williams also has extensive experience with business leadership organizations and advising government organizations regarding businesses and the economy.

Ernesto Zedillo

Age: 63

Other Current Public Directorships: Citigroup Inc.; Promotora de Informaciones, S.A.; The Procter & Gamble Company

Career Highlights and Qualifications: Dr. Zedillo has been at Yale University since 2002, where he is the Frederick Iseman ’74 Director of the Yale Center for the Study of Globalization; Professor in the Field of International Economics and Politics; Professor of International and Area Studies; and Professor Adjunct of Forestry and Environmental Studies. He was a Distinguished Visiting Fellow at the London School of Economics in 2001.

Dr. Zedillo was President of Mexico from December 1994 to December 2000. He served in the Federal Government of Mexico as Undersecretary of the Budget (1987-1988); as Secretary of Economic Programming and the Budget and board member of various state owned enterprises, including PEMEX, Mexico’s national oil company (1988-1992); and as Secretary of Education (1992-1993). From 1978 to 1987, he was with the central bank of Mexico where he served as deputy manager of economic research and deputy director. From 1983 to 1987, he was the founding General Director of the Trust Fund for the Coverage of Exchange Risks, a mechanism created to manage the rescheduling of the foreign debt of the country’s private sector that involved negotiations and complex financial operations with hundreds of firms and international banks.

Dr. Zedillo earned his Bachelor’s degree from the School of Economics of the National Polytechnic Institute in Mexico and his M.A., M.Phil. and Ph.D. at Yale University. In Mexico, he taught economics at the National Polytechnic Institute and El Colegio de Mexico.

Other Current Affiliations: In addition to his public company board memberships, Dr. Zedillo belongs to the international advisory board of BP. He is a senior advisor to the Credit Suisse Research Institute. His current service in non-profit institutions includes being a member of the Foundation Board of the World Economic Forum.

Previous Directorships: Dr. Zedillo was a director of Electronic Data Systems Corporation from 2007 to 2008 where he was a member of its Governance Committee. He was a director of the Union Pacific Corporation from 2001 to 2006 where he served on the Audit and Finance Committees.

Attributes and Skills: From his broad experience in government and international politics and his prior service as President of Mexico, Dr. Zedillo brings international perspective and insight to matters such as governmental relations and public issues in the various countries in which Alcoa operates. Dr. Zedillo also has significant financial experience, having previously served on the audit committee of Union Pacific and as the Secretary of Economic Programming and the Budget for Mexico, as well as having held various positions at Banco de México, the central bank of Mexico.

Director Independence

In its Corporate Governance Guidelines, the Board of Directors recognizes that independence depends not only on directors’ individual relationships, but also on the directors’ overall attitude. Providing objective, independent judgment is at the core of the Board of Directors’ oversight function. Under the company’s Director Independence Standards, which conform to the corporate governance listing standards of the NYSE, a director is not considered “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with Alcoa Corporation or any subsidiary in its group. The Director Independence Standards comprise a list of all categories of material relationships affecting the determination of a director’s independence. Any relationship that falls below a threshold set forth in the Director Independence Standards, or is not otherwise listed in the Director Independence Standards, and is not required to be disclosed under Item 404(a) of SEC Regulation S-K, is deemed to be an immaterial relationship.

Committees of the Board of Directors

Effective upon the completion of the distribution, our Board of Directors will have the following five standing committees: an Audit Committee, a Compensation and Benefits Committee, a Governance and Nominating Committee, an Executive Committee, and a Public Issues Committee. The Board of Directors is expected to adopt written charters for each committee, which will be made available on our website in connection with the separation.

Each of the Audit, Compensation and Benefits, and Governance and Nominating Committees will consist solely of directors who have been determined by the Board of Directors to be independent in accordance with SEC regulations, NYSE listing standards and the company’s Director Independence Standards (including the heightened independence standards for members of the Audit and Compensation and Benefits Committees).

The following table sets forth the committees of the Board of Directors and the expected membership and chairpersons of the committees as of the completion of the distribution:

	Audit	Compensation and Benefits	Governance and Nominating	Public Issues
Mary Anne Citrino*			✓	✓
Timothy P. Flynn*	✓			✓
Kathryn S. Fuller*		✓	Chair
Roy C. Harvey
James A. Hughes*	✓			✓
Michael G. Morris*
James E. Nevels*		✓	✓
James W. Owens*		Chair	✓
Carol L. Roberts*	Chair	✓
Suzanne Sitherwood*	✓			✓
Steven W. Williams*		✓	✓
Ernesto Zedillo*	✓			Chair

*	Independent Director

The following table sets forth the expected responsibilities of the committees of the Board of Directors:

Committee	Responsibilities
Audit Committee

•       Oversees the integrity of the financial statements and internal controls, including review of the scope and the results of the audits of the internal and independent auditors

•       Appoints the independent auditors and evaluates their independence and performance

•       Reviews the organization, performance and adequacy of the internal audit function

•       Pre-approves all audit, audit-related, tax and other services to be provided by the independent auditors

•       Oversees the company’s compliance with legal, ethical and regulatory requirements

•       Discusses with management and the auditors the policies with respect to risk assessment and risk management, including major financial risk exposures

Each member of the Audit Committee is expected to be financially literate, and the Board of Directors is expected to determine the committee members who qualify as “audit committee financial experts” under applicable SEC rules.

Compensation and Benefits Committee

•       Establishes the Chief Executive Officer’s compensation based upon an evaluation of performance in light of approved goals and objectives

•       Reviews and approves the compensation of the company’s officers

•       Oversees the implementation and administration of the company’s compensation and benefits plans, including pension, savings, incentive compensation and equity-based plans

•       Reviews and approves general compensation and benefit policies

•       Approves the Compensation Discussion and Analysis for inclusion in the proxy statement

•       Has the sole authority to retain and terminate a compensation consultant, as well as to approve the consultant’s fees and other terms of engagement

The Compensation and Benefits Committee may form and delegate its authority to subcommittees when appropriate (including subcommittees of management). Executive officers do not determine the amount or form of executive or director compensation, although the Chief Executive Officer provides recommendations to the Compensation and Benefits Committee regarding compensation changes and incentive compensation for executive officers other than himself. See “Executive Compensation” and “Compensation Discussion and Analysis.”

Executive Committee	• Has the authority to act on behalf of the Board of Directors

Governance and Nominating Committee

•       Identifies individuals qualified to become Board of Directors members and recommends them to the full Board of Directors for consideration, including evaluating all potential candidates, whether initially recommended by management, other Board of Directors members or stockholders

•       Makes recommendations to the Board of Directors regarding committee assignments

•       Develops and annually reviews corporate governance guidelines for the company, and oversees other corporate governance matters

•       Reviews related person transactions

•       Oversees an annual performance review of the Board of Directors, committees and individual director nominees

•       Periodically reviews and makes recommendations to the Board of Directors regarding director compensation

Public Issues Committee

•       Provides guidance on matters relating to the company’s corporate social responsibility, including good corporate citizenship, environmental sustainability, health and safety and social issues

•       Oversees and monitors the company’s policies and practices to ensure alignment with the company’s vision and values

•       Advises on significant public issues that are pertinent to the company and its stakeholders

•       Considers, and brings to the attention of the Board as appropriate, political, social and environmental trends and major global legislative and regulatory developments or other public policy issues

•       Oversees the company’s policies and practices relating to the company’s political activities, diversity and charitable contributions

•       Monitors the company’s reputation and environmental sustainability progress

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2015, Alcoa Corporation was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by ParentCo, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Stockholder Recommendations for Director Nominees

Any stockholder wishing to recommend a candidate for director should submit the recommendation in writing to our principal executive offices: Alcoa Corporation, Governance and Nominating Committee, c/o Corporate Secretary’s Office, 390 Park Avenue, New York, New York 10022-4608. The written submission should comply with all requirements that will be set forth in the company’s certificate of incorporation and bylaws. The Governance and Nominating Committee will consider all candidates recommended by stockholders who comply with the foregoing procedures and satisfy the minimum qualifications for director nominees and Board of Directors member attributes.

Alcoa Corporation’s amended and restated bylaws will provide that any stockholder entitled to vote at an annual stockholders’ meeting may nominate one or more director candidates for election at that annual meeting by following certain prescribed procedures.

Director Qualification Standards and Process for Evaluating Director Candidates

The Governance and Nominating Committee is expected to adopt Criteria for Identification, Evaluation and Selection of Directors as follows:

1.	Directors must have demonstrated the highest ethical behavior and must be committed to the company’s values.

2.	Directors must be committed to seeking and balancing the legitimate long-term interests of all of the company’s stockholders, as well as its other stakeholders, including its customers, employees and the communities where the company has an impact. Directors must not be beholden primarily to any special interest group or constituency.

3.	No director should have, or appear to have, a conflict of interest that would impair that director’s ability to make decisions consistently in a fair and balanced manner.

4.	Directors must be independent in thought and judgment. They must each have the ability to speak out on difficult subjects; to ask tough questions and demand accurate, honest answers; to constructively challenge management; and at the same time, act as an effective member of the team, engendering by his or her attitude an atmosphere of collegiality and trust.

5.	Each director must have demonstrated excellence in his or her area and must be able to deal effectively with crises and to provide advice and counsel to the Chief Executive Officer and his or her peers.

6.

Directors should have proven business acumen, serving or having served as a chief executive officer, chief operating officer or chief financial officer of a significant, complex organization, or other senior leadership role in a significant, complex organization; or serving or having served in a significant policy-making or leadership position in a well-respected, nationally or internationally recognized educational institution, not-for-profit organization or governmental entity; or having achieved a widely recognized position of leadership in the director’s field of endeavor, which adds substantial value to the oversight of material issues related to the company’s business.

7.	Directors must be committed to understanding the company and its industry; to regularly preparing for, attending and actively participating in meetings of the Board of Directors and its committees; and to ensuring that existing and future individual commitments will not materially interfere with the director’s obligations to the company. The number of other board memberships, in light of the demands of a director nominee’s principal occupation, should be considered, as well as travel demands for meeting attendance.

8.	Directors must understand the legal responsibilities of board service and fiduciary obligations. All members of the Board of Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations. At least one member of the Board must satisfy the requirements of an “audit committee financial expert.”

9.	Directors must be self-confident and willing and able to assume leadership and collaborative roles as needed. They need to demonstrate maturity, valuing board and team performance over individual performance and respect for others and their views.

10.	New director nominees should be able to and committed to serve as a member of the Board of Directors for an extended period of time.

11.	While the diversity, the variety of experiences and viewpoints represented on the Board of Directors should always be considered, a director nominee should not be chosen nor excluded solely or largely because of race, color, gender, national origin or sexual orientation or identity. In selecting a director nominee, the committee will focus on any special skills, expertise or background that would complement the existing Board of Directors, recognizing that the company’s businesses and operations are diverse and global in nature.

12.	Directors should have reputations, both personal and professional, consistent with the company’s image and reputation.

The Governance and Nominating Committee will make a preliminary review of a prospective candidate’s background, career experience and qualifications based on available information or information provided by an independent search firm that identifies or provides an assessment of a candidate. If a consensus is reached by the committee that a particular candidate would likely contribute positively to the Board of Directors’ mix of skills and experiences, and a Board of Directors vacancy exists or is likely to occur, the candidate will be contacted to confirm his or her interest and willingness to serve. The committee will conduct interviews and may invite other Board of Directors members or senior executives to interview the candidate to assess the candidate’s overall qualifications. The committee will consider the candidate against the criteria it has adopted in the context of the current composition and needs of the Board of Directors and its committees.

At the conclusion of this process, the committee will reach a conclusion and report the results of its review to the full Board of Directors. The report is expected to include a recommendation whether the candidate should be nominated for election to the Board of Directors. This procedure will be the same for all candidates, including director candidates identified by stockholders.

The Governance and Nominating Committee may retain the services of a search firm that specializes in identifying and evaluating director candidates.

Corporate Governance Principles

Our Board of Directors is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding our governance practices. These practices will be reviewed annually by the Governance and Nominating Committee in light of changing circumstances in order to continue serving Alcoa Corporation’s best interests and the best interests of our stockholders.

Communicating with our Board of Directors

Stockholders and other interested parties wishing to contact the Lead Director or the non-management directors as a group may do so by sending a written communication to the attention of the Lead Director c/o Alcoa Corporation, Corporate Secretary’s Office, 390 Park Avenue, New York, New York 10022-4608. To communicate issues or complaints regarding questionable accounting, internal accounting controls or auditing matters, send a written communication to the Audit Committee c/o Alcoa Corporation, Corporate Secretary’s Office, 390 Park Avenue, New York, New York 10022-4608. Alternatively, you may place an anonymous, confidential, toll free call in the United States to Alcoa Corporation’s Integrity Line at 1-800-346-7319. A listing of Integrity Line telephone numbers outside the United States will be available on our website.

Communications addressed to the Board of Directors or to an individual director are distributed to the Board of Directors or to any individual director or directors as appropriate, depending upon the facts and circumstances outlined in the communication. The Board of Directors is expected to ask the Corporate Secretary’s Office to submit to the Board of Directors all communications received, excluding only those items that are not related to its duties and responsibilities, such as junk mail and mass mailings; product complaints and product inquiries; new product or technology suggestions; job inquiries and resumes; advertisements or solicitations; and surveys.

Risk Oversight

The Board of Directors will be actively engaged in overseeing and reviewing the company’s strategic direction and objectives, taking into account (among other considerations) the company’s risk profile and exposures. It will be management’s responsibility to manage risk and bring to the Board of Directors’ attention the most material risks to the company. The Board of Directors will have oversight responsibility of the processes established to report and monitor systems for material risks applicable to the company. The Board of Directors will annually review the company’s enterprise risk management and receive regular updates on risk exposures.

Business Conduct Policies and Code of Ethics

In connection with the separation, we expect to adopt Business Conduct Policies that apply equally to the directors and to all officers and employees of the company, as well as those of our controlled subsidiaries, affiliates and joint ventures. The directors and employees in positions to make discretionary decisions are surveyed annually regarding their compliance with the policies.

The company is also expected to have a Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer and other financial professionals, including the principal accounting officer, and those subject to it are surveyed annually for compliance with it. Only the Audit Committee will have the authority to amend or grant waivers from the provisions of the company’s Code of Ethics, and any such amendments or waivers will be posted promptly on our website.

DIRECTOR COMPENSATION

Compensation for non-employee directors of Alcoa Corporation will be a mix of cash and equity-based compensation. Mr. Harvey, who will be the sole director employed by Alcoa Corporation immediately following the separation, will not receive any additional compensation for his service as a member of the Board of Directors of Alcoa Corporation.

The table below sets forth the components of compensation for our non-employee directors (to be prorated based on actual service periods) approved by the ParentCo Board of Directors.

Annual Compensation Element	Amount
Cash Retainer for Non-Employee Directors[1]	$120,000
Annual Equity Award for Non-Employee Directors[2]	$120,000 in grant date value
Other Annual Cash Fees[1]
• Chairman Fee	$25,000
• Audit Committee Chair Fee (includes Audit Committee Member Fee)	$27,500
• Audit Committee Member Fee	$11,000
• Compensation and Benefits Committee Chair Fee	$20,000
• Other Committee Chair Fee	$16,500

Stock Ownership Requirement	$750,000

[1]	Each non-employee director may elect to defer all or part of the cash compensation to the Alcoa Corporation non-employee director deferred compensation plan or to additional restricted stock units.
[2]	To be granted in the form of restricted stock units with a one-year cliff vesting requirement. Vested restricted stock units will be settled in a lump sum or installments following termination of service on the Alcoa Corporation Board of Directors in accordance with the elections made by non-employee directors.

Cash-settled deferred share units issued under the ParentCo director deferred fee plans to non-employee directors who previously served on the ParentCo Board of Directors will be converted into cash-settled deferred share units relating to Alcoa Corporation common stock in a manner that preserves the aggregate intrinsic value of the units as measured immediately before and immediately after the separation.

COMPENSATION DISCUSSION AND ANALYSIS

As discussed above, Alcoa Corporation is currently part of ParentCo and not an independent company, and its compensation committee has not yet been formed. Decisions regarding the past compensation of Messrs. Harvey, Oplinger, and Collins were made by the Compensation & Benefits Committee of ParentCo (the “ParentCo Compensation Committee”), and decisions regarding the past compensation of Mr. Sigurdsson and Ms. Fisher were made by ParentCo management in accordance with plan results and performance. This Compensation Discussion and Analysis describes the compensation practices of ParentCo as they relate to these executives and also discusses certain aspects of Alcoa Corporation’s anticipated compensation structure following the separation. After separation, Alcoa Corporation’s executive compensation programs, policies, and practices for its executive officers will be subject to the review and approval of Alcoa Corporation’s compensation committee.

For purposes of the following Compensation Discussion and Analysis and executive compensation disclosures, the individuals listed below are collectively referred to as Alcoa Corporation’s “named executive officers.” They are Alcoa Corporation’s chief executive officer, chief financial officer, and, of the other individuals who are expected to be designated as Alcoa Corporation executive officers, the three most highly compensated based on 2015 compensation from ParentCo.

•	Roy C. Harvey, Alcoa Corporation Chief Executive Officer. Prior to the separation, Mr. Harvey served as Executive Vice President and Group President, Global Primary Products for ParentCo.

•	William F. Oplinger, Alcoa Corporation Chief Financial Officer. Prior to the separation, Mr. Oplinger served as Executive Vice President and Chief Financial Officer for ParentCo.

•	Tomas Sigurdsson, Alcoa Corporation Chief Operating Officer. Prior to the separation, Mr. Sigurdsson served as Vice President and Chief Operating Officer—Global Primary Products for ParentCo.

•	Robert S. Collins, Alcoa Corporation Controller. Prior to the separation, Mr. Collins served as Vice President and Controller for ParentCo.

•	Leigh Ann Fisher, Alcoa Corporation Chief Administration Officer. Prior to the separation, Ms. Fisher served as Chief Financial Officer—Global Primary Products for ParentCo.

The following sections of the Compensation Discussion and Analysis describe ParentCo’s compensation philosophy, 2015 compensation targets and results, 2015 pay decisions, and policies and practices as they applied to Alcoa Corporation’s named executive officers in 2015.

Compensation Philosophy

ParentCo’s Executive Compensation Philosophy is based on three guiding principles to drive pay-for-performance and shareholder alignment:

A.	Target salary compensation at median, while using incentive compensation (“IC”) and long-term incentive (“LTI”) to reward exceptional performance and to attract and retain exceptional talent.

B.	Make equity the most dominant portion of total compensation for senior executives and managers, increasing the portion of performance-based equity with the level of responsibility.

C.	Choose IC and LTI metrics that focus management’s actions on achieving the greatest positive impact on ParentCo’s financial performance.

A.	Target salary compensation at median, while using IC and LTI to reward exceptional performance and to attract and retain exceptional talent

To attract, motivate, align and retain high performing executives, ParentCo designs its compensation programs at median base salary levels while providing cash and equity incentives that motivate exceptional performance. Given the demanding leadership challenges confronting the aluminum industry in recent years, the prospect of an upside in IC and LTI has proven to be a major retention factor and has had a demonstrable impact on motivating managers to overcome those obstacles and achieve strong operational and financial performance. To dis-incentivize below-target performance, ParentCo sets thresholds that eliminate payouts for missing targets by more than a small margin. While the reduced payout slope from target to minimum is steep, ParentCo establishes payout multiples for overachievement that can be earned only with significant upside performance.

To help determine total direct compensation for the named executive officers in 2015, ParentCo used a peer group consisting of companies who participated in the Towers Watson Executive Compensation survey with revenues between $15 billion and $50 billion (excluding financial companies) to help estimate competitive compensation. This peer group reflected the broad-based group of companies with which ParentCo competes for non-CEO executive talent. The data from this peer group is considered by ParentCo in establishing executive compensation and to ensure that ParentCo provides and maintains compensation levels in line with the market, and to attract, retain and motivate employees. The ParentCo Compensation Committee’s independent compensation consultant has reviewed and endorsed this peer group. For 2015, 137 companies met the revenue and industry criteria and were used to compare compensation for all of the executive level positions; see “Attachment A” below.

For future Alcoa Corporation compensation benchmarking, Alcoa Corporation expects to continue to use a broader based peer group for our non-CEO executive positions and a more narrow industry-focused peer group for the CEO.

B.	Make equity the most dominant portion of total compensation for senior executives and managers, increasing the portion of performance-based equity with the level of responsibility.

The target pay mix in 2015 for the named executive officers was as follows:

	Base Salary	Annual Cash Incentive	Performance Shares	Stock Options	Time-Vested RSUs
Roy Harvey	22%	18%	48%	12%	0%
Bill Oplinger	18%	18%	51%	13%	0%
Tomas Sigurdsson	31%	21%	24%	12%	12%
Leigh Ann Fisher	40%	22%	19%	0%	19%
Robert Collins	34%	19%	23%	0%	24%

For Mr. Harvey and Mr. Oplinger, who were executive officers of ParentCo in 2015, 80% of the 2015 equity award was granted in the form of performance-based restricted share units and 20% was granted as stock options. For Mr. Sigurdsson, Mr. Collins and Ms. Fisher, who were in their prior roles for ParentCo in 2015, 50% of the 2015 equity awards was granted in the form of performance-based restricted share units and 50% was granted as either time-vested stock options or restricted share units.

C.	Choose IC and LTI metrics that focus management’s actions on achieving the greatest positive impact on ParentCo’s financial performance

Supporting the IC and LTI targets that ParentCo sets each year is a comprehensive approach for establishing business plan targets, which are publicly disclosed by ParentCo. The business plan targets have been consistent with ParentCo’s overall strategy to build a globally competitive commodity business while profitably growing ParentCo’s value-add businesses.

In January 2014, ParentCo established three-year targets to be reached by the end of 2016. (ParentCo does not set new three-year targets each year.) Because of the diversity of ParentCo’s businesses, these three-year targets have taken varying forms for the upstream, midstream and downstream businesses. For example, because the Global Primary Products business largely competes in commodity markets, the focus has been on lowering costs. Targets are set to lower ParentCo’s position on the industry cost curves by the year in which the targets end. The midstream and downstream businesses have targets for profitable growth. The profitability targets for the midstream business are adjusted EBITDA/MT and for the downstream business are adjusted EBITDA Margin Percentage and revenue growth.

The three-year targets are set based on consideration of the following parameters:

1.	Market/competitive positioning, both current and projected;

2.	Competitor financial benchmarking;

3.	Market conditions, both current and projected; and

4.	Historical performance.

Annually, ParentCo conducts a rigorous, iterative operational planning process that considers a series of factors:

1.	Progress toward attainment of three-year targets;

2.	Current and projected market conditions, which are based on assumptions about key financial parameters, such as foreign currency exchange rates (“FX”) and prices of metal, energy and raw materials;

3.	Capital and operational projects to be completed during the year that increase ParentCo’s competitiveness, open new markets or drive additional profitability; and

4.	Historical performance and each business’ ability to overcome headwinds through ongoing productivity improvements.

Each business plan is evaluated using a number of financial and non-financial metrics, including revenue growth, gross and net productivity, overhead expenditures, capital efficiency (both working capital and capital expenditures), overall profitability, cash generation (both cash from operations and free cash flow (“FCF”)), safety, quality and customer metrics. The summation of these group plans then is compared with the financial position of ParentCo in the aggregate to determine whether the targets meet ParentCo’s financial ratio and cash requirements. The final result is the annual ParentCo Business Plan.

This rigorous process allows ParentCo to establish one-year and three-year business plan goals on which to base its IC and LTI targets. The LTI target is structured so that ParentCo can monitor and incentivize progress each year of the three-year plan, a critical factor given the volatility of the pricing of the aluminum commodity and of overall business conditions.

The consistent progress toward achieving the three-year business plan goals demonstrates that the annual business plans, on which the IC and LTI targets are based, consistently drive long-term value for ParentCo’s shareholders. The tangible evidence of this can be found in the multi-year productivity gains, reductions in days working capital and increases in profitable growth that have facilitated ParentCo’s transformation strategy.

ParentCo’s choice of metrics is directly related to the major priorities of ParentCo’s businesses and is aligned with ParentCo’s shareholders.

•	Financial metrics represent 80% of the total IC targets. ParentCo has consistently chosen IC metrics that motivate high performance in the current environment and LTI metrics that are aligned with its long-term strategy. Because liquidity became the major concern for ParentCo during the economic downturn, FCF was a major financial IC metric beginning in 2009. Since 2014, ParentCo’s financial IC metrics are 40% for after-tax income to represent the investor priorities for profitable growth; 33% for FCF to maintain a focus on liquidity; and 7% for Average Year-to-Date Days Working Capital (“DWC”) to reduce financing costs by managing inventory, receivables and payables.

•	Non-financial metrics represent 20% of the IC target. Safety, environmental stewardship and diversity are intrinsic to ParentCo’s values and have an impact on ParentCo’s business performance.

The safety metric focuses on reducing the number of serious injuries. ParentCo’s environmental metric drives reduction of carbon dioxide emissions, strengthening ParentCo’s energy efficiency. ParentCo’s diversity metric tracks representation of women globally and minorities in the United States, reinforcing ParentCo’s goal to draw on every talent pool to attract the best and brightest to ParentCo and to build on diverse viewpoints.

•	Long term metrics. ParentCo’s LTI metrics consist of 75% for EBITDA margin growth and 25% for revenue growth to reinforce its long-term objective of profitable growth in ParentCo’s value-add businesses.

To drive management behavior that maximizes financial performance and value, ParentCo holds managers accountable for factors they can directly control. Because ParentCo’s compensation philosophy is not to reward or punish management for factors that are outside their control, ParentCo normalizes for those factors. As part of the financial planning process for an upcoming year, ParentCo establishes assumptions for the LME price of aluminum and currency exchange rates, both of which can have significant effects on financial results and neither of which management performance can impact.

LME: Without normalization, in years when the LME rises rapidly relative to plan, such as 2014, IC and LTI would be less effective as a performance incentive because management would receive an unearned benefit. When the LME price of aluminum falls dramatically, as it did in 2015, failure to normalize would demotivate employees by putting any IC and LTI awards out of reach for reasons beyond their control. Instead, ParentCo’s use of normalization enables ParentCo to drive operational and financial performance, particularly in recent years of volatile LME aluminum prices. While normalization reinforces management accountability and pay-for-performance, the significant equity portion of executive compensation reinforces management’s alignment with shareholders’ experience as investors in ParentCo.

Currency Exchange Rates: Since ParentCo’s revenues are largely U.S. dollar-denominated, while costs in non-U.S. locations are largely denominated in local currency, the volatility of currency exchange rates also has had a significant impact on ParentCo’s earnings. As ParentCo’s commodities are traded in U.S. dollars, ParentCo has typically seen an inverse correlation to FX. Therefore, to avoid double counting, the normalization for the commodity price swings needs to be corrected by concurrent normalization of foreign exchange.

Because ParentCo generally does not hedge foreign exchange or LME fluctuations, normalization is a practice that ParentCo has been following for many years. As a result, ParentCo’s management has remained highly focused on achieving and surpassing operational and strategic goals that benefit ParentCo’s top- and bottom-line performance.

Uncontrollable market forces have significant impact on ParentCo’s financial results

Market Force	Benchmark	2015 Sensitivity for Net Income ($M)
LME	+/- $100/MT	+/- $	190
FX	USD +/- 10%	+/- $	225

2015 Target Setting and Results

2015 Annual Cash Incentive Compensation

ParentCo’s corporate annual cash incentive compensation plan for 2015 was designed to achieve operating goals set at the beginning of the year.

•	80% of the cash incentive formula was based on achieving financial targets for adjusted free cash flow (33%), adjusted net income (40%) and average year-to-date DWC (7%); and

•	20% of the formula was based on achieving safety, environmental and diversity targets.

After establishing the targets for the financial measures, the payout ranges were set above and below the target as shown in the table below:

•	The steep curve to achieve 100% performance is intended to drive maximum effort.

•	The payouts above target are aligned with achievement levels that ensure a strong return on the additional incentive compensation paid.

•	ParentCo believes the challenging market environment for commodities and unexpected integration challenges adversely impacted ParentCo’s performance in 2015.

2015 ParentCo Annual Cash Incentive Compensation Plan Design, Targets and Results

		Defined Corporate Level Payout Percentage
	Metric	0%	50%	100% (Target)	150%	200%	Result	IC Result	Weighting	Formula Award
($ in millions)
Financial Measures[1]	Adjusted Free Cash Flow
		$350	$675	$1,000	$1,330	$1,800	$625	42%	33%	14.0%
	Net Income
		$900	$1,104	$1,307	$1,507	$1,807	$1,135	58%	40%	23.1%
	Average DWC
		33.1	32.6	32.1	31.1	30.1	33.3	0%	7%	0.0%

										37.0%

Non-Financial Measures	Safety[2]
	DART		0.304	0.296		0.289	0.314	0%	2.5%	0.0%
	FSI Reduction		-1	-4		-7	-28	200%	2.5%	0.0%[2]
	Environment[3]
	CO2 Emissions Reduction (tons)		166,000	307,000		502,000	250,497	80%	5.0%	4.0%
	Diversity[4]
	Executive Level Women, Global		22.0%	22.3%		23.3%	22.8%	150%	2.5%	3.8%
	Executive Level Minorities, U.S.		16.6%	16.9%		17.9%	16.8%	83%	2.5%	2.1%
	Professional Level Women, Global		27.6%	27.9%		28.9%	28.3%	140%	2.5%	3.5%
	Professional Level Minorities, U.S.		18.1%	18.4%		19.4%	19.0%	160%	2.5%	4.0%

										13.3%

IC RESULT (CALCULATED)									100%	54.3%

INCREASE IN PAYOUT AS DETERMINED BY COMMITTEE										34.2%

FINAL IC TOTAL										88.5%

Foreign currency exchange rates and the price of aluminum on the LME were normalized to plan rates and prices to eliminate the effects of fluctuation in such rates and prices, both of which are factors outside management’s control. See “Attachment C—Calculation of Financial Measures” to the ParentCo’s Annual Proxy Statement on Definitive Schedule 14A for ParentCo’s 2016 Annual Meeting of Shareholders for calculation of financial measures and for the definition of Adjusted Free Cash Flow and Adjusted Net Income. The threshold payout is 0% for the financial metrics and 50% for the non-financial metrics. The maximum payout for each metric is 200%. For performance between defined levels, the payout is interpolated.

1.	80% of the cash incentive formula was based on achieving financial targets for adjusted free cash flow, adjusted net income and average year-to-date DWC. We achieved a payout of 37.0% for financial metrics in 2015.

2.	Safety targets included reductions in (A) the DART (Days Away, Restricted and Transfer) rate, which measures injuries and illnesses that involve one or more days away from work per 100 full-time workers and days in which work is restricted or employees are transferred to another job due to injury per 100 full-time workers and (B) the number of FSI (Fatality and Serious Injury) incidents. Performance against the FSI metric exceeded the maximum, but the payout was reduced to 0% because of work-related fatalities during the year.

3.	The environmental target highlights ParentCo’s commitment to reduce CO2 emissions in 2015 and make progress against ParentCo’s 2030 environmental goals. Performance against this metric was below target at 80% in 2015.

4.	Diversity targets were established to increase the representation of executive and professional women on a global basis and to increase the representation of minority executives and professionals in the United States. In 2015, ParentCo exceeded three of the four representation targets, falling short at the executive level for minorities.

2015 Equity Awards: Stock Options, Restricted Share Units and Performance-Based Restricted Share Units

Long-term stock incentives are performance based. ParentCo grants long-term stock awards to align executives’ interests with those of shareholders, link compensation to stock price appreciation over a multi-year period and support the retention of our management team. In January 2015, stock awards were made to all the named executive officers. The 2015 annual equity awards to the named executive officers were in the form of performance-based restricted share units and either time-vesting stock options or restricted share units.

•	ParentCo believes that stock options further align management’s interests with those of ParentCo’s shareholders because the options have no value unless the stock price increases. Stock options vest ratably over a three-year period (one-third vests each year on the anniversary of the grant date) and if unexercised, will expire the earlier of ten years from the date of grant or five years after retirement.

•	Time-vested restricted share units vest on the third anniversary of the grant date, providing a multi-year retention incentive the value of which is linked to the value of ParentCo’s stock.

•	For performance-based restricted share units, performance is measured as the three-year average achievement against annual targets. Earned performance-based restricted share units will be converted into shares of common stock three years from the date of the grant if the executive is still actively employed. The number of performance-based restricted share units earned at the end of the three-year plan has been and will be determined as follows, based on the average of the annual payout percentages over the three-year period:

•	1/3 of the award was based on performance against the 2015 targets (see table below)

•	1/3 of the award will be based on performance against the targets to be established for 2016, and

•	1/3 of the award will be based on performance against the targets to be established for 2017.

For each year, a minimum performance level will also be established. For performance below that level, the portion of the award subject to performance criteria in that year will be forfeited and will not carry over into any future performance period. As with the annual cash IC plan, ParentCo uses a steep curve to achieve 100% performance, which is intended to drive maximum effort.

Upon separation, outstanding equity awards held by the named executive officers will be converted into equity awards relating to Alcoa Corporation stock with the same terms and conditions, including vesting and exercise periods.

2015-2017 Performance-Based Equity Design and Results for 2015*

Performance Measure (%)	Payout Percentage					2015 Result	Plan Result	Weighting	% of 1/3 of Target Award earned in 2015
	0%	50%	100% (Target)	150%	200%
Revenue Growth	10.2%	11.2%	12.2%	13.7%	16.2%	6.80%	0.0%	25%	0.0%
Adjusted EBITDA Margin	14.2%	15.6%	16.9%	18.8%	21.9%	16.74%	93.8%	75%	70.4%
TOTAL								100%	70.4%

*	The figures in the 2015 Result and Plan Result columns were rounded to one decimal place for the purposes of the table presentation. However, the figures in the % of 1/3 of Target Award earned in 2015 column were calculated based on the unrounded figures.

Discussion of 2015 Targets & Results

ParentCo set 2015 financial targets that drive long-term shareholder value. ParentCo has a rigorous process to develop the financial targets on which it bases its IC and LTI targets. Given the impact of a variety of external factors affecting ParentCo’s financial performance, the target-setting process must take into account the complexities of the business and the multiple external factors that impact it. As ParentCo has successfully addressed the challenging situation facing the aluminum industry during the past seven years, its incentive targets have played a major role in driving ParentCo’s year-over-year improvements in underlying operational fundamentals and financial performance. The 2015 IC and LTI financial targets were established to continue that progress. Following the review of ParentCo’s 2015 financial plan by the ParentCo Board of Directors in February 2015, the ParentCo Compensation Committee approved the metrics and targets after assessing the relevancy of the metrics to ParentCo’s strategy and value creation and the difficulty and appropriateness of the targets to drive performance.

Comparison of 2015 incentive targets to 2014 targets and results. As discussed above, in its compensation plan, ParentCo normalizes for the impact of fluctuations in the LME price of aluminum and FX due to the volatility and magnitude of their effect on key metrics. To provide comparability across years of the financial targets and results, underlying LME aluminum price and currency assumptions need to be consistent in the comparison years.

The 2014 targets as reported in the ParentCo 2015 proxy statement were set in January 2014 based on LME and foreign exchange assumptions in the 2014 financial plan. The 2014 results were also normalized to the 2014 plan assumptions. To compare the 2015 targets to the 2014 targets and results, as presented in the table below, the 2014 targets and results have been normalized to the LME and FX assumptions in the 2015 financial plan.

It is important to remember that the plan assumptions for LME and foreign exchange do not make the targets harder or easier because the results are normalized back to the plan assumptions. Whether actual LME or FX exceed or fall short of plan assumptions utilized in setting targets, those impacts are normalized out of the results in the compensation plan. In 2015, when actual LME or FX differed substantially from plan assumptions, that impact was normalized out of the result, raising it for purposes of IC and LTI awards.

	Annual Incentive Metrics				Long-Term Incentive Metrics
	Free Cash Flow (FCF)[1]		Adjusted Net Income[2]	Average YTD DWC	Revenue Growth	Adjusted EBITDA Margin[2]
2014 Target
As reported in 2015 Proxy	-$	210M	$317M	28.9	2.7%	11.6%
Normalized for 2015 Plan LME/Fx		$319M	$600M	30.0	2.7%	14.5%
2014 Result
As reported in 2015 Proxy		$21M	$627M	30.2	2.7%	13.0%
Normalized for 2015 Plan LME/Fx		$550M	$910M	29.9	2.8%	16.0%
2015 Target		$1,000M	$1,307M	32.1	12.2%	16.9%

1	Includes Saudi Arabia joint venture investment
2	For definition of Adjusted Net Income and Adjusted EBITDA, see “Attachment C—Calculation of Financial Measures” to the ParentCo’s Annual Proxy Statement on Definitive Schedule 14A for ParentCo’s 2016 Annual Meeting of Shareholders.

The annual targets for the IC and LTI metrics interact with ParentCo’s 3-year business plan. The targets take into account the three-year targets for the businesses and market conditions.

•	The 2015 Adjusted Free Cash Flow target was aggressive relative to the 2014 target and result. The target was set as ParentCo was challenged to continue working capital improvements and significant growth in earnings. The FCF target was not hit in 2015, largely due to the decline in earnings.

•	The 2015 Adjusted Net Income target was higher than both the 2014 target and result despite expectations of lower regional premiums, energy sales and higher energy costs. This challenging target required management to achieve significant improvements in sales volume and productivity in 2015. The target was not achieved as lower than expected regional premiums and alumina prices, along with volume and pricing headwinds, could not be overcome by ParentCo’s substantial pre-tax productivity improvements of $1.2 billion, which exceeded the $900 million target.

•	The 2015 Average Year-to-Date DWC target was set higher than both the 2014 target and result. When excluding the impact of acquisitions, the 2015 target was set at an improvement of almost one day over 2014. Due to the aggressiveness of the target and previously discussed higher inventory requirements as the portfolio shifted toward high-growth, value-add businesses, ParentCo missed the DWC target, and this metric did not contribute to the 2015 IC payout. Nonetheless, the 2015 result was in line with the prior year result when excluding the impact of acquisitions.

•	The 2015 Revenue Growth target was set well above the target and achieved result in 2014. This target was especially challenging given the projected lower revenue associated with expected lower regional premiums as well as the significant growth challenge inherent in the target for ParentCo’s base business and recent acquisition of Firth Rixson. This target was not met in 2015 due to lower than expected regional premiums and revenue misses in ParentCo’s value-add businesses driven by acquisitions, aerospace pricing pressures and adverse conditions in certain markets.

•	The 2015 Adjusted EBITDA Margin target represents an improvement over both the 2014 target and 2014 result especially in light of the planned headwinds discussed in the adjusted net income section above. This result was just under target at 16.7% as strong productivity could not fully offset the headwinds.

Contribution of Global Primary Products business. The Global Primary Products business, which will primarily constitute the business of Alcoa Corporation upon separation, delivered $901 million in adjusted after-tax operating income, despite substantial headwinds as alumina spot prices fell 43% and metal prices fell 28% in 2015. In face of these headwinds, ParentCo announced actions in 2015 to close or curtail approximately 25% of ParentCo’s operating smelter capacity and approximately 20% of ParentCo’s operating refining capacity, resulting in a decrease of 48% of operating smelter capacity and 36% of operating refinery capacity. ParentCo also delivered significant productivity improvements in ParentCo operations, increased higher margin differentiated products to 67% of total casting product shipments, and successfully converted 75% of ParentCo’s third-party smelter grade alumina shipments to the Alumina Price Index or spot price, delinking from LME based pricing. All these actions further contributed to strengthening the competitiveness of ParentCo’s upstream business. Messrs. Harvey and Sigurdsson and Ms. Fisher were engaged in ParentCo’s Global Primary Products business, and their annual incentive compensation was based, in part or in whole, on its performance, as discussed below.

Determination of final IC and LTI payouts. In determining the IC and LTI payouts, the ParentCo Compensation Committee applied the principles of normalization, and also approved certain adjustments recommended by ParentCo management for items or assumptions not anticipated in the plan. For 2015, on a net basis, the normalizations and adjustments increased IC awards by 35.7% points and LTI awards by 64.8% points compared to formula results before the normalizations and adjustments. Following are the normalizations and adjustments to the 2015 financial results for incentive purposes:

	Annual Incentive Metrics ($M)		Long-Term Incentive Metrics ($M)
	Free Cash Flow (FCF)*	Adjusted Net Income**	Revenue	Adjusted EBITDA**
Preliminary Result	$375	$787	$22,534	$3,248

Normalizations & Adjustments
1. LME & Currency[1]	($5)	$234	$1,073	$384
2. Premiums[2]	$117	$117	$209	$170
3. Special items[3]	$155	($3)	($398)	$118
5. Deferred equity contribution[4]	($17)	N/A	N/A	N/A
Final Result	$625	$1,135	$23,418	$3,920

*	Includes Saudi Arabia joint venture investment
**	For definition of Adjusted Net Income and Adjusted EBITDA, see “Attachment C—Calculation of Financial Measures” to the ParentCo’s Annual Proxy Statement on Definitive Schedule 14A for ParentCo’s 2016 Annual Meeting of Shareholders.
1.	The impact of the LME and currency fluctuations in 2015 against plan was a benefit to ParentCo’s Free Cash Flow and was a detriment to the other metrics. Under the practice described above, there was a negative normalization applied to the Free Cash result and a positive normalization for each of the other three metrics.
2.	Because realized aluminum premiums came in well below plan assumptions, ParentCo management recommended, and the ParentCo Compensation Committee approved, a positive adjustment to all four metrics.
3.	ParentCo management recommended, and the ParentCo Compensation Committee approved, adjustments for certain special items. For details, see “Attachment C—Calculation of Financial Measures” to the ParentCo’s Annual Proxy Statement on Definitive Schedule 14A for ParentCo’s 2016 Annual Meeting of Shareholders.
4.	ParentCo deferred some Saudi Arabia joint venture equity contributions in 2015, which were adjusted out of the FCF results. The deferred contributions had no impact on the results for the other three metrics.

In determining these normalizations and other adjustments, the ParentCo Compensation Committee made every effort to assure that the incentives are designed to motivate management to maximize performance on factors they can control and that IC and LTI payouts are adjusted—up and down—for uncontrolled and unplanned impacts, such as LME and FX changes. In doing so, the ParentCo Compensation Committee maintained its focus on incentivizing and rewarding exceptional performance that delivers value to ParentCo’s shareholders over time.

In determining the final 2015 IC/LTI payouts, the ParentCo Compensation Committee considered significant management performance not captured by the targets. This included the acceleration in late 2014 of ParentCo’s transformation strategy with the acquisitions of Firth Rixson and continued in 2015 with the acquisitions of TITAL and RTI, investments that dramatically expanded ParentCo’s presence in high growth aerospace markets. The culmination of the transformation provided the foundation to announce in the third quarter of 2015 the separation of ParentCo into two public companies.

The ParentCo Compensation Committee recognized that those decisions will have a strong positive impact on ParentCo’s long term financial performance and return to shareholders and that the implementation of those decisions required intense management focus and flexibility, making achievement of ParentCo’s 2015 aggressive financial targets significantly more challenging. The ParentCo Compensation Committee considered that two of the three Groups nonetheless exceeded their aggressive targets and that the EPS management team, which missed its aggressive financial targets, exceeded its target for synergies from the acquisitions and has been skillfully integrating the three global acquisitions for the long term benefit of shareholders of ParentCo, with the rapid achievement of securing $10 billion in multi-year aerospace contracts.

Therefore, while deciding to provide below target IC and LTI payouts, the ParentCo Compensation Committee acknowledged ParentCo’s solid 2015 financial performance in a year of significant declines in the price of aluminum and the extraordinary circumstances resulting from major strategic decisions and actions that will have a positive impact on ParentCo’s future. Looking to 2016, the ParentCo Compensation Committee recognized the importance of retaining exceptional leaders and motivating the 4000 managers and employees who are entitled to incentive compensation to be fully engaged to capture the many opportunities facing ParentCo as it prepares for the separation and executes on the significant new contracts recently awarded. To address those exceptional circumstances, the ParentCo Compensation Committee approved a 24.8% increase ($16.8 million) to the attained IC pool, resulting in a final below target IC payout of 88.5%. No change was made to the 2015 70.4% below target LTI payout.

2015 Pay Decisions

The ParentCo Compensation Committee uses its business judgment to determine the appropriate compensation targets and awards for the named executive officers, in addition to assessing several factors that include:

•	Individual, Group, and Corporate performance;

•	Market positioning based on peer group data (described below);

•	Complexity and importance of the role and responsibilities;

•	Aggressiveness of targets;

•	Signing of contracts that will positively impact future year’s performance;

•	Unanticipated events impacting target achievement;

•	Retention of key individuals in a competitive talent market; and

•	Leadership and growth potential.

Chief Executive Officer—Mr. Harvey. In January 2015, Mr. Harvey was granted performance-based restricted share awards valued at $1,100,318 and stock options valued at $275,039, in his then role at ParentCo as Executive Vice President, Human Resources and Environment, Health, Safety and Sustainability. This was above the target award as a result of his strong performance review in 2014. Mr. Harvey’s annual incentive compensation award for 2015 of $454,307 was above target at 109.8%. The award was based 50% on the corporate incentive compensation plan result of 88.5%, 50% on the incentive compensation plan results for the Global Primary Products (GPP) group, which he has led since his appointment to the position of Executive Vice President and Group President—Global Primary Products in October 2015, and an individual multiplier of 120% based on his performance review for 2015. The GPP group’s incentive compensation plan for 2015 had the same design as the corporate plan and similar financial metrics. The GPP group’s incentive compensation plan result for 2015 was 107.3% based on the group’s contribution to the overall corporate results. Mr. Harvey received a 1.4% salary increase effective October 5, 2015 upon his promotion to his new role.

Executive Vice President and Chief Financial Officer—Mr. Oplinger. In January 2015, in his role as Chief Financial Officer of ParentCo, Mr. Oplinger was granted performance-based restricted share awards valued at $1,600,406 and stock options valued at $400,020, which was above the target award due to his strong performance in 2014. The 24.2% increase in total grant-date value of his January 2015 award was also more commensurate with his increased level of experience in his role and to bring his total direct compensation closer to the median of the peer group. Mr. Oplinger’s annual incentive compensation award for 2015 of $479,375 was below target at 88.5% due to the corporate incentive compensation plan result of 88.5% and an individual multiplier of 100% based on his performance review for 2015. Mr. Oplinger received a 10% salary increase effective March 1, 2015 based on his 2014 performance as Chief Financial Officer and to bring his salary closer to the median of the peer group.

Executive Vice President and Chief Operating Officer—Mr. Sigurdsson. In January 2015, in his ParentCo role of Chief Operating Officer—Global Primary Products, Mr. Sigurdsson was granted performance-based restricted share awards valued at $330,282, stock options valued at $166,150, and time-vesting restricted share units valued at $165,141, which was above the target award based on his strong performance review in 2014. The total grant-date value of his January 2015 award was the same as the prior year. Mr. Sigurdsson’s annual incentive compensation award for 2015 of $340,635 was above target at 118% due to the GPP group’s incentive compensation plan result of 107.3% and an individual multiplier of 120% based on his performance review for 2015.

Controller—Mr. Collins. In January 2015, in his role as Controller of ParentCo, Mr. Collins was granted performance stock awards valued at $202,772 and time-vesting restricted share units valued at $222,772, which was above the target award due to his strong performance review in 2014. Mr. Collins’ annual incentive compensation award for 2015 of $189,985 was above target at 110.6% due to the corporate incentive compensation plan result of 88.5% and an individual multiplier of 125% based on his performance review for 2015. Mr. Collins received a 4.0% salary increase effective March 1, 2015 based on his 2014 performance.

Chief Administration Officer—Ms. Fisher. In January 2015, in her ParentCo role as Chief Financial Officer—Global Primary Products, Ms. Fisher was granted performance stock awards valued at $165,452 and time-vesting restricted share units valued at $165,452, which was above the target award based on her strong performance review in 2014. Ms. Fisher’s annual incentive compensation award for 2015 of $230,629 was above target at 122.4%. The award was based 50% on the corporate IC plan result of 88.5%, 50% on the Global Primary Products plan result of 107.3%, and an individual multiplier of 125% based on her performance review for 2015. Ms. Fisher received a 7.5% salary increase effective March 1, 2015 based on her 2014 performance and in order to bring her salary closer to the median of the peer group.

Compensation Policies and Practices

Highlighted below are certain executive compensation practices, both the practices ParentCo has implemented to incentivize performance and certain other practices that ParentCo has not implemented because ParentCo does not believe they would serve shareholders’ long-term interests. These policies and practices apply to ParentCo, and it is currently anticipated that all of them will be adopted by Alcoa Corporation as well.

What ParentCo Does

Pay for Performance. ParentCo links its executives’ compensation to measured performance in key financial and nonfinancial areas. As noted above, performance against rigorous adjusted free cash flow, average year-to-date DWC, adjusted net income, adjusted EBITDA margin, revenue growth, safety, environmental, and workplace diversity targets is measured in determining compensation. These metrics, coupled with the individual performance multipliers, incentivize individual, business group, and corporate performance. ParentCo’s strategic priorities are reflected in these compensation metrics.

Consider Peer Groups in Establishing Compensation. ParentCo’s aluminum industry peers do not provide an adequate basis for compensation comparison purposes because there are too few of them, they are all located outside of the United States and they do not disclose sufficient comparative compensation data. ParentCo uses Towers Watson’s broad-based survey data for companies with revenues between $15 billion and $50 billion (excluding financial companies) to help estimate competitive compensation for executive level positions (other than that of the ParentCo CEO), including the named executive officers. ParentCo targets its compensation structure at the median of this group of companies.

Review Tally Sheets. The ParentCo Compensation Committee reviews tally sheets that summarize various elements of historic and current compensation for each named executive officer of ParentCo in connection with making annual compensation decisions. This information includes compensation opportunity, actual compensation realized and wealth accumulation. ParentCo has found that the tally sheets help to synthesize the various components of ParentCo’s compensation program in making decisions.

Maintain Robust Stock Ownership Guidelines. ParentCo’s stock ownership requirements further align the interests of management with those of shareholders by requiring executives to hold substantial equity in ParentCo until retirement. ParentCo’s stock ownership guidelines require that the ParentCo CEO retain equity equal in value to six times his base salary and that each of the other ParentCo named executive officers retain equity equal in value to three times base salary. These guidelines reinforce management’s focus on long-term shareholder value and commitment to ParentCo. Until the stock ownership requirements are met, each executive is required to retain until retirement 50% of shares acquired upon vesting of restricted share units or upon exercise of stock options that vest after March 1, 2011, after deducting shares used to pay for the option exercise price and taxes. Unvested restricted share units, unexercised stock options and any stock appreciation rights do not count towards meeting the stock ownership requirement.

Schedule and Price Stock Option Grants to Promote Transparency and Consistency. ParentCo grants stock options to its named executive officers at a fixed time every year—generally the date of the ParentCo Board and Committee meetings in January. Such meetings occur after ParentCo releases earnings for the prior year and the performance of ParentCo for that year is publicly disclosed. The exercise price of employee stock options is the closing price of ParentCo stock on the grant date, as reported on the New York Stock Exchange.

Maintain Clawback Policies Incorporated into ParentCo Incentive Plans. The 2009, 2013 and 2016 ParentCo Stock Incentive Plans, the Incentive Compensation Plan for annual cash incentives and the ParentCo Internal Revenue Code Section 162(m) Compliant Annual Cash Incentive Compensation Plan each contain provisions permitting recovery of performance-based compensation.

Apply Double-Trigger Equity Vesting in the Event of a Change in Control. Awards granted under the 2009 ParentCo Stock Incentive Plan after February 15, 2011 and all awards granted under the 2013 ParentCo Stock Incentive Plan and the 2016 ParentCo Stock Incentive Plan do not immediately vest upon a change in control if a replacement award is provided. The replacement award would vest immediately if, within a two-year period following a change in control, a plan participant is terminated without cause or leaves for good reason. Performance-based stock awards will be converted to time-vested stock awards upon a change in control under the following terms: (i) if 50% or more of the performance period has been completed as of the date on which the change in control has occurred, then the number of shares or the value of the award will be based on actual performance completed as of the date of the change in control; or (ii) if less than 50% of the performance period has been completed as of the date on which the change in control has occurred, then the number of shares or the value of the award will be based on the target number or value.

Pay Reasonable Salaries to Senior Executives. Each ParentCo named executive officer receives a salary that is determined after consideration of the median of the peer group for his or her position, performance and other factors. ParentCo pays salaries to its named executive officers to ensure an appropriate level of fixed compensation that enables the attraction and retention of highly skilled executives and mitigates the incentive to assume highly risky business strategies to maximize annual cash incentive compensation.

Provide Appropriate Benefits to Senior Executives. The ParentCo named executive officers participate in the same benefit plans as ParentCo’s salaried employees. ParentCo provides retirement and benefit plans to senior executives for the same reasons ParentCo provides them to employees—to provide a competitive compensation package that offers an opportunity for retirement, savings and health and welfare benefits. Retirement plans for senior executives, including Alcoa Corporation’s named executive officers, generally pay the same formula amount as retirement plans for salaried employees. See discussion relating to “—2015 Pension Benefits.”.

Maintain a Conservative Compensation Risk Profile. The ParentCo Compensation Committee evaluates the risk profile of ParentCo’s compensation programs when establishing policies and approving plan design, and the ParentCo Board of Directors annually considers risks related to compensation in its oversight of enterprise risk management. These evaluations noted numerous ways in which compensation risk is effectively managed or mitigated, including the following factors:

•	A balance of corporate and business unit weighting in incentive compensation plans;

•	A balanced mix between short-term and long-term incentives;

•	Caps on incentives;

•	Use of multiple performance measures in the annual cash incentive compensation plan and the equity incentive plan, with a focus on operational targets to drive free cash flow and profitability;

•	Discretion retained by the ParentCo Compensation Committee to adjust awards;

•	Stock ownership guidelines requiring holding substantial equity in ParentCo until retirement;

•	Clawback policies applicable to all forms of incentive compensation;

•	Anti-hedging provisions in the Insider Trading Policy; and

•	Restricting stock options to 20% of the value of equity awards to senior officers.

In addition, (i) no business unit has a compensation structure significantly different from that of other units or that deviates significantly from ParentCo’s overall risk and reward structure; (ii) unlike financial institutions involved in the financial crisis, where leverage exceeded capital by many multiples, ParentCo has a conservative leverage policy with a target of keeping the debt-to-capital ratio in the range of 30% to 35%; and (iii) compensation incentives are not based on the results of speculative trading. In 1994, the ParentCo Board of Directors adopted resolutions creating the Strategic Risk Management Committee with oversight of hedging and derivative risks and a mandate to use such instruments to manage risk and not for speculative purposes. As a result of these evaluations, ParentCo has determined that it is not reasonably likely that risks arising from ParentCo’s compensation and benefit plans would have a material adverse effect on ParentCo.

Consider Tax Deductibility When Designing and Administering Incentive Compensation. Section 162(m) of the Internal Revenue Code limits deductibility of certain compensation to $1 million per year for ParentCo’s Chief Executive Officer and each of the three other most highly compensated executive officers (other than the Chief Financial Officer) who are employed at year-end. If certain conditions are met, performance-based compensation may be excluded from this limitation. ParentCo’s shareholder-approved incentive compensation plans are designed with the intention that performance-based compensation paid under them may be eligible to qualify for deductibility under Section 162(m) and, in making compensation decisions, the ParentCo Compensation Committee considers the potential deductibility of the proposed compensation. However, the ParentCo Compensation Committee retains flexibility in administering ParentCo’s compensation programs and may exercise discretion to authorize awards or payments that it deems to be in the best interests of ParentCo and its shareholders which may not qualify for tax deductibility.

The ParentCo Compensation Committee Retains an Independent Compensation Consultant. The ParentCo Compensation Committee has authority under its charter to retain its own advisors, including compensation consultants. In 2015, the ParentCo Compensation Committee directly retained an independent consultant that provided advice as requested by the ParentCo Compensation Committee, on the amount and form of certain executive compensation components, including, among other things, executive compensation best practices, insights concerning SEC and say-on-pay policies, analysis and review of ParentCo’s compensation plans for executives and advice on setting the ParentCo CEO’s compensation. The independent consultant did not provide any services to ParentCo other than the services provided directly to the ParentCo Compensation Committee. ParentCo uses comparative compensation survey data from Towers Watson to help evaluate whether its compensation programs are competitive with the market. The latter is not customized based on parameters developed by Towers Watson. Towers Watson does not provide any advice or recommendations to the ParentCo Compensation Committee on the amount or form of executive or director compensation.

What ParentCo Doesn’t Do

No Dividend Equivalents on Stock Options and Unvested Restricted Share Units. Dividend equivalents are not paid currently on any restricted share units (including performance share units), but are accrued and paid only if the award vests. Dividend equivalents that accrue on restricted share units will be calculated at the same rate as dividends paid on the common stock of ParentCo. Dividend equivalents are not paid on stock options.

No Share Recycling. The 2009, 2013 and 2016 ParentCo Stock Incentive Plans prohibit share recycling. Shares tendered in payment of the purchase price of a stock option award or withheld to pay taxes may not be added back to the available pool of shares.

No Repricing of Underwater Stock Options (including cash-outs). The 2009, 2013 and 2016 ParentCo Stock Incentive Plans prohibit repricing, including cash-outs.

No Hedging or Pledging of Company Stock. Short sales of ParentCo securities (a sale of securities which are not then owned) and derivative or speculative transactions in ParentCo securities by ParentCo’s directors, officers and employees are prohibited. No director, officer or employee or any designee of such director, officer or employee is permitted to purchase or use financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of ParentCo securities. Directors and officers subject to Section 16 of the Securities Exchange Act of 1934 are prohibited from holding ParentCo securities in margin accounts, pledging ParentCo securities as collateral, or maintaining an automatic rebalance feature in savings plans, deferred compensation or deferred fee plans.

No Excise Tax Gross-Ups for New Participants in ParentCo’s Change in Control Severance Plan. The ParentCo Change in Control Severance Plan provides that no excise or other tax gross-ups will be paid, and that severance benefits will be available only upon termination of employment for “good reason” by an officer or without cause by ParentCo, with regard to any new plan participants after January 1, 2010. For a discussion of the ParentCo Change in Control Severance Plan, see “—Potential Payments upon Termination or Change in Control.”.

No Multi-Year Employment Contracts. It is the policy of the ParentCo Compensation Committee not to enter into multi-year employment contracts with senior executives providing for guaranteed payments of cash or equity compensation.

No Significant Perquisites. Consistent with ParentCo’s executive compensation philosophy and its commitment to emphasize performance-based pay, ParentCo limits the perquisites that it provides to its executive officers, including the ParentCo named executive officers, to perquisites that serve reasonable business purposes.

ATTACHMENT A—Peer Group Companies for Market Information for 2015 Executive Compensation Decisions

3M	DuPont	NextEra Energy Inc.
ABB	Duke Energy	Nike
ACH Food	EMC	Nokia
AES Corporation	EMD Millipore	Northrop Grumman
AbbVie	Eaton	Occidental Petroleum
Accenture	Eli Lilly	Office Depot
Adecco	Emerson Electric	Pacific Gas & Electric
Agrium	EnLink Midstream	Pfizer
Air Liquide	Ericsson	Philips Electronics
Altria Group	Exelon	Qualcomm
American Electric Power	Faurecia US Holdings	Ricoh Americas
Amgen	FirstEnergy	Rio Tinto
Anadarko Petroleum	Freeport-McMoRan	Rolls-Royce North America
Arrow Electronics	Gap	Sanofi
Arvato Finance Services	General Dynamics	Sasol USA
AstraZeneca	General Mills	Schlumberger
Avnet	Gilead Sciences	Schneider Electric
BAE Systems	GlaxoSmithKline	Sears
Baxter	HBO	Sodexo
Beam Suntory	HCA Healthcare	Southern Company Services
Bechtel Nuclear, Security & Environmental	HollyFrontier Corporation	Southwest Airlines
Berkshire Hathaway Energy	Honeywell	Sprint
Best Buy	Iberdrola Renewables	Starbucks Coffee
Boehringer Ingelheim US	Iberdrola USA	SuperValu Stores
Bristol-Myers Squibb	Indianapolis Power & Light Company	Syngenta
C&S Wholesale Grocers	International Paper	Sysco Corporation
CHS	Jabil Circuit	T-Mobile USA
CNH Industrial	Johnson Controls	TRW Automotive
Carnival	KPMG	Takeda Pharmaceuticals
CenturyLink	Kimberly-Clark	Tenet Healthcare Corporation
Chesapeake Energy	Kinder Morgan	Tesoro
Coca-Cola	L’Oréal	Teva Pharmaceutical
Colgate-Palmolive	Lafarge North America	Thermo Fisher Scientific
Compass	Lear	Time Warner
ConAgra Foods	Lehigh Hanson	Time Warner Cable
Continental Automotive Systems	Liberty Global	Turbomeca
Cox Enterprises	Lockheed Martin	Tyson Foods
DENSO International	LyondellBasell	Union Pacific Corporation
DIRECTV Group	Medtronic	United States Steel
Danaher	Merck & Co	United Water
Delhaize America	Messier Bugatti Dowty	University of California
Delta Air Lines	Micron Technology	Veolia Environmental Services North America
Devon Energy	Mondelez	Walt Disney
Diageo North America	Monroe Energy, LLC	Whirlpool
Dignity Health	Monsanto	eBay
Direct Energy	NRG Energy

EXECUTIVE COMPENSATION

2015 Summary Compensation Table

The following table sets forth information concerning the compensation historically awarded to, earned by, or paid to, our named executive officers by ParentCo. Titles refer to each named executive officer’s accepted position at Alcoa Corporation following the separation.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Roy C. Harvey	2015	$508,068	$1,100,318	$275,039	$454,307	$160,233	$523,369	$3,021,334
Chief Executive Officer

William F. Oplinger	2015	$541,667	$1,600,406	$400,020	$479,375	$327,386	$37,500	$3,386,354
Chief Financial Officer	2014	$500,000	$1,288,037	$322,028	$849,375	$413,526	$30,000	$3,402,966
	2013	$436,875	$800,088	$202,138	$650,557	$90,220	$26,213	$2,206,091

Tómas Sigurðsson	2015	$444,000	$495,423	$166,150	$340,635	$—	$295,103	$1,741,311
Chief Operating Officer

Leigh Ann C. Fisher	2015	$342,657	$330,904	$0	$230,629	$258,983	$15,900	$1,179,073
Chief Administrative Officer

Robert S. Collins	2015	$312,250	$425,544	$0	$189,985	$76,542	$15,900	$1,020,221
Controller and Vice President, Financial Planning and Analysis

Notes to 2015 Summary Compensation Table

Column (a)—Named Executive Officers. The named executive officers include the chief executive officer, the chief financial officer, and, of the other individuals who are expected to be designated as Alcoa Corporation executive officers, the three most highly compensated based on 2015 compensation from ParentCo. We have excluded compensation for prior years 2014 and 2013 to the extent permitted by applicable SEC rules. For purposes of determining the most highly compensated executive officers, the amounts shown in column (h) were excluded.

Column (c)—Salary. This column represents each of the named executive officer’s total base salary earnings for 2015 and not their current annual base salaries.

Columns (e) and (f)—Stock Awards and Option Awards. The value of stock awards in column (e) and stock options in column (f) equals the grant date fair value, which is calculated in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Performance share awards granted in January 2015 are shown at 100% of target. The fair value of the performance awards on the date of grant was as follows:

Name	Grant Date Value of Performance Award
	At Target	At Maximum
Roy C. Harvey	$1,100,318	$2,200,636
William F. Oplinger	$1,600,406	$3,200,812
Tómas Sigurðsson	$330,282	$660,564
Leigh Ann C. Fisher	$165,452	$330,904
Robert S. Collins	$202,772	$405,544

Stock awards are valued at the market price of a share of stock on the date of grant as determined by the closing price of ParentCo common stock. At the date of grant on January 20, 2015, the closing price of ParentCo common stock was $15.55. At December 31, 2015, the closing price of ParentCo common stock was $9.87.

For a discussion of the assumptions used to estimate the fair value of stock awards and stock options, please refer to the following sections in ParentCo’s Annual Report on Form 10-K for the year ended December 31, 2015: “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation” on page 87 and the disclosures on “Stock-Based Compensation” in Notes A and R to the Consolidated Financial Statements on pages 101 and 143 to 144, respectively.

Column (g)—Non-Equity Incentive Plan Compensation. Reflects cash payments made under the annual Incentive Compensation Plan for 2015 performance. See the “2015 Annual Cash Incentive Compensation” section.

Column (h)—Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amount shown reflects the aggregate change in the actuarial present value of each named executive officer’s accumulated benefit under all defined benefit and actuarial plans, including supplemental plans, from December 31, 2014 to December 31, 2015. Increases are attributable to changes in the discount rate, mortality and exchange rate assumptions used for measurement of pension obligations from 2014 to 2015. Mr. Sigurðsson does not participate in the defined benefit pension plan for U.S.-based employees.

Earnings on deferred compensation are not reflected in this column because the return on earnings is calculated in the same manner and at the same rate as earnings on externally managed investments of salaried employees participating in the tax-qualified 401(k) plan and dividends on ParentCo stock are paid at the same rate as dividends paid to shareholders.

Column (i)—All Other Compensation.

Company Contributions to Savings Plans. In 2015, the named executive officers were eligible to participate in the Alcoa Retirement Savings Plan, a tax-qualified retirement savings plan maintained by ParentCo, and the Deferred Compensation Plan for U.S. salaried employees, a non-qualified deferred compensation plan maintained by ParentCo. Under ParentCo’s 401(k) tax-qualified retirement savings plan, participating employees may contribute up to 25% of base pay on a pretax basis and up to 10% on an after-tax basis. ParentCo matches 100% of employee pretax contributions up to 6% of base pay. For U.S. salaried employees hired on or after March 1, 2006, including Mr. Sigurdsson, ParentCo makes an Employer Retirement Income Contribution in an amount equal to 3% of salary and annual incentive eligible for contribution to the Alcoa Retirement Savings Plan as a pension contribution in lieu of a defined benefit pension plan, which was available to employees hired before March 1, 2006. If a named executive officer’s contributions to the savings plan exceed the limit on contributions imposed by the Internal Revenue Code, the executive may elect to have the amount over the limit “spill over” into the nonqualified Deferred Compensation Plan. In 2015, the ParentCo’s contributions were as follows:

Name	Company Matching Contribution		3% Retirement Contribution		Total Company Contribution
	Savings Plan	Def. Comp. Plan	Savings Plan	Def. Comp. Plan
Roy C. Harvey	$15,900	$0	$0	$0	$15,900
William F. Oplinger	$15,900	$16,600	$0	$0	$32,500
Tómas Sigurðsson	$15,900	$8,520	$7,950	$21,035	$53,405
Leigh Ann C. Fisher	$15,900	$0	$0	$0	$15,900
Robert S. Collins	$15,900	$0	$0	$0	$15,900

Relocation Expenses. In 2015, ParentCo provided a cash allowance of $265,000 to Mr. Harvey related to his temporary commuting arrangement between his home in Knoxville, TN and ParentCo headquarters in New York, NY, in his prior role as Executive Vice President, Human Resources and Environment, Health, Safety and Sustainability. An additional $242,469 was provided as part of his permanent relocation to New York, NY, in his new current role as Executive Vice President and Group President, Global Primary Products. Also in 2015, Mr. Sigurdsson received $222,000 in connection with his relocation from Switzerland to New York, NY. In addition, he received relocation benefits totaling $19,698 to cover tax, financial and other services related to his move, including $1,703 in gross-ups for relocation assistance fees.

Charitable Contributions. In 2015, the Alcoa Foundation matched $5,000 in contributions made by Mr. Oplinger to an approved charitable organization.

2015 Grants of Plan-Based Awards

The following table provides information on equity and non-equity plan-based awards granted by ParentCo to the named executive officers as part of their fiscal year 2015 equity and cash incentive opportunity.

Name (a)	Grant Dates (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options [3] (#) (j)	Exercise or Base Price of Option Awards ($/sh) (k)	2015 Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum[4] ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)

Roy C. Harvey	1/20/2015	$206,925	$413,849	$1,241,548	0	70,760	141,520	—	61,530	$15.55	$1,375,357
William F. Oplinger	1/20/2015	$270,833	$541,667	$1,625,000	0	102,920	205,840	—	89,490	$15.55	$2,000,426

Tómas Sigurðsson	1/20/2015	$144,300	$288,600	$865,800	0	21,240	42,480	10,620	37,170	$15.55	$661,573
Leigh Ann C. Fisher	1/20/2015	$94,231	$188,461	$565,384	0	10,640	21,280	10,640	0	—	$330,904
Robert S. Collins	1/20/2015	$85,869	$171,738	$515,213	0	13,040	26,080	13,040	0	—	$405,544
	2/19/2015							1,250	0	—	$20,000

1	2015 annual cash incentive awards made under the Incentive Compensation Plan, see “Compensation Discussion and Analysis—2015 Annual Cash Incentive Compensation.”
2	Performance equity awards in the form of restricted share units, granted under the 2013 Alcoa Stock Incentive Plan. See “Compensation Discussion and Analysis—2015 Equity Awards: Stock Options and Performance-Based Restricted Share Units.”
3	Time-vested stock options granted under the 2013 Alcoa Stock Incentive Plan, which vest ratably over a 3-year period and terminate the earlier of 10 years after grant or 5 years after retirement.
4	The maximum award under the 2015 cash incentive compensation plan formula is 200% of target. However, the Compensation and Benefits Committee has retained discretion to reduce the calculated award to zero or increase the calculated award by up to 150% of the calculated amount. The maximum amount of the award shown in this column is 150% of 200% to show the maximum discretionary amount that could possibly be awarded.

Grants of Plan Based Awards (Actual Awards)

The Grants of Plan Based Awards table sets forth the 2015 cash incentive and equity incentive opportunity for the named executive officers. The 2015 awards targets and performance are discussed in “Compensation Discussion and Analysis.”

Mr. Harvey. On January 20, 2015, Mr. Harvey received an annual grant of 61,530 stock options and a grant of performance equity with a target amount of 70,760 restricted share units. The earned amount of the first third of the performance equity award was 16,606 restricted share units. He was paid cash incentive compensation for 2015 in the amount of $454,307.

Mr. Oplinger. On January 20, 2015, Mr. Oplinger received an annual grant of 89,490 stock options and a grant of performance equity with a target amount of 102,920 restricted share units. The earned amount of the first third of the performance equity award was 24,153 restricted share units. He was paid cash incentive compensation for 2015 in the amount of $479,375.

Mr. Sigurðsson. On January 20, 2015, Mr. Sigurðsson received an annual grant of 37,170 stock options, 10,620 time-vested restricted share units and a grant of performance equity with a target amount of 21,240 restricted share units. The earned amount of the first third of the performance equity award was 4,985 restricted share units. He was paid cash incentive compensation for 2015 in the amount of $340,635.

Ms. Fisher. On January 20, 2015, Ms. Fisher received an annual grant of 10,640 time-vested restricted share units and a grant of performance equity with a target amount of 10,640 restricted share units. The earned amount of the first third of the performance equity award was 2,498 restricted share units. She was paid cash incentive compensation for 2015 in the amount of $230,629.

Mr. Collins. On January 20, 2015, Mr. Collins received an annual grant of 13,040 time-vested restricted share units and a grant of performance equity with a target amount of 13,040 restricted share units. On February 19, 2015, he received an additional recognition award of 1,250 restricted share units. The earned amount of the first third of the performance equity award was 3,061 restricted share units. He was paid cash incentive compensation for 2015 in the amount of $189,985.

2015 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on outstanding ParentCo equity awards held by the named executive officers as of December 31, 2015.

	Option Awards					Stock Awards
Name (a)	Number of Securities of Underlying Unexercised Options (Exercisable) (#)	Number of Securities Underlying Unexercised Options (Unexercisable) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	(b)	(c)	(d)	(e)	(f)	(g)	(h)		(i)	(j)
Roy C. Harvey
Stock Awards[1]						20,651	$203,825	*	91,626	$904,349	*
Time-Vested Options[2]	—	61,530	—	$15.55	1/20/2025
	34,774	69,546		$11.04	1/16/2024
	13,920	13,920		$8.88	1/16/2023
	10,360	—	—	$10.17	1/20/2022
	24,480	—	—	$16.24	1/25/2021

William F. Oplinger
Stock Awards[1]						128,984	$1,273,072	*	210,733	$2,079,935	*
Time-Vested Options[2]	—	89,490	—	$15.55	1/20/2025
	37,797	75,593	—	$11.04	1/16/2024
	60,160	30,080	—	$8.88	1/16/2023
	99,600	—	—	$10.17	1/20/2022
	5,340	—	—	$16.24	1/25/2021
	15,240	—	—	$13.54	1/26/2020

Tómas Sigurðsson
Stock Awards[1]						83,431	$823,464	*	37,639	$371,497	*
Time-Vested Options[2]	—	37,170	—	$15.55	1/20/2025
	29,520	—	—	$10.17	1/20/2022

Leigh Ann C. Fisher
Stock Awards[1]						31,230	$308,240	*	19,786	$195,288	*
Time-Vested Options[2]	9,147	18,293	—	$11.04	1/16/2024
	20,000	10,000		$8.88	1/16/2023
	17,880	—		$10.17	1/20/2022
	11,220	—	—	$16.24	1/25/2021
	24,960	—	—	$13.54	1/26/2020

Robert S. Collins
Stock Awards[1]						51,321	$506,538	*	22,026	$217,397	*
	4,494	8,986		$11.04	1/16/2024
	27,280	13,640		$8.88	1/16/2023
	40,680	—	—	$10.17	1/20/2022
	12,720			$16.24	1/25/2021
	19,260	—	—	$13.54	1/26/2020

*	The closing price of ParentCo’s common stock on December 31, 2015 was $9.87.
1	Stock awards in column (g) include earned performance share awards and time-vested share awards. Stock awards in column (i) include unearned performance share awards at the target amount. In January 2016, the payout for the second one-third of performance share awards granted in January 2014 and the first one-third of performance share awards granted in January 2015 was determined to be 70.4%. These amounts are shown at target in column (i) above. The full earned amount will be shown in column (g) in next year’s proxy statement. All stock awards are in the form of restricted share units that vest three years from the date of grant and are paid in common stock when they vest.

2	Time-vested and performance options include stock options granted at the regular annual grant date when the ParentCo Compensation and Benefits Committee meets in January. Options granted since 2009 have a term of ten years and vest over three years (1/3 each year).

2015 Option Exercises and Stock Vested

This table sets forth the actual value received by the named executive officers upon exercise of stock options or vesting of stock awards in 2015.

Name (a)	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
	(b)	(c)	(d)	(e)
Roy C. Harvey	—	—	12,913	$200,797
William F. Oplinger	16,867	$128,021	41,379	$643,443
Tómas Sigurðsson	—	—	12,266	$190,736
Leigh Ann C. Fisher	—	—	5,960	$92,678
Robert S. Collins	—	—	—	—

2015 Pension Benefits

Name[1]	Plan Name(s)	Years of Credited Service	Present Value of Accumulated Benefits	Payments During Last Fiscal Year
Roy C. Harvey	Alcoa Retirement Plan	13.87	$227,448
	Excess Benefits Plan C		$316,112

	Total		$543,560	N/A
William F. Oplinger	Alcoa Retirement Plan	15.78	$348,956
	Excess Benefits Plan C		$911,063

	Total		$1,260,019	N/A
Leigh Ann C. Fisher	Alcoa Retirement Plan	26.61	$784,437
	Excess Benefits Plan C		$655,708

	Total		$1,440,145	N/A
Robert S. Collins	Alcoa Retirement Plan	10.92	$251,926
	Excess Benefits Plan C		$163,386

	Total		$415,312	N/A

Qualified Defined Benefit Plan. In 2015, Messrs. Harvey, Oplinger, and Collins and Ms. Fisher participated in the Alcoa Retirement Plan. The Alcoa Retirement Plan is a funded, tax-qualified, non-contributory defined benefit pension plan maintained by ParentCo in 2015 that covers a majority of U.S. salaried employees. Benefits under the plan are based upon years of service and final average earnings. Final average earnings include salary plus 100% of annual cash incentive compensation, and are calculated using the average of the highest five of the last ten years of earnings in the case of Ms. Fisher and the highest consecutive five for Messrs. Harvey, Oplinger and Collins. The Alcoa Retirement Plan reflects compensation limits imposed by the U.S. tax code, which was $265,000 for 2015. The base benefit payable at age 65 is 1.1% of final average earnings up to the social security covered compensation limit plus 1.475% of final average earnings above the social security covered compensation limit, times years of service. Benefits are payable as a single life annuity, a reduced 50% joint and survivor annuity, or a reduced 75% joint and survivor annuity upon retirement.

Nonqualified Defined Benefit Plans. In 2015, Messrs. Harvey, Oplinger, and Collins and Ms. Fisher participated in ParentCo’s Excess Benefits Plan C. This plan is a nonqualified plan which provides for benefits that exceed the limits on compensation imposed by the U.S. tax code. The benefit formula is identical to the

Alcoa Retirement Plan formula. Benefits under the nonqualified plan are payable as a reduced 50% joint and survivor annuity if the executive is married. Otherwise, the benefit is payable as a single life annuity.

Alcoa Retirement Savings Plan. For U.S. salaried employees hired on or after March 1, 2006, including Mr. Sigurdsson, ParentCo makes an Employer Retirement Income Contribution (ERIC) in an amount equal to 3% of salary and annual incentive eligible for contribution to the Alcoa Retirement Savings Plan as a pension contribution in lieu of a defined benefit pension plan, which was available to employees hired before March 1, 2006. ParentCo contributed $8,520 to the account of Mr. Sigurdsson in 2015. In addition, all U.S. salaried employees, including the named executive officers, are eligible to receive a company matching contribution of 100%, up to the first 6%, of deferred salary. In 2015, the company matching contribution amount was $15,900 each for Messrs. Harvey, Oplinger, Sigurdsson, and Collins and Ms. Fisher. These amounts are included in the column “All Other Compensation” in the “2015 Summary Compensation Table.”

2015 Nonqualified Deferred Compensation

Name (a)	Executive Contributions in 2015 (b)	Registrant Contributions in 2015 (c)	Aggregate Earnings in 2015 (d)			Aggregate Withdrawals/ Distributions (e)	Aggregate Balance at 12/31/2015 FYE (f)
Roy C. Harvey	—	—		—		—	—
William F. Oplinger	$522,538	$16,600	-$	26,528	E	—	$816,321
				$324	D
Tómas Sigurðsson	$8,520	$29,555	-$	495	E	—	$37,580
				—	D
Leigh Ann C. Fisher	—	—	-$	462	E	—	$81,948
				—	D
Robert S. Collins	—	—		$123	E	—	$103,637
				—	D

E—Earnings

D—Dividends on Alcoa common stock or share equivalents

The investment options under the ParentCo nonqualified Deferred Compensation Plan are the same choices available to all salaried employees under the Alcoa Retirement Savings Plan and the named executive officers did not receive preferential earnings on their investments. The named executive officers may defer up to 25% of their salaries in total to the Alcoa Retirement Savings Plan and Deferred Compensation Plan and up to 100% of their annual cash incentive compensation to the Deferred Compensation Plan.

To the extent the executive elects, ParentCo contributes matching contributions on employee base salary deferrals that exceed the limits on compensation imposed by the U.S. tax code. In 2015, the ParentCo matching contribution amount was $16,600 for Mr. Oplinger and $8,520 for Mr. Sigurdsson.

In addition, when the U.S. tax code limits on Employer Retirement Income Contributions (ERIC) to the Alcoa Retirement Savings Plan are reached, the ERIC contributions are made into ParentCo’s Deferred Compensation Plan. In 2015, ParentCo contributed $21,035 for Mr. Sigurdsson. Messrs. Harvey and Oplinger and Ms. Fisher do not receive these deferred compensation contributions because they participate in ParentCo’s defined benefit pension plan.

These amounts are included in the column “All Other Compensation” in the “2015 Summary Compensation Table.”

The principal benefit to executives of the Deferred Compensation Plan is that U.S. taxes are deferred until the investment is withdrawn, so that savings accumulate on a pretax basis. ParentCo also benefits from this arrangement because it does not use its cash to pay the salaries or incentive compensation of the individuals who have deferred receipt of these amounts. ParentCo may use this cash for other purposes until the deferred account is paid to the individual upon termination of employment. All nonqualified pension and deferred compensation are general unsecured assets of ParentCo until paid. Upon termination of employment, deferred compensation will be paid in cash as a lump sum or in up to ten annual installments, depending on the individual’s election, account balance and retirement eligibility.

Potential Payments upon Termination or Change in Control

Executive Severance Agreements. ParentCo has entered into severance agreements with certain executives to facilitate transitioning key positions to suit the timing needs of ParentCo. The agreements provide for higher severance benefits than the ParentCo severance plan for salaried employees, but these agreements also require the executives to agree to a two-year non-competition and non-solicitation provision. Mr. Oplinger is the only named executive officer who is party to an executive severance agreement, which agreement provides that, if his employment is terminated without cause, he will receive two years’ salary, continued health care benefits for a two-year period, and two additional years of pension accrual. He will also receive a lump sum severance payment of $50,000 upon execution of a general release of legal claims against ParentCo prior to the scheduled payment date. No severance payments will be made under the agreement unless the general release is signed. If severance payments or benefits are payable to Mr. Oplinger under the Change in Control Severance Plan, described below, no payments would be paid under his executive severance agreement. The following table describes the severance payments and benefits that would be provided to Mr. Oplinger under his executive severance agreement if he had experienced a qualifying termination on December 31, 2015.

Name	Estimated net present value of cash severance payments	Estimated net present value of additional pension credits	Estimated net present value of continued health care benefits	Total
William F. Oplinger	$1,123,314	$138,900	$37,916	$1,300,130

Severance Plan for Salaried Employees. Each of the named executive officers, other than Mr. Oplinger, was covered by the ParentCo severance plan for salaried employees in 2015. Such severance plan provides for the following severance benefits:

•	A basic benefit equal to four weeks of base pay; and

•	An enhanced benefit equal to two weeks of base pay for each full year of continuous service, contingent upon a signed separation agreement.

The combined basic and enhanced benefit provide a minimum of 10 weeks and a maximum of 56 weeks of pay.

Potential Payments upon a Change in Control. In 2002, ParentCo’s Board of Directors approved a Change in Control Severance Plan for officers and other key executives designated by ParentCo’s Compensation and Benefits Committee. The plan is designed to retain key executives during the period that a transaction is being negotiated or during a period in which a hostile takeover is being attempted and to ensure the impartiality of the key negotiators for ParentCo. The Change in Control Severance Plan provides certain officers with termination compensation if their employment is terminated without cause or if they leave for good reason, in either case within three years after a change in control of ParentCo. Messrs. Harvey and Oplinger participated in this plan in 2015.

Compensation provided by the plan includes: a cash payment equal to three times annual salary plus target annual cash incentive compensation; continuation of health care benefits for three years; growth on pension credits for three years; and six months outplacement. Messrs. Harvey and Oplinger are not eligible for reimbursement of excise taxes.

ParentCo’s Compensation and Benefits Committee periodically reviews market data, which indicate that most companies have such plans or adopt such plans when a change in control is imminent.

The amounts shown in the table below include the estimated net present value of accelerated vesting of stock options and stock awards for all named executive officers. Awards made prior to February 2011 vest immediately upon a change of control. Awards granted since February 2011 do not have such automatic vesting if a replacement award is provided, but such replacement awards would vest upon a qualifying termination following the change in control. Values presented in the table below assume that both a change in control and a qualifying termination occurred for each named executive officer on December 31, 2015.

Change in Control Severance Benefits

Name	Estimated value of change in control severance and benefits (other than equity award acceleration)	Estimated net present value of accelerated vesting of stock options and stock awards (single and double trigger)	Total
Roy C. Harvey	$3,451,220	$208,662	$3,659,881
William F. Oplinger	$4,128,129	$411,510	$4,539,639
Tómas Sigurðsson	$—	$145,116	$145,116
Leigh Ann C. Fisher	$—	$79,197	$79,197
Robert S. Collins	$—	$101,182	$101,182

Retirement benefits. If Messrs. Harvey, Oplinger, and Collins and Ms. Fisher had voluntarily terminated employment as of December 31, 2015, it is estimated that their pensions would have paid an annual annuity as follows:

	Annuity	Starting at Age
Roy C. Harvey	$45,560	55
William F. Oplinger	$78,316	55
Leigh Ann C. Fisher	$91,302	55
Robert S. Collins	$24,891	55

ALCOA CORPORATION 2016 STOCK INCENTIVE PLAN

Alcoa Corporation will adopt the Alcoa Corporation 2016 Stock Incentive Plan (the “Plan”) in connection with the separation. The following is a summary of the principal terms of the Plan, which is qualified in its entirety by reference to the full text of the Plan. The Alcoa Corporation equity-based compensation awards into which the outstanding ParentCo equity-based compensation awards are converted upon the separation (see “The Separation and Distribution—Treatment of Equity-Based Compensation”) will be issued pursuant to the Plan and will reduce the shares authorized for issuance under the Plan.

Purpose of the Plan

The purpose of the Plan is to encourage participants to acquire a proprietary interest in the long-term growth and financial success of the company and to further link the interests of such individuals to the long-term interests of stockholders. The Plan is designed to permit the grant of awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code (“Section 162(m)”).

Administration of the Plan

Under the Plan, the Compensation and Benefits Committee of our Board of Directors of Alcoa Corporation (the “Alcoa Corporation Compensation Committee”), which will be composed of non-employee directors, has authority to grant awards to employees of the company and its subsidiaries, and the full Board of Directors of Alcoa Corporation (the “Alcoa Corporation Board”) has authority to grant awards to non-employee directors.

The Alcoa Corporation Compensation Committee has the authority, subject to the terms of the Plan, to select employees to whom it will grant awards, to determine the types of awards and the number of shares covered, to set the terms and conditions of the awards, to cancel or suspend awards and to modify outstanding awards. The Alcoa Corporation Compensation Committee also has authority to interpret the Plan, to establish, amend and rescind rules applicable to the Plan or awards under the Plan, to approve the terms and provisions of any agreements relating to Plan awards, to determine whether any corporate transaction, such as a spin-off or joint venture, will result in a participant’s termination of service and to make all determinations relating to awards under the Plan.

The Alcoa Corporation Board of Directors has similar authority with respect to awards to non-employee directors. A non-employee director may not receive awards with an aggregate grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of more than $250,000 in any one year period.

The Plan permits delegation of certain authority to executive officers in limited instances to make, cancel or suspend awards to employees who are not Alcoa Corporation directors or executive officers.

Eligibility

All employees of Alcoa Corporation and its subsidiaries and all non-employee directors of Alcoa Corporation are eligible to be selected as participants. Participation in the Plan is at the discretion of the Alcoa Corporation Compensation Committee or, as applicable, the Alcoa Corporation Board.

Authorized Shares

The total number of shares authorized and available for issuance under the Plan is 19,000,000 (assuming the previously announced reverse stock split of ParentCo common stock is effected). Shares of Alcoa Corporation common stock issuable under the Plan may come from authorized but unissued shares, treasury shares, shares purchased on the open market or any combination of the foregoing.

Shares tendered in payment of the purchase price of a stock option or other award or withheld to pay taxes may not be added back to the available pool of shares authorized under the Plan. If awards granted under the Plan are forfeited, cancelled or expire, the shares underlying such awards will become available for issuance under the Plan.

The Alcoa Corporation Compensation Committee may grant substitute awards to employees of companies acquired by Alcoa Corporation or a subsidiary in exchange for, or upon assumption of, outstanding stock-based awards issued by the acquired company. Shares covered by such substitute awards will not reduce the number of shares otherwise available for award under the Plan. As described above, Alcoa Corporation equity-based awards into which the outstanding ParentCo equity-based awards are converted (“Converted Awards”) upon separation will reduce the shares authorized for issuance under the Plan.

Types of Awards

The following types of awards may be granted under the Plan:

•	Nonqualified stock options;

•	Stock appreciation rights;

•	Restricted shares;

•	Restricted share units; and

•	Other forms of awards authorized by the Plan (“Other Awards”).

These forms of awards may have a performance feature under which the award is not earned unless performance goals are achieved.

Minimum Vesting Requirements

Stock options and stock appreciation rights granted under the Plan must have a minimum vesting period of one year. The performance period for a performance award may not be less than one year. Time-based restricted shares and restricted share units must have a minimum three-year pro-rata vesting period, except that a shorter vesting period may be approved for awards with respect to up to 5% of the shares reserved under the Plan. The foregoing minimum vesting requirements do not apply to substitute awards, Converted Awards or Other Awards (which may not exceed 5% of shares reserved under the Plan) or in connection with a capitalization adjustment.

Stock Option Awards

Under the Plan, stock option awards entitle a participant to purchase shares of Alcoa Corporation common stock during the option term at a fixed price that is equal to the fair market value of Alcoa Corporation’s stock on the date of the grant. The maximum term of stock options granted is ten years. The Alcoa Corporation Compensation Committee has discretion to cap the amount of gain that may be obtained in the exercise of the stock option. The option price must be paid in full by the participant upon exercise of the option, in cash, shares or other consideration having a fair market value equal to the option price or by a combination of cash, shares or other consideration specified by the Alcoa Corporation Compensation Committee.

Stock Appreciation Rights

A stock appreciation right (SAR) entitles the holder to receive, on exercise, the excess of the fair market value of the shares on the exercise date (or, if the Alcoa Corporation Compensation Committee so determines, as of any time during a specified period before the exercise date) over the SAR grant price. The Alcoa Corporation Compensation Committee may grant SAR awards as stand-alone awards or in combination with a related stock option award under the Plan. The SAR grant price is set by the Alcoa Corporation Compensation Committee and may not be less than the fair market value of the shares on the date of grant. Payment by the company upon exercise will be in cash, stock or other property or any combination of cash, stock or other property as the Alcoa Corporation Compensation Committee may determine. Unless otherwise determined by the Alcoa Corporation Compensation Committee, any related stock option will no longer be exercisable to the extent the SAR has been exercised, and the exercise of an option will cancel the related SAR. The Alcoa Corporation Compensation Committee has discretion to cap the amount of gain that may be obtained in the exercise of a stock appreciation right. The maximum term of stock appreciation rights is ten years, or if granted in tandem with an option, the expiration date of the option.

Restricted Shares

A restricted share is a share issued with such contingencies or restrictions as the Alcoa Corporation Compensation Committee may impose. Until the conditions or contingencies are satisfied or lapse, the stock is subject to forfeiture. A recipient of a restricted share award has the right to vote the shares and, subject to the discussion below under “Dividends,” will receive any dividends on the shares, unless the Alcoa Corporation Compensation Committee determines otherwise. If the participant ceases to be an employee before the end of the contingency period, the award is forfeited, subject to such exceptions as authorized by the Alcoa Corporation Compensation Committee.

Restricted Share Units

A restricted share unit is an award of a right to receive, in cash or shares, as the Alcoa Corporation Compensation Committee may determine, the fair market value of one share of company common stock, on such terms and conditions as the Alcoa Corporation Compensation Committee may determine.

Performance Awards

A performance award may be in any form of award permitted under the Plan. The Alcoa Corporation Compensation Committee may select periods of at least one year during which performance criteria chosen by the Alcoa Corporation Compensation Committee are measured for the purpose of determining the extent to which a performance award has been earned. The Alcoa Corporation Compensation Committee decides whether the performance levels have been achieved, what amount of the award will be paid and the form of payment, which may be cash, stock or other property or any combination thereof.

Dividends

As discussed under “Dividend Policy,” the payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Alcoa Corporation Board. To the extent that the Alcoa Corporation Board, in its discretion, declares a dividend on the shares, (i) no dividends may be paid on stock options or SARs; (ii) dividend equivalents may not be paid on any unvested restricted share units but will be accrued and paid only if and when the restricted share units vest, unless the Alcoa Corporation Compensation Committee determines otherwise; (iii) no dividends or dividend equivalents may be paid on unearned performance-based restricted share units; and (iv) a recipient of restricted shares will receive dividends on the restricted shares unless the Alcoa Corporation Compensation Committee determines otherwise.

Stock Option and SAR Repricing Prohibited

The Plan prohibits repricing of stock options or SARs without stockholder approval. Repricing means the cancellation of an option or SAR in exchange for cash or other awards at a time when the exercise price of such option or SAR is higher than the fair market value of a share of the company’s stock, the grant of a new stock option or SAR with a lower exercise price than the original option or SAR, or the amendment of an outstanding award to reduce the exercise price. The grant of a substitute award or a Converted Award is not a repricing.

Adjustment Provision

The Plan defines certain transactions with our stockholders, not involving our receipt of consideration, that affect the shares or the share price of the company’s common stock as “equity restructurings” (e.g., a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend). In the event that an equity restructuring occurs, the Alcoa Corporation Compensation Committee will adjust the terms of the Plan and each outstanding award as it deems equitable to reflect the equity restructuring, which may include (i) adjusting the number and type of securities subject to each outstanding award and/or adjusting the number of shares available under the Plan or the Section 162(m) award limitations, (ii) adjusting the terms and conditions of (including the grant or exercise price), and the performance targets or other criteria included in, outstanding awards; and (iii) granting new awards or making cash payments to participants. Such adjustments will be nondiscretionary, although the Alcoa Corporation Compensation Committee will determine whether an adjustment is equitable.

Other types of transactions may also affect the company’s common stock, such as a dividend or other distribution, reorganization, merger or other changes in corporate structure. In the event that there is such a transaction, which is not an equity restructuring, or in the case of other unusual or nonrecurring transactions or events or changes in applicable laws, regulations or accounting principles, the Alcoa Corporation Compensation Committee will determine, in its discretion, whether any adjustment to the Plan and/or to any outstanding awards is appropriate to prevent any dilution or enlargement of benefits under the Plan or to facilitate such transactions or events or give effect to such changes in laws, regulations or principles.

Consideration for Awards

Unless otherwise determined by the Alcoa Corporation Compensation Committee, and except as required to pay the purchase price of stock options, recipients of awards are not required to make any payment or provide consideration other than rendering of services.

Transferability of Awards

Awards may be transferred by laws of descent and distribution or to a guardian or legal representative or, unless otherwise provided by the Alcoa Corporation Compensation Committee or limited by applicable laws, to family members or a trust for family members; provided however, that awards may not be transferred to a third party for value or consideration.

Change in Control Provisions

The Plan provides for double-trigger equity vesting in the event of a change in control (as defined in the Plan). This generally means that if outstanding awards under the Plan are replaced by the acquirer or related entity in a change in control of the company, those replacement awards will not immediately vest on a “single trigger” basis, but vesting would accelerate only if the participant is terminated without cause or quits for good reason (as those terms are defined in the Alcoa Corporation Change in Control Severance Plan) within 24 months following the change in control.

Performance-Based Compensation—Section 162(m)

The Alcoa Corporation Compensation Committee may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m), that are intended to be performance-based compensation within the meaning of Section 162(m) to preserve the deductibility of these awards for federal income tax purposes. The Alcoa Corporation Compensation Committee determines at the time of grant whether awards are intended to be performance-based compensation within the meaning of Section 162(m). Participants are entitled to receive payment for a Section 162(m) performance-based award for any given performance period only to the extent that pre-established performance goals set by the Alcoa Corporation Compensation Committee for the period are satisfied. These pre-established performance goals are based on one or more of the following performance measures: (i) earnings, including earnings margin, operating income, earnings before or after taxes, and earnings before or after interest, taxes, depreciation, and amortization; (ii) book value per share; (iii) pre-tax income, after-tax income, income from continuing operations, or after tax operating income; (iv) operating profit; (v) earnings per common share (basic or diluted); (vi) return on assets (net or gross); (vii) return on capital; (viii) return on invested capital; (ix) sales, revenues or growth in or returns on sales or revenues; (x) share price appreciation; (xi) total stockholder return; (xii) cash flow, operating cash flow, free cash flow, cash flow return on investment (discounted or otherwise), cash on hand, reduction of debt, capital structure of the company including debt to capital ratios; (xiii) implementation or completion of critical projects or processes; (xiv) economic profit, economic value added or created; (xv) cumulative earnings per share growth; (xvi) achievement of cost reduction goals; (xvii) return on stockholders’ equity; (xviii) total stockholders’ return; (xix) reduction of days working capital, working capital or inventory; (xx) operating margin or profit margin; (xxi) capital expenditures; (xxii) cost targets, reductions and savings, productivity and efficiencies; (xxiii) strategic business criteria, consisting of one or more objectives based on market penetration, geographic business expansion, customer satisfaction (including product quality and delivery), employee satisfaction, human resources management (including diversity representation), supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xxiv) personal professional objectives, including any of the foregoing performance measures, the implementation of policies and plans, the negotiation of transactions, the development of long-term business goals, formation of joint ventures, research or development collaborations, technology and best practice sharing within the company, and the completion of other corporate goals or transactions; (xxv) sustainability measures, community engagement measures or environmental, health or safety goals of the company or the subsidiary or business unit of the company for or within which the participant is primarily employed; or (xxvi) audit and compliance measures.

The annual limits on performance-based compensation per participant in the Plan for awards intended to comply with Section 162(m) are: 4 million shares if the award is in the form of restricted shares or restricted stock units; 10 million shares if the award is in the form of stock options or stock appreciation rights; and $15 million in value if the award is paid in property other than shares. The number of shares subject to Converted Awards are disregarded for purposes of the foregoing award limits.

While the Plan is designed to allow the company to grant awards intended to comply with the performance-based exception to Section 162(m), the company may elect to provide non-deductible compensation under the Plan. Additionally, there can be no guarantee that awards granted under the Plan eligible for treatment as qualified performance-based compensation under Section 162(m) will receive such treatment.

Termination and Amendment of the Plan

The Alcoa Corporation Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time, except that the Alcoa Corporation Board may not amend the Plan without stockholder approval if such approval would be required pursuant to applicable law or the requirements of the New York Stock Exchange or such other stock exchange on which the shares trade. The Alcoa Corporation Board or the Alcoa Corporation Compensation Committee generally may not amend the Plan or the terms of any award previously granted without the consent of the affected participant, if such action would impair the rights of such participant under any outstanding award.

Term of the Plan

The Plan is effective as of the company’s separation from ParentCo and, unless earlier terminated by the Alcoa Corporation Board, will operate for a fixed period of years.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Arconic

Following the separation and distribution, Alcoa Corporation and Arconic will operate separately, each as an independent public company. In connection with the separation, Alcoa Corporation will enter into the separation agreement with ParentCo, and will also enter into various other agreements to effect the separation and provide a framework for its relationship with Arconic after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to ParentCo’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business. These agreements, together with the documents and agreements by which the internal reorganization will be effected, will provide for the allocation between Alcoa Corporation and Arconic of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Alcoa Corporation’s separation from ParentCo and will govern certain relationships between Alcoa Corporation and Arconic after the separation.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of Alcoa Corporation and Arconic as part of the separation of ParentCo into two companies, and will provide for when and how these transfers and assumptions will occur. In particular, the separation agreement will provide that, among other things, subject to the terms and conditions contained therein:

•	certain assets related to ParentCo’s Alcoa Corporation Business, which we refer to as the “Alcoa Corporation Assets,” will be transferred to Alcoa Corporation or one of its subsidiaries, including:

•	equity interests in certain ParentCo subsidiaries that hold assets relating to the Alcoa Corporation Business;

•	the Alcoa brand, certain other trade names and trademarks, and certain other intellectual property (including, patents, know-how and trade secrets), software, information and technology used in the Alcoa Corporation Business or related to the Alcoa Corporation Assets, the Alcoa Corporation Liabilities or Alcoa Corporation’s business;

•	facilities related to the Alcoa Corporation Business;

•	contracts (or portions thereof) that relate to the Alcoa Corporation Business;

•	rights and assets expressly allocated to Alcoa Corporation pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

•	permits that primarily relate to the Alcoa Corporation Business; and

•	other assets that are included in Alcoa Corporation’s pro forma balance sheet, such as the pension assets included in Alcoa Corporation’s Unaudited Pro Forma Combined Condensed Financial Statements, which appear in the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements”;

•	certain liabilities related to the Alcoa Corporation Business or the Alcoa Corporation Assets, which we refer to as the “Alcoa Corporation Liabilities,” will be retained by or transferred to Alcoa Corporation, including certain liabilities associated with previously consummated divestitures of assets primarily related to the Alcoa Corporation Business. Subject to limited exceptions, liabilities that relate primarily to the Alcoa Corporation Business, including liabilities of various legal entities that will be subsidiaries of Alcoa Corporation following the separation, will be Alcoa Corporation Liabilities;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Alcoa Corporation Assets and Alcoa Corporation Liabilities (such assets and liabilities, other than the Alcoa Corporation Assets and the Alcoa Corporation Liabilities, we refer to as the “Arconic Assets” and “Arconic Liabilities,” respectively) will be retained by or transferred to Arconic; and

•	Alcoa Corporation will pay over to Arconic the after-tax proceeds it receives in respect of the pending sales of certain assets, including the Yadkin hydroelectric project, following the effective time of the distribution.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither Alcoa Corporation nor ParentCo will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Alcoa Corporation or ParentCo, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that in the event that the transfer of certain assets and liabilities to Alcoa Corporation or Arconic, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred, Alcoa Corporation or Arconic, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse Alcoa Corporation or Arconic, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

Non-Compete

Arconic and Alcoa Corporation will agree for four years not to compete with respect to certain rolled metal products. Arconic will agree not to produce certain products for the North American packaging business at its Tennessee operations (except for the benefit of Alcoa Corporation) for four years following the separation. Similarly, Alcoa Corporation will agree not to produce certain rolled metal products for automotive applications at Warrick for four years following the Distribution.

The Distribution

The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, ParentCo will distribute to its shareholders that hold ParentCo common stock as of the record date for the distribution at least 80.1% of the issued and outstanding shares of Alcoa Corporation common stock on a pro rata basis. Shareholders will receive cash in lieu of any fractional shares. Following the distribution, ParentCo shareholders (which, as a result of ParentCo’s name change to Arconic, will be Arconic shareholders) will own directly at least 80.1% of the outstanding shares of common stock of Alcoa Corporation, and Alcoa Corporation will be a separate company from Arconic. Arconic will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution.

Conditions to the Distribution

The separation agreement will provide that the distribution is subject to satisfaction (or waiver by ParentCo) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement will provide that Alcoa Corporation and its affiliates will release and discharge Arconic and its affiliates from all liabilities assumed by Alcoa Corporation as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to Alcoa Corporation’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. Arconic and its affiliates will release and discharge Alcoa Corporation and its affiliates from all liabilities retained by Arconic and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to Arconic’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include the separation agreement and the other agreements described under “Certain Relationships and Related Party Transactions.”

Indemnification

In the separation agreement, Alcoa Corporation will agree to indemnify, defend and hold harmless Arconic, each of Arconic’s affiliates and each of Arconic and its affiliates’ respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the Alcoa Corporation Liabilities;

•	Alcoa Corporation’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Alcoa Corporation Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a Arconic Liability, any guarantee, indemnification or contribution obligation for the benefit of Alcoa Corporation by Arconic that survives the distribution;

•	any breach by Alcoa Corporation of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the Form 10 or in this information statement (as amended or supplemented), except for any such statements or omissions made explicitly in Arconic’s name.

Arconic will agree to indemnify, defend and hold harmless Alcoa Corporation, each of Alcoa Corporation’s affiliates and each of Alcoa Corporation and Alcoa Corporation’s affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the Arconic Liabilities;

•	the failure of Arconic or any other person to pay, perform or otherwise promptly discharge any of the Arconic Liabilities, in accordance with their respective terms whether prior to, at or after the distribution;

•	except to the extent relating to an Alcoa Corporation Liability, any guarantee, indemnification or contribution obligation for the benefit of Arconic by Alcoa Corporation that survives the distribution;

•	any breach by Arconic of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in Arconic’s name in the Form 10 or in this information statement (as amended or supplemented).

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and set forth procedures for the administration of insured claims and related matters.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both Alcoa Corporation and ParentCo will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Alcoa Corporation and Arconic related to the separation or distribution and that are unable to be resolved through good faith discussions between Alcoa Corporation and Arconic. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of Alcoa Corporation and Arconic, and that, if such efforts are not successful, either Alcoa Corporation or Arconic may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding alternative dispute resolution, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, ParentCo will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Arconic and Alcoa Corporation, all costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement will include Arconic’s right to continue to use the “Alcoa” name and related trademark for limited purposes for a limited period following the distribution, access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole and absolute discretion of ParentCo without the approval of any person, including Alcoa Corporation stockholders or ParentCo shareholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated, except by an agreement in writing signed by both Arconic and Alcoa Corporation.

Transition Services Agreement

Alcoa Corporation and ParentCo will enter into a transition services agreement in connection with the separation pursuant to which Alcoa Corporation and Arconic and their respective affiliates will provide each other, on an interim, transitional basis, various services, including, but not limited to, employee benefits administration, specialized technical and training services and access to certain industrial equipment, information technology services, regulatory services, continued industrial site remediation and closure services on discrete projects, project management services for certain equipment installation and decommissioning projects, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to charge a price comprised of out-of-pocket costs and expenses and a predetermined profit in the form of a mark-up of such out-of-pocket expenses. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

The services generally will commence on the distribution date and terminate no later than two years following the distribution date. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement.

Tax Matters Agreement

In connection with the separation, Alcoa Corporation and ParentCo will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.

In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the distribution and certain related transactions. The tax sharing agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on ParentCo or Alcoa Corporation that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

Employee Matters Agreement

Alcoa Corporation and ParentCo will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, Arconic will be responsible for liabilities associated with current and former employees of Arconic and its subsidiaries and certain other former employees classified as former employees of Arconic for purposes of post-separation compensation and benefits matters, and Alcoa Corporation will be responsible for liabilities associated with current and former employees of Alcoa Corporation and its subsidiaries and certain other former employees classified as former employees of Alcoa Corporation for purposes of post-separation compensation and benefits matters.

The employee matters agreement will also govern the treatment of equity-based awards granted by ParentCo prior to the separation. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Stockholder and Registration Rights Agreement

Alcoa Corporation will enter into a stockholder and registration rights agreement with ParentCo pursuant to which we will agree that, following the 60-day period commencing immediately after the effective time of the distribution, upon the request of Arconic, we will use commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Arconic. In addition, Arconic will agree to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, Arconic will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from Arconic to a person other than Arconic, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

Intellectual Property License Agreements

In connection with the separation, Alcoa Corporation and ParentCo will enter into an Alcoa Corporation to Aronic Inc. Patent, Know-How, and Trade Secret License Agreement, an Arconic Inc. to Alcoa Corporation Patent, Know-How, and Trade Secret License Agreement, and an Alcoa Corporation to Arconic Inc. Trademark License Agreement, which we refer to, collectively, as the “intellectual property license agreements.”

Under the intellectual property license agreements, two Arconic businesses, Alcoa Wheels and Spectrochemical Standards, will have ongoing rights to use the “Alcoa” name following the separation. Alcoa Wheels will receive a 25 year, evergreen renewable, royalty-free license to use the “Alcoa” name for commercial transportation wheels and hubs. The Spectrochemical Standards business will receive a royalty-free license to use the “Alcoa” name for five years on existing inventory, with the possibility of one five-year extension. Under the intellectual property license agreements, subject to limited exceptions, Alcoa Corporation will not be permitted to use or license others to use the “Alcoa” name for a period of 20 years on Arconic-type products, such as aerospace and automotive parts.

The intellectual property license agreements will also govern patents that were developed jointly and will continued to be used by both Arconic and Alcoa Corporation, as well as shared know-how. The intellectual property license agreements will provide for a license of these patents and know-how from Arconic or Alcoa Corporation, as applicable, to the other on a perpetual, royalty-free, non-exclusive basis, subject to certain exceptions. Namely, Alcoa Corporation will exclusively license to Arconic (i) Advanced Ceramics for non-smelting uses and (ii) the EVERCAST foundry alloy for commercial truck wheel applications, subject to a threshold sales target being met by December 31, 2020.

Either party may terminate the license with respect to any trademark under the intellectual property license agreements upon an uncured material breach of Arconic with respect to such trademark that remains uncured after at least 60 days.

Metal Supply Agreement

In connection with the separation, Alcoa Corporation and ParentCo will enter into a master agreement for the supply of primary aluminum (“metal supply agreement”) pursuant to which Alcoa Corporation will supply Arconic with aluminum for use in its businesses. The metal supply agreement will consist of a master agreement setting forth the general terms and conditions of the overall supply arrangement, with an initial term of three years, as well as individual sub-agreements that set forth terms and conditions with respect to the supply of a particular metal item. The master agreement will be based on the form of agreement currently used by the Alcoa Corporation Business with its third party customers for metal supply arrangements. Each of the sub-agreements will be negotiated individually and contain the main economic terms of the particular supply arrangement, including quantity and pricing. The term of each sub-agreement will typically be one year, but if longer than one year, quantity and pricing will be redetermined and renegotiated on an annual basis in accordance with industry practices. Notwithstanding the metal supply agreement, Arconic will have the right to purchase metal from other suppliers.

Real Estate Arrangements

Alcoa Corporation and ParentCo will enter into a lease agreement pursuant to which ParentCo will lease to Alcoa Corporation the land on which ParentCo’s smelter, cast house and associated facilities located in Massena, New York are located for a term of 20 years with three automatic 10-year extensions, except that if Alcoa Corporation determines to close the smelter, the lease will terminate three years after such closure. If Alcoa Corporation ceases active production by the smelter, the facility will be considered closed five years after such cessation continues uninterrupted, and Alcoa Corporation will then be required to dismantle the smelter, remediate the land and otherwise restore it to industrial standard within three years before the lease is deemed terminated. The rent under the Massena lease agreement will be set at a market rate and fixed for 10 years, after which it will increase annually based on the Consumer Price Index. In connection with the Massena lease agreement, Alcoa Corporation will provide certain power transmission services and process water to Arconic’s fabricating facility at the Massena, New York location.

In addition, subsidiaries of Alcoa Corporation and ParentCo will enter into a lease agreement pursuant to which a subsidiary of Alcoa Corporation, which will own the land and smelter assets at ParentCo’s Fusina, Italy location, will lease the land underlying ParentCo’s rolling mill facilities to a subsidiary of ParentCo for a term of 20 years with three automatic 10-year extensions. The rent under the Fusina lease agreement will be set at a market rate and fixed for 10 years, after which it will increase annually based on the Consumer Price Index.

Alcoa Corporation and ParentCo will enter into a lease agreement pursuant to which ParentCo will lease to Alcoa Corporation a portion of one research and development building in which ParentCo’s research and development facilities also are located, on ParentCo’s research and development campus in New Kensington, Pennsylvania (the “ATC Lease Agreement”). The ATC Lease Agreement will be for a term of 3 years with no automatic extensions and the rent will be set at a market rate and fixed for the term. In connection with the ATC

Lease Agreement, ParentCo will also provide certain building utilities to Alcoa Corporation’s research and development facilities via metered rates.

North American Packaging Business Agreement

ParentCo’s operations in Tennessee, which will remain with Arconic following the separation, currently produce wide can body sheet for the North American packaging market. ParentCo plans to shift the production of the wide can body sheet for packaging applications from Tennessee to Alcoa Corporation’s Ma’aden rolling mill. Before the Ma’aden rolling mill can begin production of the wide can body sheet, product from the facilities must be qualified by existing customers as an acceptable source of supply. While it is anticipated that these approvals will be obtained, the process is expected to take approximately 18 months. Alcoa Corporation and Arconic will enter into a toll processing and services agreement (the “North American packaging business agreement”) pursuant to which Arconic will continue producing the wide can body sheet at Tennessee and provide it to Alcoa Corporation to permit Alcoa Corporation to continue supplying its customers without interruption during this period.

In addition, pursuant to the North American packaging business agreement, Arconic will process used beverage containers (“UBCs”) owned by Alcoa Corporation. Under the North American packaging business agreement, Arconic will cut, clean and melt the UBCs into ingot suitable for use by Alcoa Corporation as a raw material for use in Alcoa Corporation’s North American packaging business. The terms of the agreement will be based on the form of agreement currently used by ParentCo with its third party customers. The pricing terms of the agreement will be negotiated by Alcoa Corporation and Arconic following the separation. In addition to the pricing determination, the other terms and conditions of the agreement will be in line with industry practice. After the term of the North American packaging business agreement, Arconic and Alcoa Corporation may continue this commercial relationship subject to successful renegotiation at that time.

Spare Parts Loan Agreement

In connection with the separation, Alcoa Corporation and ParentCo will enter into a spare parts loan agreement pursuant to which each of Alcoa Corporation and Arconic and their respective affiliates will provide the other party with a loan of a spare equipment in its inventory while the other party has an order in process with its supplier. Upon fulfillment of the equipment order (or, if earlier, the need for the equipment by the loaning party or one year from the loan), the loaned spare equipment will be returned to the loaning party. Transportation costs will be borne by the borrowing party. Terms and conditions of the agreement will be in line with similar agreements to which ParentCo is currently a party with third parties.

Procedures for Approval of Related Party Transactions

Alcoa Corporation will adopt a written Related Person Transaction Approval Policy regarding the review, approval and ratification of transactions between the company and related persons. The policy will apply to any transaction in which the company or a company subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. A related person means any director or executive officer of the company, any nominee for director, any stockholder known to the company to be the beneficial owner of more than 5% of any class of the company’s voting securities, and any immediate family member of any such person.

Under this policy, reviews will be conducted by management to determine which transactions or relationships should be referred to the Governance and Nominating Committee for consideration. The Governance and Nominating Committee will then review the material facts and circumstances regarding a transaction and determine whether to approve, ratify, revise or reject a related person transaction, or to refer it to the full Board of Directors or another committee of the Board of Directors for consideration. The company’s Related Person Transaction Approval Policy will operate in conjunction with other aspects of the company’s compliance program, including its Business Conduct Policies, which will require that all directors, officers and employees have a duty to be free from the influence of any conflict of interest when they represent the company in negotiations or make recommendations with respect to dealings with third parties, or otherwise carry out their duties with respect to the company.

The Board of Directors is expected to consider the following types of potential related person transactions and pre-approve them under the company’s Related Person Transaction Approval Policy as not presenting material conflicts of interest:

•	employment of executive officers (except employment of an executive officer that is an immediate family member of another executive officer, director, or nominee for director) as long as the Compensation and Benefits Committee has approved the executive officers’ compensation;

•	director compensation that the Board of Directors has approved;

•	any transaction with another entity in which the aggregate amount involved does not exceed the greater of $1 million or 2% of the other entity’s total annual revenues, if a related person’s interest arises only from:

•	such person’s position as an employee or executive officer of the other entity; or

•	such person’s position as a director of the other entity; or

•	the ownership by such person, together with his or her immediate family members, of less than a 10% equity interest in the aggregate in the other entity (other than a partnership); or

•	both such position as a director and ownership as described in the foregoing two bullets; or

•	such person’s position as a limited partner in a partnership in which the person, together with his or her immediate family members, have an interest of less than 10%;

•	charitable contributions in which a related person’s only relationship is as an employee (other than an executive officer), or a director or trustee, if the aggregate amount involved does not exceed the greater of $250,000 or 2% of the charitable organization’s total annual receipts;

•	transactions, such as the receipt of dividends, in which all stockholders receive proportional benefits;

•	transactions involving competitive bids;

•	transactions involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

•	transactions with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution of Alcoa Corporation common stock to “U.S. holders” (as defined below) of ParentCo common stock. This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders of shares of ParentCo common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation agreement and the other separation-related agreements and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold Alcoa Corporation common stock, pass-through entities (or investors therein), traders in securities who elect to apply a mark-to-market method of accounting, holders who hold Alcoa Corporation common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive Alcoa Corporation common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for alternative minimum tax or any holders who actually or constructively own more than 5% of ParentCo common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. The distribution may be taxable under such other tax laws and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds ParentCo common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of ParentCo common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

It is a condition to the distribution that (i) the private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation and the distribution received by ParentCo remain valid and be satisfactory to the ParentCo Board of Directors and (ii) an opinion of its outside counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The IRS private letter ruling is and the opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Alcoa Corporation and ParentCo (including those relating to the past and future conduct of Alcoa Corporation and ParentCo). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Alcoa Corporation or ParentCo breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of counsel, such IRS private letter ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion of counsel was based are false or have been violated. In addition, the IRS private letter ruling does not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, ParentCo, Alcoa Corporation and ParentCo shareholders could be subject to significant U.S. federal income tax liability. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution, Together with Certain Related Transactions, Qualifies as a Transaction That is Generally Tax-Free Under Sections 355 and Sections 368(a)(1)(D) of the Code.

Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution are as follows:

•	no gain or loss will be recognized by, and no amount will be includible in the income of ParentCo as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the separation and distribution (including with respect to any portion of the borrowing proceeds transferred to ParentCo from Alcoa Corporation that is not used for qualifying purposes) and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by ParentCo under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of ParentCo common stock, upon the receipt of Alcoa Corporation common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Alcoa Corporation common stock (as described below);

•	the aggregate tax basis of the ParentCo common stock and the Alcoa Corporation common stock received in the distribution (including any fractional share interest in Alcoa Corporation common stock for which cash is received) in the hands of each U.S. holder of ParentCo common stock immediately after the distribution will equal the aggregate basis of ParentCo common stock held by the U.S. holder immediately before the distribution, allocated between the ParentCo common stock and the Alcoa Corporation common stock (including any fractional share interest in Alcoa Corporation common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

•	the holding period of the Alcoa Corporation common stock received by each U.S. holder of ParentCo common stock in the distribution (including any fractional share interest in Alcoa Corporation common stock for which cash is received) will generally include the holding period at the time of the distribution for the ParentCo common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of Alcoa Corporation common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its ParentCo common stock exceeds one year at the time of distribution.

If a U.S. holder of ParentCo common stock holds different blocks of ParentCo common stock (generally shares of ParentCo common stock purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Alcoa Corporation common stock received in the distribution in respect of particular blocks of ParentCo common stock.

U.S. Treasury regulations require certain U.S. holders who receive shares of Alcoa Corporation common stock in the distribution to attach to such U.S. holder’s federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

As discussed above, notwithstanding receipt by ParentCo of the IRS private letter ruling and an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and ParentCo, Alcoa Corporation and ParentCo shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of ParentCo or Alcoa Corporation could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Alcoa Corporation may be required to indemnify ParentCo for taxes (and certain related losses) resulting from the distribution and certain related transactions not qualifying as tax-free.

If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, ParentCo would recognize taxable gain as if it had sold the Alcoa Corporation common stock in a taxable sale for its fair market value (unless ParentCo and Alcoa Corporation jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the ParentCo group would recognize taxable gain as if Alcoa Corporation had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Alcoa Corporation common stock and the assumption of all Alcoa Corporation’s liabilities and (ii) Alcoa Corporation would obtain a related step up in the basis of its assets) and ParentCo shareholders who receive Alcoa Corporation common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Even if the distribution were to otherwise qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to ParentCo under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in ParentCo or Alcoa Corporation. For this purpose, any acquisitions of ParentCo or Alcoa Corporation shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although Alcoa Corporation or ParentCo may be able to rebut that presumption.

In connection with the distribution, Alcoa Corporation and ParentCo will enter into a tax matters agreement pursuant to which Alcoa Corporation will be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, if the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) or if certain related transactions were to fail to qualify as tax-free under applicable law and, in each case, such failure were the result of actions taken after the distribution by ParentCo or Alcoa Corporation, the party responsible for such failure will be responsible for all taxes imposed on ParentCo or Alcoa Corporation to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of Alcoa Corporation shares or assets, or of any of Alcoa Corporation’s representations, statements or undertakings being incorrect, incomplete or breached, Alcoa Corporation generally will be responsible for all taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.” Alcoa Corporation’s indemnification obligations to ParentCo under the tax matters agreement are not expected to be limited in amount or subject to any cap. If Alcoa Corporation is required to pay any taxes or indemnify ParentCo and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, Alcoa Corporation may be subject to substantial liabilities.

Backup Withholding and Information Reporting.

Payments of cash to U.S. holders of ParentCo common stock in lieu of fractional shares of Alcoa Corporation common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF MATERIAL INDEBTEDNESS

A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation.

The material agreements described below are filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Revolving Credit Facility

On September 16, 2016, Alcoa Corporation and Alcoa Nederland Holding B.V. (“Alcoa Nederland”), a wholly owned subsidiary of Alcoa Corporation, entered into a secured revolving credit agreement with a syndicate of lenders and issuers named therein, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders and issuers (the “Revolving Credit Agreement”). The Revolving Credit Agreement provides for revolving loans to be made available in an aggregate principal amount of up to $1.5 billion (the “Revolving Credit Facility”), of which $750 million of the outstanding loans may be denominated in Euros. In addition, up to $750 million may be utilized for the issuance of letters of credit, with a sublimit of $400 million for any letters of credit issued for the account of Alcoa Corporation or any domestic subsidiary (the “US Letters of Credit”). The proceeds of the Revolving Credit Facility are to be used for transaction costs associated with the separation, to provide working capital and/or for other general corporate purposes of Alcoa Corporation and its subsidiaries. The Revolving Credit Facility will not be available for borrowings until the date on which certain conditions are satisfied (or waived in accordance with the terms of the Revolving Credit Agreement), including the completion of the separation in a manner consistent, in all material respects, with the description provided to the lenders under the Revolving Credit Facility. In particular, if such conditions have not been satisfied (or waived in accordance with the terms of the Revolving Credit Agreement) on or before June 30, 2017, or if prior to the satisfaction of such conditions, Alcoa Corporation receives a public corporate family rating from Moody’s of B1 or lower or a public corporate credit rating of B+ or lower from S&P, the commitments under the Revolving Credit Agreement will be terminated.

The Revolving Credit Facility will mature on the earlier of (i) the date that is five years following the date on or after which the conditions for funding are first satisfied and (ii) December 31, 2021, with certain extension rights in the discretion of each lender.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to an applicable margin, plus, at Alcoa Nederland’s option, either (a) an adjusted LIBOR rate or (b) a base rate determined by reference to the highest of (1) the prime rate of JPMorgan Chase Bank, N.A., (2) the greater of the federal funds effective rate and the overnight bank funding rate, plus 0.5% and (3) the one month adjusted LIBOR rate plus 1% per annum. The applicable margin for LIBOR loans and base rate loans will vary based on Alcoa Corporation’s leverage ratio and will range from 1.75% to 2.50% for LIBOR loans and 0.75% to 1.50% for base rate loans. In addition to paying interest on outstanding borrowings under the Revolving Credit Facility, Alcoa Nederland will be required to pay a quarterly commitment fee based on the unused portion of the Revolving Credit Facility, which will also be determined by Alcoa Corporation’s leverage ratio and will range from 0.225% to 0.450%.

Alcoa Nederland will be required to pay customary letter of credit fees and agency fees. Furthermore, an upfront fee equal to 0.375% of the aggregate amount of each lender’s commitment is also payable. Alcoa Nederland agrees to pay a ticking fee at a rate per annum equal to 0.125% of the total commitment, for the period from and including the date that is 90 days following the effective date of the Revolving Credit Agreement to but excluding the earlier of (i) the date on or after which the conditions for funding are first satisfied and (ii) the date the commitments are terminated in accordance with Revolving Credit Agreement, and payable on such date.

Alcoa Nederland may voluntarily prepay any amounts outstanding under the Revolving Credit Facility, without penalty or premium, other than customary “breakage” costs with respect to LIBOR loans, and may also reduce the commitment under the Revolving Credit Facility, in whole or in part, in each case, subject to certain minimum amounts and increments.

All obligations of Alcoa Corporation or a domestic entity under the Revolving Credit Facility, including in respect of or in connection with US Letters of Credit, are guaranteed on a senior secured basis by Alcoa Nederland, Alcoa Corporation, Aluminerie Lauralco, Sàrl and the material domestic wholly-owned subsidiaries of Alcoa Corporation (collectively the “US Loan Parties”), subject to certain exceptions set forth in the Revolving Credit Agreement. All such obligations are secured by, subject to certain exceptions (including a limitation of pledges of equity interests in certain foreign subsidiaries to 65%, and certain thresholds with respect to real property), a first priority lien on substantially all assets of the US Loan Parties (other than assets owned by Alcoa Nederland and Aluminerie Lauralco, Sàrl), 100% of the equity interests of Alcoa Australian Holdings Pty Ltd. and 65% of the equity interests of both Alcoa Nederland and Aluminerie Lauralco, Sàrl.

All other obligations under the Revolving Credit Facility are guaranteed by the US Loan Parties and the material foreign wholly-owned subsidiaries of Alcoa Corporation located in Australia, Brazil, Canada, Luxembourg, the Netherlands and Norway (collectively, the “Global Loan Parties”), in each case, subject to certain exceptions set forth in the Revolving Credit Agreement. All such obligations are secured by, subject to certain exceptions (including certain thresholds with respect to real property), a first priority security interest in substantially all assets of the Global Loan Parties, including equity interests of certain subsidiaries that directly holds equity interests in Alcoa World Alumina and Chemicals (AWAC) entities. However, no AWAC entity is a guarantor of any obligation under the Revolving Credit Facility and no asset of any AWAC entity, or equity interests in any AWAC entity, will be pledged to secure the obligations under the Revolving Credit Facility.

The Revolving Credit Facility contains a number of customary affirmative covenants. In addition, the Revolving Credit Facility contains a number of negative covenants (to be applicable to Alcoa Corporation and its restricted subsidiaries), that, subject to certain exceptions, include limitations on (among other things): liens, fundamental changes, sales of assets, indebtedness, entering into restrictive agreements, restricted payments, investments, loans, advances, guarantees and acquisitions, transactions with affiliates, amendment of certain material documents, and a covenant prohibiting reductions in the ownership of AWAC entities held by the Global Loan Parties and certain other specified restricted subsidiaries of Alcoa Corporation, below an agreed level.

The Revolving Credit Facility also includes financial covenants requiring the maintenance of a specified interest expense coverage ratio of not less than 5.00 to 1.00, and a leverage ratio for any period of four consecutive fiscal quarters that is not greater than 2.25 to 1.00.

The Revolving Credit Facility contains customary events of default, including with respect to a failure to make payments under the Revolving Credit Facility, cross-default and cross-judgment default and certain bankruptcy and insolvency events.

Senior Notes

On September 27, 2016, Alcoa Nederland completed an offering of $750,000,000 aggregate principal amount of 6.75% senior notes due 2024 (the “2024 notes”) and $500,000,000 aggregate principal amount of 7.00% senior notes due 2026 (the “2026 notes” and, together with the 2024 notes, the “notes”). The notes were issued pursuant to an indenture (the “Indenture”) among (i) Alcoa Nederland, (ii) Alcoa Corporation and (iii) The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

Concurrently with the closing, Alcoa Nederland deposited (i) the net proceeds from the offering of notes and (ii) an additional amount of cash sufficient to fund the redemption of the notes and to pay all regularly scheduled interest on the notes to, but not including, the latest possible redemption date for the Special Mandatory

Redemption (as defined below) and to pay the maximum possible Special Mandatory Redemption Price (as defined below) into segregated escrow accounts. The release of the escrowed funds will be subject to the conditions set forth in the escrow agreements among Alcoa Nederland, the Trustee and SunTrust Bank, as escrow agent (the “Escrow Agent”) and securities intermediary, including the delivery of an officer’s certificate to the Trustee and Escrow Agent to the effect, among other things, that the separation of the Alcoa Corporation Business (as defined in the Indenture) from ParentCo and the distribution of Alcoa Corporation’s common stock to ParentCo’s shareholders will occur substantially concurrently with the release of the escrowed funds and that each Initial Subsidiary Guarantor (as defined in the Indenture) has executed and delivered to the Trustee a supplemental indenture to the Indenture to provide a guarantee and that such guarantee will be effective from and after the separation and distribution. If the separation and distribution have not been completed on or before April 3, 2017 (the “Outside Date”) or, prior to the Outside Date, Alcoa Nederland has delivered to the Trustee and the Escrow Agent an officer’s certificate stating that the separation and distribution have been abandoned or that the conditions for the release of funds will not be satisfied, Alcoa Nederland must redeem the notes (the “Special Mandatory Redemption”) at a price equal to (i) 100% of the principal amount of the notes if the redemption occurs on or before December 31, 2016 or (b) 101% of the principal amount of the notes otherwise, in each case, plus accrued and unpaid interest to, but not including, the date on which the Special Mandatory Redemption occurs (the “Special Mandatory Redemption Price”).

Prior to the satisfaction of the conditions for the release of funds, the notes are secured by a first-priority lien on the funds held in the escrow accounts. Prior to the distribution date, the notes are guaranteed on a senior unsecured basis by Alcoa Corporation only. From and after the distribution date, the notes will be guaranteed on a senior unsecured basis by Alcoa Corporation and Alcoa Corporation’s subsidiaries that are guarantors under the Revolving Credit Facility on the distribution date, subject to certain exceptions (the “subsidiary guarantors” and, together with Alcoa Corporation, the “guarantors”). Each of the subsidiary guarantors will be released from their note guarantees upon the occurrence of certain events, including the release of such guarantor from its obligations as a guarantor under the Revolving Credit Agreement.

The Indenture contains certain restrictive covenants that will, after the separation and distribution, limit Alcoa Nederland’s and each guarantor’s ability to, among other things, incur, assume or guarantee debt or issue certain disqualified equity interests and preferred shares; pay dividends on or make other distributions in respect of capital stock and make other restricted payments and investments; sell or transfer certain assets; create liens on assets to secure debt unless the notes are secured equally and ratably; enter into certain transactions with their affiliates; restrict dividends and other payments by certain of their subsidiaries; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and take any actions that would reduce their ownership of AWAC entities below an agreed level. These covenants are subject to a number of limitations and exceptions. The Indenture also contains customary events of default.

The notes may be redeemed at Alcoa Nederland’s option, in whole or in part, at any time and from time to time after September 30, 2019, in the case of the 2024 notes, and September 30, 2021, in the case of the 2026 notes, at the applicable redemption prices that will be set forth in the Indenture. At any time prior to such dates, Alcoa Nederland will be entitled at its option to redeem all, but not less than all, of the notes at a “make-whole” redemption price that will be set forth in the Indenture. Additionally, at any time prior to September 30, 2019, Alcoa Nederland may, on one or more occasions, redeem up to 40% of the aggregate principal amount of the notes of each series at the applicable redemption prices set forth in the Indenture with the net cash proceeds of certain equity offerings. The notes may also be redeemed at the option of Alcoa Nederland at any time in connection with certain changes in withholding taxes. Upon the occurrence of a change of control, if certain other conditions are met, Alcoa Nederland must offer to purchase the notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest.

Upon release from escrow, Alcoa Nederland intends to use a substantial portion of the net proceeds of the issuance of the notes to make a payment to Arconic to fund the transfer of certain assets from Arconic to Alcoa Nederland in connection with the separation and distribution, and remaining net proceeds may be used for general corporate purposes.

Other Debt

Alcoa Corporation has a loan agreement with Brazil’s National Bank for Economic and Social Development (“BNDES”) that provides for a financing commitment of $397 million, which is divided into three subloans and was used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the three subloans is a Brazil real rate of interest equal to BNDES’ long-term interest rate, 7.00% as of December 31, 2015 plus a weighted-average margin of 1.48%. As of December 31, 2015, Alcoa Corporation’s outstanding borrowings was $136 million and the weighted-average interest rate was 8.49%. This loan may be repaid early without penalty with the approval of BNDES.

Alcoa Corporation has another loan agreement with BNDES that provides for a financing commitment of

$85 million, which was also used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the loan is a Brazil real rate of interest equal to BNDES’ long-term interest rate plus a margin of 1.55%. As of December 31, 2015, Alcoa Corporation’s outstanding borrowings was $38 million, and the interest rate was 6.55%. This loan may be repaid early without penalty with the approval of BNDES. See Note K to the Combined Financial Statements under the caption “Debt.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation and distribution, all of the outstanding shares of Alcoa Corporation common stock will be owned beneficially and of record by ParentCo. Following the separation and distribution, Alcoa Corporation expects to have outstanding an aggregate of approximately [            ] shares of common stock based upon approximately [            ] shares of ParentCo common stock issued and outstanding on [                    ], 2016, excluding treasury shares, assuming no exercise of ParentCo options and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of Alcoa Corporation common stock that Alcoa Corporation expects will be beneficially owned, immediately following the completion of the distribution by each person who is expected to beneficially own more than 5% of Alcoa Corporation common stock at such time. The table is based upon information available as of [                    ], 2016 as to those persons who beneficially own more than 5% of ParentCo common stock and assumes a distribution of approximately 80.1% of the outstanding shares of Alcoa Corporation common stock and that, for every three shares of ParentCo common stock held by such persons, they will receive one of Alcoa Corporation common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
ParentCo	[	]	19.9%
[ ]	[	]	[	]

Share Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the distribution calculated as of [                ], 2016, based upon the distribution of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock, regarding (i) each expected director, director nominee and executive officer of Alcoa Corporation and (ii) all of Alcoa Corporation’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Alcoa Corporation, Corporate Secretary’s Office, 390 Park Avenue, New York, New York 10022-4608.

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Michael G. Morris	[ ]	[ ]
Mary Anne Citrino	[ ]	[ ]
Timothy P. Flynn	[ ]	[ ]
Kathryn S. Fuller	[ ]	[ ]
James A. Hughes	[ ]	[ ]
James E. Nevels	[ ]	[ ]
James W. Owens	[ ]	[ ]
Carol L. Roberts	[ ]	[ ]
Suzanne Sitherwood	[ ]	[ ]
Steven W. Williams	[ ]	[ ]
Ernesto Zedillo	[ ]	[ ]
Roy C. Harvey	[ ]	[ ]
William F. Oplinger	[ ]	[ ]
Robert S. Collins	[ ]	[ ]
Leigh Ann C. Fisher	[ ]	[ ]
Jeffrey D. Heeter	[ ]	[ ]
Tómas Sigurðsson	[ ]	[ ]
All directors and executive officers as a group ([ ] persons)	[ ]	[ ]

*	Indicates that the percentage of beneficial ownership does not exceed 1%.

DESCRIPTION OF ALCOA CORPORATION CAPITAL STOCK

Alcoa Corporation’s certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or bylaws that will be in effect at the time of the distribution, and are qualified in their entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on our capital stock as of the time of the distribution. The certificate of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to Alcoa Corporation’s registration statement on Form 10, of which this information statement forms a part. We will include our amended and restated certificate of incorporation and bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The following also summarizes certain relevant provisions of the Delaware General Corporation Law (which we refer to as the “DGCL”). Since the terms of the DGCL are more detailed than the general information provided below, you should read the actual provisions of the DGCL for complete information.

General

Alcoa Corporation will be authorized to issue 850,000,000 shares, of which:

•	750,000,000 shares will be designated as common stock, par value $0.01 per share; and

•	100,000,000 shares will be designated as preferred stock, par value $0.01 per share.

Immediately following the distribution, we expect that approximately [            ] shares of our common stock will be issued and outstanding and that no shares of our preferred stock will be issued and outstanding.

Common Stock

Dividend Rights

Holders of our common stock will be entitled to receive dividends as declared by the Board of Directors. However, no dividend will be declared or paid on our common stock until the company has paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of Alcoa Corporation’s outstanding preferred stock.

Voting Rights

Holders of our common stock will be entitled to one vote per share.

Liquidation Rights

Upon any liquidation, dissolution or winding up of Alcoa Corporation, whether voluntary or involuntary, after payments to holders of preferred stock of amounts determined by the Board of Directors, plus any accrued dividends, the company’s remaining assets will be divided among holders of our common stock.

Preemptive or Other Subscription Rights

Holders of our common stock will not have any preemptive right to subscribe for any securities of the company.

Conversion and Other Rights

No conversion, redemption or sinking fund provisions will apply to our common stock, and our common stock will not be liable to further call or assessment by the company. All issued and outstanding shares of our common stock will be fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors will be authorized to issue up to 100,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors will have the discretion, subject to limitations prescribed by Delaware law and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests.

Limitation on Liability of Directors; Indemnification; Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Alcoa Corporation, or for serving at Alcoa Corporation’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect Alcoa Corporation, its directors, officers and certain employees against certain liabilities.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Alcoa Corporation and its stockholders. Your investment may be adversely affected to the extent that, in a class action or direct suit, Alcoa Corporation pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Alcoa Corporation by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions

Alcoa Corporation will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Size of Board; Vacancies; Removal

Our amended and restated bylaws will provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of directors and until his or her successor has been elected and qualified.

Our amended and restated bylaws will provide that stockholders may remove our directors with or without cause by holders of a majority of shares entitled to vote at an election of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that stockholders may not act by written consent unless such written consent is unanimous. Stockholder action must otherwise take place at the annual or a special meeting of our stockholders.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that the chairman of our Board of Directors, our chief executive officer or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders. Additionally, stockholders owning not less than 25% of our outstanding shares, who have held those shares for at least one year, may call a special stockholder meeting.

Advance Notice for Stockholder Proposals and Nominations

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Proxy Access

In addition to advance notice procedures, our amended and restated bylaws will also include provisions permitting, subject to certain terms and conditions, stockholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors in office.

Certain Effects of Authorized but Unissued Stock

We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Alcoa Corporation by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Alcoa Corporation, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Alcoa Corporation to Alcoa Corporation or to Alcoa Corporation stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against Alcoa Corporation or any current or former director or officer of Alcoa Corporation arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, any action asserting a claim relating to or involving Alcoa Corporation governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Listing

We intend to apply to have our shares of common stock listed on the NYSE under the symbol “AA.”

Sale of Unregistered Securities

On March 14, 2016 Alcoa Corporation issued 1,000 shares of its common stock to ParentCo pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Alcoa Corporation and Alcoa Corporation common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this information statement is not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

As a result of the distribution, Alcoa Corporation will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alcoa Inc.

In our opinion, the accompanying combined balance sheets and the related statements of combined operations, combined comprehensive loss, changes in combined equity, and combined cash flows present fairly, in all material respects, the financial position of Alcoa Upstream Corporation at December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 29, 2016

Alcoa Upstream Corporation

Statement of Combined Operations

(in millions)

For the year ended December 31,	Note	2015	2014	2013
Sales to unrelated parties		$10,121	$11,364	$11,035
Sales to related parties		1,078	1,783	1,538

Total sales	Q	11,199	13,147	12,573

Cost of goods sold (exclusive of expenses below)		9,039	10,548	11,040
Selling, general administrative, and other expenses		353	383	406
Research and development expenses		69	95	86
Provision for depreciation, depletion, and amortization		780	954	1,026
Impairment of goodwill	A & E	—	—	1,731
Restructuring and other charges	D	983	863	712
Interest expense	A & V	270	309	305
Other expenses, net	O	42	58	14

Total costs and expenses		11,536	13,210	15,320

Loss before income taxes		(337)	(63)	(2,747)
Provision for income taxes	S	402	284	123

Net loss		(739)	(347)	(2,870)
Less: Net income (loss) attributable to noncontrolling interest		124	(91)	39

Net loss attributable to Alcoa Upstream Corporation		$(863)	$(256)	$(2,909)

The accompanying notes are an integral part of the combined financial statements of

Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Combined Comprehensive Loss

(in millions)

		Alcoa Upstream Corporation			Noncontrolling interest			Total
For the year ended December 31,	Note	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net (loss) income		$(863)	$(256)	$(2,909)	$124	$(91)	$39	$(739)	$(347)	$(2,870)
Other comprehensive loss, net of tax:	B
Change in unrecognized net actuarial loss/gain and prior service cost/benefit related to pension and other postretirement benefits		72	(51)	181	8	(13)	26	80	(64)	207
Foreign currency translation adjustments		(1,183)	(688)	(792)	(428)	(236)	(367)	(1,611)	(924)	(1,159)
Net change in unrecognized gains/losses on cash flow hedges		827	80	181	(1)	—	3	826	80	184

Total Other comprehensive loss, net of tax		(284)	(659)	(430)	(421)	(249)	(338)	(705)	(908)	(768)

Comprehensive loss		$(1,147)	$(915)	$(3,339)	$(297)	$(340)	$(299)	$(1,444)	$(1,255)	$(3,638)

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Combined Balance Sheet

(in millions)

December 31,	Note	2015	2014
Assets
Current assets:
Cash and cash equivalents	X	$557	$266
Receivables from customers, less allowances of $0 in 2015 and $1 in 2014		380	474
Other receivables		124	238
Inventories	G	1,172	1,501
Prepaid expenses and other current assets		333	438

Total current assets		2,566	2,917
Properties, plants, and equipment, net	H	9,390	11,326
Goodwill	A & E	152	160
Investments	I	1,472	1,777
Deferred income taxes	S	589	1,065
Fair value of derivative contracts		997	146
Other noncurrent assets	J	1,247	1,289

Total Assets		$16,413	$18,680

Liabilities
Current liabilities:
Accounts payable, trade		$1,379	$1,740
Accrued compensation and retirement costs		313	372
Taxes, including income taxes		136	141
Other current liabilities		558	453
Long-term debt due within one year	K & X	18	29

Total current liabilities		2,404	2,735
Long-term debt, less amount due within one year	K & X	207	313
Noncurrent income taxes		508	424
Accrued pension benefits	W	359	417
Accrued other postretirement benefits	W	78	93
Environmental remediation	N	207	125
Asset retirement obligations	C	539	572
Other noncurrent liabilities and deferred credits	L	598	928

Total liabilities		4,900	5,607

Contingencies and commitments	N

Equity
Net parent investment		11,042	11,915
Accumulated other comprehensive loss	B	(1,600)	(1,316)

Total net parent investment and other comprehensive loss		9,442	10,599

Noncontrolling interest	M	2,071	2,474

Total equity		11,513	13,073

Total Liabilities and Equity		$16,413	$18,680

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Combined Cash Flows

(in millions)

For the year ended December 31,	Note	2015	2014	2013
Cash From Operations
Net loss		$(739)	$(347)	$(2,870)
Adjustments to reconcile net loss to cash from operations:
Depreciation, depletion, and amortization		780	954	1,026
Deferred income taxes	S	86	(50)	(10)
Equity income, net of dividends		158	97	77
Impairment of goodwill	A & E	—	—	1,731
Restructuring and other charges	D	983	863	712
Net gain from investing activities—asset sales	O	(32)	(34)	(13)
Net period pension benefit cost	W	67	77	122
Stock-based compensation	R	35	39	33
Other		41	15	(26)
Changes in assets and liabilities, excluding effects of divestitures and foreign currency translation adjustments:
Decrease (increase) in receivables		130	(91)	(62)
Decrease (increase) in inventories		212	(126)	36
Decrease (increase) in prepaid expenses and other current assets		58	(21)	(1)
(Decrease) increase in accounts payable, trade		(156)	110	219
(Decrease) in accrued expenses		(311)	(404)	(393)
(Decrease) increase in taxes, including incomes taxes		(32)	(67)	96
Pension contributions	W	(69)	(154)	(128)
(Increase) in noncurrent assets		(356)	(32)	(185)
Increase in noncurrent liabilities		20	13	88

Cash provided from operations		875	842	452

Financing Activities
Net parent investment		(34)	(332)	561
Net change in short-term borrowings (original maturities of three months or less)		—	—	6
Additions to debt (original maturities greater than three months)	K	—	1	1
Payments on debt (original maturities greater than three months)	K	(24)	(36)	(41)
Contributions from noncontrolling interest	M	2	43	9
Distributions to noncontrolling interest		(106)	(120)	(107)

Cash (used for) provided from financing activities		(162)	(444)	429

Investing Activities
Capital expenditures		(391)	(444)	(567)
Proceeds from the sale of assets and businesses	F	70	223	8
Additions to investments	I	(63)	(145)	(242)
Sale of investments	I	—	28	—
Other		—	—	(1)

Cash used for investing activities		(384)	(338)	(802)

Effect of exchange rate changes on cash and cash equivalents		(38)	(7)	(14)

Net change in cash and cash equivalents		291	53	65
Cash and cash equivalents at beginning of year		266	213	148

Cash and cash equivalents at end of year		$557	$266	$213

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Changes in Combined Equity

(in millions)

	Net parent investment	Accumulated other comprehensive loss	Noncontrolling interest	Total equity
Balance at December 31, 2012	$14,934	$(227)	$3,295	$18,002

Net (loss) income	(2,909)	—	39	(2,870)
Other comprehensive loss (B)	—	(430)	(338)	(768)
Change in Net parent investment	525	—	—	525
Distributions	—	—	(107)	(107)
Contributions (M)	—	—	9	9
Other	—	—	(2)	(2)

Balance at December 31, 2013	12,550	(657)	2,896	14,789

Net loss	(256)	—	(91)	(347)
Other comprehensive loss (B)	—	(659)	(249)	(908)
Change in Net parent investment	(379)	—	—	(379)
Distributions	—	—	(120)	(120)
Contributions (M)	—	—	43	43
Other	—	—	(5)	(5)

Balance at December 31, 2014	11,915	(1,316)	2,474	13,073

Net (loss) income	(863)	—	124	(739)
Other comprehensive loss (B)	—	(284)	(421)	(705)
Change in Net parent investment	(10)	—	—	(10)
Distributions	—	—	(106)	(106)
Contributions (M)	—	—	2	2
Other	—	—	(2)	(2)

Balance at December 31, 2015	$11,042	$(1,600)	$2,071	$11,513

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

ALCOA UPSTREAM CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

A. The Proposed Separation and Basis of Presentation

References in these Notes to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation and its consolidated subsidiaries.

The Proposed Separation. On September 28, 2015, ParentCo announced that its Board of Directors approved a plan (the “separation”) to separate into two independent, publicly-traded companies: Alcoa Upstream Corporation (“Alcoa Corporation” or the “Company”), which will primarily comprise the historical bauxite mining, alumina refining, aluminum production and energy operations of ParentCo, as well as the rolling mill at the Warrick, Indiana, operations and ParentCo’s 25.1% stake in the Ma’aden Rolling Company in Saudi Arabia; and a value-add company, that will principally include the Global Rolled Products (other than the Warrick and Ma’aden rolling mills), Engineered Products and Solutions, and Transportation and Construction Solutions segments (collectively, the “Value-Add Businesses”) of ParentCo.

The separation will occur by means of a pro rata distribution by ParentCo of at least 80.1% of the outstanding shares of Alcoa Corporation. ParentCo, the existing publicly traded company, will continue to own the Value-Add Businesses, and will become the value-add company. In conjunction with the separation, ParentCo will change its name to Arconic Inc. (“Arconic”) and Alcoa Upstream Corporation will change its name to Alcoa Corporation.

The separation transaction, which is expected to be completed in the second half of 2016, is subject to a number of conditions, including, but not limited to: final approval by ParentCo’s Board of Directors; the continuing validity of the private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax matters relating to the transaction; receipt of an opinion of legal counsel regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes; and the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part. Upon completion of the separation, ParentCo shareholders will own at least 80.1% of the outstanding shares of Alcoa Corporation, and Alcoa Corporation will be a separate company from Arconic. Arconic will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution.

Alcoa Corporation and Arconic will enter into an agreement (the “Separation Agreement”) that will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of Alcoa Corporation and Aronic as part of the separation of ParentCo into two companies, and will provide for when and how these transfers and assumptions will occur.

ParentCo may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify its terms.

Basis of Presentation. The Combined Financial Statements of Alcoa Corporation are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The Combined Financial Statements of Alcoa Corporation include the accounts of Alcoa Corporation and companies in which Alcoa Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which Alcoa Corporation has significant influence but does not have effective control. Investments in affiliates in which Alcoa Corporation cannot exercise significant influence are accounted for on the cost method.

Principles of Combination. The Combined Financial Statements include certain assets and liabilities that have historically been held at ParentCo’s corporate level but are specifically identifiable or otherwise attributable to Alcoa Corporation. All significant transactions and accounts within Alcoa Corporation have been eliminated. All significant intercompany transactions between ParentCo and Alcoa Corporation have been included within Net parent investment in these Combined Financial Statements.

Cost Allocations. The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development (“R&D”) activities. These general corporate expenses are included in the combined statement of operations within Cost of goods sold, Research and development expenses, and Selling, general administrative and other expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic.

All external debt not directly attributable to Alcoa Corporation has been excluded from the combined balance sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense.

The following table reflects the allocations of those detailed above:

	Amount allocated to Alcoa Corporation
	2015	2014	2013
Cost of goods sold(1)	$93	$76	$109
Selling, general administrative, and other expenses	146	158	154
Research and development expenses	17	21	16
Provision for depreciation, depletion, and amortization	22	37	38
Restructuring and other charges(2)	32	23	14
Interest expense	245	278	272
Other expenses (income), net	12	5	(1)

(1)	Allocation relates to ParentCo’s retained pension and Other postemployment benefits expenses for closed and sold operations.
(2)	Allocation primarily relates to layoff programs for ParentCo employees.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Statements of Combined Cash Flows as a financing activity and in the Combined Balance Sheet as Net parent investment.

Cash management. Cash is managed centrally with certain net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash and cash equivalents held by

ParentCo at the corporate level were not attributed to Alcoa Corporation for any of the periods presented. Only cash amounts specifically attributable to Alcoa Corporation are reflected in the Combined Balance Sheet. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of Net parent investment in Alcoa Corporation’s Combined Balance Sheet and as a financing activity on the accompanying Combined Statement of Cash Flows.

ParentCo has an arrangement with several financial institutions to sell certain customer receivables without recourse on a revolving basis. The sale of such receivables is completed through the use of a bankruptcy-remote special-purpose entity, which is a consolidated subsidiary of ParentCo. In connection with this arrangement, certain of Alcoa Corporation’s customer receivables are sold on a revolving basis to this bankruptcy-remote subsidiary of ParentCo; these sales are reflected as a component of Net parent investment in the Combined Balance Sheet.

ParentCo participates in several accounts payable settlement arrangements with certain vendors and third-party intermediaries. These arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date and ParentCo makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. In connection with these arrangements, certain of Alcoa Corporation’s accounts payable are settled, at the vendor’s request, before the scheduled payment date; these settlements are reflected as a component of Net parent investment in the Combined Balance Sheet.

Related Party Transactions. Alcoa Corporation buys products from and sells products to various related companies, including entities in which Alcoa Corporation retains a 50% or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa Corporation for all periods presented. Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in these Combined Financial Statements.

Cash Equivalents. Cash equivalents are highly liquid investments purchased with an original maturity of three months or less. The cash and cash equivalents held by ParentCo at the corporate level were not attributed to Alcoa Corporation for any periods presented. Only cash amounts specifically attributable to Alcoa Corporation (primarily comprising cash held by entities within the Alcoa World Alumina and Chemicals joint venture) are reflected in the Combined Balance Sheet.

Inventory Valuation. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method.

Properties, Plants, and Equipment. Properties, plants, and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. For greenfield assets, which refer to the construction of new assets on undeveloped land, the units of production method is used to record depreciation. These assets require a significant period (generally greater than one-year) to ramp-up to full production capacity. As a result, the units of production method is deemed a more systematic and rational method for recognizing depreciation on these assets. Depreciation is recorded on temporarily idled facilities until such time management approves a permanent shutdown. The following table details the weighted-average useful lives of structures and machinery and equipment by reporting segment (numbers in years):

Segment	Structures	Machinery and equipment
Bauxite	34	17
Alumina	30	27
Aluminum	36	22
Cast Products	36	22
Energy	31	22
Rolled Products	31	21

Gains or losses from the sale of assets are generally recorded in other income or expenses. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs.

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow (DCF) model. The determination of what constitutes an asset group, the associated estimated undiscounted net cash flows, and the estimated useful lives of assets require significant judgments.

Mineral Rights. Alcoa Corporation recognizes mineral rights upon specific acquisitions of land that include such underlying rights, primarily in Jamaica (in December 2014, Alcoa Corporation divested its ownership stake in the joint venture in Jamaica—see Note F). This land is purchased for the sole purpose of mining bauxite. The underlying bauxite reserves are known at the time of acquisition based on associated drilling and analysis and are considered to be proven reserves. The acquisition cost of the land and mineral rights are amortized as the bauxite is produced based on the level of proven reserves determined at the time of purchase. Mineral rights are included in Properties, plants, and equipment on the accompanying Combined Balance Sheet.

Deferred Mining Costs. Alcoa Corporation recognizes deferred mining costs during the development stage of a mine life cycle. Such costs include the construction of access and haul roads, detailed drilling and geological analysis to further define the grade and quality of the known bauxite, and overburden removal costs. These costs relate to sections of the related mines where Alcoa Corporation is either currently extracting bauxite or is preparing for production in the near term. These sections are outlined and planned incrementally and generally are mined over periods ranging from one to five years, depending on mine specifics. The amount of geological drilling and testing necessary to determine the economic viability of the bauxite deposit being mined is such that the reserves are considered to be proven, and the mining costs are amortized based on this level of reserves. Deferred mining costs are included in Other noncurrent assets on the accompanying Combined Balance Sheet.

Goodwill and Other Intangible Assets. Goodwill is not amortized; instead, it is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. For 2015, Alcoa Corporation has two reporting units that contain goodwill: Bauxite ($51) and Alumina ($101); and four reporting units that contain no goodwill: Aluminum, Cast Products, Energy, and Rolled Products. Prior to 2015, Alcoa Corporation had three reporting units, which were Alumina (Bauxite, Alumina and a small portion of Energy), Primary Metals (Aluminum, Cast Products and the majority of Energy), and Rolled Products. All goodwill related to Primary Metals was impaired in 2013—see below. The previous amounts mentioned related to Bauxite and Alumina include an allocation of corporate goodwill.

In reviewing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test (described below), otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test.

Alcoa Corporation’s policy for its annual review of goodwill is to perform the qualitative assessment for all reporting units not subjected directly to the two-step quantitative impairment test. Generally, management will proceed directly to the two-step quantitative impairment test for each of its two reporting units that contain goodwill at least once during every three-year period, as part of its annual review of goodwill.

Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral, and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit.

During the 2015 annual review of goodwill, management performed the qualitative assessment for two reporting units, Bauxite and Alumina. Management concluded it was not more likely than not that the estimated fair values of the two reporting units were less than their carrying values. As such, no further analysis was required.

Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Alcoa Corporation uses a DCF model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, production costs, tax rates, capital spending, discount rate, and working capital changes. Certain of these assumptions can vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit’s goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and shareholders’ equity.

Goodwill impairment tests in prior years indicated that goodwill was not impaired for any of Alcoa Corporation’s reporting units, except for the former Primary Metals segment in 2013 (see below), and there were no triggering events since that time that necessitated an impairment test.

In 2013, for the former Primary Metals reporting unit (see above), the estimated fair value as determined by the DCF model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of the goodwill. The results of the second-step analysis showed that the implied fair value of goodwill was zero. Therefore, in 2013, Alcoa Corporation recorded a goodwill impairment of $1,731 ($1,719 after noncontrolling interest). As a result of the goodwill impairment, there is no goodwill remaining for the historical Primary Metals reporting unit.

The impairment of the Primary Metals goodwill resulted from several causes: the prolonged economic downturn; a disconnect between industry fundamentals and pricing that has resulted in lower metal prices; and the increased cost of alumina, a key raw material, resulting from expansion of the Alumina Price Index throughout the industry. All of these factors, exacerbated by increases in discount rates, continued to place significant downward pressure on metal prices and operating margins, and the resulting estimated fair value, of the Primary Metals business. As a result, management decreased the near-term and long-term estimates of the operating results and cash flows utilized in assessing the goodwill for impairment. The valuation of goodwill for the second step of the goodwill impairment analysis is considered a level 3 fair value measurement, which means that the valuation of the assets and liabilities reflect management’s own judgments regarding the assumptions market participants would use in determining the fair value of the assets and liabilities.

Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. The following table details the weighted average useful lives of software and other intangible assets by reporting segment (numbers in years):

Segment	Software	Other intangible assets
Bauxite	7	15
Alumina	7	15
Aluminum	6	37
Cast Products	6	37
Energy	6	37
Rolled Products	9	14

Equity Investments. Alcoa Corporation invests in a number of privately-held companies, primarily through joint ventures and consortia, which are accounted for on the equity method. The equity method is applied in situations where Alcoa Corporation has the ability to exercise significant influence, but not control, over the investee. Management reviews equity investments for impairment whenever certain indicators are present suggesting that the carrying value of an investment is not recoverable. This analysis requires a significant amount of judgment from management to identify events or circumstances indicating that an equity investment is impaired. The following items are examples of impairment indicators: significant, sustained declines in an investee’s revenue, earnings, and cash flow trends; adverse market conditions of the investee’s industry or geographic area; the investee’s ability to continue operations measured by several items, including liquidity; and other factors. Once an impairment indicator is identified, management uses considerable judgment to determine if the impairment is other than temporary, in which case the equity investment is written down to its estimated fair value. An impairment that is other than temporary could significantly and adversely impact reported results of operations.

Revenue Recognition. Alcoa Corporation recognizes revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. The shipping terms vary across all businesses and depend on the product, the country of origin, and the type of transportation (truck, train, or vessel). Alcoa Corporation periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. Deferred revenue is included in Other current liabilities and Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet.

Environmental Matters. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, which will not contribute to future revenues, are expensed. Liabilities are recorded when remediation costs are probable and can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractors, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa Corporation has reason to believe such parties will not fully pay their proportionate share. The liability is continuously reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Litigation Matters. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavorable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavorable outcome of a matter is deemed to be reasonably possible, then the matter is disclosed and no liability is recorded. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss.

Asset Retirement Obligations. Alcoa Corporation recognizes asset retirement obligations (AROs) related to legal obligations associated with the normal operation of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa Corporation also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, Alcoa Corporation capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life.

Certain conditional asset retirement obligations (CAROs) related to alumina refineries, aluminum smelters, power and rolled products facilities have not been recorded in the Combined Financial Statements of Alcoa Corporation due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, Alcoa Corporation would record an ARO for the removal, treatment, transportation, storage, and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (PCBs), various process residuals, solid wastes, electronic equipment waste, and various other materials. Such amounts may be material to the Combined Financial Statements of Alcoa Corporation in the period in which they are recorded.

Income Taxes. Alcoa Corporation’s operations have historically been included in the income tax filings of ParentCo. The provision for income taxes in Alcoa Corporation’s combined statement of operations is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year calculated as if the Company was a standalone taxpayer filing hypothetical income tax returns where applicable. Any additional accrued tax liability or refund arising as a result of this approach is assumed to be immediately settled with ParentCo as a component of Net parent investment. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of Alcoa Corporation’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Deferred tax assets are reflected in the combined balance sheet for net operating losses, credits or other attributes to the extent that such attributes are expected to transfer to Alcoa Corporation upon the separation. Any difference from attributes generated in a hypothetical return on a separate return basis is adjusted as a component of Net parent investment.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and Alcoa Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Stock-Based Compensation. Alcoa Corporation employees have historically participated in ParentCo’s equity-based compensation plans. Until consummation of the distribution, Alcoa Corporation will continue to participate in ParentCo’s stock-based compensation plans and record compensation expense based on the awards granted to Alcoa Corporation employees. ParentCo recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. The compensation expense recorded by Alcoa Corporation, in all periods presented, includes the expense associated with employees historically attributable to Alcoa Corporation operations, as well as the expense associated with the allocation of stock compensation expense for corporate employees. The fair value of new stock options is estimated on the date of grant using a lattice-pricing model. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility, annual forfeiture rate, and exercise behavior. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

Most plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

Derivatives and Hedging. Derivatives are held for purposes other than trading and are part of a formally documented risk management program. For derivatives designated as cash flow hedges, Alcoa Corporation measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in sales or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative instrument are recorded in other income or expense.

Alcoa Corporation accounts for hedges of certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the Combined Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold, or other income or expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years.

If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from derivatives are recognized in the Statement of Combined Cash Flows in a manner consistent with the underlying transactions.

Pensions and Other Postretirement Benefits. Certain Alcoa Corporation employees participate in defined benefit pension and other postretirement benefit plans (“Shared Plans”) sponsored by ParentCo, which also includes Arconic participants. For purposes of these Combined Financial Statements, Alcoa Corporation accounts for Shared Plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of the Shared Plans. However, the related expense recorded by Alcoa Corporation is based primarily on pensionable compensation and estimated interest costs attributable to Alcoa Corporation participants.

Certain plans that are specific to Alcoa Corporation employees (“Direct Plans”) are accounted for as defined benefit pension and other postretirement benefit plans for purposes of the Combined Financial Statements. Accordingly, the funded and unfunded position of each Direct Plan is recorded in the Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and recognition of expenses related to Direct Plans is dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual location in which such plans exist.

Foreign Currency. The local currency is the functional currency for Alcoa Corporation’s significant operations outside the United States, except for certain operations in Canada and Iceland, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa Corporation’s operations is made based on the appropriate economic and management indicators.

Recently Adopted Accounting Guidance. On January 1, 2015, Alcoa Corporation adopted changes issued by the Financial Accounting Standards Board (FASB) to reporting discontinued operations and disclosures of disposals of components of an entity. These changes require a disposal of a component to meet a higher threshold in order to be reported as a discontinued operation in an entity’s financial statements. The threshold is defined as a strategic shift that has, or will have, a major effect on an entity’s operations and financial results such as a disposal of a major geographical area or a major line of business. Additionally, the following two criteria have been removed from consideration of whether a component meets the requirements for discontinued operations presentation: (i) the operations and cash flows of a disposal component have been or will be eliminated from the ongoing operations of an entity as a result of the disposal transaction, and (ii) an entity will not have any significant continuing involvement in the operations of the disposal component after the disposal transaction. Furthermore, equity method investments now may qualify for discontinued operations presentation. These changes also require expanded disclosures for all disposals of components of an entity, whether or not the threshold for reporting as a discontinued operation is met, related to profit or loss information and/or asset and liability information of the component. The adoption of these changes had no impact on the Combined Financial Statements of Alcoa Corporation. This guidance will need to be considered in the event Alcoa Corporation initiates a disposal of a component.

In November 2015, the FASB issued changes to the balance sheet classification of deferred taxes, which Alcoa Corporation immediately adopted. These changes simplify the presentation of deferred income taxes by requiring all deferred income tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments of this update. As such, all deferred income tax assets and liabilities have been classified in the Deferred income taxes and Other noncurrent liabilities and deferred credits, respectively, line items on the December 31, 2015 Combined Balance Sheet.

Recently Issued Accounting Guidance. In January 2015, the FASB issued changes to the presentation of extraordinary items. Such items are defined as transactions or events that are both unusual in nature and infrequent in occurrence, and, currently, are required to be presented separately in an entity’s income statement, net of income tax, after income from continuing operations. The changes eliminate the concept of an extraordinary item and, therefore, the presentation of such items will no longer be required. Notwithstanding this change, an entity will still be required to present and disclose a transaction or event that is both unusual in nature and infrequent in occurrence in the notes to the financial statements. These changes become effective for Alcoa Corporation on January 1, 2016. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements.

In February 2015, the FASB issued changes to the analysis that an entity must perform to determine whether it should consolidate certain types of legal entities. These changes (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. These changes become effective for Alcoa Corporation on January 1, 2016. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

In July 2015, the FASB issued changes to the subsequent measurement of inventory. Currently, an entity is required to measure its inventory at the lower of cost or market, whereby market can be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The changes require that inventory be measured at the lower of cost and net realizable value, thereby eliminating the use of the other two market methodologies. Net realizable value is defined as the estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. These changes do not apply to inventories measured using LIFO (last-in, first-out) or the retail inventory method. Currently, Alcoa Corporation applies the net realizable value market option to measure non-LIFO inventories at the lower of cost or market. These changes become effective for Alcoa Corporation on January 1, 2017. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements.

In May 2014, the FASB issued changes to the recognition of revenue from contracts with customers. These changes created a comprehensive framework for all entities in all industries to apply in the determination of when to recognize revenue, and, therefore, supersede virtually all existing revenue recognition requirements and guidance. This framework is expected to result in less complex guidance in application while providing a consistent and comparable methodology for revenue recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. In August 2015, the FASB deferred the effective date by one year, making these changes effective for Alcoa Corporation on January 1, 2018. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

In August 2014, the FASB issued changes to the disclosure of uncertainties about an entity’s ability to continue as a going concern. Under GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity’s liquidation becomes imminent. Even if an entity’s liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. Because there is no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related note disclosures, there is diversity in practice whether, when, and how an entity discloses the relevant conditions and events in its financial statements. As a result, these changes require an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that financial statements are issued. Substantial doubt is defined as an indication that it is probable that an entity will be unable to meet its obligations as they become due within one year after the date that financial statements are issued. If management has concluded that substantial doubt exists, then the following disclosures should be made in the financial statements: (i) principal conditions or events that raised the substantial doubt, (ii) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, (iii) management’s plans that alleviated the initial substantial doubt or, if substantial doubt was not alleviated, management’s plans that are intended to at least mitigate the conditions or events that raise substantial doubt, and (iv) if the latter in (iii) is disclosed, an explicit statement that there is substantial doubt about the entity’s ability to continue as a going concern. These changes become effective for Alcoa Corporation for the 2016 annual period. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements of Alcoa Corporation. Subsequent to adoption, this guidance will need to be applied by management at the end of each annual period and interim period therein to determine what, if any, impact there will be on the Combined Financial Statements in a given reporting period.

In February 2016, the FASB issued changes to the accounting and presentation of leases. These changes require lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right of use asset and lease liability. Additionally, when measuring assets and liabilities arising from a lease, optional payments should be included only if the lessee is reasonably certain to exercise an option to extend the lease, exercise a purchase option, or not exercise an option to terminate the lease. These changes become effective for Alcoa Corporation on January 1, 2019. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

B. Accumulated Other Comprehensive Loss

The following table details the activity of the three components that comprise Accumulated other comprehensive loss for both Alcoa Corporation and noncontrolling interest:

		Alcoa Corporation			Noncontrolling interest
	Note	2015	2014	2013	2015	2014	2013
Pension and other postretirement benefits	W
Balance at beginning of period		(424)	(373)	(554)	(64)	(51)	(77)
Other comprehensive income (loss):
Unrecognized net actuarial loss/gain and prior service cost/benefit		73	(109)	197	5	(22)	28
Tax (expense) benefit		(18)	35	(54)	(1)	7	(9)

Total Other comprehensive income (loss) before reclassifications, net of tax		55	(74)	143	4	(15)	19

Amortization of net actuarial loss/gain and prior service cost/benefit(1)		26	35	58	6	3	11
Tax expense(2)		(9)	(12)	(20)	(2)	(1)	(4)

Total amount reclassified from Accumulated other comprehensive loss, net of tax(5)		17	23	38	4	2	7

Total Other comprehensive income (loss)		72	(51)	181	8	(13)	26

Balance at end of period		(352)	(424)	(373)	(56)	(64)	(51)

Foreign currency translation
Balance at beginning of period		(668)	20	812	(351)	(115)	252
Other comprehensive loss(3)		(1,183)	(688)	(792)	(428)	(236)	(367)

Balance at end of period		(1,851)	(668)	20	(779)	(351)	(115)

Cash flow hedges	X
Balance at beginning of period		(224)	(304)	(485)	(2)	(2)	(5)
Other comprehensive income (loss):
Net change from periodic revaluations		1,155	78	197	(1)	—	4
Tax expense		(344)	(20)	(40)	—	—	(1)

Total Other comprehensive income (loss) before reclassifications, net of tax		811	58	157	(1)	—	3

Net amount reclassified to earnings:
Aluminum contracts(4)		21	26	30	—	—	—
Tax expense(2)		(5)	(4)	(6)	—	—	—

Total amount reclassified from Accumulated other comprehensive loss, net of tax(5)		16	22	24	—	—	—

Total Other comprehensive income (loss)		827	80	181	(1)	—	3

Balance at end of period		603	(224)	(304)	(3)	(2)	(2)

(1)	These amounts were included in the computation of net periodic benefit cost for pension and other postretirement benefits (see Note W).
(2)	These amounts were included in Provision for income taxes on the accompanying Statement of Combined Operations.
(3)	In all periods presented, there were no tax impacts related to rate changes and no amounts were reclassified to earnings.
(4)	These amounts were included in Sales on the accompanying Statement of Combined Operations.
(5)	A positive amount indicates a corresponding charge to earnings and a negative amount indicates a corresponding benefit to earnings. These amounts were reflected on the accompanying Statement of Combined Operations in the line items indicated in footnotes 1 through 4.

C. Asset Retirement Obligations

Alcoa Corporation has recorded AROs related to legal obligations associated with the normal operations of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa Corporation also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities.

In addition to AROs, certain CAROs related to alumina refineries, aluminum smelters, power and rolled products facilities have not been recorded in the Combined Financial Statements of Alcoa Corporation due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made (e.g., planned demolition), Alcoa Corporation would record an ARO for the removal, treatment, transportation, storage, and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste, and various other materials. If Alcoa Corporation was required to demolish all such structures immediately, the estimated CARO as of December 31, 2015 ranges from $3 to $28 per structure (25 structures) in today’s dollars.

The following table details the carrying value of recorded AROs by major category (of which $96 and $77 was classified as a current liability as of December 31, 2015 and 2014, respectively):

December 31,	2015	2014
Spent pot lining disposal	$141	$170
Closure of bauxite residue areas	165	178
Mine reclamation	191	167
Demolition*	103	103
Landfill closure	29	30
Other	6	—

	$635	$648

*	In 2015 and 2014, AROs were recorded as a result of management’s decision to permanently shut down and demolish certain structures (See Note D).

The following table details the changes in the total carrying value of recorded AROs:

December 31,	2015	2014
Balance at beginning of year	$648	$620
Accretion expense	18	23
Payments	(72)	(83)
Liabilities incurred	96	137
Divestitures*	—	(20)
Foreign currency translation and other	(55)	(29)

Balance at end of year	$635	$648

*	In 2014, this amount relates to the sale of an interest in a bauxite mine and alumina refinery in Jamaica and a smelter in the United States (see Note F).

D. Restructuring and Other Charges

Restructuring and other charges for each year in the three-year period ended December 31, 2015 were comprised of the following:

	Note	2015	2014	2013
Asset impairments		$311	$328	$100
Layoff costs		199	157	152
Legal matters in Italy	N	201	—	—
Net loss on divestitures of businesses	F	25	214	—
Resolution of a legal matter	N	—	—	391
Other*		254	181	73
Reversals of previously recorded layoff and other exit costs		(7)	(17)	(4)

Total restructuring and other charges		$983	$863	$712

*	Includes $32, $23, and $14 in 2015, 2014, and 2013, respectively, related to the allocation of restructuring charges to Alcoa Corporation based on segment revenue.

Layoff costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2015 Actions. In 2015, Alcoa Corporation recorded Restructuring and other charges of $983, which were comprised of the following components: $418 for exit costs related to decisions to permanently shut down and demolish three smelters and a power station (see below); $238 for the curtailment of two refineries and two smelters (see below); $201 related to legal matters in Italy (see Note N); a $24 net loss primarily related to post-closing adjustments associated with two December 2014 divestitures (see Note F); $45 for layoff costs, including the separation of approximately 465 employees; $33 for asset impairments related to prior capitalized costs for an expansion project at a refinery in Australia that is no longer being pursued; a net credit of $1 for other miscellaneous items; $7 for the reversal of a number of small layoff reserves related to prior periods; and $32 related to Corporate restructuring allocated to Alcoa Corporation.

During 2015, management initiated various alumina refining and aluminum smelting capacity curtailments and/or closures. The curtailments were composed of the remaining capacity at all of the following: the São Luís smelter in Brazil (74,000 metric-tons-per-year); the Suriname refinery (1,330,000 metric-tons-per-year); the Point Comfort, TX refinery (2,010,000 metric-tons-per-year); and the Wenatchee, WA smelter (143,000 metric-tons-per-year). All of the curtailments were completed in 2015 except for 1,635,000 metric-tons-per-year at the Point Comfort refinery, which is expected to be completed by the end of June 2016. The permanent closures were composed of the capacity at the Warrick, IN smelter (269,000 metric-tons-per-year) (includes the closure of a related coal mine) and the infrastructure of the Massena East, NY smelter (potlines were previously shut down in both 2013 and 2014—see 2013 Actions and 2014 Actions below), as the modernization of this smelter is no longer being pursued. The shutdown of the Warrick smelter was completed by the end of March 2016.

The decisions on the above actions were part of a separate 12-month review in refining (2,800,000 metric-tons-per-year) and smelting (500,000 metric-tons-per-year) capacity initiated by management in March 2015 for possible curtailment (partial or full), permanent closure or divestiture. While many factors contributed to each decision, in general, these actions were initiated to maintain competitiveness amid prevailing market conditions for both alumina and aluminum. Demolition and remediation activities related to the Warrick smelter and the Massena East location will begin in 2016 and are expected to be completed by the end of 2020.

Separate from the actions initiated under the reviews described above, in mid-2015, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96,000 metric-tons-per-year) in Brazil and the Anglesea power station (includes the closure of a related coal mine) in Australia. The entire capacity at Poços de Caldas had been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum, which led to the initial curtailment, that have not dissipated and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would have been imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014 (see 2014 Actions below).

In 2015, costs related to the shutdown and curtailment actions included asset impairments of $226, representing the write-off of the remaining book value of all related properties, plants, and equipment; $154 for the layoff of approximately 3,100 employees (1,800 in the Primary Metals segment and 1,300 in the Alumina segment), including $30 in pension costs (see Note W); accelerated depreciation of $85 related to certain facilities as they continued to operate during 2015; and $222 in other exit costs. Additionally in 2015, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $90, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $222 represent $72 in asset retirement obligations and $85 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in the United States, Brazil, and Australia (includes the rehabilitation of a related coal mine in each of Australia and the United States), and $65 in supplier and customer contract-related costs.

As of December 31, 2015, approximately 740 of the 3,600 employees were separated. The remaining separations for 2015 restructuring programs are expected to be completed by the end of 2016. In 2015, cash payments of $26 were made against layoff reserves related to 2015 restructuring programs.

2014 Actions. In 2014, Alcoa Corporation recorded Restructuring and other charges of $863, which were comprised of the following components: $526 for exit costs related to decisions to permanently shut down and demolish three smelters (see below); a $216 net loss for the divestitures of three operations (see Note F); $61 for the temporary curtailment of two smelters and a related production slowdown at one refinery (see below); $33 for asset impairments related to prior capitalized costs for a modernization project at a smelter in Canada that is no longer being pursued; $9 for layoff costs, including the separation of approximately 60 employees; a net charge of $4 for an environmental charge at a previously shut down refinery; $9 primarily for the reversal of a number of layoff reserves related to prior periods; and $23 related to Corporate restructuring allocated to Alcoa Corporation.

In early 2014, management approved the permanent shutdown and demolition of the remaining capacity (84,000 metric-tons-per-year) at the Massena East, NY smelter and the full capacity (190,000 metric-tons-per-year) at the Point Henry smelter in Australia. The capacity at Massena East was fully shut down by the end of March 2014 and the Point Henry smelter was fully shut down in August 2014. Demolition and remediation activities related to both the Massena East and Point Henry smelters began in late 2014 and are expected to be completed by the end of 2020 and 2018, respectively.

The decisions on the Massena East and Point Henry smelters were part of a 15-month review of 460,000 metric tons of smelting capacity initiated by management in May 2013 (see 2013 Actions below) for possible curtailment. Through this review, management determined that the remaining capacity of the Massena East smelter was no longer competitive and the Point Henry smelter had no prospect of becoming financially viable.

Management also initiated the temporary curtailment of the remaining capacity (62,000 metric-tons-per-year) at the Poços de Caldas smelter and additional capacity (85,000 metric-tons-per-year) at the São Luís smelter, both in Brazil. These curtailments were completed by the end of May 2014. As a result of these curtailments, 200,000 metric-tons-per-year of production at the Poços de Caldas refinery was reduced by the end of June 2014.

Additionally, in August 2014, management approved the permanent shutdown and demolition of the capacity (150,000 metric-tons-per-year) at the Portovesme smelter in Italy, which had been idle since November 2012. This decision was made because the fundamental reasons that made the Portovesme smelter uncompetitive remained unchanged, including the lack of a viable long-term power solution. Demolition and remediation activities related to the Portovesme smelter will begin in 2016 and are expected to be completed by the end of 2020 (delayed due to discussions with the Italian government and other stakeholders).

In 2014, costs related to the shutdown and curtailment actions included $149 for the layoff of approximately 1,290 employees, including $24 in pension costs (see Note W); accelerated depreciation of $146 related to the Point Henry smelter in Australia as they continued to operate during 2014; asset impairments of $150 representing the write-off of the remaining book value of all related properties, plants, and equipment; and $152 in other exit costs. Additionally in 2014, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $55, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $152 represent $87 in asset retirement obligations and $24 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Australia, Italy, and the United States, and $41 in other related costs, including supplier and customer contract-related costs.

As of December 31, 2015, the separations associated with 2014 restructuring programs were essentially complete. In 2015 and 2014, cash payments of $34 and $87, respectively, were made against layoff reserves related to 2014 restructuring programs.

2013 Actions. In 2013, Alcoa Corporation recorded Restructuring and other charges of $712, which were comprised of the following components: $391 related to the resolution of a legal matter (see Government Investigations under Litigation in Note N); $244 for exit costs related to the permanent shutdown and demolition of certain structures at three smelter locations (see below); $38 for layoff costs, including the separation of approximately 370 employees, of which 280 relates to a global overhead reduction program; $23 for asset impairments related to the write-off of capitalized costs for projects no longer being pursued due to the market environment; a net charge of $2 for other miscellaneous items; and $14 related to Corporate restructuring allocated to Alcoa Corporation.

In May 2013, management approved the permanent shutdown and demolition of two potlines (capacity of 105,000 metric-tons-per-year) that utilize Soderberg technology at the Baie Comeau smelter in Québec, Canada (remaining capacity of 280,000 metric-tons-per-year composed of two prebake potlines) and the full capacity (44,000 metric-tons-per-year) at the Fusina smelter in Italy. Additionally, in August 2013, management approved the permanent shutdown and demolition of one potline (capacity of 41,000 metric-tons-per-year) that utilizes Soderberg technology at the Massena East, NY smelter (remaining capacity of 84,000 metric-tons-per-year composed of two Soderberg potlines). The aforementioned Soderberg lines at Baie Comeau and Massena East were fully shut down by the end of September 2013 while the Fusina smelter was previously temporarily idled in 2010. Demolition and remediation activities related to all three facilities began in late 2013 and are expected to be completed by the end of 2016 for Massena East and by the end of 2017 for both Baie Comeau and Fusina.

The decisions on the Soderberg lines for Baie Comeau and Massena East were part of a 15-month review of 460,000 metric tons of smelting capacity initiated by management in May 2013 for possible curtailment, while the decision on the Fusina smelter was in addition to the capacity being reviewed. Factors leading to all three decisions were in general focused on achieving sustained competitiveness and included, among others: lack of an economically viable, long-term power solution (Italy); changed market fundamentals; other existing idle capacity; and restart costs.

In 2013, exit costs related to the shutdown actions included $113 for the layoff of approximately 550 employees (Primary Metals segment), including $78 in pension costs (see Note W); accelerated depreciation of $58 (Baie Comeau) and asset impairments of $19 (Fusina and Massena East) representing the write-off of the remaining book value of all related properties, plants, and equipment; and $54 in other exit costs. Additionally in 2013, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value resulting in a charge of $8, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $54 represent $47 in asset retirement obligations and $5 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish these structures, and $2 in other related costs.

As of December 31, 2015, the separations associated with 2013 restructuring programs were essentially complete. In 2015, 2014, and 2013, cash payments of $6, $24, and $23, respectively, were made against layoff reserves related to 2013 restructuring programs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The impact of allocating such charges to segment results would have been as follows:

	2015	2014	2013
Bauxite	$16	$—	$—
Alumina	212	283	10
Aluminum	610	559	296
Cast Products	2	(2)	—
Energy	84	—	—
Rolled Products	9	—	—

Segment total	933	840	306

Corporate	50	23	406

Total restructuring and other charges	$983	$863	$712

Activity and reserve balances for restructuring charges were as follows:

	Layoff costs	Other exit costs	Total
Reserve balances at December 31, 2012	$40	$15	$55

2013:
Cash payments	(41)	(1)	(42)
Restructuring charges	152	58	210
Other*	(93)	(58)	(151)

Reserve balances at December 31, 2013	58	14	72

2014:
Cash payments	(120)	(7)	(127)
Restructuring charges	138	158	296
Other*	(26)	(152)	(178)

Reserve balances at December 31, 2014	50	13	63

2015:
Cash payments	(65)	(1)	(66)
Restructuring charges	199	423	622
Other*	(47)	(420)	(467)

Reserve balances at December 31, 2015	$137	$15	$152

*	Other includes reversals of previously recorded restructuring charges and the effects of foreign currency translation. In 2015, 2014, and 2013, Other for layoff costs also included a reclassification of $35, $24, and $83, respectively, in pension and/or other postretirement benefits costs, as these obligations were included in Alcoa Corporation’s separate liability for pension and other postretirement benefits obligations (see Note W). Additionally in 2015, 2014, and 2013, Other for other exit costs also included a reclassification of the following restructuring charges: $76, $87, and $58, respectively, in asset retirement and $86, $28, and $12, respectively, in environmental obligations, as these liabilities were included in Alcoa Corporation’s separate reserves for asset retirement obligations (see Note C) and environmental remediation (see Note N).

The remaining reserves are expected to be paid in cash during 2016, with the exception of approximately $15, which is expected to be paid over the next several years for ongoing site remediation work and special layoff benefit payments.

E. Goodwill and Other Intangible Assets

The following table details the changes in the carrying amount of goodwill under the Bauxite and Alumina segmentation:

	Note	Bauxite	Alumina	Corporate*	Total
Balance at December 31, 2013:
Goodwill		$2	$7	$158	$167
Accumulated impairment losses		—

		2	7	158	167
Divestitures	F	—	(3)	—	(3)
Translation		1	1	(6)	(4)

Balance at December 31, 2014:
Goodwill		3	5	152	160
Accumulated impairment losses		—	—	—	—

		3	5	152	160
Translation		(1)	(1)	(6)	(8)

Balance at December 31, 2015:
Goodwill		2	4	146	152
Accumulated impairment losses		—	—	—	—

		$2	$4	$146	$152

*	The $146 of goodwill reflected in corporate is allocated to the Bauxite ($49) and Alumina ($97) segments for purposes of impairment testing (see Note A). This goodwill is reflected in Corporate for segment reporting purposes because it is not included in management’s assessment of performance by segments.

In 2013, Alcoa Corporation recognized an impairment of goodwill in the amount of $1,731 ($1,719 after noncontrolling interest) related to the annual impairment review of the historical Primary Metals reporting unit (see Goodwill and Other Intangible Assets policy in Note A). Following this impairment, there is no goodwill associated with these four reporting units of Alcoa Corporation: Aluminum, Cast Products, Rolled Products and Energy.

Other intangible assets, which are included in Other noncurrent assets on the accompanying Combined Balance Sheet, were as follows:

December 31, 2015	Gross carrying amount	Accumulated amortization
Computer software	$176	$(158)
Patents and licenses	25	(5)
Other intangibles	25	(10)

Total other intangible assets	$226	$(173)

December 31, 2014	Gross carrying amount	Accumulated amortization
Computer software	$186	$(156)
Patents and licenses	25	(5)
Other intangibles	30	(10)

Total other intangible assets	$241	$(171)

Computer software consists primarily of software costs associated with an enterprise business solution (EBS) within Alcoa Corporation to drive common systems among all businesses.

Amortization expense related to the intangible assets in the tables above for the years ended December 31, 2015, 2014, and 2013 was $10, $13, and $15, respectively, and is expected to be in the range of $10 to $15 annually from 2016 to 2020.

F. Acquisitions and Divestitures

2015 Divestitures. In 2015, Alcoa Corporation had post-closing adjustments, as provided for in the respective purchase agreements, related to two divestitures completed in December 2014 (see 2014 Divestitures below). The combined post-closing adjustments resulted in net cash received of $41 and a net loss of $24, which was recorded in Restructuring and other charges (see Note D) on the accompanying Statement of Combined Operations. These two divestitures are no longer subject to post-closing adjustments.

2014 Divestitures. In 2014, Alcoa Corporation completed the divestiture of three operations as described below. Combined, these transactions yielded net cash proceeds of $223 and resulted in a net loss of $216, which was recorded in Restructuring and other charges (see Note D) on the accompanying Statement of Combined Operations. Two of the three transactions were subject to certain post-closing adjustments as defined in the respective purchase agreements as of December 31, 2014 (see 2015 Divestitures above).

In November 2014, Alcoa Corporation completed the sale of an aluminum rod plant located in Bécancour, Québec, Canada to Sural Laminated Products. This facility takes molten aluminum and shapes it into the form of a rod, which is used by customers primarily for the transportation of electricity. While owned by Alcoa Corporation, the operating results and assets and liabilities of this plant were included in the former Primary Metals segment. In conjunction with this transaction, Alcoa Corporation entered into a multi-year agreement with Sural Laminated Products to supply molten aluminum for the rod plant. The aluminum rod plant generated sales of approximately $200 in 2013 and, at the time of divestiture, had approximately 60 employees.

In December 2014, Alcoa Corporation’s majority-owned subsidiary (60%), Alcoa World Alumina and Chemicals (AWAC), completed the sale of its ownership stake in a bauxite mine and alumina refinery joint venture in Jamaica to Noble Group Ltd. The joint venture was 55% owned by a subsidiary of AWAC, which is 40% owned by Alumina Limited. While owned by AWAC, 55% of both the operating results and assets and liabilities of this joint venture were included in the former Alumina segment. As it relates to AWAC’s previous

55% ownership stake, the refinery (AWAC’s share of the capacity was 778,800 metric-tons-per-year) generated sales (third-party and intersegment) of approximately $200 in 2013, and the refinery and mine combined, at the time of divestiture, had approximately 500 employees.

Also in December 2014, Alcoa Corporation completed the sale of its 50.33% ownership stake in the Mt. Holly smelter located in Goose Creek, South Carolina to Century Aluminum Company. While owned by Alcoa Corporation, 50.33% of both the operating results and assets and liabilities related to the smelter were included in the former Primary Metals segment. As it relates to Alcoa Corporation’s previous 50.33% ownership stake, the smelter (Alcoa Corporation’s share of the capacity was 115,000 metric-tons-per-year) generated sales of approximately $280 in 2013 and, at the time of divestiture, had approximately 250 employees.

G. Inventories

December 31,	2015	2014
Finished goods	$139	$231
Work-in-process	171	241
Bauxite and alumina	445	578
Purchased raw materials	295	318
Operating supplies	122	133

	$1,172	$1,501

At December 31, 2015 and 2014, the total amount of inventories valued on a LIFO basis was $361 and $520, respectively. If valued on an average-cost basis, total inventories would have been $172 and $279 higher at December 31, 2015 and 2014, respectively. During 2013, reductions in LIFO inventory quantities caused partial liquidations of the lower cost LIFO inventory base that resulted in the recognition of income of $11.

H. Properties, Plants, and Equipment, Net

December 31,	2015	2014
Land and land rights, including mines	$333	$383
Structures:
Bauxite	986	1,335
Alumina	2,405	2,768
Aluminum	3,345	3,520
Cast Products	260	244
Energy	530	656
Rolled Products	256	255
Other	328	381

	8,110	9,159

Machinery and equipment:
Bauxite	401	496
Alumina	3,717	4,173
Aluminum	6,480	6,911
Cast Products	435	391
Energy	980	1,009
Rolled Products	872	865
Other	306	321

	13,191	14,166

	21,634	23,708
Less: accumulated depreciation, depletion, and amortization	12,728	12,942

	8,906	10,766
Construction work-in-progress	484	560

	$9,390	$11,326

As of December 31, 2015 and 2014, the net carrying value of temporarily idled smelting assets was $324 and $419, representing 778 kmt and 665 kmt of idle capacity, respectively. Also, as of December 31, 2015 and 2014, the net carrying value of temporarily idled refining assets was $53 and $62, representing 2,801 kmt and 1,216 kmt of idle capacity, respectively.

I. Investments

As of December 31, 2015 and 2014, the Combined Financial Statements reflect equity investments of $1,472 and $1,777, respectively. These equity investments included an interest in a project to develop a fully-integrated aluminum complex in Saudi Arabia (see below); bauxite mining interests in Guinea (45% of Halco Mining, Inc.) and Brazil (18.2% of Mineração Rio do Norte S.A.); two hydroelectric power projects in Brazil (see Note N); a natural gas pipeline in Australia (see Note N); a smelter operation in Canada (50% of Pechiney Reynolds Quebec, Inc.); and a hydroelectric power company in Canada (40% of Manicouagan Power Limited Partnership). Pechiney Reynolds Quebec, Inc. owns a 50.1% interest in the Bécancour smelter in Quebec, Canada thereby entitling ParentCo to a 25.05% interest in the smelter. Through two wholly-owned Canadian subsidiaries, Alcoa Corporation also owns 49.9% of the Bécancour smelter. Halco Mining, Inc. owns 100% of Boké Investment Company, which owns 51% of Compagnie des Bauxites de Guinée. The investments in the bauxite mining interests in Guinea and Brazil and the natural gas pipeline in Australia are held by wholly-owned subsidiaries of Alcoa World Alumina and Chemicals (AWAC), which is owned 60% by Alcoa Corporation and 40% by Alumina Limited. In 2015, 2014, and 2013, Alcoa Corporation received $152, $86, and $89, respectively, in dividends from its equity investments.

ParentCo and Saudi Arabian Mining Company (known as “Ma’aden”) have a 30-year (from December 2009) joint venture shareholders’ agreement (automatic extension for an additional 20 years, unless the parties agree otherwise or unless earlier terminated) setting forth the terms for the development, construction, ownership, and operation of an integrated bauxite mine, alumina refinery, and aluminum smelter in Saudi Arabia. Specifically, the project developed by the joint venture consists of: (i) a bauxite mine for the extraction of approximately 4,000 kmt of bauxite from the Al Ba’itha bauxite deposit near Quiba in the northern part of Saudi Arabia; (ii) an alumina refinery with an initial capacity of 1,800 kmt; (iii) a primary aluminum smelter with an initial capacity of 740 kmt, and (iv) a rolling mill with an initial capacity of 380 kmt. The refinery, smelter, and rolling mill have been constructed in an industrial area at Ras Al Khair on the east coast of Saudi Arabia. The facilities use critical infrastructure, including power generation derived from reserves of natural gas, as well as port and rail facilities, developed by the government of Saudi Arabia. First production from the smelter, rolling mill, and mine and refinery occurred in December of 2012, 2013, and 2014, respectively.

In 2012, ParentCo and Ma’aden agreed to expand the capabilities of the rolling mill to include a capacity of 100 kmt dedicated to supplying aluminum automotive, building and construction, and foil stock sheet. First production related to the expanded capacity occurred in 2014. This expansion is not expected to result in additional equity investment (see beow) due to significant savings anticipated from a change in the project execution strategy of the initial 380 kmt capacity of the rolling mill.

The joint venture is owned 74.9% by Ma’aden and 25.1% by ParentCo and consists of three separate companies as follows: one each for the mine and refinery, the smelter, and the rolling mill. Following the signing of the joint venture shareholders’ agreement, ParentCo paid Ma’aden $80 representing the initial investment in the project. In addition, ParentCo paid $56 to Ma’aden, representing ParentCo’s pro rata share of certain agreed upon pre-incorporation costs incurred by Ma’aden prior to formation of the joint venture.

Ma’aden and ParentCo have put and call options, respectively, whereby Ma’aden can require ParentCo to purchase from Ma’aden, or ParentCo can require Ma’aden to sell to ParentCo, a 14.9% interest in the joint venture at the then fair market value. These options may only be exercised in a six-month window that opens five years after the Commercial Production Date (as defined in the joint venture shareholders’ agreement) and, if exercised, must be exercised for the full 14.9% interest. The Commercial Production Date for the smelting company was declared on September 1, 2014. There have not been similar declarations yet for the rolling mill company and the mining and refining company.

The ParentCo affiliate that holds Alcoa Corporation’s interests in the smelting company and the rolling mill company is wholly owned by ParentCo, and the ParentCo affiliate that holds Alcoa Corporation’s interest in the mining and refining company is wholly owned by AWAC. Except in limited circumstances, ParentCo may not sell, transfer or otherwise dispose of or encumber or enter into any agreement in respect of the votes or other rights attached to its interests in the joint venture without Ma’aden’s prior written consent.

A number of ParentCo employees perform various types of services for the smelting, rolling mill, and refining and mining companies as part of the construction of the fully-integrated aluminum complex. At December 31, 2015 and 2014, ParentCo had an outstanding receivable of $19 and $30, respectively, from the smelting, rolling mill, and refining and mining companies for labor and other employee-related expenses.

Capital investment in the project is expected to total approximately $10,800 (SAR 40.5 billion) and has been funded through a combination of equity contributions by the joint venture partners and project financing by the joint venture, which has been guaranteed by both partners (see below). Both the equity contributions and the guarantees of the project financing are based on the joint venture’s partners’ ownership interests. Originally, it was estimated that ParentCo’s total equity investment in the joint venture would be approximately $1,100, of which ParentCo has contributed $981, including $29 and $120 in 2015 and 2014, respectively. Based on changes to both the project’s capital investment and equity and debt structure from the initial plans, the estimated $1,100 equity contribution may be reduced. As of December 31, 2015 and 2014, the carrying value of Alcoa Corporation’s investment in this project was $928 and $983, respectively.

The smelting and rolling mill companies have project financing totaling $4,311 (reflects principal payments made through December 31, 2015), of which $1,082 represents ParentCo’s share (the equivalent of ParentCo’s 25.1% interest in the smelting and rolling mill companies). In conjunction with the financings, ParentCo issued guarantees on behalf of the smelting and rolling mill companies to the lenders in the event that such companies default on their debt service requirements through 2017 and 2020 for the smelting company and 2018 and 2021 for the rolling mill company (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the smelting and rolling mill companies cover total debt service requirements of $142 in principal and up to a maximum of approximately $50 in interest per year (based on projected interest rates). At December 31, 2015 and 2014, the combined fair value of the guarantees was $7 and $8, respectively, which was included in Other noncurrent liabilities and deferred credits on the accompanying Alcoa Corporation Combined Balance Sheet.

The mining and refining company has project financing totaling $2,232, of which $560 represents AWAC’s 25.1% interest in the mining and refining company. In conjunction with the financings, ParentCo, on behalf of AWAC, issued guarantees to the lenders in the event that the mining and refining company defaults on its debt service requirements through 2019 and 2024 (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the mining and refining company cover total debt service requirements of $120 in principal an up to a maximum of approximately $30 in interest per year (based on projected interest rates). At December 31, 2015 and 2014, the combined fair value of the guarantees was $3 and $4, respectively, which was included in Other noncurrent liabilities and deferred credits on the accompanying Alcoa Corporation Combined Balance Sheet. In the event ParentCo would be required to make payments under the guarantees, 40% of such amount would be contributed to ParentCo by Alumina Limited, consistent with its ownership interest in AWAC.

In June 2013, all three joint venture companies entered into a 20-year gas supply agreement with Saudi Aramco, replacing the previous authorized gas allocation of the Ministry of Petroleum and Mineral Resources of Saudi Arabia (the “Ministry of Petroleum”). The gas supply agreement provides sufficient fuel to meet manufacturing process requirements as well as fuel to the adjacent combined water and power plant being constructed by Saline Water Conversion Corporation, which is owned by the government of Saudi Arabia and is responsible for desalinating sea water and producing electricity for Saudi Arabia. The combined water and power plant will convert the three joint venture companies’ gas into electricity and water at cost, which will be supplied to the refinery, smelter, and rolling mill. A $60 letter of credit previously provided to the Ministry of Petroleum by Ma’aden (ParentCo is responsible for its pro rata share) under the gas allocation was terminated in June 2015 due to the completion of certain auxiliary rolling facilities.

The parties subject to the joint venture shareholders’ agreement may not sell, transfer, or otherwise dispose of, pledge, or encumber any interests in the joint venture until certain milestones have been met as defined in both agreements. Under the joint venture shareholders’ agreement, upon the occurrence of an unremedied event of default by ParentCo, Ma’aden may purchase, or, upon the occurrence of an unremedied event of default by Ma’aden, ParentCo may sell, its interest for consideration that varies depending on the time of the default.

J. Other Noncurrent Assets

December 31,	Note	2015	2014
Gas supply prepayment	N	$288	$—
Prepaid gas transmission contract	N	268	295
Value-added tax receivable		233	294
Deferred mining costs, net		203	209
Intangibles, net	E	53	70
Prepaid pension benefit	W	35	35
Advance related to European Commission Matter in Italy	N	—	111
Other		167	275

		$1,247	$1,289

K. Debt

December 31,	2015	2014
BNDES Loans, due 2016-2029 (see below for weighted average rates)	$174	$267
Chelan County Loan, due 2031 (5.85%)	14	14
Other	37	61

	225	342
Less: amount due within one year	18	29

	$207	$313

The principal amount of long-term debt maturing in each of the next five years is $18 in 2016, $17 in 2017, $16 in 2018, $15 in 2019, and $15 in 2020.

BNDES Loans—Alcoa Corporation has a loan agreement with Brazil’s National Bank for Economic and Social Development (BNDES) that provides for a financing commitment of $397 (R$687), which is divided into three subloans and was used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the three subloans is a Brazil real rate of interest equal to BNDES’ long-term interest rate, 7.00% and 5.00% as of December 31, 2015 and 2014, respectively, plus a weighted-average margin of 1.48%. Principal and interest are payable monthly, which began in October 2011 and end in September 2029 for two of the subloans totaling R$667 and began in July 2012 and end in June 2018 for the subloan of R$20. This loan may be repaid early without penalty with the approval of BNDES.

As of December 31, 2015 and 2014, Alcoa Corporation’s outstanding borrowings were $136 (R$522) and $209 (R$560), respectively, and the weighted-average interest rate was 8.49%. During 2015 and 2014, Alcoa Corporation repaid $15 (R$48) and $20 (R$47), respectively, of outstanding borrowings. Additionally, Alcoa Corporation borrowed less than $1 (R$1) and $1 (R$2) under the loan in 2015 and 2014, respectively.

Alcoa Corporation has another loan agreement with BNDES that provides for a financing commitment of $85 (R$177), which also was used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the loan is a Brazil real rate of interest equal to BNDES’ long-term interest rate plus a margin of 1.55%. Principal and interest are payable monthly, which began in January 2013 and end in September 2029. This loan may be repaid early without penalty with the approval of BNDES. As of December 31, 2015 and 2014,

Alcoa Corporation’s outstanding borrowings were $38 (R146) and $58 (R$156), respectively, and the interest rate was 6.55%. During 2015 and 2014, Alcoa Corporation repaid $3 (R$10) and $5 (R$11), respectively, of outstanding borrowings.

L. Other Noncurrent Liabilities and Deferred Credits

December 31,	Note	2015	2014
Fair value of derivative contracts	X	$189	$368
Liability related to the resolution of a legal matter	N	148	222
Accrued compensation and retirement costs		92	102
Deferred alumina sales revenue		84	93
Deferred credit related to derivative contract	X	—	62
Other		85	81

		$598	$928

M. Noncontrolling Interest

As of December 31, 2015 and 2014, the amount of the noncontrolling shareholder’s (Alumina Limited) interest in the equity of certain Alcoa Corporation majority-owned entities, collectively known as Alcoa World Alumina and Chemicals, was $2,071 and $2,474, respectively.

In 2015, 2014, and 2013, Alcoa Corporation received $2, $43, and $9, respectively, in contributions from Alumina Limited related to Alcoa World Alumina and Chemicals.

In 2013, Noncontrolling interest included a charge of $17 related to a legal matter (see Settlement with Alumina Limited under Litigation in Note N).

N. Contingencies and Commitments

Contingencies

The matters discussed within this section are those of ParentCo that are associated directly or indirectly with Alcoa Corporation’s operations. For those matters where the outcome remains uncertain, the ultimate allocation of any potential future costs between Alcoa Corporation and Arconic will be addressed in the Separation Agreement.

Litigation.

Alba Matter

Civil Suit. On February 27, 2008, ParentCo received notice that Aluminium Bahrain B.S.C. (“Alba”) had filed suit against ParentCo, Alcoa World Alumina LLC (“AWA”), and William Rice (collectively, the “ParentCo Parties”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. ParentCo, Alcoa World Alumina LLC, William Rice, and Victor Phillip Dahdaleh. The complaint alleged that certain ParentCo entities and their agents, including Victor Phillip Dahdaleh, had engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleged that ParentCo and its employees or agents (1) illegally bribed officials of the government of Bahrain and/or officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and/or officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which ParentCo would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between ParentCo and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleged that ParentCo and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba claimed damages in excess of $1,000. Alba’s complaint sought treble damages with respect to its RICO claims; compensatory, consequential, exemplary, and punitive damages; rescission of the 2005 alumina supply contract; and attorneys’ fees and costs.

On October 9, 2012, the ParentCo Parties, without admitting any liability, entered into a settlement agreement with Alba. The agreement called for AWA to pay Alba $85 in two equal installments, one-half at time of settlement and one-half one year later, and for the case against the ParentCo Parties to be dismissed with prejudice. Additionally, AWA and Alba entered into a long-term alumina supply agreement. On October 9, 2012, pursuant to the settlement agreement, AWA paid Alba $42.5, and all claims against the ParentCo Parties were dismissed with prejudice. On October 9, 2013 pursuant to the settlement agreement, AWA paid the remaining $42.5. Based on the settlement agreement, in the 2012 third quarter, ParentCo recorded a $40 charge in addition to the $45 charge it recorded in the 2012 second quarter in respect of the suit (see Agreement with Alumina Limited below).

Government Investigations. On February 26, 2008, ParentCo advised the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”) that it had recently become aware of the claims by Alba as alleged in the Alba civil suit, had already begun an internal investigation and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified ParentCo that it had opened a formal investigation. The SEC subsequently commenced a concurrent investigation. ParentCo has been cooperating with the government since that time.

In the second quarter of 2013, ParentCo proposed to settle the DOJ matter by offering the DOJ a cash payment of $103. Based on this offer, ParentCo recorded a charge of $103 in the 2013 second quarter. Also in the second quarter of 2013, ParentCo exchanged settlement offers with the SEC. However, the SEC staff rejected ParentCo’s offer of $60 and no charge was recorded. During the remainder of 2013, settlement discussions with both the DOJ and the SEC continued.

On January 9, 2014, ParentCo resolved the investigations by the DOJ and the SEC. The settlement with the DOJ was reached with AWA. Under the terms of a plea agreement entered into with the DOJ, effective January 9, 2014, AWA pled guilty to one count of violating the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). As part of the DOJ resolution, AWA agreed to pay a total of $223, including a fine of $209 payable in five equal installments over four years. The first installment of $41.8, plus a one-time administrative forfeiture of $14, was paid in the first quarter of 2014, the second installment of $41.8 was paid in the first quarter of 2015, and the remaining installments of $41.8 each will be paid in the first quarters of 2016 through 2018 (the third installment was paid on January 8, 2016). The DOJ is bringing no case against ParentCo.

Effective January 9, 2014, ParentCo also settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the FCPA. Under the terms of the settlement with the SEC, ParentCo agreed to a settlement amount of $175, but will be given credit for the $14 one-time forfeiture payment, which is part of the DOJ resolution, resulting in a total cash payment to the SEC of $161 payable in five equal installments over four years. The first and second installments of $32.2 each were paid to the SEC in the first quarter of 2014 and 2015, respectively, and the remaining installments of $32.2 each will be paid in the first quarters of 2016 through 2018 (the third installment was paid on January 25, 2016).

There was no allegation in the filings by the DOJ and there was no finding by the SEC that anyone at ParentCo knowingly engaged in the conduct at issue.

Based on the resolutions with both the DOJ and SEC, in the 2013 fourth quarter, ParentCo recorded a $288 charge, which includes legal costs of $7, in addition to the $103 charge it recorded in the 2013 second quarter in respect of the investigations (see Agreement with Alumina Limited below).

Agreement with Alumina Limited. AWA is a U.S.-based Alcoa World Alumina and Chemicals (“AWAC”) company organized under the laws of Delaware that owns, directly or indirectly, alumina refineries and bauxite mines in the Atlantic region. AWAC is an unincorporated global bauxite mining and alumina refining venture between ParentCo and Alumina Limited. AWAC consists of a number of affiliated entities, including AWA, which own, or have an interest in, or operate bauxite mines and alumina refineries in eight countries (seven as of December 31, 2014 due to the divestiture of an ownership interest in a mining and refining joint venture in Jamaica—see Note F). ParentCo owns 60% and Alumina Limited owns 40% of these individual entities, which are consolidated by ParentCo for financial reporting purposes (and are reflected in Alcoa Corporation’s combined financial statements).

In October 2012, ParentCo and Alumina Limited entered into an agreement to allocate the costs of the Alba civil settlement and all legal fees associated with this matter (including the government investigations discussed above) between ParentCo and Alumina Limited on an 85% and 15% basis, respectively, but this would occur only if a settlement is reached with the DOJ and the SEC regarding their investigations. As such, the $85 civil settlement in 2012 and all legal costs associated with the civil suit and government investigations incurred prior to 2013 were allocated on a 60% and 40% basis in the respective periods on ParentCo’s Statement of Consolidated Operations. As a result of the resolutions of the government investigations, the $384 charge and legal costs incurred in 2013 were allocated on an 85% and 15% basis per the allocation agreement with Alumina Limited. Additionally, the $85 civil settlement from 2012 and all legal costs associated with the civil suit and government investigations incurred prior to 2013 were reallocated on the 85% and 15% basis. The following table details the activity related to the Alba matter:

	2013			2012
	Alcoa Corporation	Alumina Limited	Total	Alcoa Corporation	Alumina Limited	Total
Government investigations(1)	$326	$58	$384	$—	$—	$—
Civil suit(1)	—	—	—	51	34	85
Reallocation of civil suit	21	(21)	—	—	—	—
Reallocation of legal costs	20	(20)	—	—	—	—

Loss before income taxes(2)	367	17	384	51	34	85

(1)	The amount in the Total column was recorded in Restructuring and other charges (see Note D).
(2)	In 2013 and 2012, the amount for Alcoa Corporation was included in Net income (loss) attributable to Alcoa Corporation, and the amount for Alumina Limited was included in Net income (loss) attributable to noncontrolling interest.

Other Matters

On June 5, 2015, Alcoa World Alumina LLC (“AWA”) and St. Croix Alumina, L.L.C. (“SCA”) filed a complaint in Delaware Chancery Court for a declaratory judgment and injunctive relief to resolve a dispute between ParentCo and Glencore Ltd. (“Glencore”) with respect to claimed obligations under a 1995 asset purchase agreement between ParentCo and Glencore. The dispute arose from Glencore’s demand that ParentCo indemnify it for liabilities it may have to pay to Lockheed Martin (“Lockheed”) related to the St. Croix alumina refinery. Lockheed had earlier filed suit against Glencore in federal court in New York seeking indemnity for liabilities it had incurred and would incur to the U.S. Virgin Islands to remediate certain properties at the refinery property and claimed that Glencore was required by an earlier, 1989 purchase agreement to indemnify it. Glencore had demanded that ParentCo indemnify and defend it in the Lockheed case and threatened to claim against ParentCo in the New York action despite exclusive jurisdiction for resolution of disputes under the 1995 purchase agreement being in Delaware. After Glencore conceded that it was not seeking to add ParentCo to the New York action, AWA and SCA dismissed their complaint in the Chancery Court case and on August 6, 2015 filed a complaint for declaratory judgment in Delaware Superior Court. AWA and SCA filed a motion for judgment on the pleadings on September 16, 2015. Glencore answered AWA’s and SCA’s complaint and asserted counterclaims on August 27, 2015, and on October 2, 2015 filed its own motion for judgment on the pleadings. Argument on the parties’ motions was held by the court on December 7, 2015, and by order dated February 8, 2016, the court granted ParentCo’s motion and denied Glencore’s motion, resulting in ParentCo not being liable to indemnify Glencore for the Lockheed action. The decision also leaves for pretrial discovery and possible summary judgment or trial Glencore’s claims for costs and fees it incurred in defending and settling an earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On February 17,

2016, Glencore filed notice of its application for interlocutory appeal of the February 8 ruling. AWA and SCA filed an opposition to that application on February 29, 2016. On March 10, 2016, the court denied Glencore’s motion for interlocutory appeal and on the same day entered judgment on claims other than Glencore’s claims for costs and fees it incurred in defending and settling the earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On March 29, 2016, Glencore filed a withdrawal of its notice of interlocutory appeal and also noted its intent to appeal the court’s March 10, 2016 judgment. Glencore filed its opening brief on its appeal on May 23, 2016. ParentCo filed its reply brief on June 22, 2016, with all further briefing to be concluded by July 7, 2016. At this time, the Company is unable to reasonably predict an outcome for this matter.

Before 2002, ParentCo purchased power in Italy in the regulated energy market and received a drawback of a portion of the price of power under a special tariff in an amount calculated in accordance with a published resolution of the Italian Energy Authority, Energy Authority Resolution n. 204/1999 (“204/1999”). In 2001, the Energy Authority published another resolution, which clarified that the drawback would be calculated in the same manner, and in the same amount, in either the regulated or unregulated market. At the beginning of 2002, ParentCo left the regulated energy market to purchase energy in the unregulated market. Subsequently, in 2004, the Energy Authority introduced regulation no. 148/2004, which set forth a different method for calculating the special tariff that would result in a different drawback for the regulated and unregulated markets. ParentCo challenged the new regulation in the Administrative Court of Milan and received a favorable judgment in 2006. Following this ruling, ParentCo continued to receive the power price drawback in accordance with the original calculation method, through 2009, when the European Commission declared all such special tariffs to be impermissible “state aid.” In 2010, the Energy Authority appealed the 2006 ruling to the Consiglio di Stato (final court of appeal). On December 2, 2011, the Consiglio di Stato ruled in favor of the Energy Authority and against ParentCo, thus presenting the opportunity for the energy regulators to seek reimbursement from ParentCo of an amount equal to the difference between the actual drawback amounts received over the relevant time period, and the drawback as it would have been calculated in accordance with regulation 148/2004. On February 23, 2012, ParentCo filed its appeal of the decision of the Consiglio di Stato (this appeal was subsequently withdrawn in March 2013). On March 26, 2012, ParentCo received a letter from the agency (Cassa Conguaglio per il Settore Eletrico (CCSE)) responsible for making and collecting payments on behalf of the Energy Authority demanding payment in the amount of approximately $110 (€85), including interest. By letter dated April 5, 2012, ParentCo informed CCSE that it disputes the payment demand of CCSE since (i) CCSE was not authorized by the Consiglio di Stato decisions to seek payment of any amount, (ii) the decision of the Consiglio di Stato has been appealed (see above), and (iii) in any event, no interest should be payable. On April 29, 2012, Law No. 44 of 2012 (“44/2012”) came into effect, changing the method to calculate the drawback. On February 21, 2013, ParentCo received a revised request letter from CSSE demanding ParentCo’s subsidiary, ParentCo Trasformazioni S.r.l., make a payment in the amount of $97 (€76), including interest, which reflects a revised calculation methodology by CCSE and represents the high end of the range of reasonably possible loss associated with this matter of $0 to $97 (€76). ParentCo has rejected that demand and has formally challenged it through an appeal before the Administrative Court on April 5, 2013. The Administrative Court scheduled a hearing for December 19, 2013, which was subsequently postponed until April 17, 2014, and further postponed until June 19, 2014. On this date, the Administrative Court listened to ParentCo’s oral argument, and on September 2, 2014, rendered its decision. The Administrative Court declared the payment request of CCSE and the Energy Authority to ParentCo to be unsubstantiated based on the 148/2004 resolution with respect to the January 19, 2007 through November 19, 2009 timeframe. On December 18, 2014, the CCSE and the Energy Authority appealed the Administrative Court’s September 2, 2014 decision; however, a date for the hearing has not been scheduled. As a result of the conclusion of the European Commission Matter on January 26, 2016 described below, management has modified its outlook with respect to a portion of the pending legal proceedings related to this matter. As such, a charge of $37 (€34) was recorded in Restructuring and other charges for the year ended December 31, 2015, on Alcoa Corporation’s Statement of Combined Operations to establish a partial reserve for this matter. At this time, Alcoa Corporation is unable to reasonably predict the ultimate outcome for this matter.

European Commission Matter. In July 2006, the European Commission (EC) announced that it had opened an investigation to establish whether an extension of the regulated electricity tariff granted by Italy to some energy-intensive industries complied with European Union (EU) state aid rules. The Italian power tariff extended the tariff that was in force until December 31, 2005 through November 19, 2009 (ParentCo had been incurring higher power costs at its smelters in Italy subsequent to the tariff end date through the end of 2012). The extension was originally through 2010, but the date was changed by legislation adopted by the Italian Parliament effective on August 15, 2009. Prior to expiration of the tariff in 2005, ParentCo had been operating in Italy for more than 10 years under a power supply structure approved by the EC in 1996. That measure provided a competitive power supply to the primary aluminum industry and was not considered state aid from the Italian Government. The EC’s announcement expressed concerns about whether Italy’s extension of the tariff beyond 2005 was compatible with EU legislation and potentially distorted competition in the European market of primary aluminum, where energy is an important part of the production costs.

On November 19, 2009, the EC announced a decision in this matter stating that the extension of the tariff by Italy constituted unlawful state aid, in part, and, therefore, the Italian Government is to recover a portion of the benefit ParentCo received since January 2006 (including interest). The amount of this recovery was to be based on a calculation prepared by the Italian Government (see below). In late 2009, after discussions with legal counsel and reviewing the bases on which the EC decided, including the different considerations cited in the EC decision regarding ParentCo’s two smelters in Italy, ParentCo recorded a charge of $250 (€173), which included $20 (€14) to write off a receivable from the Italian Government for amounts due under the now expired tariff structure and $230 (€159) to establish a reserve. On April 19, 2010, ParentCo filed an appeal of this decision with the General Court of the EU (see below). Prior to 2012, ParentCo was involved in other legal proceedings related to this matter that separately sought the annulment of the EC’s July 2006 decision to open an investigation alleging that such decision did not follow the applicable procedural rules and requested injunctive relief to suspend the effectiveness of the EC’s November 19, 2009 decision. However, the decisions by the General Court, and subsequent appeals to the European Court of Justice, resulted in the denial of these remedies.

In June 2012, ParentCo received formal notification from the Italian Government with a calculated recovery amount of $375 (€303); this amount was reduced by $65 (€53) for amounts owed by the Italian Government to ParentCo, resulting in a net payment request of $310 (€250). In a notice published in the Official Journal of the European Union on September 22, 2012, the EC announced that it had filed an action against the Italian Government on July 18, 2012 to compel it to collect the recovery amount (on October 17, 2013, the European Court of Justice ordered Italy to so collect). On September 27, 2012, ParentCo received a request for payment in full of the $310 (€250) by October 31, 2012. Following discussions with the Italian Government regarding the timing of such payment, ParentCo paid the requested amount in five quarterly installments of $69 (€50) beginning in October 2012 through December 2013.

On October 16, 2014, ParentCo received notice from the General Court of the EU that its April 19, 2010 appeal of the EC’s November 19, 2009 decision was denied. On December 27, 2014, ParentCo filed an appeal of the General Court’s October 16, 2014 ruling to the European Court of Justice (ECJ). Following submission of the EC’s response to the appeal, on June 10, 2015, ParentCo filed a request for an oral hearing before the ECJ; no decision on that request was received. On January 26, 2016, ParentCo was informed that the ECJ had dismissed ParentCo’s December 27, 2014 appeal of the General Court’s October 16, 2014 ruling. The dismissal of ParentCo’s appeal represents the conclusion of the legal proceedings in this matter. Prior to this dismissal, ParentCo had a noncurrent asset of $100 (€91) reflecting the excess of the total of the five payments made to the Italian Government over the reserve recorded in 2009. As a result, this noncurrent asset, along with the $58 (€53) for amounts owed by the Italian Government to ParentCo mentioned above plus $6 (€6) for interest previously paid, was written-off. A charge of $164 (€150) was recorded in Restructuring and other charges for the year ended December 31, 2015 on Alcoa Corporation’s Statement of Combined Operations (see Note D).

As a result of the EC’s November 19, 2009 decision, management had contemplated ceasing operations at its Italian smelters due to uneconomical power costs. In February 2010, management agreed to continue to operate its smelters in Italy for up to six months while a long-term solution to address increased power costs could be negotiated. Over a portion of this time, a long-term solution was not able to be reached related to the

Fusina smelter, therefore, in May 2010, ParentCo and the Italian Government agreed to a temporary idling of the Fusina smelter. As of September 30, 2010, the Fusina smelter was fully curtailed (44,000 metric-tons-per-year). For the Portovesme smelter, ParentCo executed a new power agreement effective September 1, 2010 through December 31, 2012, replacing the short-term, market-based power contract that was in effect since early 2010. This new agreement along with interruptibility rights (i.e. compensation for power interruptions when grids are overloaded) granted to ParentCo for the Portovesme smelter provided additional time to negotiate a long-term solution (the EC had previously determined that the interruptibility rights were not considered state aid).

At the end of 2011, as part of a restructuring of ParentCo’s global smelting system, management decided to curtail operations at the Portovesme smelter during 2012 due to the uncertain prospects for viable, long-term power, along with rising raw materials costs and falling global aluminum prices (mid-2011 to late 2011). As of December 31, 2012, the Portovesme smelter was fully curtailed (150,000 metric-tons-per-year).

In June 2013 and August 2014, Alcoa Corporation decided to permanently shut down and demolish the Fusina and Portovesme smelters, respectively, due to persistent uneconomical conditions (see Note D).

Environmental Matters. ParentCo participates in environmental assessments and cleanups at more than 100 locations. These include owned or operating facilities and adjoining properties, previously owned or operating facilities and adjoining properties, and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)) sites.

A liability is recorded for environmental remediation when a cleanup program becomes probable and the costs can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress made in determining the extent of remedial actions and related costs. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, and technological changes, among others.

Alcoa Corporation’s remediation reserve balance was $235 and $165 at December 31, 2015 and 2014 (of which $28 and $40 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated for current and certain former Alcoa Corporation operating locations.

In 2015, the remediation reserve was increased by $107 due to a charge of $52 related to the planned demolition of the remaining structures at the Massena East smelter location (see Note D), a charge of $29 related to the planned demolition of the Poços de Caldas smelter and the Anglesea power station (see Note D), a charge of $12 related to the Mosjøen location (see below), a charge of $7 related to the Portovesme location (see below), and a net charge of $7 associated with a number of other sites. In 2014, the remediation reserve was increased by $37 due to a charge of $24 related to the planned demolition of certain structures at the Massena East, NY, Point Henry, Australia, and Portovesme, Italy locations (see Note D), a charge of $3 related to the Portovesme location (see below), and a net charge of $10 associated with a number of other sites. Of the changes to the remediation reserve in 2015 and 2014, $86 and $28, respectively, was recorded in Restructuring and other charges, while the remainder was recorded in Cost of goods sold on the accompanying Statement of Combined Operations.

Payments related to remediation expenses applied against the reserve were $24 and $26 in 2015 and 2014, respectively. These amounts include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2015, the change in the reserve also reflects a decrease of $13 due to the effects of foreign currency translation. In 2014, the change in the reserve also reflects a net increase of $21 due to a reclassification of amounts included in other reserves within Other noncurrent liabilities and deferred credits on Alcoa Corporation’s Combined Balance Sheet as of December 31, 2013, and the effects of foreign currency translation.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of cost of goods sold.

The following discussion provides details regarding the current status of certain significant reserves related to current or former Alcoa Corporation sites.

Fusina and Portovesme, Italy—In 1996, ParentCo acquired the Fusina smelter and rolling operations and the Portovesme smelter, both of which are owned by ParentCo’s subsidiary Alcoa Trasformazioni S.r.l. (“Trasformazioni”), from Alumix, an entity owned by the Italian Government. At the time of the acquisition, Alumix indemnified ParentCo for pre-existing environmental contamination at the sites. In 2004, the Italian Ministry of Environment and Protection of Land and Sea (MOE) issued orders to Trasformazioni and Alumix for the development of a clean-up plan related to soil contamination in excess of allowable limits under legislative decree and to institute emergency actions and pay natural resource damages. Trasformazioni appealed the orders and filed suit against Alumix, among others, seeking indemnification for these liabilities under the provisions of the acquisition agreement. In 2009, Ligestra S.r.l. (“Ligestra”), Alumix’s successor, and Trasformazioni agreed to a stay of the court proceedings while investigations were conducted and negotiations advanced towards a possible settlement.

In December 2009, Trasformazioni and Ligestra reached an initial agreement for settlement of the liabilities related to Fusina while negotiations continued related to Portovesme (see below). The agreement outlined an allocation of payments to the MOE for emergency action and natural resource damages and the scope and costs for a proposed soil remediation project, which was formally presented to the MOE in mid-2010. The agreement was contingent upon final acceptance of the remediation project by the MOE. As a result of entering into this agreement, ParentCo increased the reserve by $12 in 2009 for Fusina. Based on comments received from the MOE and local and regional environmental authorities, Trasformazioni submitted a revised remediation plan in the first half of 2012; however, such revisions did not require any change to the existing reserve. In October 2013, the MOE approved the project submitted by ParentCo, resulting in no adjustment to the reserve.

In January 2014, in anticipation of ParentCo reaching a final administrative agreement with the MOE, ParentCo and Ligestra entered into a final agreement related to Fusina for allocation of payments to the MOE for emergency action and natural resource damages and the costs for the approved soil remediation project. The agreement resulted in Ligestra assuming 50% to 80% of all payments and remediation costs. On February 27, 2014, ParentCo and the MOE reached a final administrative agreement for conduct of work. The agreement includes both a soil and groundwater remediation project estimated to cost $33 (€24) and requires payments of $25 (€18) to the MOE for emergency action and natural resource damages. The remediation projects are slated to begin as soon as ParentCo receives final approval from the Ministry of Infrastructure. Based on the final agreement with Ligestra, ParentCo’s share of all costs and payments is $17 (€12), of which $9 (€6) related to the damages will be paid annually over a 10-year period, which began in April 2014, and was previously fully reserved.

Separately, in 2009, due to additional information derived from the site investigations conducted at Portovesme, ParentCo increased the reserve by $3. In November 2011, Trasformazioni and Ligestra reached an agreement for settlement of the liabilities related to Portovesme, similar to the one for Fusina. A proposed soil remediation project for Portovesme was formally presented to the MOE in June 2012. Neither the agreement with Ligestra nor the proposal to the MOE resulted in a change to the reserve for Portovesme. In November 2013, the MOE rejected the proposed soil remediation project and requested a revised project be submitted. In May 2014, Trasformazioni and Ligestra submitted a revised soil remediation project that addressed certain stakeholders’ concerns. ParentCo increased the reserve by $3 in 2014 to reflect the estimated higher costs associated with the revised soil remediation project, as well as current operating and maintenance costs of the Portovesme site.

In October 2014, the MOE required a further revised project be submitted to reflect the removal of a larger volume of contaminated soil than what had been proposed, as well as design changes for the cap related to the remaining contaminated soil left in place and the expansion of an emergency containment groundwater pump and treatment system that was previously installed. Trasformazioni and Ligestra submitted the further revised soil remediation project in February 2015. As a result, ParentCo increased the reserve by $7 in March 2015 to reflect the increase in the estimated costs of the project. In October 2015, ParentCo received a final ministerial decree approving the February 2015 revised soil remediation project. Work on the soil remediation project will commence in 2016 and is expected to be completed in 2019. ParentCo and Ligestra are now working on a final groundwater remediation project, which will be submitted to the MOE for review during 2016. The ultimate outcome of this matter may result in a change to the existing reserve for Portovesme.

Baie Comeau, Quebec, Canada—In August 2012, ParentCo presented an analysis of remediation alternatives to the Quebec Ministry of Sustainable Development, Environment, Wildlife and Parks (MDDEP), in response to a previous request, related to known PCBs and polycyclic aromatic hydrocarbons (PAHs) contained in sediments of the Anse du Moulin bay. As such, ParentCo increased the reserve for Baie Comeau by $25 in 2012 to reflect the estimated cost of ParentCo’s recommended alternative, consisting of both dredging and capping of the contaminated sediments. In July 2013, ParentCo submitted the Environmental Impact Assessment for the project to the MDDEP. The MDDEP notified ParentCo that the project as it was submitted was approved and a final mistrial decree was issued in July 2015. As a result, no further adjustment to the reserve was required in 2015. The decree provides final approval for the project and allows ParentCo to start work on the final project design, which is expected to be completed in 2016 with construction on the project expected to begin in 2017. Completion of the final project design and bidding of the project may result in additional liability in a future period.

Mosjøen, Norway—In September 2012, ParentCo presented an analysis of remediation alternatives to the Norwegian Environmental Agency (NEA) (formerly the Norwegian Climate and Pollution Agency, or “Klif”), in response to a previous request, related to known PAHs in the sediments located in the harbor and extending out into the fjord. As such, ParentCo increased the reserve for Mosjøen by $20 in 2012 to reflect the estimated cost of the baseline alternative for dredging of the contaminated sediments. A proposed project reflecting this alternative was formally presented to the NEA in June 2014, and was resubmitted in late 2014 to reflect changes by the NEA. The revised proposal did not result in a change to the reserve for Mosjøen.

In April 2015, the NEA notified ParentCo that the revised project was approved and required submission of the final project design before issuing a final order. ParentCo completed and submitted the final project design, which identified a need to stabilize the related wharf structure to allow for the sediment dredging in the harbor. As a result, ParentCo increased the reserve for Mosjøen by $11 in June 2015 to reflect the estimated cost of the wharf stabilization. Also in June 2015, the NEA issued a final order approving the project as well as the final project design. In September 2015, ParentCo increased the reserve by $1 to reflect the potential need (based on prior experience with similar projects) to perform additional dredging if the results of sampling, which is required by the order, don’t achieve the required cleanup levels. Project construction will commence in 2016 and is expected to be completed by the end of 2017.

Tax. In September 2010, following a corporate income tax audit covering the 2003 through 2005 tax years, an assessment was received as a result of Spain’s tax authorities disallowing certain interest deductions claimed by a Spanish consolidated tax group owned by ParentCo. An appeal of this assessment in Spain’s Central Tax Administrative Court by ParentCo was denied in October 2013. In December 2013, ParentCo filed an appeal of the assessment in Spain’s National Court.

Additionally, following a corporate income tax audit of the same Spanish tax group for the 2006 through 2009 tax years, Spain’s tax authorities issued an assessment in July 2013 similarly disallowing certain interest deductions. In August 2013, ParentCo filed an appeal of this second assessment in Spain’s Central Tax Administrative Court, which was denied in January 2015. ParentCo filed an appeal of this second assessment in Spain’s National Court in March 2015.

The combined assessments (remeasured for a tax rate change enacted in November 2014—see Note T) total $263 (€241). ParentCo believes it has meritorious arguments to support its tax position and intends to vigorously litigate the assessments through Spain’s court system. However, in the event ParentCo is unsuccessful, a portion of the assessments may be offset with existing net operating losses available to the Spanish consolidated tax group. Additionally, it is possible that ParentCo may receive similar assessments for tax years subsequent to 2009. At this time, ParentCo is unable to reasonably predict an outcome for this matter.

In March 2013, Alcoa World Alumina Brasil (AWAB), a majority-owned subsidiary that is part of AWAC, was notified by the Brazilian Federal Revenue Office (RFB) that approximately $110 (R$220) of value added tax credits previously claimed are being disallowed and a penalty of 50% assessed. Of this amount, AWAB received $41 (R$82) in cash in May 2012. The value added tax credits were claimed by AWAB for both fixed assets and export sales related to the Juruti bauxite mine and São Luís refinery expansion. The RFB has disallowed credits they allege belong to the consortium in which AWAB owns an interest and should not have been claimed by AWAB. Credits have also been disallowed as a result of challenges to apportionment methods used, questions about the use of the credits, and an alleged lack of documented proof. AWAB presented defense of its claim to the RFB on April 8, 2013. If AWAB is successful in this administrative process, the RFB would have no further recourse. If unsuccessful in this process, AWAB has the option to litigate at a judicial level. Separately from the AWAB’s administrative appeal, in June 2015, new tax law was enacted repealing the provisions in the tax code that were the basis for the RFB assessing a 50% penalty in this matter. As such, the estimated range of reasonably possible loss is $0 to $27 (R$103), whereby the maximum end of this range represents the portion of the disallowed credits applicable to the export sales and excludes the 50% penalty. Additionally, the estimated range of disallowed credits related to AWAB’s fixed assets is $0 to $30 (R$117), which would increase the net carrying value of AWAB’s fixed assets if ultimately disallowed. It is management’s opinion that the allegations have no basis; however, at this time, management is unable to reasonably predict an outcome for this matter.

Between 2000 and 2002, Alcoa Alumínio (Alumínio), a Brazilian subsidiary of ParentCo that includes both Alcoa Corporation and Arconic operations, sold approximately 2,000 metric tons of metal per month from its Poços de Caldas facility, located in the State of Minas Gerais (the “State”), to Alfio, a customer also located in the State. Sales in the State were exempted from value-added tax (VAT) requirements. Alfio subsequently sold metal to customers outside of the State, but did not pay the required VAT on those transactions. In July 2002, Alumínio received an assessment from State auditors on the theory that Alumínio should be jointly and severally liable with Alfio for the unpaid VAT. In June 2003, the administrative tribunal found Alumínio liable, and Alumínio filed a judicial case in the State in February 2004 contesting the finding. In May 2005, the Court of First Instance found Alumínio solely liable, and a panel of a State appeals court confirmed this finding in April 2006. Alumínio filed a special appeal to the Superior Tribunal of Justice (STJ) in Brasilia (the federal capital of Brazil) later in 2006. In 2011, the STJ (through one of its judges) reversed the judgment of the lower courts, finding that Alumínio should neither be solely nor jointly and severally liable with Alfio for the VAT, which ruling was then appealed by the State. In August 2012, the STJ agreed to have the case reheard before a five-judge panel. A decision from this panel is pending, but additional appeals are likely. At December 31, 2015, the assessment totaled $35 (R$135), including penalties and interest. While ParentCo believes it has meritorious defenses, ParentCo is unable to reasonably predict an outcome.

Other. Sherwin Alumina Bankruptcy. In connection with the sale in 2001 of the Reynolds Metals Company (“Reynolds,” which is a subsidiary of ParentCo) alumina refinery in Gregory, Texas, Reynolds assigned an Energy Services Agreement (“ESA”) with Gregory Power Partners (“Gregory Power”) for purchase of steam and electricity by the refinery. On January 11, 2016, Sherwin Alumina Company, LLC (“Sherwin”), the current owner of the refinery, and an affiliate entity, filed bankruptcy petitions in Corpus Christi, Texas, for reorganization under Chapter 11 of the Bankruptcy Code. On January 26, 2016, Gregory Power delivered notice to Reynolds that Sherwin’s bankruptcy filing constitutes a breach of the ESA; on January 29, 2016, Reynolds responded that the filing does not constitute a breach. Sherwin informed the bankruptcy court that it intends to cease operations because it is not able to continue its bauxite supply agreement and thereafter Gregory Power filed a complaint in the bankruptcy case against Reynolds alleging breach of the ESA. The outcome of this matter is neither estimable nor probable.

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against ParentCo, or Alcoa Corporation, including those pertaining to environmental, product liability, safety and health, and tax matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that the Company’s liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of the Company.

Commitments

Investments. Alcoa Corporation is a participant in four consortia that each owns a hydroelectric power project in Brazil. The purpose of Alcoa Corporation’s participation is to increase its energy self-sufficiency and provide a long-term, low-cost source of power for its two smelters (see below) and one refinery located in Brazil. These projects are known as Machadinho, Barra Grande, Serra do Facão, and Estreito.

Alcoa Corporation committed to taking a share of the output of the Machadinho and Barra Grande projects each for 30 years and the Serra do Facão and Estreito projects each for 26 years at cost (including cost of financing the project). In the event that other participants in any of these projects fail to fulfill their financial responsibilities, Alcoa Corporation may be required to fund a portion of the deficiency. In accordance with the respective agreements, if Alcoa Corporation funds any such deficiency, its participation and share of the output from the respective project will increase proportionately.

The Machadinho project reached full capacity in 2002. Alcoa Corporation’s investment in this project is 30.99%, which entitles Alcoa Corporation to approximately 120 megawatts of assured power. The Machadinho consortium is an unincorporated joint venture, and, therefore, Alcoa Corporation’s share of the assets and liabilities of the consortium are reflected in the respective lines on the accompanying Combined Balance Sheet.

The Barra Grande project reached full capacity in 2006. Alcoa Corporation’s investment in this project is 42.18% and is accounted for under the equity method. This entitles Alcoa Corporation to approximately 160 megawatts of assured power. Alcoa Corporation’s total investment in this project was $94 (R$374) and $132 (R$355) at December 31, 2015 and 2014, respectively.

The Serra do Facão project reached full capacity in 2010. Alcoa Corporation’s investment in this project is 34.97% and is accounted for under the equity method. This entitles Alcoa Corporation to approximately 65 megawatts of assured power. Alcoa Corporation’s total investment in this project was $52 (R$208) and $66 (R$178) at December 31, 2015 and 2014, respectively.

The Estreito project reached full capacity in March 2013. Alcoa Corporation’s investment in this project is 25.49%, which entitles Alcoa Corporation to approximately 150 megawatts of assured power. The Estreito consortium is an unincorporated joint venture, and, therefore, Alcoa Corporation’s share of the assets and liabilities of the consortium are reflected in the respective lines on the accompanying Combined Balance Sheet. As of December 31, 2015, construction of the Estreito project is essentially complete.

Prior to October 2013, Alcoa Corporation’s power self-sufficiency in Brazil satisfied approximately 70% of a total energy demand of approximately 690 megawatts from two smelters (São Luís (Alumar) and Poços de Caldas) and one refinery (Poços de Caldas) in Brazil. Since that time, the total energy demand has declined by approximately 675 megawatts due to capacity curtailments of both smelters in both 2013 and 2014, as well as the eventual permanent closure of the Poços de Caldas smelter in 2015.

In 2004, Alcoa Corporation acquired a 20% interest in a consortium, which subsequently purchased the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia, in exchange for an initial cash investment of $17 (A$24). The investment in the DBNGP, which is classified as an equity investment, was made in order to secure a competitively priced long-term supply of natural gas to Alcoa Corporation’s refineries in Western Australia. Alcoa Corporation made additional contributions of $141 (A$176) for its share of the pipeline capacity expansion and other operational purposes of the consortium through September 2011. No further expansion of the pipeline’s capacity is planned at this time. In late 2011, the consortium initiated a three-year equity call plan to improve its capitalization structure. This plan required Alcoa Corporation to contribute $39 (A$40), all of which was made through December 31, 2014. Following the completion of the three-year equity call plan in December 2014, the consortium initiated a new equity call plan to further improve its capitalization structure. This plan requires Alcoa Corporation to contribute $30 (A$36) through mid 2016, of which $17 (A$22) was made through December 31, 2015, including $16 (A$21) in 2015. In addition to its equity ownership, Alcoa Corporation has an agreement to purchase gas transmission services from the DBNGP. At December 31, 2015, Alcoa Corporation has an asset of $268 (A$368) representing prepayments made under the agreement for future gas transmission services. Alcoa Corporation’s maximum exposure to loss on the investment and the related contract is approximately $380 (A$520) as of December 31, 2015. In April 2016, Alcoa Corporation sold its stake in DBP, the owner and operator of the Dampier to Bunbury Natural Gas Pipeline (DBNGP), to DUET Group (DUET) for AU $205 million (US $154 million). As part of the transaction, Alcoa Corporation will maintain its current access to approximately 30% of the DBNGP transmission capacity for gas supply to its three alumina refineries in Western Australia.

On April 8, 2015, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), which is part of AWAC, secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement require a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of the completion of the third-party acquisition and was reflected in Other noncurrent assets on the accompanying Combined Balance Sheet. The second installment of $200 was made in April 2016.

Purchase Obligations. Alcoa Corporation is party to unconditional purchase obligations for energy that expire between 2028 and 2036. Commitments related to these contracts total $66 in 2016, $122 in 2017, $124 in 2018, $126 in 2019, $129 in 2020, and $1,711 thereafter. Expenditures under these contracts totaled $125 in 2015, $172 in 2014, and $154 in 2013. Additionally, Alcoa Corporation has entered into other purchase commitments for energy, raw materials, and other goods and services, which total $2,608 in 2016, $1,675 in 2017, $1,478 in 2018, $1,407 in 2019, $1,313 in 2020, and $13,247 thereafter.

Operating Leases. Certain land and buildings, alumina refinery process control technology, plant equipment, vehicles, and computer equipment are under operating lease agreements. Total expense for all leases was $98 in 2015, $115 in 2014, and $120 in 2013. Under long-term operating leases, minimum annual rentals are $107 in 2016, $72 in 2017, $61 in 2018, $50 in 2019, $43 in 2020, and $56 thereafter.

Guarantees. At December 31, 2015, Alcoa Corporation has maximum potential future payments for guarantees issued on behalf of a third party of $478. These guarantees expire at various times between 2017 and 2024 and relate to project financing for the aluminum complex in Saudi Arabia (see Note I). Alcoa Corporation also has outstanding bank guarantees related to environmental obligations, workers compensation, tax matters, outstanding debt and energy contracts, among others. The total amount committed under these guarantees, which expire at various dates between 2016 and 2017 was $190 at December 31, 2015.

Letters of Credit. Alcoa Corporation has outstanding letters of credit primarily related to energy contracts (including $200 related to an expected prepayment under a gas supply contract that was made in April 2016 — see Investments above). The total amount committed under these letters of credit, which automatically renew or expire at various dates, mostly in 2016, was $363 at December 31, 2015.

Surety Bonds. Alcoa Corporation has outstanding surety bonds primarily related to contract performance, workers compensation, environmental-related matters, and customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2016, was $43 at December 31, 2015.

O. Other Expenses (Income), Net

	Note	2015	2014	2013
Equity loss		$89	$94	$70
Foreign currency gains, net		(39)	(16)	(14)
Net gain from asset sales		(32)	(34)	(13)
Net loss (gain) on mark-to-market derivative contracts	X	26	13	(36)
Other, net		(2)	1	7

		$42	$58	$14

In 2015, Net gain from asset sales included a $29 gain related to the sale of land around the Lake Charles, LA anode facility. In 2014, Net gain from asset sales included a $28 gain related to the sale of a mining interest in Suriname.

P. Cash Flow Information

Cash paid for interest and income taxes was as follows:

	2015	2014	2013
Interest, net of amount capitalized	$270	$310	$304
Income taxes, net of amount refunded	$265	$184	$106

Q. Segment and Geographic Area Information

Alcoa Corporation is primarily a producer of bauxite, alumina, aluminum ingot, and aluminum sheet. Alcoa Corporation’s segments are organized by product on a worldwide basis. Segment performance under Alcoa Corporation’s management reporting system is evaluated based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Certain items such as the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of any discrete tax items, deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income are excluded from segment ATOI. Segment assets exclude, among others, cash and cash equivalents; deferred income taxes; goodwill not allocated to businesses for segment reporting purposes; corporate fixed assets; and LIFO reserves.

The accounting policies of the segments are the same as those described in the Description of Business and Basis of Presentation (see Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa Corporation’s combined totals for line items not reconciled are in Corporate.

Effective January 1, 2015, Alcoa Corporation redefined its segments concurrent with an internal reorganization for certain of its businesses. Following this reorganization, Alcoa Corporation’s operations consist of six reportable segments as follows:

Bauxite. This segment represents Alcoa Corporation’s global portfolio of bauxite mining assets. Bauxite is mined and sold primarily to internal customers within the Alumina segment, who then process it into alumina. A portion of this segment’s production is also sold to third parties. Bauxite is transferred to the Alumina segment at negotiated terms that are intended to approximate market prices; sales to third parties are conducted on both a spot and contract basis.

Alumina. This segment represents Alcoa Corporation’s worldwide refining system, which processes bauxite into alumina, which is mainly sold directly to internal and external smelter customers worldwide, or is sold to customers who process it into industrial chemical products. More than half of Alumina’s production is sold under supply contracts to third parties worldwide, while the remainder is used internally by the Aluminum segment. Alumina produced by this segment and used internally is transferred to the Aluminum segment at prevailing market prices. A portion of this segment’s third-party sales are completed through the use of agents, alumina traders, and distributors.

Aluminum. This segment represents Alcoa Corporation’s worldwide smelter system. Aluminum receives alumina, mostly from the Alumina segment, and produces molten primary aluminum. Virtually all of Aluminum’s production is sold internally to the Cast Products or Rolled Products segment, and is transferred at prevailing market prices.

Cast Products. This segment represents Alcoa Corporation’s worldwide cast house system. Cast products are made from molten aluminum, purchased primarily from Alcoa Corporation’s Aluminum segment, which is then formed into various value-add ingot products, including billet and slab, for use in fabrication operations in a variety of industries. Results from the sale of aluminum powder and scrap are also included in this segment. The majority of this segment’s products are sold to third parties; the remaining portion is sold to ParentCo’s aluminum fabrication businesses at prevailing market prices.

Energy. This segment represents Alcoa Corporation’s portfolio of energy assets, with power production capacity of approximately 1,685 megawatts. This power is sold to both internal customers within the Aluminum segment and external customers, and provides operational flexibility to maximize operating results during market cyclicality. During 2015, approximately 55% of this segment’s power was sold to external customers.

Rolled Products. This segment primarily represents the Alcoa Corporation’s aluminum rolling mill in Warrick, Indiana, which produces aluminum sheet primarily sold directly to customers in the packaging end market for the production of aluminum cans (beverage, food and pet food). Seasonal increases in can sheet sales are generally experienced in the second and third quarters of the year. This segment also includes Alcoa Corporation’s investment in the Ma’aden rolling mill (see Note I).

Under the applicable accounting guidance, when a Company changes its organizational structure, it should generally prepare its segment information based on the new segments and provide comparative information for related periods. However, in certain instances, changes to the structure of an internal organization could change the composition of its reportable segments and it may not be practical to retrospectively revise prior periods. In connection with the January 1, 2015 reorganization, Alcoa Corporation fundamentally altered the commercial nature of how certain internal businesses transact with each other, moving from a cost-based transfer pricing model to one based on estimated market pricing. As a result, certain operations (e.g., bauxite mining, smelting and casting) that had previously been measured and evaluated primarily based on costs incurred were transformed into separate businesses with full profit and loss information. In addition, this reorganization involved converting regional-based management responsibility to global responsibility for each business, which had a further impact on overall cost structures of the segments.

As a result of the significant changes associated with the reorganization (including substantial information system modifications), which were implemented on a prospective basis only, Alcoa Corporation does not have all of the information that would be necessary to present certain segment data, specifically ATOI, income taxes and total assets, for periods prior to 2015. This information is not available to Alcoa Corporation management for its own internal use, and it is impracticable to obtain or generate this information, as underlying commercial transactions between the segments, which are necessary to determine these income-based and asset-based segment measures, did not take place prior to 2015.

The operating results and assets of Alcoa Corporation’s six reportable segments are as follows:

	Bauxite	Alumina	Aluminum	Cast Products	Energy	Rolled Products	Total
2015
Sales:
Third-party sales	$71	$3,343	$13	$5,127	$416	$985	$9,955
Related party sales	—	—	1	1,059	10	8	1,078
Intersegment sales	1,160	1,687	5,092	46	297	18	8,300

Total sales	$1,231	$5,030	$5,106	$6,232	$723	$1,011	$19,333

Profit and loss:
Equity loss	—	(41)	(12)	—	—	(32)	(85)
Depreciation, depletion, and amortization	94	202	311	42	61	23	733
Income taxes (benefit)	103	191	(77)	49	69	26	361
ATOI	258	476	1	110	145	20	1,010
2014
Sales:
Third-party sales	41	3,413	21	6,069	682	1,008	11,234
Related party sales(1)	—	—	—	1,758	—	25	1,783
Intersegment sales(1)	1,106	1,941	6,221	262	663	—	10,193

Total sales	1,147	5,354	6,242	8,089	1,345	1,033	23,210

Profit and loss:
Equity loss	—	(29)	(34)	—	—	(27)	(90)
Depreciation, depletion, and amortization	120	201	365	47	68	24	825
Income taxes	*	*	*	*	*	27	*
ATOI	*	*	*	*	*	21	*
2013
Sales:
Third-party sales	90	3,237	—	6,174	299	1,040	10,840
Related party sales(1)	—	—	—	1,523	—	15	1,538
Intersegment sales(1)	1,032	2,235	6,433	287	655	—	10,642

Total sales	1,122	5,472	6,433	7,984	954	1,055	23,020

Profit and loss:
Equity loss	—	(4)	(51)	—	—	(13)	(68)
Depreciation, depletion, and amortization	131	289	373	67	65	24	949
Income taxes	*	*	*	*	*	30	*
ATOI	*	*	*	*	*	52	*
2015
Assets:
Capital expenditures	30	154	108	32	16	52	392
Equity investments	164	503	497	—	137	217	1,518
Goodwill	2	4	—	—	—	—	6
Total assets	1,443	4,721	5,612	578	1,218	637	14,209
2014
Assets:
Capital expenditures	55	188	109	19	35	22	428
Equity investments	122	547	705	0	185	227	1,786
Goodwill	3	5	—	—	—	—	8
Total assets	*	*	*	*	*	677	*

(1)	Amounts were estimated by Alcoa Corporation management in an effort to provide comparable revenue information for 2014 and 2013.
*	This information is not available for periods prior to 2015 and it is impracticable to obtain.

The following tables reconcile certain segment information to combined totals for Alcoa Corporation:

	2015	2014(2)	2013(2)
Sales:
Total segment sales	$19,333	$23,210	$23,020
Elimination of intersegment sales	(8,300)	(10,193)	(10,642)
Corporate and other	166	130	195

Combined sales	$11,199	$13,147	$12,573

(2)	Amounts were estimated by Alcoa Corporation management in an effort to provide comparable revenue information for 2014 and 2013.

2015
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI(3)	$1,010
Unallocated amounts:
Impact of LIFO	107
Metal price lag	(30)
Interest expense	(270)
Non-controlling interest (net of tax)	(124)
Corporate expense	(180)
Restructuring and other charges	(983)
Income taxes	(41)
Other	(352)

Combined net loss attributable to Alcoa Corporation	$(863)

(3)	Segment ATOI information is not available for periods prior to 2015 and it is impracticable to obtain.

December 31,	2015
Assets:
Total segment assets(4)	$14,209
Elimination of intersegment receivables	(709)
Unallocated amounts:
Cash and cash equivalents	557
Deferred income taxes	589
Corporate goodwill	147
Corporate fixed assets, net	454
LIFO reserve	(172)
Fair value of derivative contracts	1,078
Other	260

Combined assets	16,413

(4)	Total segment asset information is not available for periods prior to 2015 and it is impracticable to obtain.

Sales by major product grouping were as follows:

	2015	2014	2013
Sales:
Alumina	3,343	3,413	3,237
Primary aluminum	6,200	7,848	7,697
Flat-rolled products	993	1,033	1,055
Other	663	853	584

	$11,199	$13,147	$12,573

As a result of the impracticability of providing all of the required disclosures for Alcoa Corporation’s current six segments, the following information regarding Alcoa Corporation’s historical segments is provided on a supplemental basis. Prior to January 1, 2015, Alcoa Corporation’s operations consisted of three reportable segments, as follows:

Alumina. This segment represented Alcoa Corporation’s worldwide refining system, and primarily comprised the combined Bauxite and Alumina segments described above. This segment encompassed the mining of bauxite, from which alumina is produced and sold directly to external smelter customers, as well as to the previous Primary Metals segment (see below), or to customers who process it into industrial chemical products. More than half of Alumina’s production was sold under supply contracts to third parties worldwide, while the remainder was used internally by the Primary Metals segments. Alumina produced by this segment and used internally was transferred to the Primary Metals segment at prevailing market prices. A portion of this segments third-party sales was completed through the use of agents, alumina traders and distributors.

Primary Metals. This segment represented Alcoa Corporation’s worldwide smelting system and associated cast houses, and primarily comprised the Aluminum and Cast Products segments that were established on January 1, 2015, described above. The majority of the power generation assets in the Energy segment that was established on January 1, 2015, were also included in Primary Metals. The Primary Metals segment purchased alumina, mostly from the former Alumina segment, from which primary aluminum was produced and then sold directly to external customers and traders, as well as to the Rolled Products segment and ParentCo’s aluminum fabrication businesses. Results from the sale of aluminum powder, scrap and excess energy were also included in this segment. Primary aluminum produced by this segment and used by the Rolled Products segment or by ParentCo’s aluminum fabrication businesses was transferred at prevailing market prices. The sale of primary aluminum represented approximately 90% of this segments third-party sales.

Rolled Products. This segment primarily represents Alcoa Corporation’s aluminum rolling mill in Warrick, Indiana, which produces aluminum sheet sold directly to customers in the packaging end market for the production of aluminum cans (beverage, food and pet food). Seasonal increases in can sheet sales are generally experienced in the second and third quarters of the year. This segment also includes the investment in the Ma’aden rolling mill (see Note I).

The operating results and assets of Alcoa Corporation’s reportable segments under the historical presentation format were as follows:

	Alumina	Primary Metals	Rolled Products	Total
2015
Sales:
Sales to unrelated parties	$3,455	$5,667	$985	$10,107
Sales to related parties	—	1,070	8	1,078
Intersegment sales	1,687	532	—	2,219

Total sales	$5,142	$7,269	$993	$13,404

Profit and loss:
Equity loss	$(41)	$(12)	(32)	$(85)
Depreciation, depletion, and amortization	296	429	23	748
Income taxes	300	(20)	26	306
ATOI	746	136	20	902
2014
Sales:
Sales to unrelated parties	$3,509	$6,843	$1,008	$11,360
Sales to related parties	—	1,758	25	1,783
Intersegment sales	1,941	614	—	2,555

Total sales	$5,450	$9,215	$1,033	$15,698

Profit and loss:
Equity loss	$(29)	$(34)	(27)	$(90)
Depreciation, depletion, and amortization	387	494	24	905
Income taxes	153	214	27	394
ATOI	370	627	21	1,018
2013
Sales:
Sales to unrelated parties	$3,326	$6,668	$1,040	$11,034
Sales to related parties	—	1,523	15	1,538
Intersegment sales	2,235	610	—	2,845

Total sales	$5,561	$8,801	$1,055	$15,417

Profit and loss:
Equity loss	$(4)	$(51)	(13)	$(68)
Depreciation, depletion, and amortization	426	526	24	976
Income taxes	66	(81)	30	15
ATOI	259	(36)	52	275
2015
Assets:
Capital expenditures	$184	$156	52	$392
Equity investments	667	634	217	1,518
Goodwill	6	—	—	6
Total assets	6,165	7,134	637	13,936
2014
Assets:
Capital expenditures	$246	$176	22	$444
Equity investments	669	890	227	1,786
Goodwill	8	—	—	8
Total assets	7,350	9,246	677	17,273

The following tables reconcile certain historical segment information to combined totals for Alcoa Corporation:

	2015	2014	2013
Sales:
Total segment sales	$13,404	$15,698	$15,417
Elimination of intersegment sales	(2,219)	(2,555)	(2,845)
Corporate and other	14	4	1

Combined sales	$11,199	$13,147	$12,573

	2015	2014	2013
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI	$902	$1,018	$275
Unallocated amounts:
Impact of LIFO	107	4	19
Metal price lag	(30)	15	(5)
Interest expense	(270)	(309)	(305)
Non-controlling interest (net of tax)	(124)	91	(39)
Corporate expense	(180)	(208)	(204)
Impairment of goodwill	—	—	(1,731)
Restructuring and other charges	(983)	(863)	(712)
Income taxes	(96)	110	(108)
Other	(189)	(114)	(99)

Combined net loss attributable to Alcoa Corporation	$(863)	$(256)	$(2,909)

December 31,	2015	2014
Assets:
Total segment assets	$13,936	$17,273
Elimination of intersegment receivables	(306)	(471)
Unallocated amounts:
Cash and cash equivalents	557	266
Deferred income taxes	589	1,061
Corporate goodwill	147	153
Corporate fixed assets, net	454	544
LIFO reserve	(172)	(279)
Fair value of derivative contracts	1,078	16
Other	130	114

Combined assets	$16,413	$18,677

Geographic information for sales was as follows (based upon the country where the point of sale occurred):

	2015	2014	2013
Sales:
United States(1)	$5,386	$6,096	$5,851
Spain(2)(3)	2,852	3,198	2,098
Australia	2,147	2,656	2,887
Brazil	562	1,025	897
Canada	132	18	—
Norway(2)	31	32	284
Netherlands(3)	—	—	482
Other	89	122	74

Total sales	$11,199	$13,147	$12,573

(1)	Sales of a portion of the alumina from Alcoa Corporation’s refineries in Suriname, Brazil, Australia, and Jamaica (prior to divestiture—see Note F) and most of the aluminum from Alcoa Corporation’s smelters in Canada occurred in the United States.
(2)	In 2015, 2014, and 2013, sales of the aluminum from Alcoa Corporation’s smelters in Norway and the off-take from the Saudi Arabia joint venture (see Note I) occurred in Spain.
(3)	In 2015 and 2014, sales of the aluminum from Alcoa Corporation’s smelter in Iceland occurred in Spain. In 2013, sales of the aluminum from Alcoa Corporation’s smelter in Iceland occurred in both Spain and the Netherlands.

Geographic information for long-lived assets was as follows (based upon the physical location of the assets):

December 31,	2015	2014
Long-lived assets:
Australia	$2,158	$2,519
Brazil	1,922	2,983
United States	1,963	2,133
Iceland	1,397	1,459
Canada	1,177	1,204
Norway	463	588
Spain	293	337
Other	17	103

Total long-lived assets	$9,390	$11,326

R. Stock-based Compensation

Until consummation of the separation, Alcoa Corporation’s employees will continue to participate in ParentCo’s stock-based compensation plan. The stock-based compensation expense recorded by Alcoa Corporation, in the periods presented, includes the expenses associated with employees historically attributable to Alcoa Corporation’s operations. Additionally, stock-based compensation expense for corporate employees have been allocated to Alcoa Corporation’s financial statements based on segment revenue (see Note T for further discussion on corporate cost allocations).

ParentCo has a stock-based compensation plan under which stock options and stock awards are granted in January each year to eligible employees. Most plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable. Stock options are granted at the closing market price of ParentCo’s common stock on the date of grant and vest over a three-year service period (1/3 each year) with a ten-year contractual term. Stock awards vest at the end of the three-year service period from the date of grant and certain of these awards also include performance conditions. In 2015, 2014, and 2013, the final number of performance stock awards earned will be based on ParentCo’s achievement of sales and profitability targets over the respective three-year period. One-third of the award will be earned each year based on the performance against the pre-established targets for that year. The performance stock awards earned over the three-year period vest at the end of the third year.

In 2015, 2014, and 2013, Alcoa Corporation recognized stock-based compensation expense, associated with employees historically attributable to Alcoa Corporation’s operations as well as a portion of the expense associated with corporate employees, of $35, $39, and $33, respectively, of which approximately 80%, 80%, and 70%, respectively, related to stock awards (there was no stock-based compensation expense capitalized in 2015, 2014, or 2013). The portion of this expense related to corporate employees, allocated based on segment revenue, was $21, $21, and $16 in 2015, 2014, and 2013, respectively. Alcoa Corporation did not recognize any tax benefit associated with this expense. At December 31, 2015, there was $11 (pretax) of unrecognized compensation expense related to non-vested stock option grants and non-vested stock award grants. This expense is expected to be recognized over a weighted average period of 1.6 years. As part of Alcoa Corporation’s stock-based compensation plan design, individuals who are retirement-eligible have a six-month requisite service period in the year of grant. As a result, a larger portion of expense will be recognized in the first half of each year for these retirement-eligible employees. Of the total pretax compensation expense recognized by Alcoa Corporation in 2015, 2014, and 2013, $6, $8, and $8, respectively, pertains to the acceleration of expense related to retirement-eligible employees.

Stock-based compensation expense is based on the grant date fair value of the applicable equity grant. For stock awards, the fair value was equivalent to the closing market price of ParentCo’s common stock on the date of grant. For stock options, the fair value was estimated on the date of grant using a lattice-pricing model, which generated a result of $4.47, $2.84, and $2.24 per option in 2015, 2014, and 2013, respectively. The lattice-pricing model uses a number of assumptions to estimate the fair value of a stock option, including an average risk-free interest rate, dividend yield, volatility, annual forfeiture rate, exercise behavior, and contractual life. The following paragraph describes in detail the assumptions used to estimate the fair value of stock options granted in 2015 (the assumptions used to estimate the fair value of stock options granted in 2014 and 2013 were not materially different).

The range of average risk-free interest rates (0.07-1.83%) was based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. The dividend yield (0.8%) was based on a one-year average. Volatility (32-41%) was based on historical and implied volatilities over the term of the option. ParentCo utilized historical option forfeiture data to estimate annual pre- and post-vesting forfeitures (7%). Exercise behavior (50%) was based on a weighted average exercise ratio (exercise patterns for grants issued over the number of years in the contractual option term) of an option’s intrinsic value resulting from historical employee exercise behavior. Based upon the other assumptions used in the determination of the fair value, the life of an option (5.9 years) was an output of the lattice-pricing model. The activity for stock options and stock awards during 2015 was as follows (options and awards in millions):

	Stock options		Stock awards
	Number of options	Weighted average exercise price	Number of awards	Weighted average FMV per award
Outstanding, January 1, 2015	6	$11.39	4	$9.97
Granted	1	15.55	1	15.45
Exercised	(1)	9.54	—	—
Converted	—	—	(1)	10.12
Other	(1)	11.49	—	—

Outstanding, December 31, 2015	5	11.99	4	11.41

As of December 31, 2015, the number of stock options outstanding had a weighted average remaining contractual life of 5.75 years and a total intrinsic value of $1. Additionally, 4 million of the stock options outstanding were fully vested and exercisable and had a weighted average remaining contractual life of 4.99 years, a weighted average exercise price of $11.94, and a total intrinsic value of $1 as of December 31, 2015. In 2015, 2014, and 2013, the cash received from stock option exercises was $5, $24, and $1, respectively. The total intrinsic value of stock options exercised during 2015 and 2014 was $3 and $13, respectively.

S. Income Taxes

The components of income (loss) before income taxes were as follows:

	2015	2014	2013
United States	$(1,053)	$(709)	$(1,002)
Foreign	716	646	(1,745)

	$(337)	$(63)	$(2,747)

The provision for income taxes consisted of the following:

	2015	2014	2013
Current:
Federal*	$3	$1	$6
Foreign	313	333	127
State and local	—	—	—

	316	334	133

Deferred:
Federal*	(85)	(5)	(2)
Foreign	171	(45)	(8)
State and local	—	—	—

	86	(50)	(10)

Total	$402	$284	$123

*	Includes U.S. taxes related to foreign income

A reconciliation of the U.S. federal statutory rate to Alcoa Corporation’s effective tax rate was as follows (the effective tax rate for all periods was a provision on a loss):

	2015	2014	2013
U.S. federal statutory rate	35.0%	35.0%	35.0%
Taxes on foreign operations	(6.7)	(67.5)	(1.1)
Permanent differences on restructuring and other charges and asset disposals	—	(19.4)	(0.5)
Noncontrolling interest(1)	(8.5)	(53.5)	(2.0)
Statutory tax rate and law changes(2)	(0.3)	(57.0)	0.2
Tax holidays(3)	6.2	(61.8)	—
Changes in valuation allowances	(62.6)	3.4	(5.8)
Impairment of goodwill	—	—	(22.1)
Equity income/loss	(2.6)	(23.0)	(0.4)
Impact of capitalization of intercompany debt	3.3	38.1	1.4
Losses and credits with no tax benefit(4)	(82.0)	(243.0)	(9.9)
Other	(1.1)	(2.1)	0.7

Effective tax rate	(119.3)%	(450.8%)	(4.5)%

(1)	In 2014, the noncontrolling interest’ impact on Alcoa Corporation’s effective tax rate was mostly due to the noncontrolling interest’s share of a loss on the divestiture of an ownership interest in a mining and refining joint venture in Jamaica (see Note F).
(2)	In November 2014, Spain enacted corporate tax reform that changed the corporate tax rate from 30% in 2014 to 28% in 2015 and to 25% in 2016. As a result, Alcoa Corporation remeasured certain deferred tax assets related to its Spanish operations.
(3)	In 2014, a tax holiday for a Brazilian entity of Alcoa Corporation became effective (see below).
(4)	Hypothetical net operating losses and tax credits determined on a separate return basis for which it is more likely than not that a tax benefit will not be realized. The related deferred tax asset and offsetting valuation allowance have been adjusted to Net parent investment and, as such, are not reflected in subsequent deferred tax and valuation allowance tables.

The components of net deferred tax assets and liabilities were as follows:

	2015		2014
December 31,	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Depreciation	$264	$529	$180	$591
Employee benefits	286	39	364	28
Loss provisions	302	7	224	8
Deferred income/expense	48	312	41	252
Tax loss carryforwards	992	—	1,142	—
Tax credit carryforwards	15	—	19	—
Derivatives and hedging activities	—	216	3	23
Other	420	412	356	278

	2,327	1,515	2,329	1,180
Valuation allowance	(712)	—	(486)	—

Total	$1,615	$1,515	$1,843	$1,180

The following table details the expiration periods of the deferred tax assets presented above:

December 31, 2015	Expires within 10 years	Expires within 11-20 years	No expiration*	Other*	Total
Tax loss carryforwards	$240	$207	$545	$—	$992
Tax credit carryforwards	15	—	—	—	15
Other	—	—	426	894	1,320
Valuation allowance	(229)	(101)	(282)	(100)	(712)

Total	$26	$106	$689	$794	$1,615

*	Deferred tax assets with no expiration may still have annual limitations on utilization. Other represents deferred tax assets whose expiration is dependent upon the reversal of the underlying temporary difference.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and Alcoa Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

In 2013, Alcoa Corporation recognized a $128 discrete income tax charge for a valuation allowance on the full value of the deferred tax assets related to a Spanish consolidated tax group. These deferred tax assets have an expiration period ranging from 2016 (for certain credits) to an unlimited life (for operating losses). After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business (2013 realized prices were the lowest since 2009) combined with prior year cumulative losses of the Spanish consolidated tax group. During 2014, the underlying value of the deferred tax assets decreased due to a remeasurement as a result of the enactment of new tax rates in Spain beginning in 2016 (see Income Taxes in Earnings Summary under Results of Operations above), and a change in foreign currency exchange rates. As a result, the valuation allowance decreased by the same amount. At December 31, 2015, the amount of the valuation allowance was $91. This valuation allowance was reevaluated as of December 31, 2015, and no change to the allowance was deemed necessary based on all available evidence. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

In 2015, Alcoa Corporation recognized an additional $141 discrete income tax charge for valuation allowances on certain deferred tax assets in Iceland and Suriname. Of this amount, an $85 valuation allowance was established on the full value of the deferred tax assets in Suriname, which were related mostly to employee benefits and tax loss carryforwards. These deferred tax assets have an expiration period ranging from 2016 to 2022. The remaining $56 charge relates to a valuation allowance established on a portion of the deferred tax assets recorded in Iceland. These deferred tax assets have an expiration period ranging from 2017 to 2023. After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of either of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business, combined with prior year cumulative losses and a short expiration period. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

In December 2011, one of Alcoa Corporation’s subsidiaries in Brazil applied for a tax holiday related to its expanded mining and refining operations. During 2013, the application was amended and re-filed and, separately, a similar application was filed for another one of ParentCo’s subsidiaries in Brazil that has significant operations of Alcoa Corporation. The deadline for the Brazilian government to deny the application was July 11, 2014. Since Alcoa Corporation did not receive notice that its applications were denied, the tax holiday took effect automatically on July 12, 2014. As a result, the tax rate for these entities decreased significantly (from 34% to 15.25%), resulting in future cash tax savings over the 10-year holiday period (retroactively effective as of January 1, 2013). Additionally, a portion of the Alcoa Corporation subsidiary’s net deferred tax asset that reverses within the holiday period was remeasured at the new tax rate (the net deferred tax asset of the other entity was not remeasured since it could still be utilized against the subsidiary’s future earnings not subject to the tax holiday). This remeasurement resulted in a decrease to that entity’s net deferred tax asset and a noncash charge to earnings in Alcoa Corporation’s combined statement of operations of $52 ($31 after noncontrolling interest).

The following table details the changes in the valuation allowance:

December 31,	Note	2015	2014	2013
Balance at beginning of year		$(486)	$(517)	(348)
Increase to allowance		(289)	(19)	(169)
Release of allowance		—	7	3
U.S. state tax apportionment and tax rate changes		30	15	—
Foreign currency translation		33	28	(3)

Balance at end of year		$(712)	$(486)	$(517)

The cumulative amount of Alcoa Corporation’s foreign undistributed net earnings for which no deferred taxes have been provided was approximately $2,000 at December 31, 2015. Alcoa Corporation has a number of commitments and obligations related to the Company’s growth strategy in foreign jurisdictions. As such, management has no plans to distribute such earnings in the foreseeable future, and, therefore, has determined it is not practicable to determine the related deferred tax liability. Alcoa Corporation is currently evaluating its local and global cash needs for future business operations and anticipated debt facilities, which may influence future repatriation decisions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) was as follows:

December 31,	2015	2014	2013
Balance at beginning of year	$25	$52	$57
Additions for tax positions of the current year	2	2	1
Additions for tax positions of prior years	1	1	10
Reductions for tax positions of prior years	—	(1)	(2)
Settlements with tax authorities	(2)	(28)	(8)
Expiration of the statute of limitations	—	—	(2)
Foreign currency translation	(4)	(1)	(4)

Balance at end of year	$22	$25	$52

For all periods presented, a portion of the balance at end of year pertains to state tax liabilities, which are presented before any offset for federal tax benefits. The effect of unrecognized tax benefits, if recorded, that would impact the annual effective tax rate for 2015, 2014, and 2013 would be approximately 4%, 17% and 0%, respectively, of pretax book income (loss). Alcoa Corporation does not anticipate that changes in its unrecognized tax benefits will have a material impact on the Statement of Combined Operations during 2016 (see Other Matters in Note N for a matter for which no reserve has been recognized).

It is Alcoa Corporation’s policy to recognize interest and penalties related to income taxes as a component of the Provision for income taxes on the accompanying Statement of Combined Operations. In 2015, 2014, and 2013, Alcoa Corporation recognized $7, $1, and $2, respectively, in interest and penalties. Due to the expiration of the statute of limitations, settlements with tax authorities, and refunded overpayments, Alcoa also recognized interest income of $1, $5, and $12 in 2015, 2014, and 2013, respectively. As of December 31, 2015 and 2014, the amount accrued for the payment of interest and penalties was $7 and $7, respectively.

T. Related Party Transactions

Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in these Combined Financial Statements of Alcoa Corporation. In 2015, 2014, and 2013, sales to Arconic from Alcoa Corporation were $1,078, $1,783, and $1,538, respectively.

Cash pooling arrangement

Alcoa Corporation engages in cash pooling arrangements with related parties that are managed centrally by ParentCo.

Corporate allocations and Net parent investment

ParentCo’s operating model includes a combination of standalone and combined business functions between Alcoa Corporation and Arconic, varying by country and region. The Combined Financial Statements of Alcoa Corporation include allocations related to these costs applied on a fully allocated cost basis, in which shared business functions are allocated between Alcoa Corporation and Arconic. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development (“R&D”) activities. For purposes of the Combined Financial Statements, a portion of these general corporate expenses has been allocated to Alcoa Corporation, and is included in the combined statement of operations within Cost of goods sold, Research and development expenses, and Selling, general administrative and other expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic. The total general corporate expenses allocated to Alcoa Corporation during the fiscal years ended December 31, 2015, 2014 and 2013, were $268, $260, and $278 respectively.

All external debt not directly attributable to Alcoa Corporation has been excluded from the Combined Balance Sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense. The total financing costs allocated to Alcoa Corporation during the fiscal years ended December 31, 2015, 2014 and 2013, were $245, $278, and $272 respectively.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Net parent investment.

U. Equity Investments

A summary of financial information for all investees accounted for by the equity method of accounting is as follows (amounts represent 100% of investee financial information):

(in millions)	2015	2014	2013
Income data—year ended December 31
Sales	$4,119	$3,350	$2,394
Cost of goods sold	3,209	2,503	1,679
Income (loss) before income taxes	125	(76)	75
Net income (loss)	43	(144)	(19)
Balance Sheet—as of December 31
Current assets	$1,555	$1,472
Noncurrent assets	13,357	14,246
Current liabilities	1,661	1,793
Noncurrent liabilities	8,972	8,829

Financial information for equity method investees that were significant to Alcoa Corporation’s results for the years ended December 31 are as follows:

(Dollars in millions)	Energetica Barra Grande SA	Halco Mining	Ma’aden Rolling Co.	Ma’aden Smelting Co.	Ma’aden Bauxite and Alumina Co.	Manicouagan Power L.P.	Pechiney Reynolds Quebec	Others	Total
Income data—year ended December 31, 2015
Sales	130	487	286	1,481	258	106	486	885	4,119
Cost of goods sold	98	236	352	1,317	401	16	288	501	3,209
Income before income taxes	27	86	(125)	(52)	(185)	91	113	170	125
Net income	7	80	(125)	(56)	(185)	90	104	128	43
Alcoa Corporation’s percentage of ownership in equity investees	42.2%	45.0%	25.1%	25.1%	25.1%	40.0%	49.8%
Equity in net income of affiliated companies, before reconciling adjustments	3	36	(31)	(14)	(46)	36	52	24	60
Other	(1)	(2)	(1)	(1)	—	—	4	(6)	(7)
Alcoa Corporation’s equity in net income of affiliated companies	2	34	(32)	(15)	(46)	36	56	18	53
Balance Sheet—as of December 31, 2015
Current assets	27	40	389	469	305	23	107	195	1,555
Noncurrent assets	288	165	1,659	4,696	3,005	62	109	3,373	13,357
Current liabilities	50	28	254	909	122	6	54	238	1,661
Noncurrent liabilities	43	16	1,329	2,913	2,206	—	(21)	2,486	8,972
Income data—year ended December 31, 2014
Sales	170	487	42	1,260	3	120	318	950	3,350
Cost of goods sold	118	260	102	1,073	4	18	280	648	2,503
Income before income taxes	44	76	(109)	(149)	(135)	103	39	55	(76)
Net income	19	72	(109)	(149)	(135)	102	28	28	(144)
Alcoa Corporation’s percentage of ownership in equity investees	42.2%	45.0%	25.1%	25.1%	25.1%	40.0%	49.8%
Equity in net income of affiliated companies, before reconciling adjustments	8	32	(27)	(37)	(34)	41	14	3	—
Other	—	(1)	—	—	—	(1)	4	—	2
Alcoa Corporation’s equity in net income of affiliated companies	8	31	(27)	(37)	(34)	40	18	3	2
Balance Sheet—as of December 31, 2014
Current assets	27	38	186	405	182	22	439	173	1,472
Noncurrent assets	427	150	1,619	4,841	2,951	72	107	4,079	14,246
Current liabilities	50	29	59	683	121	7	50	794	1,793
Noncurrent liabilities	92	12	1,191	3,164	1,849	1	16	2,504	8,829
Income data—year ended December 31, 2013
Sales	130	493	—	349	—	124	326	972	2,394
Cost of goods sold	78	250	—	479	—	19	288	565	1,679
Income before income taxes	42	81	(51)	(215)	(48)	105	37	124	75
Net income	14	76	(51)	(215)	(48)	105	26	74	(19)
Alcoa Corporation’s percentage of ownership in equity investees	42.2%	45.0%	25.1%	25.1%	25.1%	40.0%	49.8%
Equity in net income of affiliated companies, before reconciling adjustments	6	34	(13)	(54)	(12)	42	13	16	32
Other	(1)	(1)	—	—	—	—	6	(12)	(8)
Alcoa Corporation’s equity in net income of affiliated companies	5	33	(13)	(54)	(12)	42	19	4	24

Investees accounted for using the equity method include:

Investee	Country	Ownership Interest[1]
Consorcio Serra Do Facao	Brazil	35.0%
DBNGP Trust	Australia	20.0%[2]
Energetica Barra Grande SA	Brazil	42.2%
Halco Mining	Guinea	45.0%[2]
Ma’aden Rolling Company	Saudi Arabia	25.1%
Ma’aden Smelting Company	Saudi Arabia	25.1%
Ma’aden Bauxite and Alumina Company	Saudi Arabia	25.1%[2]
Manicouagan Power Limited Partnership	Canada	40.0%
Mineracão Rio Do Norte S.A. (MRN)	Brazil	18.2%
Pechiney Reynolds Quebec	Canada	49.8%

1	This table shows the ownership of Alcoa Corporation or AWAC, as appropriate. Ownership percentages have not changed from January 2013 through December 2015.
2	This investment is part of the AWAC group of companies that are owned 60% by Alcoa Corporation and 40% by Alumina Limited

V. Interest Cost Components

	2015	2014	2013
Amount charged to expense	$270	$309	$305
Amount capitalized	30	34	65

	$300	$343	$370

W. Pension and Other Postretirement Benefits

Certain Alcoa Corporation employees participate in defined benefit pension plans sponsored by ParentCo (“Shared Pension Plans”), which include Arconic and ParentCo corporate participants. Alcoa Corporation accounts for Shared Pension Plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of the Shared Pension Plans. However, the related pension expenses allocated to Alcoa Corporation are based primarily on pensionable compensation of active Alcoa Corporation participants. Multiemployer contribution expenses attributable to Alcoa Corporation for the Shared Pension Plans were $64, $64, and $64 in 2015, 2014, and 2013, respectively.

Certain Alcoa Corporation employees also participate in health care and life insurance postretirement benefit plans sponsored by ParentCo (“Shared OPEB Plans”, and, together with the Shared Pension Plans, the “Shared Plans”) which include Arconic and ParentCo corporate participants as well as eligible U.S. retired employees and certain retirees from foreign locations. Generally, the medical plans are unfunded and pay a percentage of medical expenses, reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. ParentCo retains the right, subject to existing agreements, to change or eliminate these benefits. All salaried and certain non-bargaining hourly U.S. employees hired after January 1, 2002 and certain bargaining hourly U.S. employees hired after July 1, 2010 are not eligible for postretirement health care benefits. All salaried and certain hourly U.S. employees that retire on or after April 1, 2008 are not eligible for postretirement life insurance benefits. Alcoa Corporation accounts for Shared OPEB Plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of the Shared OPEB Plans. Multiemployer contribution expenses attributable to Alcoa Corporation for the Shared OPEB Plans are based primarily on estimated interest costs and were $32, $39, and $39 in 2015, 2014, and 2013, respectively.

The Combined Financial Statements also include an allocation of expenses for the Shared Plans attributable to ParentCo corporate participants as well as to closed and sold operations (see Cost Allocations discussion in Note A). Including the multiemployer expenses disclosed above, the total expenses associated with the Shared Plans reflected in the Combined Financial Statements were $191, $183, and $219 in 2015, 2014 and 2013, respectively.

Certain ParentCo plans that are specific to Alcoa Corporation employees (“Direct Plans”) are accounted for as defined benefit pension and other postretirement benefit plans. Accordingly, the funded status of each Direct Plan is recorded in the accompanying Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized in earnings are recorded in Accumulated other comprehensive loss until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and recognition of expenses related to Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each of the plans.

The funded status of all of Alcoa Corporation’s Direct Plans are measured as of December 31 each calendar year. The following information is applicable to only the Direct Plans, all of which are non-U.S. plans.

The funded status of all of Alcoa Corporation’s Direct Plans are measured as of December 31 each calendar year. The following information is applicable to only the Direct Plans, all of which are non-U.S. plans.

Obligations and Funded Status

		Pension benefits		Other postretirement benefits
December 31,	Note	2015	2014	2015	2014
Change in benefit obligation
Benefit obligation at beginning of year		$2,508	$2,451	$98	$99
Service cost		63	69	—	1
Interest cost		95	122	4	5
Amendments		16	11	—	(11)
Actuarial losses (gains)		27	269	(7)	12
Divestitures	F	—	(52)	—	(1)
Settlements		(65)	(117)	—	—
Curtailments		(13)	—	(5)	—
Benefits paid, net of participants’ contributions		(66)	(65)	(5)	(5)
Foreign currency translation impact		(319)	(181)	(3)	(2)

Benefit obligation at end of year		$2,246	$2,507	$82	$98

Change in plan assets
Fair value of plan assets at beginning of year		$2,091	$2,086	$—	$—
Actual return on plan assets		110	215	—	—
Employer contributions		76	160	—	—
Participants’ contributions		19	24	—	—
Benefits paid		(76)	(78)	—	—
Administrative expenses		(6)	(8)	—	—
Divestitures	F	—	(47)	—	—
Settlements		(65)	(117)	—	—
Foreign currency translation impact		(258)	(145)	—	—

Fair value of plan assets at end of year		$1,891	$2,090	$—	$—

Funded status		$(355)	$(417)	$(82)	$(98)
Less: Amounts attributed to joint venture partners		(30)	(34)	—	—

Net funded status		$(325)	$(383)	$(82)	$(98)

Amounts recognized in the Combined Balance Sheet consist of:
Noncurrent assets		$35	$35	$—	$—
Current liabilities		(1)	(1)	(4)	(5)

		Pension benefits		Other postretirement benefits
December 31,	Note	2015	2014	2015	2014
Noncurrent liabilities		(359)	(417)	(78)	(93)

Net amount recognized		$(325)	$(383)	$(82)	$(98)

Amounts recognized in Accumulated Other Comprehensive Loss consist of:
Net actuarial loss		$625	$731	$1	$6
Prior service cost (benefit)		35	58	—	(10)

Total, before tax effect		660	789	1	(4)
Less: Amounts attributed to joint venture partners		39	44	—	—

Net amount recognized, before tax effect		$621	$745	$1	$(4)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss consist of:
Net actuarial (benefit) loss		$(64)	$118	$(12)	$13
Amortization of accumulated net actuarial (loss) benefit		(42)	(34)	7	2
Prior service (benefit) cost		(17)	5	1	(12)
Amortization of prior service (cost) benefit		(6)	(8)	9	2

Total, before tax effect		(129)	81	5	5
Less: Amounts attributed to joint venture partners		(5)	7	—	—

Net amount recognized, before tax effect		$(124)	$74	$5	$5

Pension Plan Benefit Obligations

	2015	2014
The projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans was as follows:
Projected benefit obligation	$2,246	$2,507
Accumulated benefit obligation	2,049	2,267

The aggregate projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets was as follows:
Projected benefit obligation	2,175	2,434
Fair value of plan assets	1,789	1,983

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets was as follows:
Accumulated benefit obligation	1,467	1,602
Fair value of plan assets	1,252	1,357

Components of Net Periodic Benefit Cost

	Pension benefits			Other postretirement benefits
	2015	2014	2013	2015	2014	2013
Service cost	$51	$55	$72	$—	$1	$1
Interest cost	89	114	111	4	5	4
Expected return on plan assets	(121)	(134)	(131)	—	—	—
Recognized net actuarial loss (benefit)	42	34	61	(3)	(2)	(1)
Amortization of prior service cost (benefit)	6	8	9	(9)	(2)	—

	Pension benefits			Other postretirement benefits
	2015	2014	2013	2015	2014	2013
Settlements(1)	14	24	—	—	—	—
Curtailments(2)	9	—	6	(4)	—	—
Special termination benefits(3)	16	—	77	—	—	—

Net periodic benefit cost(4)	$106	$101	$205	$(12)	$2	$4

(1)	In 2015 and 2014, settlements were due to workforce reductions (see Note D) and the payment of lump sum benefits.
(2)	In 2015 and 2013, curtailments were due to elimination of benefits or workforce reductions (see Note D).
(3)	In 2015 and 2013, special termination benefits were due to workforce reductions (see Note D).
(4)	Amounts attributed to joint venture partners are not included.

Amounts Expected to be Recognized in Net Periodic Benefit Cost

	Pension benefits	Other postretirement benefits
	2016	2016
Net actuarial loss recognition	$37	$—
Prior service cost (benefit) recognition	5	—

Assumptions

Weighted average assumptions used to determine benefit obligations for Direct Plans were as follows:

December 31,	2015	2014
Discount rate	4.03%	4.09%
Rate of compensation increase	3.65	3.74

The discount rates for the plans are primarily determined by using yield curve models developed with the assistance of an external actuary. The cash flows of the plans’ projected benefit obligations are discounted using a single equivalent rate derived from yields on high-quality corporate bonds, which represent a broad diversification of issuers in various sectors. The yield curve model parallels the plans’ projected cash flows, which have an average duration ranging from 11 to 15 years. The underlying cash flows of the bonds included in the models exceed the cash flows needed to satisfy plans’ obligations multiple times. If a deep market of high quality corporate bonds does not exist in a country, then the yield on government bonds plus a corporate bond yield spread is used.

The rate of compensation increase is based upon anticipated salary increases and estimated inflation. For 2016, the rate of compensation increase will be 3.65%.

Weighted average assumptions used to determine net periodic benefit cost for Direct Plans were as follows:

	2015	2014	2013
Discount rate*	4.09%	5.14%	4.63%
Expected long-term rate of return on plan assets	6.91%	6.91%	6.98%
Rate of compensation increase	3.74%	3.79%	3.81%

*	In all periods presented, the respective discount rates were used to determine net periodic benefit cost for most Direct Plans for the full annual period. However, the discount rates for a limited number of plans were updated during 2015, 2014, and 2013 to reflect the remeasurement of these plans due to settlements, and/or curtailments. The updated discount rates used were not significantly different from the discount rates presented.

The expected long-term rate of return on plan assets is generally applied to a four-year or five-year average value of plan assets for certain plans, or the fair value at the plan measurement date. The process used by management to develop this assumption is one that relies on forward-looking returns by asset class. Management incorporates expected future returns on current and planned asset allocations using information from various external investment managers and consultants, as well as management’s own judgment. For 2015, 2014, and 2013, management used 6.91%, 6.91% and 6.98%, respectively, as its expected long-term rate of return. For 2016, management anticipates that 6.92% will be the expected long-term rate of return.

Assumed health care cost trend rates for other postretirement benefit plans were as follows:

	2015	2014	2013
Health care cost trend rate assumed for next year	5.5%	5.5%	5.5%
Rate to which the cost trend rate gradually declines	4.5%	4.5%	4.5%
Year that the rate reaches the rate at which it is assumed to remain	2019	2018	2017

The assumed health care cost trend rate is used to measure the expected cost of gross eligible charges covered by Alcoa Corporation’s other postretirement benefit plans. For 2016, a 5.5% trend rate will be used, reflecting management’s best estimate of the change in future health care costs covered by the plans. The plans’ actual annual health care cost trend experience over the past three years has ranged from 4.0% to 9.6% Management does not believe this three-year range is indicative of expected increases for future health care costs over the long-term.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in these assumed rates would have the following effects:

	1% increase	1% decrease
Effect on other postretirement benefit obligations	$12	$(10)
Effect on total of service and interest cost components	1	(1)

Plan Assets

Alcoa Corporation’s pension plans’ investment policy and weighted average asset allocations at December 31, 2015 and 2014, by asset class, were as follows:

		Plan assets at December 31,
Asset class	Policy range	2015	2014
Equities	20–50%	39%	42%
Fixed income	25–55%	37%	39%
Other investments	15–40%	24%	19%

Total		100%	100%

The principal objectives underlying the investment of the pension plans’ assets are to ensure that Alcoa Corporation can properly fund benefit obligations as they become due under a broad range of potential economic and financial scenarios, maximize the long-term investment return with an acceptable level of risk based on such obligations, and broadly diversify investments across and within various asset classes to protect asset values against adverse movements.

Investment practices comply with the requirements of applicable laws and regulations in the respective jurisdictions. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

The following section describes the valuation methodologies used by the trustees to measure the fair value of pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified (see Note X for the definition of fair value and a description of the fair value hierarchy).

Equities. These securities consist of: (i) direct investments in the stock of publicly traded U.S. and non-U.S. companies and are valued based on the closing price reported in an active market on which the individual securities are traded (generally classified in Level 1); (ii) the plans’ share of commingled funds that are invested in the stock of publicly traded companies and are valued at the net asset value of shares held at December 31 (included in Level 1 if quoted in an active market, otherwise these investments are included in Level 2); and (iii) direct investments in long/short equity hedge funds and private equity (limited partnerships and venture capital partnerships) and are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data (generally classified as Level 3).

Fixed income. These securities consist of: (i) U.S. government debt and are generally valued using quoted prices (included in Level 1); (ii) publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and debentures) and are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data (included in Level 2); and (iii) cash and cash equivalents, which consist of government securities in commingled funds, and are generally valued using observable market data (included in Level 2).

Other investments. These investments include, among others: (i) exchange traded funds, such as gold, and real estate investment trusts and are valued based on the closing price reported in an active market on which the investments are traded (included in Level 1); (ii) the plans’ share of commingled funds that are invested in real estate investment trusts and are valued at the net asset value of shares held at December 31 (generally included in Level 3, however, if fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2); and (iii) direct investments of discretionary and systematic macro hedge funds and private real estate (includes limited partnerships) and are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data (generally classified as Level 3, however, if fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2).

The fair value methods described above may not be indicative of net realizable value or reflective of future fair values. Additionally, while Alcoa Corporation believes the valuation methods used by the plans’ trustees are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value of pension plan assets classified under the appropriate level of the fair value hierarchy:

December 31, 2015	Level 1	Level 2	Level 3	Total
Equities:
Equity securities	$160	$475	$5	$640
Long/short equity hedge funds	—	—	26	26
Private equity	—	—	64	64

	$160	$475	$95	$730

Fixed income:
Intermediate and long duration government/credit	$152	$383	$—	$535
Other	—	163	—	163

	$152	$546	$—	$698

December 31, 2015	Level 1	Level 2	Level 3	Total
Other investments:
Real estate	$4	$16	$169	$189
Discretionary and systematic macro hedge funds	—	—	46	46
Other	4	—	224	228

	$8	$16	$439	$463

Total	$320	$1,037	$534	$1,891

December 31, 2014	Level 1	Level 2	Level 3	Total
Equities
Equity securities	$230	$541	$5	$776
Long/short equity hedge funds	—	—	27	27
Private equity	—	—	73	73

	$230	$541	$105	$876

Fixed income:
Intermediate and long duration government/credit	$166	$445	$—	$611
Other	—	200	—	200

	$166	$645	$—	$811

Other investments:
Real estate	$4	$18	$157	$179
Discretionary and systematic macro hedge funds	—	—	39	39
Other	4	—	181	185

	$8	$18	$377	$403

Total	$404	$1,204	$482	$2,090

Pension plan assets classified as Level 3 in the fair value hierarchy represent investments in which the trustees have used significant unobservable inputs in the valuation model. The following table presents a reconciliation of activity for such investments:

	2015	2014
Balance at beginning of year	$482	$379
Realized gains	7	14
Unrealized gains	99	9
Purchases	75	143
Sales	(19)	(39)
Issuances	—	—
Settlements	—	—
Foreign currency translation impact	(110)	(24)
Transfers in and/or out of Level 3*	—	—

Balance at end of year	$534	$482

*	In 2015 and 2014, there were no transfers of financial instruments into or out of Level 3.

Funding and Cash Flows

It is Alcoa Corporation’s policy to fund amounts for Direct Plans sufficient to meet the minimum requirements set forth in applicable country benefits laws and tax laws. From time to time, Alcoa Corporation (through ParentCo) contributes additional amounts as deemed appropriate. In 2015 and 2014, cash contributions to Alcoa Corporation’s pension plans were $69 and $154. The minimum required contribution to pension plans in 2016 is estimated to be $51.

Benefit payments expected to be paid to pension and other postretirement benefit plans’ participants are as follows:

Year ended December 31,	Pension benefits	Other post- retirement benefits
2016	$116	$5
2017	117	4
2018	122	4
2019	125	5
2020	131	5
2021 through 2025	712	24

Total	1,323	47

Defined Contribution Plans

Alcoa Corporation employees participate in ParentCo-sponsored savings and investment plans in several countries, including the United States and Australia. Alcoa Corporation’s expenses related to these plans were $59 in 2015, $68 in 2014, and $73 in 2013. In the United States, Alcoa Corporation’s employees may contribute a portion of their compensation to the plans, and ParentCo matches a portion of these contributions in equivalent form of the investments elected by the employee. Prior to January 1, 2014, ParentCo’s match was mostly in ParentCo stock.

X. Derivatives and Other Financial Instruments

Fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3—Inputs that are both significant to the fair value measurement and unobservable.

Derivatives. Alcoa Corporation is exposed to certain risks relating to its ongoing business operations, including financial, market, political, and economic risks. The following discussion provides information regarding Alcoa Corporation’s exposure to the risks of changing commodity prices, and foreign currency exchange rates.

Alcoa Corporation’s commodity and derivative activities are subject to the management, direction, and control of ParentCo’s Strategic Risk Management Committee (SRMC), which is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC meets on a periodic basis to review derivative positions and strategy and reports to ParentCo’s Board of Directors on the scope of its activities.

Alcoa Corporation has nine derivative instruments classified as Level 3 under the fair value hierarchy. These instruments are composed of seven embedded aluminum derivatives, an energy contract, and an embedded credit derivative, all of which relate to energy supply contracts associated with eight smelters and three refineries. Five of the embedded aluminum derivatives and the energy contract were designated as cash flow hedging instruments and two of the embedded aluminum derivatives and the embedded credit derivative were not designated as hedging instruments.

The following section describes the valuation methodologies used by Alcoa Corporation to measure its Level 3 derivative instruments at fair value. Derivative instruments classified as Level 3 in the fair value hierarchy represent those in which management has used at least one significant unobservable input in the valuation model. Alcoa Corporation uses a discounted cash flow model to fair value all Level 3 derivative instruments. Where appropriate, the description below includes the key inputs to those models and any significant assumptions. These valuation models are reviewed and tested at least on an annual basis.

Inputs in the valuation models for Level 3 derivative instruments are composed of the following: (i) quoted market prices (e.g., aluminum prices on the 10-year London Metal Exchange (LME) forward curve and energy prices), (ii) significant other observable inputs (e.g., information concerning time premiums and volatilities for certain option type embedded derivatives and regional premiums for aluminum contracts), and (iii) unobservable inputs (e.g., aluminum and energy prices beyond those quoted in the market). For periods beyond the term of quoted market prices for aluminum, Alcoa Corporation estimates the price of aluminum by extrapolating the 10-year LME forward curve. Additionally, for periods beyond the term of quoted market prices for energy, management has developed a forward curve based on independent consultant market research. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence (Level 2). In the absence of such evidence, management’s best estimate is used (Level 3). If a significant input that is unobservable in one period becomes observable in a subsequent period, the related asset or liability would be transferred to the appropriate classification (Level 1 or 2) in the period of such change (there were no such transfers in the periods presented).

Alcoa Corporation has embedded derivatives in two power contracts that index the price of power to the LME price of aluminum. Additionally, in late 2014, Alcoa Corporation renewed three power contracts, each of which contain an embedded derivative that indexes the price of power to the LME price of aluminum plus the Midwest premium. The embedded derivatives in these five power contracts are primarily valued using observable market prices; however, due to the length of the contracts, the valuation models also require management to estimate the long-term price of aluminum based upon an extrapolation of the 10-year LME forward curve and/or 5-year Midwest premium curve. Significant increases or decreases in the actual LME price beyond 10 years and/or the Midwest premium beyond 5 years would result in a higher or lower fair value measurement. An increase in actual LME price and/or the Midwest premium over the inputs used in the valuation models will result in a higher cost of power and a corresponding decrease to the derivative asset or increase to the derivative liability. The embedded derivatives have been designated as cash flow hedges of forward sales of aluminum. Unrealized gains and losses were included in Other comprehensive loss on the accompanying Combined Balance Sheet while realized gains and losses were included in Sales on the accompanying Statement of Combined Operations.

Also, Alcoa Corporation has a power contract separate from above that contains an LME-linked embedded derivative. The embedded derivative is valued using the probability and interrelationship of future LME prices, Australian dollar to U.S. dollar exchange rates, and the U.S. consumer price index. Significant increases or decreases in the LME price would result in a higher or lower fair value measurement. An increase in actual LME price over the inputs used in the valuation model will result in a higher cost of power and a corresponding decrease to the derivative asset. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract. At the time this derivative asset was recognized, an equivalent amount was recognized as a deferred credit in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet (see Note L). This deferred credit is recognized in Other expenses, net on the accompanying Statement of Combined Operations as power is received over the life of the contract. Alcoa Corporation had a similar power contract and related embedded derivative associated with another smelter; however, the contract and related derivative instrument matured in July 2014.

Additionally, Alcoa Corporation has a natural gas supply contract, which has an LME-linked ceiling. This embedded derivative is valued using probabilities of future LME aluminum prices and the price of Brent crude oil (priced on Platts), including the interrelationships between the two commodities subject to the ceiling. Any change in the interrelationship would result in a higher or lower fair value measurement. An LME ceiling was embedded into the contract price to protect against an increase in the price of oil without a corresponding increase in the price of LME. An increase in oil prices with no similar increase in the LME price would limit the increase of the price paid for natural gas. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as gas purchases were made under the contract.

Furthermore, Alcoa Corporation has an embedded derivative in a power contract that indexes the difference between the long-term debt ratings of Alcoa Corporation and the counterparty from any of the three major credit rating agencies. Management uses market prices, historical relationships, and forecast services to determine fair value. Significant increases or decreases in any of these inputs would result in a lower or higher fair value measurement. A wider credit spread between Alcoa Corporation and the counterparty would result in a higher cost of power and a corresponding increase in the derivative liability. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses were included in Other expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract.

Finally, Alcoa Corporation has a derivative contract that will hedge the anticipated power requirements at one of its smelters once the existing power contract expires in September 2016. Beyond the term where market information is available, management has developed a forward curve, for valuation purposes, based on independent consultant market research. Significant increases or decreases in the power market may result in a higher or lower fair value measurement. Lower prices in the power market would cause a decrease in the derivative asset. The derivative contract has been designated as a cash flow hedge of future purchases of electricity. Unrealized gains and losses on this contract were recorded in Other comprehensive loss on the accompanying Combined Balance Sheet. Once the designated hedge period begins in September 2016, realized gains and losses will be recorded in Cost of goods sold as electricity purchases are made under the power contract. Alcoa Corporation had a similar contract related to another smelter once the prior existing contract expired in 2014, but elected to terminate the new contract in early 2013. This election was available to Alcoa Corporation under the terms of the contract and was made due to a projection that suggested the contract would be uneconomical. Prior to termination, the new contract was accounted for in the same manner.

The fair values of Level 3 derivative instruments recorded as assets and liabilities in the accompanying Combined Balance Sheet is as follows:

	Fair value at December 31, 2015	Unobservable input	Range ($ in full amounts)
Assets:
Embedded aluminum derivatives	$1,060	Price of aluminum beyond forward curve

Aluminum: $2,060 per metric ton in 2026 to $2,337 per metric ton in 2029 (two contracts) and $2,534 per metric ton in 2036 (one contract)

Midwest premium: $0.0940 per pound in 2021 to $0.0940 per pound in 2029 (two contracts) and 2036 (one contract)

Embedded aluminum derivative	69	Interrelationship of future aluminum prices, foreign currency exchange rates, and the U.S. consumer price index (CPI)	Aluminum: $1,525 per metric ton in 2016 Foreign currency: A$1 = $0.73 in 2016 CPI: 1982 base year of 100 and 233 in January 2016 to 236 in September 2016
Embedded aluminum derivative	6	Interrelationship of LME price to overall energy price	Aluminum: $1,512 per metric ton in 2016 to $1,686 per metric ton in 2019
Embedded aluminum derivative	—	Interrelationship of future aluminum and oil prices	Aluminum: $1,525 per metric ton in 2016 to $1,652 per metric ton in 2018 Oil: $38 per barrel in 2016 to $53 per barrel in 2018
Liabilities:
Embedded aluminum derivative	169	Price of aluminum beyond forward curve	Aluminum: $2,060 per metric ton in 2026 to $2,128 per metric ton in 2027
Embedded credit derivative	35	Credit spread between Alcoa Corporation and counterparty	3.41% to 4.29% (3.85% median)
Energy contract	2	Price of electricity beyond forward curve	Electricity: $45 per megawatt hour in 2019 to $121 per megawatt hour in 2036

*	The fair value of embedded aluminum derivatives reflected as assets and liabilities in this table are both lower by $2 compared to the respective amounts reflected in the Level 3 tables presented below. This is due to the fact that Alcoa Corporation has one derivative that is in a liability position for the current portion but is in an asset position for the noncurrent portion, and is reflected as such on the accompanying Combined Balance Sheet. However, this derivative is reflected as a net liability in the above table for purposes of presenting the assumptions utilized to measure the fair value of the derivative instruments in their entirety.

The fair values of Level 3 derivative instruments recorded as assets and liabilities in the accompanying Combined Balance Sheet were as follows:

Asset Derivatives	December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivatives	$72	$24
Other noncurrent assets:
Embedded aluminum derivative	994	73
Energy contract	2	2

Total derivatives designated as hedging instruments	$1,068	$99

Derivatives not designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivatives	$69	$98
Other noncurrent assets:
Embedded aluminum derivatives	—	71

Total derivatives not designated as hedging instruments	$69	$169

Total Asset Derivatives	$1,137	$268

Liability Derivatives
Derivatives designated as hedging instruments:
Other current liabilities:
Embedded aluminum derivative	$9	$24
Energy contract	4	—
Other noncurrent liabilities and deferred credits:
Embedded aluminum derivatives	160	352

Total derivatives designated as hedging instruments	$173	$376

Derivatives not designated as hedging instruments:
Other current liabilities:
Embedded credit derivative	$6	$2
Other noncurrent liabilities and deferred credits:
Embedded credit derivative	29	16

Total derivatives not designated as hedging instruments	$35	$18

Total Liability Derivatives	$208	$394

The following table shows the net fair values of the Level 3 derivative instruments at December 31, 2015 and the effect on these amounts of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed as of December 31, 2015:

	Fair value asset/(liability)	Index change of + / - 10%
Embedded aluminum derivatives	$966	$340
Embedded credit derivative	(35)	4
Energy contract	(2)	136

The following tables present a reconciliation of activity for Level 3 derivative contracts:

	Assets		Liabilities
2015	Embedded aluminum derivatives	Energy contract	Embedded aluminum derivatives	Embedded credit derivative	Energy contract
Opening balance—January 1, 2015	$266	$2	$376	$18	$—
Total gains or losses (realized and unrealized) included in:
Sales	5	—	(16)	—	—
Cost of goods sold	(99)	—	—	—	—
Other expenses, net	(8)	(2)	—	17	1
Other comprehensive loss	964	1	(191)	—	3
Purchases, sales, issuances, and settlements*	—	—	—	—	—
Transfers into and/or out of Level 3*	—	—	—	—	—
Foreign currency translation	7	1	—	—	—

Closing balance—December 31, 2015	$1,135	$2	$169	$35	$4

Change in unrealized gains or losses included in earnings for derivative contracts held at December 31, 2015:
Sales	$—	$—	$—	$—	$—
Cost of goods sold	—	—	—	—	—
Other expenses, net	(8)	(2)	—	(17)	1

*	In 2015, there were no purchases, sales, issuances or settlements of Level 3 derivative instruments. Additionally, there were no transfers of derivative instruments into or out of Level 3.

	Assets		Liabilities
2014	Embedded aluminum derivatives	Energy contract	Embedded aluminum derivatives	Embedded credit derivative
Opening balance—January 1, 2014	$349	$6	$410	$21
Total gains or losses (realized and unrealized) included in:
Sales	(1)	—	(27)	—
Cost of goods sold	(163)	—	—	(1)
Other expenses, net	(15)	—	—	(2)
Other comprehensive loss	71	(4)	(7)	—
Purchases, sales, issuances, and settlements*	—	—	—	—
Transfers into and/or out of Level 3*	—	—	—	—
Foreign currency translation	25	—	—	—

Closing balance—December 31, 2014	$266	$2	$376	$18

Change in unrealized gains or losses included in earnings for derivative contracts held at December 31, 2014:
Sales	$—	$—	$—	$—
Cost of goods sold	—	—	—	—
Other expenses, net	(15)	—	—	(2)

*	In November 2014, three new embedded derivatives were contained within renewed power contracts; however, there was no amount included for issuances as the fair value on the date of issuance was zero. There were no purchases, sales or settlements of Level 3 derivative instruments. Additionally, there were no transfers of derivative instruments into or out of Level 3.

Derivatives Designated As Hedging Instruments – Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of unrealized gains or losses on the derivative is reported as a component of other comprehensive income (OCI). Realized gains or losses on the derivative are reclassified from OCI into earnings in the same period or periods during which the hedge transaction impacts earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized directly in earnings immediately. Alcoa Corporation has five embedded aluminum derivatives and one energy contract (a second one was terminated in early 2013) that have been designated as cash flow hedges, all of which are classified as Level 3 in the fair value hierarchy.

Embedded aluminum derivatives.

Alcoa Corporation has entered into energy supply contracts that contain pricing provisions related to the LME aluminum price. The LME-linked pricing features are considered embedded derivatives. Five of these embedded derivatives have been designated as cash flow hedges of forward sales of aluminum, three of which were new derivatives contained in three power contracts that were renewed in late 2014. At December 31, 2015 and 2014, these embedded aluminum derivatives hedge forecasted aluminum sales of 3,307 kmt and 3,610 kmt, respectively.

In 2015, 2014, and 2013, Alcoa Corporation recognized an unrealized gain of $1,155, $78, and $190, respectively, in Other comprehensive loss related to these five derivative instruments. Additionally, Alcoa Corporation reclassified a realized loss of $21, $28, and $29 from Accumulated other comprehensive loss to Sales in 2015, 2014, and 2013, respectively. There was no ineffectiveness related to these five derivative instruments in 2015, 2014, and 2013. Assuming market rates remain constant with the rates at December 31, 2015, a realized gain of $45 is expected to be recognized in Sales over the next 12 months.

Energy contract.

Alcoa Corporation has a derivative contract that will hedge the anticipated power requirements at one of its smelters once the existing power contract expires in 2016. Alcoa Corporation had a similar contract related to another smelter once the prior existing contract expired in 2014, but elected to terminate the new contract in early 2013 (see additional information in description of Level 3 derivative contracts above). At December 31, 2015 and 2014, this energy contract hedges forecasted electricity purchases of 59,409,328 megawatt hours. In 2015, 2014, and 2013, Alcoa Corporation recognized an unrealized loss of $2, an unrealized loss of $4, and an unrealized gain of $3, respectively, in Other comprehensive loss. Additionally, Alcoa Corporation recognized a loss of $3 in Other expenses, net related to hedge ineffectiveness in 2015. There was no ineffectiveness related to the respective energy contracts outstanding in 2014 and 2013.

Derivatives Not Designated As Hedging Instruments

Alcoa Corporation has two Level 3 embedded aluminum derivatives and one Level 3 embedded credit derivative that do not qualify for hedge accounting treatment. As such, gains and losses related to the changes in fair value of these instruments are recorded directly in earnings. In 2015, 2014, and 2013, Alcoa Corporation recognized a loss of $25, a loss of $13, and a gain of $36, respectively, in Other expenses, net, of which a loss of $8, a loss of $15, and a gain of $28, respectively, related to the two embedded aluminum derivatives and a loss of $17, a gain of $2, and a gain of $8, respectively, related to the embedded credit derivative.

Material Limitations

The disclosures with respect to commodity prices and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa Corporation’s control and could vary significantly from those factors disclosed.

Other Financial Instruments. The carrying values and fair values of Alcoa Corporation’s other financial instruments were as follows:

December 31,	2015		2014
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$557	$557	$266	$266
Long-term debt due within one year	18	18	29	29
Long-term debt, less amount due within one year	207	207	313	313

The following methods were used to estimate the fair values of other financial instruments:

Cash and cash equivalents. The fair value approximates carrying value because of the short maturity of the instruments and was classified in Level 1 of the fair value hierarchy.

Long-term debt due within one year and Long-term debt, less amount due within one year. The fair value was based on interest rates that are currently available to Alcoa Corporation for issuance of debt with similar terms and maturities. The fair value amounts for all Long-term debt were classified in Level 2 of the fair value hierarchy.

Y. Separation Costs

ParentCo is incurring costs to evaluate, plan, and execute the separation, and Alcoa Corporation is allocated a pro rata portion of those costs based on segment revenue. In 2015, ParentCo recognized $24 for costs related to the proposed separation transaction, of which $12 was allocated to Alcoa Corporation and was included in Selling, general administrative, and other expenses on the accompanying Statement of Combined Operations.

Z. Subsequent Events

Management evaluated all activity of Alcoa Corporation through June 29, 2016 (the date on which the Combined Financial Statements were issued), and concluded that no subsequent events have occurred that would require recognition in the Combined Financial Statements or disclosure in the Notes to the Combined Financial Statements, except as described below.

On January 26, 2016, the European Court of Justice issued a decision in connection with legal proceedings related to whether the extension of energy tariffs by Italy to Alcoa Corporation constituted unlawful state aid (see European Commission Matters in Note N). In addition, a separate but related matter was also updated as a result of the aforementioned decision (see Other Matters in the Litigation section of Note N).

Report of Independent Registered Public Accounting Firm*

To the Shareholders and Board of Directors of Alcoa Inc.

We have reviewed the accompanying combined balance sheet of Alcoa Upstream Corporation as of June 30, 2016, and the related statements of combined operations, combined comprehensive (loss) income, changes in combined equity, and combined cash flows for the six-month periods ended June 30, 2016 and 2015. These combined interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) or in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America, the combined balance sheet as of December 31, 2015, and the related statements of combined operations, combined comprehensive loss, changes in combined equity, and combined cash flows for the year then ended (not presented herein), and in our report dated June 29, 2016, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying combined balance sheet information as of December 31, 2015, is fairly stated in all material respects in relation to the combined balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

September 1, 2016

*	This report should not be considered a “report” within the meanings of Sections 7 and 11 of the Securities Act of 1933, and the independent registered public accounting firm’s liability under Section 11 does not extend to it.

Alcoa Upstream Corporation

Statement of Combined Operations

(in millions—unaudited)

For the six months ended June 30,	Note	2016	2015
Sales to unrelated parties		$3,953	$5,422
Sales to related parties	M	499	647

Total sales	I	4,452	6,069

Cost of goods sold (exclusive of expenses below)		3,797	4,643
Selling, general administrative, and other expenses		175	166
Research and development expenses		28	58
Provision for depreciation, depletion, and amortization		355	404
Restructuring and other charges	D	92	243
Interest expense		130	139
Other expenses (income), net	H	16	(13)

Total costs and expenses		4,593	5,640

(Loss) income before income taxes		(141)	429
Provision for income taxes		86	233

Net (loss) income		(227)	196
Less: Net income attributable to noncontrolling interest		38	127

Net (loss) income attributable to Alcoa Upstream Corporation	I	$(265)	$69

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Combined Comprehensive (Loss) Income

(in millions—unaudited)

		Alcoa Upstream Corporation		Noncontrolling interest		Total
For the six months ended June 30,	Note	2016	2015	2016	2015	2016	2015
Net (loss) income		$(265)	$69	$38	$127	$(227)	$196
Other comprehensive income (loss), net of tax:	C
Change in unrecognized net actuarial loss and prior service cost/benefit related to pension and other postretirement benefits		(1)	41	3	5	2	46
Foreign currency translation adjustments		414	(614)	139	(218)	553	(832)
Net change in unrecognized gains/losses on cash flow hedges		(269)	391	14	(4)	(255)	387

Total Other comprehensive income (loss), net of tax		144	(182)	156	(217)	300	(399)

Comprehensive (loss) income		$(121)	$(113)	$194	$(90)	$73	$(203)

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Combined Balance Sheet

(in millions—unaudited)

	Note	June 30, 2016 Pro Forma (Note A)	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents		$332	$332	$557
Receivables from customers		426	426	380
Other receivables		181	181	124
Inventories	F	1,166	1,166	1,172
Prepaid expenses and other current assets		281	281	333

Total current assets		2,386	2,386	2,566
Properties, plants, and equipment, net		9,569	9,569	9,390
Goodwill		155	155	152
Investments	G & J	1,376	1,376	1,472
Deferred income taxes		673	673	589
Fair value of derivative contracts		720	720	997
Other noncurrent assets	G	1,495	1,495	1,247

Total assets		$16,374	$16,374	$16,413

Liabilities
Current liabilities:
Accounts payable, trade		$1,277	$1,277	$1,379
Accrued compensation and retirement costs		291	291	313
Taxes, including income taxes		64	64	136
Distribution payable to ParentCo	A	908	—	—
Other current liabilities		477	477	558
Long-term debt due within one year	L	22	22	18

Total current liabilities		3,039	2,131	2,404
Long-term debt, less amount due within one year	L	233	233	207
Noncurrent income taxes		396	396	508
Accrued pension benefits		346	346	359
Accrued other postretirement benefits		78	78	78
Environmental remediation		206	206	207
Asset retirement obligations		553	553	539
Other noncurrent liabilities and deferred credits		570	570	598

Total liabilities		5,421	4,513	4,900

Contingencies and commitments	G
Equity
Net parent investment		10,229	11,137	11,042
Accumulated other comprehensive loss	C	(1,456)	(1,456)	(1,600)

Total net parent investment and accumulated other comprehensive loss		8,773	9,681	9,442

Noncontrolling interest		2,180	2,180	2,071

Total equity		10,953	11,861	11,513

Total liabilities and equity		$16,374	$16,374	$16,413

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Combined Cash Flows

(in millions—unaudited)

For the six months ended June 30,	Note	2016	2015
Cash From Operations
Net (loss) income		$(227)	$196
Adjustments to reconcile net (loss) income to cash from operations:
Depreciation, depletion, and amortization		355	404
Deferred income taxes		(28)	(18)
Equity income, net of dividends		20	50
Restructuring and other charges	D	92	243
Net gain from investing activities—asset sales	H	(32)	(31)
Net periodic pension benefit cost	K	23	36
Stock-based compensation		18	22
Other		89	88
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
(Increase) decrease in receivables		(24)	1
Decrease in inventories		32	10
(Increase) in prepaid expenses and other current assets		(11)	(18)
(Decrease) in accounts payable, trade		(133)	(72)
(Decrease) in accrued expenses		(288)	(292)
Increase in taxes, including income taxes		(125)	213
Pension contributions		(33)	(27)
(Increase) in noncurrent assets		(179)	(318)
Increase in noncurrent liabilities		—	24

Cash (used for) provided from operations		(451)	511

Financing Activities
Net parent investment		345	(242)
Net change in short-term borrowings (original maturities of three months or less)		(1)	2
Payments on debt (original maturities greater than three months)		(10)	(15)
Distributions to noncontrolling interest		(84)	(71)

Cash provided from (used for) financing activities		250	(326)

Investing Activities
Capital expenditures		(172)	(157)
Proceeds from the sale of assets and businesses		(13)	70
Additions to investments		(3)	(24)
Sales of investments		146	—
Other		(1)	—

Cash used for investing activities		(43)	(111)

Effect of exchange rate changes on cash and cash equivalents		19	(25)

Net change in cash and cash equivalents		(225)	49
Cash and cash equivalents at beginning of year		557	266

Cash and cash equivalents at end of period		$332	$315

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Changes in Combined Equity

(in millions—unaudited)

	Note	Net parent investment	Accumulated other comprehensive loss	Noncontrolling interest	Total equity
Balance at December 31, 2014		$11,915	$(1,316)	$2,474	$13,073

Net income		69	—	127	196
Other comprehensive loss	C	—	(182)	(217)	(399)
Change in Net parent investment		(221)	—	—	(221)
Distributions		—	—	(71)	(71)
Other		—	—	(2)	(2)

Balance at June 30, 2015		$11,763	$(1,498)	$2,311	$12,576

Balance at December 31, 2015		$11,042	$(1,600)	$2,071	$11,513

Net (loss) income		(265)	—	38	(227)
Other comprehensive income	C	—	144	156	300
Change in Net parent investment		360	—	—	360
Distributions		—	—	(84)	(84)
Other		—	—	(1)	(1)

Balance at June 30, 2016		$11,137	$(1,456)	$2,180	$11,861

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

ALCOA UPSTREAM CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions—unaudited)

A. Basis of Presentation

The interim Combined Financial Statements of Alcoa Upstream Corporation (“Alcoa Corporation” or the “Company”) are unaudited. These Combined Financial Statements include all adjustments, consisting only of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position, and cash flows. The results reported in these Combined Financial Statements are not necessarily indicative of the results that may be expected for the entire year. The 2015 year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America (GAAP). These interim Combined Financial Statements should be read in conjunction with the Combined Financial Statements for the three years ended December 31, 2015, included elsewhere in this Form 10.

References in these Notes to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation and its consolidated subsidiaries.

The Proposed Separation. On September 28, 2015, ParentCo announced that its Board of Directors preliminarily approved a plan (the “separation”) to separate into two standalone, publicly-traded companies: Alcoa Corporation, which will primarily comprise the historical bauxite mining, alumina refining, aluminum production and energy operations of ParentCo, as well as the rolling mill at the Warrick, IN, operations and ParentCo’s 25.1% stake in the Ma’aden Rolling Company in Saudi Arabia; and a value-add company, that will principally include the Global Rolled Products, Engineered Products and Solutions, and Transportation and Construction Solutions segments (collectively, the “Value-Add Businesses”) of ParentCo.

The separation will occur by means of a pro rata distribution by ParentCo of at least 80.1% of the outstanding shares of Alcoa Corporation. ParentCo, the existing publicly-traded company, will continue to own the Value-Add Businesses, and will become the value-add company. In conjunction with the separation, ParentCo will change its name to Arconic Inc. (“Arconic”).

The separation transaction, which is expected to be completed in the second half of 2016, is subject to a number of conditions, including, but not limited to: final approval by ParentCo’s Board of Directors; the continuing validity of the private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax matters relating to the transaction; receipt of an opinion of legal counsel regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes; and the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part. Upon completion of the separation, ParentCo shareholders will own at least 80.1% of the outstanding shares of Alcoa Corporation, and Alcoa Corporation will be a separate company from Arconic. Arconic will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution.

Alcoa Corporation and Arconic will enter into an agreement (the “Separation Agreement”) that will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of Alcoa Corporation and Arconic as part of the separation of ParentCo into two companies, and will provide for when and how these transfers and assumptions will occur.

ParentCo may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify its terms.

Alcoa Corporation expects to pay a cash distribution to ParentCo upon separation from the net proceeds to be received from the issuance of additional third-party indebtedness. This distribution is estimated to be $908 as of June 30, 2016. The accompanying unaudited pro forma balance sheet gives effect to such planned distribution.

Basis of Presentation. The Combined Financial Statements of Alcoa Corporation are prepared in conformity with GAAP and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The Combined Financial Statements of Alcoa Corporation include the accounts of Alcoa Corporation and companies in which Alcoa Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which Alcoa Corporation has significant influence but does not have effective control. Investments in affiliates in which Alcoa Corporation cannot exercise significant influence are accounted for on the cost method.

Principles of Combination. The Combined Financial Statements include certain assets and liabilities that have historically been held at ParentCo’s corporate level but are specifically identifiable or otherwise attributable to Alcoa Corporation. All significant transactions and accounts within Alcoa Corporation have been eliminated. All significant intercompany transactions between ParentCo and Alcoa Corporation have been included within Net parent investment in these Combined Financial Statements.

Cost Allocations. The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development activities. These general corporate expenses are included in the Statement of Combined Operations within Cost of goods sold, Selling, general administrative and other expenses, and Research and development expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic.

All external debt not directly attributable to Alcoa Corporation has been excluded from the Combined Balance Sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense.

The following table reflects the allocations of those detailed above:

	Amount allocated to Alcoa Corporation
For the six months ended June 30,	2016	2015
Cost of goods sold(1)	$26	$48
Selling, general administrative, and other expenses	77	69
Research and development expenses	12	28
Provision for depreciation, depletion, and amortization	10	12
Restructuring and other charges(2)	—	10
Interest expense	119	127
Other (income) expenses, net	(9)	2

(1)	Allocation principally relates to ParentCo’s retained pension and other postemployment benefits expenses for closed and sold operations.
(2)	Allocation primarily relates to layoff programs for ParentCo employees.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not include all of the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Statements of Combined Cash Flows as a financing activity and in the Combined Balance Sheet as Net parent investment.

Cash is managed centrally with certain net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash and cash equivalents held by ParentCo at the corporate level were not attributed to Alcoa Corporation for any of the periods presented. Only cash amounts specifically attributable to Alcoa Corporation are reflected in the Combined Balance Sheet. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of Net parent investment in Alcoa Corporation’s Combined Balance Sheet and as a financing activity on the accompanying Combined Statement of Cash Flows.

The income tax provision in the Combined Statement of Operations has been calculated as if Alcoa Corporation was operating on a standalone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore cash tax payments and items of current and deferred taxes may not be reflective of Alcoa Corporation’s actual tax balances prior to or subsequent to the planned separation.

B. Recently Adopted and Recently Issued Accounting Guidance

Adopted

On January 1, 2016, Alcoa Corporation adopted changes issued by the Financial Accounting Standards Board (FASB) to the presentation of extraordinary items. Such items are defined as transactions or events that are both unusual in nature and infrequent in occurrence, and, previously, were required to be presented separately in an entity’s income statement, net of income tax, after income from continuing operations. The changes eliminate the concept of an extraordinary item and, therefore, the presentation of such items is no longer required. Notwithstanding this change, an entity is still required to present and disclose a transaction or event that is both unusual in nature and infrequent in occurrence in the notes to the financial statements. The adoption of these changes had no impact on the Combined Financial Statements.

On January 1, 2016, Alcoa Corporation adopted changes issued by the FASB to the analysis an entity must perform to determine whether it should consolidate certain types of legal entities. These changes (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The adoption of these changes had no impact on the Combined Financial Statements.

On January 1, 2016, Alcoa Corporation adopted changes issued by the FASB to the presentation of debt issuance costs. Previously, such costs were required to be presented as a noncurrent asset in an entity’s balance sheet and amortized into interest expense over the term of the related debt instrument. The changes require that debt issuance costs be presented in an entity’s balance sheet as a direct deduction from the carrying value of the related debt liability. The amortization of debt issuance costs remains unchanged. The FASB issued an update to these changes based on an announcement of the staff of the U.S. Securities and Exchange Commission. This update provides an exception to the FASB changes allowing debt issuance costs related to line-of-credit arrangements to continue to be presented as an asset regardless of whether there are any outstanding borrowings under such arrangement. The adoption of these changes had no impact on the Combined Financial Statements.

Issued

In March 2016, the FASB issued changes to employee share-based payment accounting. Currently, an entity must determine for each share-based payment award whether the difference between the deduction for tax purposes and the compensation cost recognized for financial reporting purposes results in either an excess tax benefit or a tax deficiency. Excess tax benefits are recognized in additional paid-in capital; tax deficiencies are recognized either as an offset to accumulated excess tax benefits, if any, or in the income statement. Excess tax benefits are not recognized until the deduction reduces taxes payable. The changes require all excess tax benefits and tax deficiencies related to share-based payment awards to be recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity also should recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Additionally, the presentation of excess tax benefits related to share-based payment awards in the statement of cash flows is changed. Currently, excess tax benefits must be separated from other income tax cash flows and classified as a financing activity. The changes require excess tax benefits to be classified along with other income tax cash flows as an operating activity. Also, the changes require cash paid by an employer when directly withholding shares for tax-withholding purposes to be classified as a financing activity. Currently, there is no specific guidance on the classification in the statement of cash flows of cash paid by an employer to the tax authorities when directly withholding shares for tax-withholding purposes. Additionally, for a share-based award to qualify for equity classification it cannot partially settle in cash in excess of the employer’s minimum statutory withholding requirements. The changes permit equity classification of share-based awards for withholdings up to the maximum statutory tax rates in applicable jurisdictions. These changes become effective for Alcoa Corporation on January 1, 2017. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements of Alcoa Corporation.

In March 2016, the FASB issued changes eliminating the requirement for an investor to adjust an equity method investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held as a result of an increase in the level of ownership interest or degree of influence. Additionally, an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting must recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. These changes become effective for Alcoa Corporation on January 1, 2017. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements of Alcoa Corporation.

In March 2016, the FASB issued changes to derivative instruments designated as hedging instruments. These changes clarify that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. These changes become effective for Alcoa Corporation on January 1, 2017. Management does not expect these changes to have a material impact on the Combined Financial Statements of Alcoa Corporation.

In February 2016, the FASB issued changes to the accounting and presentation of leases. These changes require lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right of use asset and lease liability. Additionally, when measuring assets and liabilities arising from a lease, optional payments should be included only if the lessee is reasonably certain to exercise an option to extend the lease, exercise a purchase option, or not exercise an option to terminate the lease. These changes become effective for Alcoa Corporation on January 1, 2019. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements of Alcoa Corporation.

In January 2016, the FASB issued changes to equity investments. These changes require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Additionally, the impairment assessment of equity investments without readily determinable fair values has been simplified by requiring a qualitative assessment to identify impairment. These changes become effective for Alcoa Corporation on January 1, 2018. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements of Alcoa Corporation.

In July 2015, the FASB issued changes to the subsequent measurement of inventory. Currently, an entity is required to measure its inventory at the lower of cost or market, whereby market can be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The changes require that inventory be measured at the lower of cost and net realizable value, thereby eliminating the use of the other two market methodologies. Net realizable value is defined as the estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. These changes do not apply to inventories measured using LIFO (last-in, first-out) or the retail inventory method. Currently, Alcoa Corporation applies the net realizable value market option to measure non-LIFO inventories at the lower of cost or market. These changes become effective for Alcoa Corporation on January 1, 2017. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements of Alcoa Corporation.

In May 2014, the FASB issued changes to the recognition of revenue from contracts with customers. These changes created a comprehensive framework for all entities in all industries to apply in the determination of when to recognize revenue, and, therefore, supersede virtually all existing revenue recognition requirements and guidance. This framework is expected to result in less complex guidance in application while providing a consistent and comparable methodology for revenue recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services. To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. In August 2015, the FASB deferred the effective date by one year, making these changes effective for Alcoa Corporation on January 1, 2018. In March 2016, the FASB issued amendments to clarify the implementation guidance on principal versus agent considerations. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements of Alcoa Corporation.

In August 2014, the FASB issued changes to the disclosure of uncertainties about an entity’s ability to continue as a going concern. Under GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity’s liquidation becomes imminent. Even if an entity’s liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. Because there is no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related note disclosures, there is diversity in practice whether, when, and how an entity discloses the relevant conditions and events in its financial statements. As a result, these changes require an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that financial statements are issued. Substantial doubt is defined as an indication that it is probable that an entity will be unable to meet its obligations as they become due within one year after the date that financial statements are issued. If management has concluded that substantial doubt exists, then the following disclosures should be made in the financial statements: (i) principal conditions or events that raised the substantial doubt, (ii) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, (iii) management’s plans that alleviated the initial substantial doubt or, if substantial doubt was not alleviated, management’s plans that are intended to at least mitigate the conditions or events that raise substantial doubt, and (iv) if the latter in (iii) is disclosed, an explicit statement that there is substantial doubt about the entity’s ability to continue as a going concern. These changes become effective for Alcoa Corporation for the 2016 annual financial statements. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements. Subsequent to adoption, this guidance will need to be applied by management at the end of each annual period and interim period therein to determine what, if any, impact there will be on the Combined Financial Statements of Alcoa Corporation in a given reporting period.

C. Accumulated Other Comprehensive Loss

The following table details the activity of the three components that comprise Accumulated other comprehensive loss for both Alcoa Corporation and noncontrolling interest:

		Alcoa Corporation		Noncontrolling interest
		Six months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Pension and other postretirement benefits	K
Balance at beginning of period		$(352)	$(424)	$(56)	$(64)
Other comprehensive (loss) income:
Unrecognized net actuarial loss and prior service cost/benefit		(22)	41	1	3
Tax benefit (expense)		8	(10)	—	—

Total Other comprehensive (loss) income before reclassifications, net of tax		(14)	31	1	3

Amortization of net actuarial loss and prior service cost/benefit(1)		20	16	2	4
Tax expense(2)		(7)	(6)	—	(2)

Total amount reclassified from Accumulated other comprehensive loss, net of tax(6)		13	10	2	2

Total Other comprehensive (loss) income		(1)	41	3	5

Balance at end of period		$(353)	$(383)	$(53)	$(59)

Foreign currency translation
Balance at beginning of period		$(1,851)	$(668)	$(779)	$(351)
Other comprehensive income (loss)(3)		414	(614)	139	(218)

Balance at end of period		$(1,437)	$(1,282)	$(640)	$(569)

Cash flow hedges	L
Balance at beginning of period		$603	$(224)	$(3)	$(2)
Other comprehensive (loss) income:
Net change from periodic revaluations		(345)	511	15	(5)
Tax benefit (expense)		75	(137)	(4)	1

Total Other comprehensive (loss) income before reclassifications, net of tax		(270)	374	11	(4)

Net amount reclassified to earnings:
Aluminum contracts(4)		(5)	23	—	—
Interest rate contracts(5)		7	—	5	—
Sub-total		2	23	5	—
Tax expense(2)		(1)	(6)	(2)	—

Total amount reclassified from Accumulated other comprehensive loss, net of tax(6)		1	17	3	—

Total Other comprehensive (loss) income		(269)	391	14	(4)

Balance at end of period		$334	$167	$11	$(6)

(1)	These amounts were included in the computation of net periodic benefit cost for pension and other postretirement benefits (see Note K).
(2)	These amounts were included in Provision for income taxes on the accompanying Statement of Combined Operations.
(3)	In all periods presented, there were no tax impacts related to rate changes and no amounts were reclassified to earnings.
(4)	These amounts were included in Sales on the accompanying Statement of Combined Operations.
(5)	These amounts were included in Other expenses, net on the accompanying Statement of Combined Operations.
(6)	A positive amount indicates a corresponding charge to earnings and a negative amount indicates a corresponding benefit to earnings. These amounts were reflected on the accompanying Statement of Combined Operations in the line items indicated in footnotes 1 through 5.

D. Restructuring and Other Charges

In the 2016 six-month period, Alcoa Corporation recorded Restructuring and other charges of $92, which were comprised of the following components: $86 for additional net costs related to decisions made in the fourth quarter of 2015 to permanently close and demolish the Warrick (Indiana) smelter and to curtail the Wenatchee (Washington) smelter and Point Comfort (Texas) refinery (see below); $11 for layoff costs related to cost reduction initiatives and the planned separation of ParentCo, including the separation of approximately 30 employees in the Aluminum segment; and $5 for the reversal of a number of small layoff reserves related to prior periods.

In the 2016 six-month period, costs related to the closure and curtailment actions included accelerated depreciation of $70 related to the Warrick smelter as it continued to operate during the 2016 first quarter; $20 for the reversal of severance costs initially recorded in the 2015 fourth quarter; and $36 in other costs. Additionally in the 2016 six-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $5 which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other costs of $36 represent $27 for contract termination, $7 in asset retirement obligations for the rehabilitation of a coal mine related to the Warrick smelter, and $2 in other related costs. Additional charges may be recognized in future periods related to these actions.

In the six-month period of 2015, Alcoa Corporation recorded Restructuring and other charges of $243, which were comprised of the following components: $179 for exit costs related to decisions to permanently shut down and demolish a smelter and a power station (see below); $24 related to post-closing adjustments associated with two December 2014 divestitures; $34 for the separation of approximately 800 employees (680 in the Aluminum segment and 120 combined in the Alumina and Bauxite segments), supplier contract-related costs, and other charges associated with the decisions to temporarily curtail certain capacity at the São Luís smelter and the refinery in Suriname; $11 for layoff costs, including the separation of approximately 150 employees in the Aluminum segment; $4 for the reversal of a number of small layoff reserves related to prior periods; and a net credit of $1 related to Corporate restructuring allocated to Alcoa Corporation.

In the second quarter of 2015, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96,000 metric-tons-per-year) in Brazil and the Anglesea power station (includes the closure of a related coal mine) in Australia. The entire capacity at Poços de Caldas has been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum that have not dissipated, which led to the initial curtailment, and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would be imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014.

In the 2015 six-month period, costs related to the shutdown actions included asset impairments of $86, representing the write-off of the remaining book value of all related properties, plants, and equipment; $11 for the layoff of approximately 100 employees (80 in the Aluminum segment and 20 in the Energy segment); and $82 in other exit costs. Additionally in the 2015 six-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $4, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $82 represent $45 in asset retirement obligations and $29 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Brazil and Australia (includes the rehabilitation of a related coal mine), and $8 in supplier and customer contract-related costs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The pretax impact of allocating such charges to segment results would have been as follows:

	Six months ended June 30,
	2016	2015
Bauxite	$—	$2
Alumina	2	13
Aluminum	68	147
Cast Products	—	—
Energy	22	52
Rolled Products	—	—

Segment total	92	214
Corporate	—	29

Total restructuring and other charges	$92	$243

As of June 30, 2016, approximately 26 of the 30 employees associated with 2016 restructuring programs and approximately 2,400 of the 2,700 employees associated with 2015 restructuring programs were separated. As of March 31, 2016 the separations associated with the 2014 restructuring programs were essentially complete. Most of the remaining separations for the 2016 restructuring programs and all of the remaining separations for the 2015 restructuring programs are expected to be completed by the end of 2016.

In the 2016 six-month period, cash payments of $3, $51, and $1 were made against the layoff reserves related to 2016, 2015, and 2014, respectively, restructuring programs.

Activity and reserve balances for restructuring charges were as follows:

	Layoff costs	Other exit costs	Total
Reserve balances at December 31, 2014	$50	$13	$63

2015:
Cash payments	(65)	(1)	(66)
Restructuring charges	199	423	622
Other*	(47)	(420)	(467)

Reserve balances at December 31, 2015	137	15	152

2016:
Cash payments	(56)	(17)	(73)
Restructuring charges	11	37	48
Other*	(31)	2	(29)

Reserve balances at June 30, 2016	$61	$37	$98

*	Other includes reversals of previously recorded restructuring charges and the effects of foreign currency translation. In the 2016 six-month period, Other for other exit costs also included a reclassification of $7 in asset retirement obligations, as this liability was included in Alcoa Corporation’s separate reserve for asset retirement obligations. In 2015, Other for layoff costs also included a reclassification of $35 in pension and other postretirement benefits costs, as these obligations were included in Alcoa Corporation’s separate liability for pension and other postretirement benefits obligations. Additionally in 2015, Other for other exit costs also included a reclassification of the following restructuring charges: $76 in asset retirement and $86 in environmental obligations, as these liabilities were included in Alcoa Corporation’s separate reserves for asset retirement obligations and environmental remediation.

The remaining reserves are expected to be paid in cash during the remainder of 2016, with the exception of approximately $20 to $25, which is expected to be paid over the next several years for penalties under certain contracts as a result of the curtailment of a U.S. smelter and ongoing site remediation work.

E. Acquisitions and Divestitures

In July 2016, Alcoa Corporation’s wholly-owned subsidiary, Alcoa Power Generating Inc., reached an agreement to sell its 215-megawatt Yadkin Hydroelectric Project (Yadkin) to ISQ Hydro Aggregator LLC. Yadkin encompasses four hydroelectric power developments (reservoirs, dams and powerhouses), known as High Rock, Tuckertown, Narrows and Falls, situated along a 38-mile stretch of the Yadkin River through the central part of North Carolina. This transaction is expected to close in the second half of 2016, subject to customary federal and state regulatory approvals. The power generated by Yadkin is primarily sold into the open market. Yadkin generated sales of approximately $20 in 2015, and had approximately 35 employees as of June 30, 2016. The carrying value of the net assets to be sold was $128 and $127 as of June 30, 2016 and December 31, 2015, respectively, which consist mostly of properties, plants, and equipment.

F. Inventories

	June 30, 2016	December 31, 2015
Finished goods	$155	$139
Work-in-process	176	171
Bauxite and alumina	416	445
Purchased raw materials	291	295
Operating supplies	128	122

	$1,166	$1,172

At June 30, 2016 and December 31, 2015, the total amount of inventories valued on a LIFO basis was $305 and $361, respectively. If valued on an average-cost basis, total inventories would have been $145 and $172 higher at June 30, 2016 and December 31, 2015, respectively.

G. Contingencies and Commitments

Contingencies

The matters discussed within this section are those of ParentCo that are associated directly or indirectly with Alcoa Corporation’s operations. For those matters where the outcome remains uncertain, the ultimate allocation of any potential future costs between Alcoa Corporation and Arconic will be addressed in the Separation Agreement.

Litigation.

On June 5, 2015, Alcoa World Alumina LLC (“AWA”) and St. Croix Alumina, L.L.C. (“SCA”) filed a complaint in Delaware Chancery Court for a declaratory judgment and injunctive relief to resolve a dispute between ParentCo and Glencore Ltd. (“Glencore”) with respect to claimed obligations under a 1995 asset purchase agreement between ParentCo and Glencore. The dispute arose from Glencore’s demand that ParentCo indemnify it for liabilities it may have to pay to Lockheed Martin (“Lockheed”) related to the St. Croix alumina refinery. Lockheed had earlier filed suit against Glencore in federal court in New York seeking indemnity for liabilities it had incurred and would incur to the U.S. Virgin Islands to remediate certain properties at the refinery property and claimed that Glencore was required by an earlier, 1989 purchase agreement to indemnify it. Glencore had demanded that ParentCo indemnify and defend it in the Lockheed case and threatened to claim against ParentCo in the New York action despite exclusive jurisdiction for resolution of disputes under the 1995 purchase agreement being in Delaware. After Glencore conceded that it was not seeking to add ParentCo to the New York action, AWA and SCA dismissed their complaint in the Chancery Court case and on August 6, 2015 filed a complaint for declaratory judgment in Delaware Superior Court. AWA and SCA filed a motion for judgment on the pleadings on September 16, 2015. Glencore answered AWA’s and SCA’s complaint and asserted counterclaims on August 27, 2015, and on October 2, 2015 filed its own motion for judgment on the pleadings. Argument on the parties’ motions was held by the court on December 7, 2015, and by order dated February 8, 2016, the court granted ParentCo’s motion and denied Glencore’s motion, resulting in ParentCo not being liable to indemnify Glencore for the Lockheed action. The decision also leaves for pretrial discovery and possible summary judgment or trial Glencore’s claims for costs and fees it incurred in defending and settling an earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On February 17, 2016, Glencore filed notice of its application for interlocutory appeal of the February 8, 2016 ruling. AWA and SCA filed an opposition to that application on February 29, 2016. On March 10, 2016, the court denied Glencore’s motion for interlocutory appeal and on the same day entered judgment on claims other than Glencore’s claims for costs and fees it incurred in defending and settling the earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On March 29, 2016, Glencore filed a withdrawal of its notice of interlocutory appeal, and on April 6, 2016, Glencore filed an appeal of the court’s March 10, 2016 judgement to the Delaware Supreme Court. Glencore filed its opening brief on its appeal on May 23, 2016. ParentCo’s filed its reply brief on June 22, 2016, and all further briefing was concluded by July 7, 2016. The court has not yet set a date for argument. At this time, the Company is unable to reasonably predict the ultimate outcome for this matter.

Before 2002, ParentCo purchased power in Italy in the regulated energy market and received a drawback of a portion of the price of power under a special tariff in an amount calculated in accordance with a published resolution of the Italian Energy Authority, Energy Authority Resolution n. 204/1999 (“204/1999”). In 2001, the Energy Authority published another resolution, which clarified that the drawback would be calculated in the same manner, and in the same amount, in either the regulated or unregulated market. At the beginning of 2002, ParentCo left the regulated energy market to purchase energy in the unregulated market. Subsequently, in 2004, the Energy Authority introduced regulation no. 148/2004 which set forth a different method for calculating the special tariff that would result in a different drawback for the regulated and unregulated markets. ParentCo challenged the new regulation in the Administrative Court of Milan and received a favorable judgment in 2006.

Following this ruling, ParentCo continued to receive the power price drawback in accordance with the original calculation method, through 2009, when the European Commission declared all such special tariffs to be impermissible “state aid.” In 2010, the Energy Authority appealed the 2006 ruling to the Consiglio di Stato (final court of appeal). On December 2, 2011, the Consiglio di Stato ruled in favor of the Energy Authority and against ParentCo, thus presenting the opportunity for the energy regulators to seek reimbursement from ParentCo of an amount equal to the difference between the actual drawback amounts received over the relevant time period, and the drawback as it would have been calculated in accordance with regulation 148/2004. On February 23, 2012, ParentCo filed its appeal of the decision of the Consiglio di Stato (this appeal was subsequently withdrawn in March 2013). On March 26, 2012, ParentCo received a letter from the agency (Cassa Conguaglio per il Settore Eletrico (CCSE)) responsible for making and collecting payments on behalf of the Energy Authority demanding payment in the amount of approximately $110 (€85), including interest. By letter dated April 5, 2012, ParentCo informed CCSE that it disputes the payment demand of CCSE since (i) CCSE was not authorized by the Consiglio di Stato decisions to seek payment of any amount, (ii) the decision of the Consiglio di Stato has been appealed (see above), and (iii) in any event, no interest should be payable. On April 29, 2012, Law No. 44 of 2012 (“44/2012”) came into effect, changing the method to calculate the drawback. On February 21, 2013, ParentCo received a revised request letter from CCSE demanding ParentCo’s subsidiary, Alcoa Trasformazioni S.r.l., make a payment in the amount of $97 (€76), including interest, which reflects a revised calculation methodology by CCSE and represents the high end of the range of reasonably possible loss associated with this matter of $0 to $97 (€76). ParentCo rejected that demand and formally challenged it through an appeal before the Administrative Court on April 5, 2013. The Administrative Court scheduled a hearing for December 19, 2013, which was subsequently postponed until April 17, 2014, and further postponed until June 19, 2014. On that date, the Administrative Court listened to ParentCo’s oral argument, and on September 2, 2014, rendered its decision. The Administrative Court declared the payment request of CCSE and the Energy Authority to ParentCo to be unsubstantiated based on the 148/2004 resolution with respect to the January 19, 2007 through November 19, 2009 timeframe. On December 18, 2014, the CCSE and the Energy Authority appealed the Administrative Court’s September 2, 2014 decision; however, a date for the hearing has not been scheduled. As a result of the conclusion of the European Commission Matter on January 26, 2016 (see Note N in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015), management modified its outlook with respect to a portion of the pending legal proceedings related to this matter. As such, a charge of $37 (€34) was recorded in Restructuring and other charges for the year ended December 31, 2015 to establish a partial reserve for this matter. At this time, the Company is unable to reasonably predict the ultimate outcome for this matter.

Environmental Matters. ParentCo participates in environmental assessments and cleanups at more than 100 locations. These include owned or operating facilities and adjoining properties, previously owned or operating facilities and adjoining properties, and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)) sites.

A liability is recorded for environmental remediation when a cleanup program becomes probable and the costs can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress made in determining the extent of remedial actions and related costs. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, and technological changes, among others.

Alcoa Corporation’s remediation reserve balance was $233 and $235 at June 30, 2016 and December 31, 2015 (of which $27 and $28 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated for current and certain former Alcoa Corporation operating locations.

In the 2016 six-month period, the remediation reserve was increased by $6. The change was due to a net charge associated with a number of sites and was recorded in Cost of goods sold on the accompanying Statement of Combined Operations.

Payments related to remediation expenses applied against the reserve were $17 in the 2016 six-month period. This amount includes expenditures currently mandated, as well as those not required by any regulatory authority or third party. In the 2016 six-month period, the change in the reserve also reflects an increase of $9 due to the effects of foreign currency translation.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of Cost of goods sold.

The following discussion provides details regarding the current status of certain significant reserves related to current or former Alcoa Corporation sites.

Fusina and Portovesme, Italy—In 1996, ParentCo acquired the Fusina smelter and rolling operations and the Portovesme smelter, both of which are owned by ParentCo’s subsidiary Alcoa Trasformazioni S.r.l. (“Trasformazioni”), from Alumix, an entity owned by the Italian Government. At the time of the acquisition, Alumix indemnified ParentCo for pre-existing environmental contamination at the sites. In 2004, the Italian Ministry of Environment and Protection of Land and Sea (MOE) issued orders to Trasformazioni and Alumix for the development of a clean-up plan related to soil contamination in excess of allowable limits under legislative decree and to institute emergency actions and pay natural resource damages. Trasformazioni appealed the orders and filed suit against Alumix, among others, seeking indemnification for these liabilities under the provisions of the acquisition agreement. In 2009, Ligestra S.r.l. (“Ligestra”), Alumix’s successor, and Trasformazioni agreed to a stay of the court proceedings while investigations were conducted and negotiations advanced towards a possible settlement.

In December 2009, Trasformazioni and Ligestra reached an initial agreement for settlement of the liabilities related to Fusina while negotiations continued related to Portovesme (see below). The agreement outlined an allocation of payments to the MOE for emergency action and natural resource damages and the scope and costs for a proposed soil remediation project, which was formally presented to the MOE in mid-2010. The agreement was contingent upon final acceptance of the remediation project by the MOE. As a result of entering into this agreement, ParentCo increased the reserve by $12 in 2009 for Fusina. Based on comments received from the MOE and local and regional environmental authorities, Trasformazioni submitted a revised remediation plan in the first half of 2012; however, such revisions did not require any change to the existing reserve. In October 2013, the MOE approved the project submitted by ParentCo, resulting in no adjustment to the reserve.

In January 2014, in anticipation of ParentCo reaching a final administrative agreement with the MOE, ParentCo and Ligestra entered into a final agreement related to Fusina for allocation of payments to the MOE for emergency action and natural resource damages and the costs for the approved soil remediation project. The agreement resulted in Ligestra assuming 50% to 80% of all payments and remediation costs. On February 27, 2014, ParentCo and the MOE reached a final administrative agreement for conduct of work. The agreement includes both a soil and groundwater remediation project estimated to cost $33 (€24) and requires payments of $25 (€18) to the MOE for emergency action and natural resource damages. The remediation projects are slated to begin as soon as ParentCo receives final approval from the Ministry of Infrastructure. Based on the final agreement with Ligestra, ParentCo’s share of all costs and payments is $17 (€12), of which $9 (€6) related to the damages will be paid annually over a 10-year period, which began in April 2014, and was previously fully reserved.

Separately, in 2009, due to additional information derived from the site investigations conducted at Portovesme, ParentCo increased the reserve by $3. In November 2011, Trasformazioni and Ligestra reached an agreement for settlement of the liabilities related to Portovesme, similar to the one for Fusina. A proposed soil remediation project for Portovesme was formally presented to the MOE in June 2012. Neither the agreement with Ligestra nor the proposal to the MOE resulted in a change to the reserve for Portovesme. In November 2013, the MOE rejected the proposed soil remediation project and requested a revised project be submitted. In May 2014, Trasformazioni and Ligestra submitted a revised soil remediation project that addressed certain stakeholders’ concerns. ParentCo increased the reserve by $3 in 2014 to reflect the estimated higher costs associated with the revised soil remediation project, as well as current operating and maintenance costs of the Portovesme site.

In October 2014, the MOE required a further revised project be submitted to reflect the removal of a larger volume of contaminated soil than what had been proposed, as well as design changes for the cap related to the remaining contaminated soil left in place and the expansion of an emergency containment groundwater pump and treatment system that was previously installed. Trasformazioni and Ligestra submitted the further revised soil remediation project in February 2015. As a result, ParentCo increased the reserve by $7 in March 2015 to reflect the increase in the estimated costs of the project. In October 2015, ParentCo received a final ministerial decree approving the February 2015 revised soil remediation project. Work on the soil remediation project commenced in the second quarter of 2016 and is expected to be completed in 2019. ParentCo and Ligestra are now working on a final groundwater remediation project, which will be submitted to the MOE for review during the second half of 2016. The ultimate outcome of this matter may result in a change to the existing reserve for Portovesme.

Baie Comeau, Quebec, Canada—In August 2012, ParentCo presented an analysis of remediation alternatives to the Quebec Ministry of Sustainable Development, Environment, Wildlife and Parks (MDDEP), in response to a previous request, related to known PCBs and polycyclic aromatic hydrocarbons (PAHs) contained in sediments of the Anse du Moulin bay. As such, ParentCo increased the reserve for Baie Comeau by $25 in 2012 to reflect the estimated cost of ParentCo’s recommended alternative, consisting of both dredging and capping of the contaminated sediments. In July 2013, ParentCo submitted the Environmental Impact Assessment for the project to the MDDEP. The MDDEP notified ParentCo that the project as it was submitted was approved and a final ministerial decree was issued in July 2015. As a result, no further adjustment to the reserve was required in 2015. The decree provides final approval for the project and allows ParentCo to start work on the final project design, which is expected to be completed in the second half of 2016 with construction on the project expected to begin in 2017. Completion of the final project design and bidding of the project may result in additional liability in a future period.

Mosjøen, Norway—In September 2012, ParentCo presented an analysis of remediation alternatives to the Norwegian Environmental Agency (NEA) (formerly the Norwegian Climate and Pollution Agency, or “Klif”), in response to a previous request, related to known PAHs in the sediments located in the harbor and extending out into the fjord. As such, ParentCo increased the reserve for Mosjøen by $20 in 2012 to reflect the estimated cost of the baseline alternative for dredging of the contaminated sediments. A proposed project reflecting this alternative was formally presented to the NEA in June 2014, and was resubmitted in late 2014 to reflect changes by the NEA. The revised proposal did not result in a change to the reserve for Mosjøen.

In April 2015, the NEA notified ParentCo that the revised project was approved and required submission of the final project design before issuing a final order. ParentCo completed and submitted the final project design, which identified a need to stabilize the related wharf structure to allow for the sediment dredging in the harbor. As a result, ParentCo increased the reserve for Mosjøen by $11 in June 2015 to reflect the estimated cost of the wharf stabilization. Also in June 2015, the NEA issued a final order approving the project as well as the final project design. In September 2015, ParentCo increased the reserve by $1 to reflect the potential need (based on prior experience with similar projects) to perform additional dredging if the results of sampling, which is required by the order, don’t achieve the required cleanup levels. Project construction commenced in the first quarter of 2016 and is expected to be completed by the end of 2017.

Tax. In September 2010, following a corporate income tax audit covering the 2003 through 2005 tax years, an assessment was received as a result of Spain’s tax authorities disallowing certain interest deductions claimed by a Spanish consolidated tax group owned by ParentCo. An appeal of this assessment in Spain’s Central Tax Administrative Court by ParentCo was denied in October 2013. In December 2013, ParentCo filed an appeal of the assessment in Spain’s National Court.

Additionally, following a corporate income tax audit of the same Spanish tax group for the 2006 through 2009 tax years, Spain’s tax authorities issued an assessment in July 2013 similarly disallowing certain interest deductions. In August 2013, ParentCo filed an appeal of this second assessment in Spain’s Central Tax Administrative Court, which was denied in January 2015. ParentCo filed an appeal of this second assessment in Spain’s National Court in March 2015.

At June 30, 2016, the combined assessments total $269 (€243), including interest. ParentCo believes it has meritorious arguments to support its tax position and intends to vigorously litigate the assessments through Spain’s court system. However, in the event ParentCo is unsuccessful, a portion of the assessments may be offset with existing net operating losses available to the Spanish consolidated tax group. Additionally, it is possible that ParentCo may receive similar assessments for tax years subsequent to 2009. At this time, ParentCo is unable to reasonably predict an outcome for this matter.

In March 2013, Alcoa World Alumina Brasil (AWAB), a majority-owned subsidiary that is part of AWAC, was notified by the Brazilian Federal Revenue Office (RFB) that approximately $110 (R$220) of value added tax credits previously claimed are being disallowed and a penalty of 50% assessed. Of this amount, AWAB received $41 (R$82) in cash in May 2012. The value added tax credits were claimed by AWAB for both fixed assets and export sales related to the Juruti bauxite mine and São Luís refinery expansion. The RFB has disallowed credits they allege belong to the consortium in which AWAB owns an interest and should not have been claimed by AWAB. Credits have also been disallowed as a result of challenges to apportionment methods used, questions about the use of the credits, and an alleged lack of documented proof. AWAB presented defense of its claim to the RFB on April 8, 2013. If AWAB is successful in this administrative process, the RFB would have no further recourse. If unsuccessful in this process, AWAB has the option to litigate at a judicial level. Separately from AWAB’s administrative appeal, in June 2015, new tax law was enacted repealing the provisions in the tax code that were the basis for the RFB assessing a 50% penalty in this matter. As such, the estimated range of reasonably possible loss is $0 to $32 (R$103), whereby the maximum end of the range represents the portion of the disallowed credits applicable to the export sales and excludes the 50% penalty. Additionally, the estimated range of disallowed credits related to AWAB’s fixed assets is $0 to $36 (R$117), which would increase the net carrying value of AWAB’s fixed assets if ultimately disallowed. It is management’s opinion that the allegations have no basis; however, at this time, management is unable to reasonably predict an outcome for this matter.

Between 2000 and 2002, Alcoa Alumínio (Alumínio), a Brazil subsidiary of ParentCo that includes both Alcoa Corporation and Arconic operations, sold approximately 2,000 metric tons of metal per month from its Poços de Caldas facility, located in the State of Minas Gerais (the “State”), to Alfio, a customer also located in the State. Sales in the State were exempted from value-added tax (VAT) requirements. Alfio subsequently sold metal to customers outside of the State, but did not pay the required VAT on those transactions. In July 2002, Alumínio received an assessment from State auditors on the theory that Alumínio should be jointly and severally liable with Alfio for the unpaid VAT. In June 2003, the administrative tribunal found Alumínio liable, and Alumínio filed a judicial case in the State in February 2004 contesting the finding. In May 2005, the Court of First Instance found Alumínio solely liable, and a panel of a State appeals court confirmed this finding in April 2006. Alumínio filed a special appeal to the Superior Tribunal of Justice (STJ) in Brasilia (the federal capital of Brazil) later in 2006. In 2011, the STJ (through one of its judges) reversed the judgment of the lower courts, finding that Alumínio should neither be solely nor jointly and severally liable with Alfio for the VAT, which ruling was then appealed by the State. In August 2012, the STJ agreed to have the case reheard before a five-judge panel. A decision from this panel is pending, but additional appeals are likely. At June 30, 2016, the assessment totaled $43 (R$139), including penalties and interest. While ParentCo believes it has meritorious defenses, ParentCo is unable to reasonably predict an outcome.

Other. Sherwin Alumina Bankruptcy. In connection with the sale in 2001 of the Reynolds Metals Company (“Reynolds,” which is a subsidiary of ParentCo) alumina refinery in Gregory, Texas, Reynolds assigned an Energy Services Agreement (“ESA”) with Gregory Power Partners (“Gregory Power”) for purchase of steam and electricity by the refinery. On January 11, 2016, Sherwin Alumina Company, LLC (“Sherwin”), the current owner of the refinery, and an affiliate entity, filed bankruptcy petitions in Corpus Christi, Texas, for reorganization under Chapter 11 of the Bankruptcy Code. On January 26, 2016, Gregory Power delivered notice to Reynolds that Sherwin’s bankruptcy filing constitutes a breach of the ESA; on January 29, 2016, Reynolds responded that the filing does not constitute a breach. Sherwin informed the bankruptcy court that it intends to cease operations because it is not able to continue its bauxite supply agreement and thereafter Gregory Power filed a complaint in the bankruptcy case against Reynolds alleging breach of the ESA. The outcome of this matter is neither estimable nor probable.

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against ParentCo or Alcoa Corporation, including those pertaining to environmental, product liability, safety and health, and tax matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that the Company’s liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of the Company.

Commitments

Investments. ParentCo has an investment in a joint venture for the development, construction, ownership, and operation of an integrated aluminum complex (bauxite mine, alumina refinery, aluminum smelter, and rolling mill) in Saudi Arabia. The joint venture is owned 74.9% by the Saudi Arabian Mining Company (known as “Ma’aden”) and 25.1% by ParentCo and consists of three separate companies as follows: one each for the mine and refinery, the smelter, and the rolling mill. ParentCo accounts for its investment in the joint venture under the equity method. Capital investment in the project is expected to total approximately $10,800 (SAR 40.5 billion) and has been funded through a combination of equity contributions by the joint venture partners and project financing by the joint venture, which has been guaranteed by both partners (see below). Both the equity contributions and the guarantees of the project financing are based on the joint venture’s partners’ ownership interests. Originally, it was estimated that ParentCo’s total equity investment in the joint venture would be approximately $1,100, of which ParentCo has contributed $982, including $1 in the 2016 six-month period. Based on changes to both the project’s capital investment and equity and debt structure from the initial plans, the estimated $1,100 equity contribution may be reduced. As of June 30, 2016 and December 31, 2015, the carrying value of the investment in this project was $883 and $928, respectively, which is reflected in the accompanying Combined Balance Sheet of Alcoa Corporation.

The smelting and rolling mill companies have project financing totaling $4,227 (reflects principal repayments made through June 30, 2016), of which $1,061 represents ParentCo’s share (the equivalent of ParentCo’s 25.1% interest in the smelting and rolling mill companies). In conjunction with the financings, ParentCo issued guarantees on behalf of the smelting and rolling mill companies to the lenders in the event that such companies default on their debt service requirements through 2017 and 2020 for the smelting company and 2018 and 2021 for the rolling mill company (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the smelting and rolling mill companies cover total debt service requirements of $142 in principal and up to a maximum of approximately $30 in interest per year (based on projected interest rates). At June 30, 2016 and December 31, 2015, the combined fair value of the guarantees was $4 and $7, respectively, which was included in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet.

The mining and refining company has project financing totaling $2,232, of which $560 represents AWAC’s 25.1% interest in the mining and refining company. In conjunction with the financings, ParentCo, on behalf of AWAC, issued guarantees to the lenders in the event that the mining and refining company defaults on its debt service requirements through 2019 and 2024 (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the mining and refining company cover total debt service requirements of $120 in principal and up to a maximum of approximately $30 in interest per year (based on projected interest rates). At June 30, 2016 and December 31, 2015, the combined fair value of the guarantees was $3 in both periods, which was included in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet. In the event ParentCo would be required to make payments under the guarantees, 40% of such amount would be contributed to ParentCo by Alumina Limited, consistent with its ownership interest in AWAC.

In 2004, AofA acquired a 20% interest in a consortium, which subsequently purchased the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia, in exchange for an initial cash investment of $17 (A$24). The investment in the DBNGP, which was classified as an equity investment, was made in order to secure a competitively priced long-term supply of natural gas to AofA’s refineries in Western Australia. AofA made additional contributions of $141 (A$176) for its share of the pipeline capacity expansion and other operational purposes of the consortium through September 2011. In late 2011, the consortium initiated a three-year equity call plan to improve its capitalization structure. This plan required AofA to contribute $39 (A$40), all of which was made through December 2014. Following the completion of the three-year equity call plan in December 2014, the consortium initiated a new equity call plan to further improve its capitalization structure. This plan required AofA to contribute $30 (A$36) through mid-2016, of which $20 (A$27) was made through March 31, 2016, including $3 (A$5) in the 2016 first quarter.

In April 2016, AofA sold its interest in the consortium (see Note J), effectively terminating its remaining obligation to make contributions under the current equity call plan. As part of the sale transaction, AofA will maintain its current access to approximately 30% of the DBNGP transmission capacity for gas supply to its three alumina refineries in Western Australia under an existing agreement to purchase gas transmission services from the DBNGP. At June 30, 2016, AofA has an asset of $275 (A$372) representing prepayments made under the agreement for future gas transmission services.

On April 8, 2015, AofA secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement required a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of completion of the third-party acquisition in June 2015 and the second installment of $200 was made in April 2016. Both of these amounts were included in (Increase) in noncurrent assets on the accompanying Statement of Combined Cash Flows in the respective periods. At June 30, 2016 and December 31, 2015, Alcoa Corporation has an asset of $484 (A$654) and $288 (A$395), respectively, representing the respective prepayments made under this agreement, which were included in Other noncurrent assets on the accompanying Combined Balance Sheet.

H. Other Expenses (Income), Net

		Six months ended June 30,
	Note	2016	2015
Equity loss		$41	$45
Foreign currency losses (gains), net		13	(27)
Net gain from asset sales		(32)	(31)
Net loss on mark-to-market derivative contracts	L	9	2
Other, net		(15)	(2)

		$16	$(13)

In the 2016 six-month period, Net gain from assets sales included a $27 gain related to the sale of an equity interest in a natural gas pipeline in Australia (see Note J). In the 2015 six-month period, Net gain from assets sales included a $29 gain related to the sale of land around the Lake Charles, LA anode facility.

I. Segment Information

The operating results of Alcoa Corporation’s six reportable segments were as follows (differences between segment totals and combined totals are in Corporate):

	Bauxite	Alumina	Aluminum	Cast Products	Energy	Rolled Products	Total
Six months ended June 30, 2016
Sales:
Third-party sales	$131	$1,097	$15	$2,072	$131	$446	$3,892
Related party sales	—	—	—	498	1	—	499
Intersegment sales	357	613	1,889	106	86	—	3,051

Total sales	$488	$1,710	$1,904	$2,676	$218	$446	$7,442

Profit and loss:
Equity (loss) income	—	(21)	7	(3)	—	(21)	(38)
Depreciation, depletion, and amortization	36	95	150	21	28	12	342
Income taxes	39	—	(34)	31	13	(2)	47
After-tax operating income (ATOI)	101	5	(26)	89	36	(16)	189

Six months ended June 30, 2015
Sales:
Third-party sales	$29	$1,758	$1	$2,811	$238	$508	$5,345
Related party sales	—	—	1	633	6	7	647
Intersegment sales	570	934	$2,908	23	154	—	4,589

Total sales	$599	$2,692	$2,910	$3,467	$398	$515	$10,581

Profit and loss:
Equity (loss) income	—	(18)	23	(31)	—	(16)	(42)
Depreciation, depletion, and amortization	50	107	157	21	31	12	378
Income taxes	41	135	35	25	41	14	291
ATOI	106	324	185	43	79	11	748

The following table reconciles total segment ATOI to combined net (loss) income attributable to Alcoa Corporation:

	Six months ended June 30,
	2016	2015
Total segment ATOI	$189	$748
Unallocated amounts:
Impact of LIFO	27	43
Metal price lag	4	(12)
Interest expense	(130)	(139)
Noncontrolling interest (net of tax)	(38)	(127)
Corporate expense	(96)	(102)
Restructuring and other charges	(92)	(243)
Income taxes	(39)	58
Other	(90)	(157)

Combined net (loss) income attributable to Alcoa Corporation	$(265)	$69

Items required to reconcile total segment ATOI to combined net (loss) income attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; noncontrolling interest; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit eliminations; the impact of any discrete tax items, deferred tax valuation allowance adjustments, and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income.

J. Equity Investments

A summary of financial information for Alcoa Corporation’s equity investments is as follows (amounts represent 100% of investee financial information):

For the six months ended June 30,	2016	2015
Sales	$1,796	$1,857
Cost of goods sold	1,360	1,557
Net income (loss)	29	(86)

In April 2016, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), sold its 20% interest in a consortium, DBP, the owner and operator of the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia, to the only other member of the consortium, DUET Group. AofA received $145 (A$192) in cash, which was included in Sales of investments on the accompanying Statement of Combined Cash Flows, and recorded a gain of $27 (A$35) ($11 (A$15) after-tax and noncontrolling interest) in Other income, net on the accompanying Statement of Combined Operations. Prior to this transaction, AofA’s 20% interest was previously classified as an equity investment on Alcoa Corporation’s Combined Balance Sheet. As part of the transaction, AofA will maintain its current access to approximately 30% of the DBNGP transmission capacity for gas supply to its three alumina refineries in Western Australia. AofA is part of Alcoa World Alumina and Chemicals (AWAC), an unincorporated joint venture that consists of a group of companies, which are owned 60% by Alcoa Corporation and 40% by Alumina Limited of Australia.

K. Pension and Other Postretirement Benefits

The components of net periodic benefit cost were as follows:

	Pension benefits		Other postretirement benefits
Six months ended June 30,	2016	2015	2016	2015
Service cost	$24	$28	$—	$—
Interest cost	37	46	2	2
Expected return on plan assets	(60)	(63)	—	—
Amortization of prior service cost (benefit)	3	4	—	(4)
Recognized actuarial loss (gain)	19	22	—	(2)
Special termination benefits*	1	11	—	1
Settlements*	—	1	—	—
Curtailments	—	—	—	(1)

Net periodic benefit cost	$24	$49	$2	$(4)

*	These amounts were recorded in Restructuring and other charges on the accompanying Statement of Combined Operations (see Note D).

Effective in the first quarter of 2016, management elected to change the manner in which the interest cost component of net periodic benefit cost is calculated for Alcoa Corporation’s pension and other postretirement benefit plans. In the 2016 six-month period, this change resulted in a decrease in net periodic benefit cost of $6.

L. Derivatives and Other Financial Instruments

Fair Value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3—Inputs that are both significant to the fair value measurement and unobservable.

Derivatives. Alcoa Corporation is exposed to certain risks relating to its ongoing business operations, including financial, market, political, and economic risks. The following discussion provides information regarding Alcoa Corporation’s exposure to the risks of changing commodity prices and foreign currency exchange rates.

Alcoa Corporation’s commodity and derivative activities are subject to the management, direction, and control of the Strategic Risk Management Committee (SRMC), which is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC meets on a periodic basis to review derivative positions and strategy and reports to ParentCo’s Board of Directors on the scope of its activities.

Alcoa Corporation has ten derivative instruments classified as Level 3 under the fair value hierarchy. These instruments are composed of eight embedded aluminum derivatives, an energy contract, and an embedded credit derivative, all of which relate to energy supply contracts associated with nine smelters and three refineries. Five of the embedded aluminum derivatives and the energy contract were designated as cash flow hedging instruments and three of the embedded aluminum derivatives and the embedded credit derivative were not designated as hedging instruments.

The following section describes the valuation methodologies used by Alcoa Corporation to measure its Level 3 derivative instruments at fair value. Derivative instruments classified as Level 3 in the fair value hierarchy represent those in which management has used at least one significant unobservable input in the valuation model. Alcoa Corporation uses a discounted cash flow model to fair value all Level 3 derivative instruments. Where appropriate, the description below includes the key inputs to those models and any significant assumptions. These valuation models are reviewed and tested at least on an annual basis.

Inputs in the valuation models for Level 3 derivative instruments are composed of the following: (i) quoted market prices (e.g., aluminum prices on the 10-year London Metal Exchange (LME) forward curve and energy prices), (ii) significant other observable inputs (e.g., information concerning time premiums and volatilities for certain option type embedded derivatives and regional premiums for aluminum contracts), and (iii) unobservable inputs (e.g., aluminum and energy prices beyond those quoted in the market). For periods beyond the term of quoted market prices for aluminum, Alcoa Corporation estimates the price of aluminum by extrapolating the 10-year LME forward curve. Additionally, for periods beyond the term of quoted market prices for energy, management has developed a forward curve based on independent consultant market research. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence (Level 2). In the absence of such evidence, management’s best estimate is used (Level 3). If a significant input that is unobservable in one period becomes observable in a subsequent period, the related asset or liability would be transferred to the appropriate classification (Level 1 or 2) in the period of such change (there were no such transfers in the periods presented).

Alcoa Corporation has two power contracts, each of which contain an embedded derivative that indexes the price of power to the LME price of aluminum. Additionally, Alcoa Corporation has three power contracts, each of which contain an embedded derivative that indexes the price of power to the LME price of aluminum plus the Midwest premium. The embedded derivatives in these five power contracts are primarily valued using observable market prices; however, due to the length of the contracts, the valuation models also require management to estimate the long-term price of aluminum based upon an extrapolation of the 10-year LME forward curve and/or 5-year Midwest premium curve. Significant increases or decreases in the actual LME price beyond 10 years and/or the Midwest premium beyond 5 years would result in a higher or lower fair value measurement. An increase in actual LME price and/or the Midwest premium over the inputs used in the valuation models will result in a higher cost of power and a corresponding decrease to the derivative asset or increase to the derivative liability. The embedded derivatives have been designated as cash flow hedges of forward sales of aluminum. Unrealized gains and losses were included in Other comprehensive (loss) income on the accompanying Combined Balance Sheet while realized gains and losses were included in Sales on the accompanying Statement of Combined Operations.

Also, Alcoa Corporation has a power contract (expires in September 2016—see below) separate from above that contains an LME-linked embedded derivative. The embedded derivative is valued using the probability and interrelationship of future LME prices, Australian dollar to U.S. dollar exchange rates, and the U.S. consumer price index. Significant increases or decreases in the LME price would result in a higher or lower fair value measurement. An increase in actual LME price over the inputs used in the valuation model will result in a higher cost of power and a corresponding decrease to the derivative asset. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other income, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract. At the time this derivative asset was recognized, an equivalent amount was recognized as a deferred credit in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet. This deferred credit is recognized in Other income, net on the accompanying Statement of Combined Operations as power is received over the life of the contract.

Additionally, Alcoa Corporation has a natural gas supply contract, which has an LME-linked ceiling. This embedded derivative is valued using probabilities of future LME aluminum prices and the price of Brent crude oil (priced on Platts), including the interrelationships between the two commodities subject to the ceiling. Any change in the interrelationship would result in a higher or lower fair value measurement. An LME ceiling was embedded into the contract price to protect against an increase in the price of oil without a corresponding increase in the price of LME. An increase in oil prices with no similar increase in the LME price would limit the increase of the price paid for natural gas. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other expenses (income), net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as gas purchases were made under the contract.

In the second quarter of 2016, Alcoa Corporation and the related counterparty elected to modify the pricing of an existing power contract for a smelter in the United States. This amendment contains an embedded derivative that now indexes the price of power to the LME price of aluminum plus the Midwest premium. The embedded derivative is valued using the interrelationship of future metal prices (LME base plus Midwest premium) and the amount of megawatt hours of energy needed to produce the forecasted metric tons of aluminum at the smelter. Significant increases or decreases in the metal price would result in a higher or lower fair value measurement. An increase in actual metal price over the inputs used in the valuation model will result in a higher cost of power and a corresponding increase to the derivative liability. Management elected not to qualify the embedded derivative for hedge accounting treatment. Unrealized gains and losses from the embedded derivative will be included in Other income, net on the accompanying Statement of Combined Operations while realized gains and losses will be included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases are made under the contract. At the time this derivative liability was recognized, an equivalent amount was recognized as a deferred charge in Other noncurrent assets on the accompanying Combined Balance Sheet. This deferred charge will be recognized in Other income, net on the accompanying Statement of Combined Operations as power is received over the life of the contract.

Furthermore, Alcoa Corporation has a power contract, which contains an embedded derivative that indexes the difference between the long-term debt ratings of Alcoa Corporation and the counterparty from any of the three major credit rating agencies. Management uses market prices, historical relationships, and forecast services to determine fair value. Significant increases or decreases in any of these inputs would result in a lower or higher fair value measurement. A wider credit spread between Alcoa Corporation and the counterparty would result in a higher cost of power and a corresponding increase in the derivative liability. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses were included in Other expenses (income), net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract.

Finally, Alcoa Corporation has a derivative contract that will hedge the anticipated power requirements at one of its smelters once the existing power contract expires in September 2016 (see above). Beyond the term where market information is available, management has developed a forward curve, for valuation purposes, based on independent consultant market research. Significant increases or decreases in the power market may result in a higher or lower fair value measurement. Lower prices in the power market would cause a decrease in the derivative asset. The derivative contract has been designated as a cash flow hedge of future purchases of electricity. Unrealized gains and losses on this contract were recorded in Other comprehensive (loss) income on the accompanying Combined Balance Sheet. Once the designated hedge period begins in September 2016, realized gains and losses will be recorded in Cost of goods sold as electricity purchases are made under the power contract.

The following table presents quantitative information related to the significant unobservable inputs described above for Level 3 derivative contracts:

	Fair value at June 30, 2016*	Unobservable input	Range ($ in full amounts)
Assets:
Embedded aluminum derivatives	$718	Price of aluminum beyond forward curve

Aluminum: $2,093 per metric ton in 2026 to $2,245 per metric ton in 2029 (two contracts) and $2,540 per metric ton in 2036 (one contract)

Midwest premium: $0.0775 per pound in 2021 to $0.0775 per pound in 2029 (two contracts) and 2036 (one contract)

Embedded aluminum derivative	23	Interrelationship of future aluminum prices, foreign currency exchange rates, and the U.S. consumer price index (CPI)

Aluminum: $1,631 per metric ton in July 2016 to $1,637 per metric ton in September 2016

Foreign currency: A$1 = $0.74 in 2016 (July through September)

CPI: 1982 base year of 100 and 236 in 2016 (July through September)

Embedded aluminum derivative	4	Interrelationship of LME price to overall energy price	Aluminum: $1,614 per metric ton in 2016 to $1,755 per metric ton in 2019
Embedded aluminum derivative	—	Interrelationship of future aluminum and oil prices	Aluminum: $1,631 per metric ton in 2016 to $1,710 per metric ton in 2018 Oil: $49 per barrel in 2016 to $55 per barrel in 2018
Energy contract	40	Price of electricity beyond forward curve	Electricity: $48 per megawatt hour in 2019 to $116 per megawatt hour in 2036
Liabilities:
Embedded aluminum derivative	196	Price of aluminum beyond forward curve	Aluminum: $2,093 per metric ton in 2026 to $2,137 per metric ton in 2027
Embedded aluminum derivative	32	Interrelationship of LME price to the amount of megawatt hours of energy needed to produce the forecasted metric tons of aluminum	Aluminum: $1,631 per metric ton in 2016 to $1,729 per metric ton in 2019 Midwest premium: $0.0725 per pound in 2016 to $0.0775 per pound in 2019 Electricity: rate of 2 million megawatt hours per year
Embedded credit derivative	33	Credit spread between Alcoa Corporation and counterparty	3.45% to 3.81% (3.63% median)

*	The fair value of the energy contract reflected as an asset in this table is lower by $9 compared to the respective amount reflected in the Level 3 tables presented below. This is due to the fact that this contract is in a liability position for the current portion but is in an asset position for the noncurrent portion, and is reflected as such on the accompanying Combined Balance Sheet. However, this derivative is reflected as a net asset in the above table for purposes of presenting the assumptions utilized to measure the fair value of the derivative instrument in its entirety.

The fair values of Level 3 derivative instruments recorded as assets and liabilities in the accompanying Combined Balance Sheet were as follows:

Asset Derivatives	June 30, 2016	December 31, 2015
Derivatives designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivatives	$51	$72
Other noncurrent assets:
Embedded aluminum derivatives	671	994
Energy contract	49	2

Total derivatives designated as hedging instruments	$771	$1,068

Derivatives not designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivative	$23	$69
Total derivatives not designated as hedging instruments	$23	$69

Total Asset Derivatives	$794	$1,137

Liability Derivatives
Derivatives designated as hedging instruments:
Other current liabilities:
Embedded aluminum derivative	$14	$9
Energy contract	9	4
Other noncurrent liabilities and deferred credits:
Embedded aluminum derivative	182	160

Total derivatives designated as hedging instruments	$205	$173

Derivatives not designated as hedging instruments:
Other current liabilities:
Embedded aluminum derivative	$8	$—
Embedded credit derivative	5	6
Other noncurrent liabilities and deferred credits:
Embedded aluminum derivative	24	—
Embedded credit derivative	28	29

Total derivatives not designated as hedging instruments	$65	$35

Total Liability Derivatives	$270	$208

The following table presents a reconciliation of activity for Level 3 derivative contracts:

	Assets		Liabilities
Six months ended June 30, 2016	Embedded aluminum derivatives	Energy contract	Embedded aluminum derivative	Embedded credit derivative	Energy contract
Opening balance—January 1, 2016	$1,135	$2	$169	$35	$4
Total gains or losses (realized and unrealized) included in:
Sales	(10)	—	(5)	—	—
Cost of goods sold	(61)	—	—	(3)	—
Other expenses (income), net	(8)	2	—	1	(1)
Other comprehensive income (loss)	(336)	39	32	—	—
Purchases, sales, issuances, and settlements*	—	—	32	—	—
Transfers into and/or out of Level 3*	—	—	—	—	—
Other	25	6	—	—	6

Closing balance—June 30, 2016	$745	$49	$228	$33	$9

Change in unrealized gains or losses included in earnings for derivative contracts held at June 30, 2016:
Sales	$—	$—	$—	$—	$—
Cost of goods sold	—	—	—	—	—
Other expenses (income), net	(8)	2	—	1	(1)

*	In the 2016 six-month period, there was an issuance of a new embedded derivative contained in an amendment to an existing power contract. There were no purchases, sales or settlements of Level 3 derivative instruments. Additionally, there were no transfers of derivative instruments into or out of Level 3.

Derivatives Designated As Hedging Instruments—Cash Flow Hedges.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of unrealized gains or losses on the derivative is reported as a component of other comprehensive income (OCI). Realized gains or losses on the derivative are reclassified from OCI into earnings in the same period or periods during which the hedged transaction impacts earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized directly in earnings immediately.

Alcoa Corporation has five Level 3 embedded aluminum derivatives and one Level 3 energy contract that have been designated as cash flow hedges as follows.

Embedded aluminum derivatives.

Alcoa Corporation has entered into energy supply contracts that contain pricing provisions related to the LME aluminum price. The LME-linked pricing features are considered embedded derivatives. Five of these embedded derivatives have been designated as cash flow hedges of forward sales of aluminum. At June 30, 2016 and December 31, 2015, these embedded aluminum derivatives hedge forecasted aluminum sales of 3,261 kmt and 3,307 kmt, respectively.

Alcoa Corporation recognized a net unrealized loss of $368 in the 2016 six-month period and a net unrealized gain of $518 in the 2015 six-month period in Other comprehensive (loss) income related to these five derivative instruments. Additionally, Alcoa Corporation reclassified a realized gain of $5 in the 2016 six-month period and a realized loss of $24 in the 2015 six-month period from Accumulated other comprehensive loss to Sales. Assuming market rates remain constant with the rates at June 30, 2016, a realized gain of $25 is expected to be recognized in Sales over the next 12 months.

Also, Alcoa Corporation recognized a gain of less than $1 in the 2016 six-month period and a gain of $1 in the 2015 six-month period in Other income, net related to the amount excluded from the assessment of hedge effectiveness. There was no ineffectiveness related to these five derivative instruments in the 2015 six-month period.

Energy contract.

Alcoa Corporation has a derivative contract that will hedge the anticipated power requirements at one of its smelters once the existing power contract expires in September 2016. At June 30, 2016 and December 31, 2015, this energy contract hedges forecasted electricity purchases of 59,409,328 megawatt hours. Alcoa Corporation recognized an unrealized gain of $39 in the 2016 six-month period, and an unrealized loss of $11 in the 2015 six-month period in Other comprehensive (loss) income. Additionally, Alcoa Corporation recognized a gain of $3 in Other income, net related to hedge ineffectiveness in the 2016 six-month period. There was no ineffectiveness related to the energy contract in the 2015 six-month period.

Derivatives Not Designated As Hedging Instruments.

Alcoa Corporation has three Level 3 embedded aluminum derivatives and one Level 3 embedded credit derivative that do not qualify for hedge accounting treatment. As such, gains and losses related to the changes in fair value of these instruments are recorded directly in earnings. In the six-month period of 2016 and 2015, Alcoa Corporation recognized a loss of $9 and $2, respectively, in Other income, net, of which a loss of $8 and $1, respectively, related to the embedded aluminum derivatives and a loss of $1 and $1, respectively, related to the embedded credit derivative.

Material Limitations.

The disclosures with respect to commodity prices, interest rates, and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa Corporation’s control and could vary significantly from those factors disclosed.

Alcoa Corporation is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although nonperformance is possible, Alcoa Corporation does not anticipate nonperformance by any of these parties. Contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

Other Financial Instruments. The carrying values and fair values of Alcoa Corporation’s other financial instruments were as follows:

	June 30, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$332	$332	$557	$557
Restricted cash	2	2	—	—
Long-term debt due within one year	22	22	18	18
Long-term debt, less amount due within one year	233	233	207	207

Cash and cash equivalents, Restricted cash, and Short-term borrowings. The carrying amounts approximate fair value because of the short maturity of the instruments. The fair value amounts for Cash and cash equivalents and Restricted cash were classified in Level 1.

Long-term debt due within one year and Long-term debt, less amount due within one year. The fair value was based on interest rates that are currently available to Alcoa Corporation for issuance of debt with similar terms and maturities. The fair value amounts for all Long-term debt were classified in Level 2 of the fair value hierarchy.

M. Related Party Transactions

Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in these Combined Financial Statements of Alcoa Corporation. In the six-month period of 2016 and 2015, sales to Arconic from Alcoa Corporation were $499 and $647, respectively.

Cash pooling arrangement

Alcoa Corporation engages in cash pooling arrangements with related parties that are managed centrally by ParentCo.

Corporate allocations and Net parent investment

ParentCo’s operating model includes a combination of standalone and combined business functions between Alcoa Corporation and Arconic, varying by country and region. The Combined Financial Statements of Alcoa Corporation include allocations related to these costs applied on a fully allocated cost basis, in which shared business functions are allocated between Alcoa Corporation and Arconic. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development activities. For purposes of the Combined Financial Statements, a portion of these general corporate expenses has been allocated to Alcoa Corporation, and is included in the combined statement of operations within Cost of goods sold, Selling, general administrative and other expenses, and Research and development expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic. The total general corporate expenses allocated to Alcoa Corporation during the six-months ended June 30, 2016 and 2015, were $106 and $147, respectively.

All external debt not directly attributable to Alcoa Corporation has been excluded from the Combined Balance Sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense. The total financing costs allocated to Alcoa Corporation during the six months ended June 30, 2016 and 2015, were $119 and $127, respectively.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Net parent investment.

N. Income taxes—The effective tax rate for the six-month period of 2016 and 2015 was 61% (provision on a loss) and 54% (provision on income), respectively.

The rate for the 2016 six-month period differs (by (96) percentage points) from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation, a $5 discrete income tax charge for valuation allowances of certain deferred tax assets in Australia, somewhat offset by foreign income taxed in lower rate jurisdictions.

The rate for the 2015 six-month period differs from the U.S. federal statutory rate of 35% primarily due to an $85 discrete income tax charge ($51 after noncontrolling interest) for a valuation allowance on certain deferred tax assets in Suriname, which were mostly related to employee benefits and tax loss carryforwards.

O. Separation Costs—ParentCo is incurring costs to evaluate, plan, and execute the separation, and Alcoa Corporation is allocated a pro rata portion of those costs based on segment revenue. In the 2016 six-month period, ParentCo recognized $63 for costs related to the proposed separation transaction, of which $31 was allocated to Alcoa Corporation and was included in Selling, general administrative, and other expenses on the accompanying Statement of Combined Operations.

P. Subsequent Events—Management evaluated all activity of Alcoa Corporation through September 1, 2016 (the date on which the Combined Financial Statements were issued), and concluded that no subsequent events have occurred that would require recognition in the Combined Financial Statements or disclosure in the Notes to the Combined Financial Statements.